As filed with the Securities and Exchange Commission on July 16, 2003

Registration No. 333-106840

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Vitesse Semiconductor Corporation

(Exact name of Registrant as specified in its charter)

Delaware	3674	77-0138960
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

Vitesse Semiconductor Corporation

741 Calle Plano

Camarillo, CA 93012

(805) 388-3700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Louis R. Tomasetta, Ph.D

President

and Chief Executive Officer

Vitesse Semiconductor Corporation

741 Calle Plano

Camarillo, CA 93012

(805) 388-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Francis S. Currie, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Mark J. Kelson, Esq. Allen Matkins Leck Gamble & Mallory LLP 1901 Avenue of the Stars Suite 1800 Los Angeles, CA 90067 (310) 788-2400

Approximate date of commencement of proposed sale to the public:    Upon consummation of the merger described herein.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

July 18, 2003

Dear Multilink Shareholder:

After careful consideration, the board of directors of Multilink Technology Corporation has unanimously approved the merger of Multilink with a subsidiary of Vitesse Semiconductor Corporation, whereby Multilink will become a wholly-owned subsidiary of Vitesse.

You are cordially invited to attend a special meeting of the shareholders of Multilink, which will be held at Multilink’s principal executive offices, located at 300 Atrium Drive in Somerset, New Jersey, at 10:00 a.m. Eastern Time on August 19, 2003. Only shareholders who hold shares of Multilink common stock at the close of business on July 15, 2003 will be entitled to vote at the special meeting. A formal meeting notice and proxy statement/prospectus are attached. The enclosed proxy statement/prospectus provides detailed information regarding Multilink, Vitesse and the merger.

At the special meeting, shareholders will be asked to approve the merger and the merger agreement with Vitesse under which each share of Multilink Class A and Class B common stock will be converted into 0.5493 of a share of Vitesse common stock, and Multilink will become a wholly owned subsidiary of Vitesse. Vitesse common stock is listed on The Nasdaq National Market under the symbol “VTSS”. Multilink Class A common stock is listed on The Nasdaq National Market under the symbol “MLTC.” There is no established trading market for the Multilink Class B common stock.

Chanin Capital L.L.C. has rendered an opinion to a special committee of our board of directors, which consisted of two of our independent directors, that, as of June 9, 2003, the merger consideration was fair, from a financial point of view, to our shareholders. Based on this fairness opinion and other considerations, the special committee unanimously recommended to our board of directors that it approve the merger. After receipt of such recommendation and consideration of other issues, our board of directors unanimously approved the merger. Our board of directors and the special committee believe that the terms of the merger are fair to, and in the best interest of, our company and our shareholders. Our board of directors unanimously recommends that you vote “FOR” the merger.

Certain of our shareholders, including certain of our officers and directors, who beneficially own approximately 43.0% of the outstanding shares of our Class A common stock and 78.9% of the outstanding shares of our Class B common stock as of the close of business on July 15, 2003, have agreed to vote FOR the adoption of the merger agreement and approval of the merger. Each of these shareholders has also granted an irrevocable proxy and a power of attorney to Vitesse representatives to vote his, her or its shares of our common stock “FOR” adoption of the merger agreement and approval of the merger.

Whether or not you attend the special meeting, it is important that your shares be represented and voted at the meeting. Therefore, I urge you to sign, date and promptly return the enclosed proxy card in the enclosed postage-paid envelope. Returning your completed proxy card will ensure your representation at the special meeting. YOUR VOTE IS VERY IMPORTANT.

We look forward to seeing you on August 19, 2003.

Sincerely,

Richard N. Nottenburg, Ph.D.

President, Chief Executive Officer and Chairman

This document incorporates important business and financial information about Vitesse from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is available at the Internet website the SEC maintains at www.sec.gov, as well as from other sources. See “Where you can find more information” on page 110 of the proxy statement/prospectus. You may also request copies of these documents without charge upon written or oral request to Vitesse, 741 Calle Plano, Camarillo, CA 93012, (805) 388-3700. In order to receive timely delivery of the documents, you must make your request no later than August 12, 2003.

Please see “Risk Factors” beginning on page 12 of this proxy statement/prospectus for a description of certain risks associated with the merger and the businesses of Multilink and Vitesse.

Neither the SEC nor any state securities regulators have approved the securities to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July 17, 2003, and is first being mailed to Multilink shareholders on or about July 18, 2003.

MULTILINK TECHNOLOGY CORPORATION

300 Atrium Drive

Somerset, New Jersey 08873 (732) 537-3700

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD AUGUST 19, 2003

To Our Shareholders:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Multilink Technology Corporation, a California corporation, will be held on August 19, 2003 at 10:00 a.m. Eastern time, at the principal executive offices of Multilink Technology Corporation at 300 Atrium Drive, Somerset, New Jersey 08873 for the following purposes:

1.	To consider and vote on a proposal to approve an Agreement and Plan of Merger dated as of June 9, 2003, among Vitesse Semiconductor Corporation, Margaux Acquisition Corporation, a wholly owned subsidiary of Vitesse, and Multilink, and the merger and other transactions contemplated thereby; and

2.	To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Our board of directors unanimously recommends that you vote for the merger proposal. Our shareholders of record at the close of business on July 15, 2003 are entitled to vote at the special meeting or any adjournment or postponement thereof.

The attached proxy statement/prospectus is being mailed on or about July 18, 2003 to Multilink’s shareholders of record as of July 15, 2003.

All of our shareholders are cordially invited to attend the special meeting. To assure your representation at the special meeting, you are urged to mark, sign, date and return the enclosed proxy card promptly in the postage-paid envelope enclosed for that purpose. Any shareholder attending the special meeting may vote in person even if he or she previously returned a proxy.

By Order of the Board of Directors,

John U. Soenksen

Chief Financial Officer and Secretary

Somerset, New Jersey

July 18, 2003

i

ii

QUESTIONS AND ANSWERS FOR MULTILINK SHAREHOLDERS

Q:	What is the merger? (See page 38)

A:	The merger will be the acquisition of Multilink by Vitesse through the merger of Margaux Acquisition Corporation, a wholly-owned subsidiary of Vitesse, with Multilink. Upon consummation of the merger, Multilink will become a wholly-owned subsidiary of Vitesse. After the merger, the current shareholders of Vitesse will own approximately 97% of Vitesse and the former shareholders of Multilink will own approximately 3% of Vitesse.

Q:	What will Multilink shareholders and optionholders receive in the merger? (See pages 59 and 60)

A:	When the merger is completed, holders of Multilink Class A and Class B common stock will receive 0.5493 shares of Vitesse common stock in exchange for each share of Multilink Class A or Class B common stock. Multilink shareholders who would receive Vitesse fractional shares will instead receive cash in an amount based on the average closing prices, as reported on Nasdaq, of Vitesse common stock for the five trading days immediately preceding the effective date of the merger multiplied by the fraction of a Vitesse share such shareholder would otherwise receive.

Options and warrants to purchase shares of Multilink common stock will be converted into options and warrants to purchase shares of Vitesse common stock after completion of the merger. The number of shares covered by, and the exercise price for, each option or warrant will be adjusted using the merger exchange ratio of 0.5493 shares of Vitesse for each share of Multilink.

Q:	What vote is required to approve the merger? (see page 35)

A:	Holders of a majority of the outstanding Multilink Class A common stock and a majority of the outstanding Multilink Class B common stock, voting as separate classes, must approve the terms of the merger and the merger agreement.

Q:	Does the board of directors of Multilink recommend voting in favor of the merger? (See page 43)

A:	Yes. After careful consideration, Multilink’s board of directors unanimously recommends that its shareholders vote in favor of the merger agreement and the proposed merger.

Q:	Are there risks I should consider in deciding whether to vote for the merger? (See page 12)

A:	Yes. In evaluating the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Q:	What do I need to do now?

A:	Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. Directions are included on the enclosed proxy card. If you do not include instructions on how to vote your properly signed proxy, your shares will be voted “FOR” approval of the merger.

Please do not send your Multilink stock certificates at this time.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

Q:	What do I do if I want to change my vote after I have sent in my proxy card? (See page 36)

A:	If you want to change your vote, send the secretary of Multilink a later-dated, signed proxy card before the special meeting or attend the special meeting in person. You may also revoke your proxy by sending written notice to the secretary of Multilink before the special meeting.

Q:	As a Multilink shareholder, should I send in my Multilink stock certificates now?

A:	No. After the merger is completed, you will be sent written instructions for exchanging your Multilink stock certificates for Vitesse stock certificates.

Q:	When do you expect the merger to be completed?

A:	Multilink and Vitesse are working toward completing the merger as quickly as possible. We hope to complete the merger shortly after the special meeting.

Q:	Will I recognize an income tax gain or loss on the merger (See page 52)?

A:	The merger has been structured to qualify as a reorganization for United States federal income tax purposes. Assuming the merger qualifies as a reorganization, Multilink shareholders will generally not recognize taxable gain or loss for United States federal income tax purposes in connection with the merger, except to the extent they receive cash received instead of fractional shares or receive cash because they exercise statutory dissenters’ rights. Nevertheless, all Multilink shareholders are urged to consult their own tax advisors to determine their particular tax consequences.

Q:	Am I entitled to appraisal rights? (See page 55)

A:	Holders of Multilink Class B common stock and certain holders of Multilink Class A common stock who vote against the merger and properly exercise their dissenters’ rights will have the right to receive a cash payment equal to the fair value of their shares of Multilink common stock, as determined in accordance with Article 13 of the General Corporation Law of California. Any payment of fair value will be in lieu of the merger consideration provided for in the merger agreement and could be more than, the same as, or less valuable than the agreed upon merger consideration. Any shareholder wishing to exercise dissenters’ rights must take affirmative steps to preserve those rights. A copy of Article 13 of the General Corporation Law of California is attached as Annex D to this proxy statement/prospectus and is summarized below in “California Dissenters’ Rights” on page 55.

Q:	Whom should I call with questions?

A:	Multilink shareholders should call Richard Sawchak, Director of Investor Relations, at (732) 537-3776, with any questions about the merger.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus pertains to the merger of Multilink with a subsidiary of Vitesse, and it is being sent to the holders of common stock of Multilink. This summary does not contain all of the information that is important to you. You should read carefully the documents attached to and those incorporated by reference in this proxy statement/prospectus, including the merger agreement attached as Annex A, the voting agreements attached as Annex B, and the opinion of Chanin Capital L.L.C. attached as Annex C.

Forward-Looking Statements

Except for historical information, this proxy statement/prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties, including, among other things, statements regarding the recent significant economic slowdown in the technology sector and semiconductor industry, the timing, rescheduling or cancellation of significant customers orders, post-merger business strategies, anticipated costs and expenses, product and service development and relationships with strategic partners. These forward-looking statements include, among others, those statements including the words “expects,” “anticipates,” “intends,” “believes” and similar language. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section “Risk Factors.”

The Companies

Multilink Technology Corporation 300 Atrium Drive 2nd Floor Somerset, NJ 08873 (732) 537-3700 www.mltc.com	Vitesse Semiconductor Corporation 741 Calle Plano Camarillo, CA 93012 (805) 388-3700 www.vitesse.com

Multilink designs, develops and markets advanced mixed-signal integrated circuits and VLSI products that enable the next generation of high-speed networking systems. Multilink’s products span the markets from the Ethernet and storage enterprise to Long Haul optical transport equipment with a focus on the fastest commercially available speeds from 1 Gb/s to 10 Gb/s.

Vitesse is a leading designer and manufacturer of innovative silicon solutions and optical devices used in the networking, communications, and storage industries worldwide. Vitesse works to specifically address the requirements of system designers and OEMs by providing high-performance, integrated products that are suited for use in Enterprise, Access, Metro, and Core applications.

Summary of the Merger

The Merger (See page 38)

In the merger, Multilink will merge with a wholly-owned subsidiary of Vitesse called Margaux Acquisition Corporation. Upon consummation of the merger, Multilink will become a wholly-owned subsidiary of Vitesse. As a result of the merger, Multilink common shareholders will receive 0.5493 shares of Vitesse common stock in exchange for each of their Multilink shares.

The merger agreement is attached to this proxy statement/prospectus as Annex A. You are encouraged to read it carefully.

Conditions to completion of the merger (See page 62)

Multilink’s and Vitesse’s obligations to complete the merger are subject to the satisfaction or waiver of closing conditions, including approval by Multilink shareholders.

Vote required for approval (See page 35)

The holders of a majority of the shares of Multilink Class A common stock outstanding and the holders of a majority of the shares of Multilink Class B common stock outstanding, voting as separate classes, must approve the merger agreement and the terms of the merger. Multilink shareholders holding approximately 43.0% of the outstanding Class A common stock and shareholders holding approximately 78.9% of the outstanding Class B common stock as of the record date for the special meeting have agreed to vote their shares in favor of the merger agreement and the merger.

Termination of the merger agreement (See page 63)

Multilink and Vitesse have the right to terminate the merger agreement under certain circumstances. In certain cases, termination of the merger agreement will require payment of a termination fee and expenses to Vitesse.

Opinion of Multilink’s financial advisor (See page 42)

In deciding to approve the merger, Multilink’s board of directors considered, among other things, the opinion of Chanin Capital L.L.C. to the effect that, as of the date of the opinion, the merger consideration was fair, from a financial point of view, to the holders of Multilink common stock. The opinion of the financial advisor is attached to the back of this proxy statement/prospectus as Annex C, and should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by Chanin Capital L.L.C. The opinion of Chanin Capital L.L.C. is directed to the special committee of the Multilink board. This opinion does not constitute a recommendation as to how any shareholder should vote with respect to any matter relating to the proposed merger.

U.S. federal income tax consequences of the merger (See page 52)

The merger has been structured to qualify as a “reorganization” for U.S. federal income tax purposes. Assuming the merger qualifies as a reorganization, holders of Multilink common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Multilink shares for shares of Vitesse common stock in the merger, except to the extent they receive cash for a fractional share of Vitesse common stock or they receive cash because they exercise statutory dissenters’ rights. The companies themselves, as well as current holders of Vitesse common stock, will not recognize gain or loss as a result of the merger. It is a condition to the obligation of Multilink to complete the merger that it receives a legal opinion from its outside counsel that the merger will be a tax-free reorganization for U.S. federal income tax purposes.

The U.S. federal income tax consequences described above may not apply to all shareholders of Multilink, including certain holders specifically referred to on page 52. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences of the merger to you.

Accounting treatment of the merger (See page 54)

The merger will be accounted as a “purchase” of a business, as such term is used under accounting principles generally accepted in the United States, for accounting and financial reporting purposes. Accordingly, the consideration paid for the acquired Multilink shares will be allocated to the assets and liabilities of Multilink based on their respective fair values.

Interests of certain persons in the merger (See page 49)

When considering the recommendation of Multilink’s board of directors, Multilink shareholders should be aware that certain Multilink directors, officers and shareholders have interests in the merger that are different from, or are in addition to, yours. These interests include options held by various executive officers and directors and the potential acceleration of those options upon completion of the merger, the effect of the merger on employment arrangements with executives of Multilink and the indemnification of directors and officers of Multilink against certain liabilities both before and after the merger. Multilink’s officers and directors control 40.9% of the shares of Multilink Class A common stock and 60.8% of the shares of Multilink Class B common stock.

Dissenters’ rights (See page 55)

Holders of Multilink Class B common stock and certain holders of Multilink Class A common stock who vote against the merger and properly exercise their dissenters’ rights will have the right to receive a cash payment equal to the fair value of their shares of Multilink common stock, as determined in accordance with Article 13 of the General Corporation Law of California. Any payment of fair value will be in lieu of the merger consideration provided for in the merger agreement and could be more than, the same as or less valuable than the agreed upon merger consideration. A copy of Article 13 of the General Corporation Law of California is attached as Annex D to this proxy statement/prospectus and is summarized below in “California Dissenters’ Rights” on page 55. Any shareholder wishing to exercise dissenter’s rights must take affirmative steps to preserve these rights.

Restrictions on the ability to sell Vitesse stock (See page 52)

All shares of Vitesse common stock received by Multilink shareholders in connection with the merger will be freely transferable under the Securities Act of 1933 unless the holder is considered an affiliate of either Multilink or Vitesse. Shares of Vitesse held by such affiliates may only be sold pursuant to a registration statement or an exemption from the Securities Act.

Comparative market price information (See page 10)

Shares of Multilink Class A common stock and shares of Vitesse common stock are listed on The Nasdaq National Market. On June 6, 2003, the last full trading day prior to the public announcement of the proposed merger, Multilink’s Class A common stock closed at $2.42 per share. On July 14, 2003, Multilink’s common stock closed at $3.69 per share. On June 6, 2003, Vitesse’s common stock closed at $5.42 per share. On July 14, 2003, Vitesse’s common stock closed at $6.87 per share. Shareholders of Multilink should obtain current market quotations.

Regulatory approval (See page 55)

The completion of the merger is subject to the continued effectiveness of the registration statement, of which this proxy statement/prospectus is a part.

SELECTED HISTORICAL FINANCIAL DATA

Vitesse’s Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data should be read in conjunction with Vitesse Corporation’s Consolidated Financial Statements, and the Vitesse “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference in this proxy statement/prospectus. The consolidated statement of operations data for the years ended September 30, 2000, 2001 and 2002 and the consolidated balance sheet data as of September 30, 2001 and 2002 have been derived from Vitesse’s audited consolidated financial statements incorporated by reference in this proxy statement/prospectus. The consolidated statement of operations data for the years ended September 30, 1998 and 1999, and the consolidated balance sheet data as of September 30, 1998, 1999 and 2000 are derived from audited financial statements not included or incorporated by reference in this proxy statement/prospectus. The consolidated statement of operations data for the six months ended March 31, 2002 and 2003, and the consolidated balance sheet data as of March 31, 2003, are derived from unaudited condensed consolidated financial statements incorporated by reference in this proxy statement/prospectus. In the opinion of Vitesse’s management, such unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements referred to above and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and notes thereto. The consolidated statement of operations and data presented below has been restated pursuant to the adoption of SFAS No. 145 (Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections) relating to gains and losses from extinguishment of debt. Results for the six months ended March 31, 2003, are not necessarily indicative of the expected results for the full year.

	As of and for the six months ended March 31,		As of and for the years ended September 30,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands, except for per share amounts)
Statement of operations data:
Revenues	$78,384	$81,238	$162,357	$384,143	$441,694	$281,669	$181,169
Income (loss) from operations	(53,622)	(170,058)	(821,467)	(174,218)	60,802	79,454	46,992
Other income	17,487	18,876	64,015	46,198	20,876	10,989	9,568
Net income (loss)	(36,195)	(151,182)	(883,526)	(111,875)	27,889	61,151	48,634
Net income (loss) per share— basic	(0.18)	(0.76)	(4.45)	(0.60)	0	0.37	0.32
Net income (loss) per share—diluted(1)	(0.18)	(0.76)	(4.45)	(0.60)	0	0.34	0.29
Shares used in per-share calculation—basic	201,053	197,811	198,608	185,853	176,147	164,602	153,735
Shares used in per-share calculation—diluted(1)	201,053	197,811	198,608	185,853	189,828	178,312	166,847

Balance sheet data:
Cash and short-term investments	$233,532		$312,161	$219,785	$699,556	$200,186	$176,773
Working capital, net	255,296		269,526	227,329	806,571	295,463	295,463
Total assets	741,980		827,259	1,932,782	1,901,066	543,069	543,069
Long-term debt, less current portion	195,371		195,915	469,031	723,587	1,636	701
Total shareholder’s equity	464,774		482,705	1,329,005	1,105,402	502,381	361,646

1.    Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares, as their effect is antidilutive. The dilutive potential common shares which were antidilutive for fiscal 2002 totaled approximately 26.6 million shares.

Multilink’s Selected Historical Consolidated Financial Data

The statement of operations data set forth below for the years ended December 31, 2002, 2001, and 2000 and the balance sheet data as of December 31, 2002 and 2001 have been derived from Multilink’s audited consolidated financial statements included elsewhere herein, and should be read in conjunction with those financial statements (including notes thereto). The selected financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 have been derived from audited consolidated financial statements not included herein, but which were previously filed with the Securities and Exchange Commission. The consolidated statement of operations data for the three months ended March 31, 2002 and 2003, and the consolidated balance sheet data as of March 31, 2003, are derived from unaudited condensed consolidated financial statements included elsewhere herein, and should be read in conjunction with those financial statements (including notes thereto). In the opinion of Multilink’s management, such unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements referred to above and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and notes thereto. Results for the three months ended March 31, 2003, are not necessarily indicative of the expected results for the full year.

	For the three months ended March 31,		For the years ended December 31,
	2003	2002	2002	2001	2000	1999	1998
			(in thousands, except for per share amounts)
Statement of Operations Data:
Revenues:
Product	$959	$10,091	$18,267	$130,468	$72,721	$19,383	$2,126
Development	—	—	—	—	—	1,012	1,726

Total revenues	959	10,091	18,267	130,468	72,721	20,395	3,852

Cost of revenues:
Product and development	1,096	5,445	10,147	48,574	27,048	6,748	1,847
Inventory write down and related charges	—	—	5,747	8,788	—	—	—
Manufacturing fixed asset impairment	—	—	1,051	—	—	—	—
Deferred stock compensation	48	564	1,550	2,051	834	19	—

Total cost of revenues	1,144	6,009	18,495	59,413	27,882	6,767	1,847

Gross profit (loss)	(185)	4,082	(228)	71,055	44,839	13,628	2,005

Operating expenses:
Research and development, excluding deferred stock compensation	7,339	12,789	46,124	54,741	24,624	8,779	2,219
Research and development-warrant issuance	—	—	—	—	6,375	—	—
Sales and marketing, excluding deferred stock compensation	1,839	3,932	12,357	17,387	7,130	2,292	349
General and administrative, excluding deferred stock compensation	1,689	2,398	7,748	11,795	7,611	1,767	391
Deferred stock compensation	701	2,213	11,164	9,895	6,076	803	344
Investment impairments and related charges	343	—	4,906	—	—	—	—
Corporate realignment	189	—	10,978	—	—	—	—

Total operating expenses	12,100	21,332	93,277	93,818	51,816	13,641	3,303

Operating loss	(12,285)	(17,250)	(93,505)	(22,763)	(6,977)	(13)	(1,298)
Other income and expenses, net	104	9	448	953	1,561	56	(189)

Income (loss) before provision (benefit) for income taxes	(12,181)	(16,859)	(93,057)	(21,810)	(5,416)	43	(1,487)
Provision (benefit) for income taxes	14	(6,368)	13,190	(9,446)	(1,748)	19	1

Net income (loss)	$(12,195)	$10,491	$(106,247)	$(12,364)	$(3,668)	$24	$(1,488)

	For the three months ended March 31,		For the years ended December 31,
	2003	2002	2002	2001	2000	1999	1998
			(in thousands, except for per share amounts)
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	24	95	48	—
Dividend related to warrant issuance	—	—	—	—	6,375	—	—

Net loss attributable to common shareholders	$(12,195)	$10,491	$(106,247)	$(12,388)	$(10,138)	$(24)	$(1,488)

Net loss per share basic and diluted	$(1.62)	$(1.48)	$(14.48)	$(2.48)	$(3.38)	$(0.01)	$(0.50)

Weighted average shares basic and diluted	7,512	7,070	7,339	4,999	3,000	3,000	3,000

	For the three months ended March 31,		For the years ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands)
Deferred Stock Compensation:
Research and development	$488	$1,363	$6,769	$5,287	$2,824	$216	$344
Sales and marketing	—	271	1,730	2,021	537	31	—
General and administrative	213	579	2,665	2,587	2,715	556	—

Total	$701	$2,213	$11,164	$9,895	$6,076	$803	$344

	As of March 31, 2003	As of December 31,
		2002	2001	2000	1999	1998
Balance Sheet Data:
Cash and cash equivalents	$30,362	$32,669	$49,779	$29,159	$8,997	$303
Restricted cash	2,723	3,050	—	—	—	—
Short-term investments	5,875	14,973	42,903	—	—	—
Working capital (deficit)	21,277	30,168	98,531	41,648	15,108	(34)
Total assets	61,514	77,853	187,513	90,266	22,644	1,747
Long-term obligations, net of current	3,513	4,289	1,673	1,018	3,926	2,189
Redeemable convertible preferred stock	—	—	—	55,073	14,978	—
Total shareholders’ equity (deficit)	37,535	48,921	152,160	9,092	(714)	(1,995)

COMPARATIVE PER SHARE DATA

The following table reflects (a) the historical net income (loss) and book value per share of Vitesse common stock and the historical net income (loss) and book value per share of Multilink common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to Vitesse’s proposed merger with Multilink, and (b) the equivalent historical net loss and book value per share attributable to 0.5493 shares of Vitesse common stock which will be received for each share of Multilink Class A or Class B common stock.

The historical book value per share is computed by dividing stockholders’ equity as of September 30, 2002, and March 31, 2003, respectively, by the actual common shares outstanding. The pro forma per share net loss is computed by dividing the pro forma net loss by the pro forma weighted average number of shares outstanding, assuming Vitesse had merged with Multilink at the beginning of the earliest period presented. The pro forma combined book value per share is computed by dividing total pro forma stockholders’ equity by the pro forma number of common shares outstanding at March 31, 2003, assuming the merger had occurred on that date. The Multilink equivalent pro forma combined per share amounts are calculated by multiplying the Vitesse pro forma combined per share amounts by the common stock exchange ratio of 0.5493.

The following information should be read in conjunction with the separate audited historical consolidated financial statements and related notes of Vitesse and Multilink, the unaudited interim condensed consolidated financial statements and related notes of Vitesse and Multilink, and the selected historical financial data included elsewhere in this proxy statement/prospectus or incorporated herein by reference. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger with Multilink had been consummated as of the beginning of the earliest period presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies. Neither Multilink nor Vitesse has ever declared or paid cash dividends on its capital stock.

	Six Months Ended March 31, 2003	Year Ended September 30, 2002
HISTORICAL VITESSE:
Basic net income (loss) per share	$(0.18)	$(4.45)
Diluted net income (loss) per share	(0.18)	(4.45)
Book value per share at the end of the period	2.23	(2.40)

HISTORICAL MULTILINK:
Basic net income (loss) per share	$(3.30)	$(14.19)
Diluted net income (loss) per share	(3.30)	(14.19)
Book value per share at the end of the period	4.88	7.79

VITESSE AND MULTILINK PRO FORMA COMBINED:
Pro forma net loss per Vitesse share—basic and diluted	$(0.30)	$(4.98)
Pro forma net loss per equivalent Multilink share—basic and diluted	(14.41)	(234.32)
Pro forma book value per Vitesse share at March 31, 2003	2.37
Pro forma book value per equivalent Multilink share at March 31, 2003	83.75

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Multilink Class A common stock has been traded on The Nasdaq National Market under the symbol “MLTC” since June 21, 2001, the date of Multilink’ initial public offering. There is no established public trading market for Multilink’s Class B common stock. Vitesse common stock has been traded on The Nasdaq National Market under the symbol “VTSS” since December 11, 1991, the date of Vitesse’s initial public offering. Prior to such dates, there was no established public trading market for either company’s common stock. The following table sets forth for the calendar periods indicated the quarterly high and low sale prices per share of the last reported closing prices of Multilink common stock and Vitesse common stock as reported on The Nasdaq National Market. On September 6, 2002, Multilink’s shareholders and board of directors approved a one-for-ten reverse stock split of Multilink Class A and Class B common stock. All share prices have been restated to reflect the retroactive effect of the reverse stock split.

The markets for securities such as Vitesse common stock and Multilink Class A common stock historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the semiconductor industry and the investment markets generally, as well as economic conditions and quarterly variations in results of operations, may adversely affect the market price of Vitesse common stock.

	Multilink		Vitesse
	High	Low	High	Low
Year Ended September 30, 2001:
First Quarter	$—	$—	$92.25	$43.13
Second Quarter	—	—	75.88	23.81
Third Quarter	143.00	107.70	37.77	15.94
Fourth Quarter	177.50	51.70	22.20	7.03
Year Ended September 30, 2002:
First Quarter	$78.30	$36.20	$14.84	$7.27
Second Quarter	70.10	19.10	14.16	7.02
Third Quarter	23.40	5.00	10.23	2.59
Fourth Quarter	5.70	2.00	3.41	0.68
Year Ending September 30, 2003:
First Quarter	$4.04	$1.07	$3.32	$0.64
Second Quarter	3.83	1.35	2.81	1.95
Third Quarter	3.05	1.35	5.62	2.18
Fourth Quarter (through July 14)	3.89	2.50	7.19	4.63

Recent Share Prices

The table below presents the per share closing prices of Multilink Class A common stock and Vitesse common stock on The Nasdaq National Market as of the dates specified. June 6, 2003, was the last trading date before announcement of the merger. The table also sets forth the equivalent per share price for Multilink Class A common stock, which was determined by multiplying the closing prices of the Vitesse common stock as of the specified dates by the exchange ratio of 0.5493. July 14, 2003 was the most recent practicable date before the date of this proxy statement/prospectus.

	Multilink Common Stock	Multilink Common Stock Equivalent Value	Vitesse Common Stock
June 6, 2003	$2.42	$2.98	$5.42
July 14, 2003	$3.69	$3.77	$6.87

Both Multilink shareholders and Vitesse stockholders are advised to obtain current market quotations for Multilink common stock and Vitesse common stock. No assurance can be given as to the market prices of Multilink common stock or Vitesse common stock at any time before the consummation of merger or as to the market price of Vitesse common stock at any time after merger. Because the exchange ratio is fixed, the exchange ratio will not be adjusted to compensate Multilink shareholders for decreases in the market price of Vitesse common stock which could occur before the merger becomes effective. In the event the market price of Vitesse common stock decreases or increases prior to the consummation of merger, the value of the Vitesse common stock to be received in the merger in exchange for Multilink common stock would correspondingly decrease or increase.

Dividends

Neither Multilink nor Vitesse has ever declared or paid cash dividends on its capital stock. If the merger is not consummated, the Multilink and Vitesse boards anticipate that they would continue their policy of retaining all earnings to finance the expansion of their businesses. Neither company anticipates paying any cash dividends in the foreseeable future. Multilink and Vitesse expect the combined company to retain all earnings for use in the operation and expansion of its business and they do not anticipate Vitesse will pay any cash dividends after the merger.

RISK FACTORS

The merger involves a high degree of risk. By voting in favor of the merger, current Multilink shareholders will be choosing to invest in Vitesse common stock. An investment in Vitesse common stock involves a high degree of risk. References in this section to “we”, “us”, “our” and similar language refers to Vitesse and its subsidiaries including, after the merger, Multilink. In addition to the other information contained in this proxy statement/prospectus or incorporated by reference, you should carefully consider the following risk factors in deciding whether to vote for the merger.

Risks relating to Vitesse and the combined company

We have experienced continuing losses from operations since March 31, 2001, and we expect that our operating results will fluctuate in the future due to reduced demand in our markets

Since our quarterly revenues peaked in the quarter ended December 31, 2000, our revenues have declined substantially and we have experienced continuing losses from operations. While our revenues have improved slightly since the fourth quarter of fiscal 2001, they are still not sufficient to cover our operating expenses. Further, in fiscal 2002 our operating results were materially and adversely affected by an inventory write-down, restructuring charges and impairment charges. If we are required to take additional charges such as these in the future, the adverse effect on our operating results may again be material. Due to general economic conditions and slowdowns in purchases of networking equipment, it has become increasingly difficult for us to predict the purchasing activities of our customers and we expect that our operating results will fluctuate substantially in the future. We cannot predict when we will again achieve profitability, if at all. Future fluctuations in operating results may also be caused by a number of factors, many of which are outside our control. Additional factors that could affect our future operating results include the following:

•	The loss of major customers;

•	Variations, delays or cancellations of orders and shipments of our products;

•	Reduction in the selling prices of our products;

•	Significant changes in the type and mix of products being sold;

•	Delays in introducing new products;

•	Design changes made by our customers;

•	Our failure to manufacture and ship products on time;

•	Changes in manufacturing capacity, the utilization of this capacity and manufacturing yields;

•	Variations in product development costs;

•	Changes in inventory levels; and

•	Expenses or operational disruptions resulting from acquisitions.

In fiscal 2002, we implemented significant cost reductions. We do not expect that these measures will be sufficient to offset lower revenues until fiscal 2004, if at all, and as such, we expect to incur a net loss for the remainder of fiscal 2003. In the past, we have recorded significant new product development costs because our policy is to expense these costs at the time that they are incurred. We may incur these types of expenses in the future. These additional expenses will have a material and adverse effect on our results in future periods. The occurrence of any of the above-mentioned factors could have a material adverse effect on our business and on our financial results.

The market price for our common stock has been volatile and future volatility could cause the value of your investment in our company to decline.

Our stock price has experienced significant volatility recently. In particular, our stock price declined significantly following announcements made by us and other semiconductor suppliers of reduced revenue expectations and of a general slowdown in the technology sector, particularly the optical networking equipment sector. Given these general economic conditions and the reduced demand for our products that we have experienced recently, we expect that our stock price will continue to be volatile. In addition, the value of your investment could decline due to the impact of any of the following factors, among others, upon the market price of our common stock:

•	Additional changes in financial analysts’ estimates of our revenues and operating results;

•	Our failure to meet financial analysts’ performance expectations; and

•	Changes in market valuations of other companies in the semiconductor or networking industries.

In addition, many of the risks described elsewhere in this section could materially and adversely affect our stock price, as discussed in those risk factors. The stock markets have recently experienced substantial price and volume volatility. Fluctuations such as these have affected and are likely to continue to affect the market price of our common stock.

In the past, securities class action litigation has often been instituted against companies following periods of volatility and decline in the market price of such companies’ securities. If instituted against us, regardless of the outcome, such litigation could result in substantial costs and diversion of our management’s attention and resources and have a material adverse effect on our business, financial condition and results of operations. We could be required to pay substantial damages, including punitive damages, if we were to lose such a lawsuit.

If we are unable to develop and introduce new products successfully or to achieve market acceptance of our new products, our operating results would be adversely affected.

Our future success will depend on our ability to develop new high-performance integrated circuits and optical modules for existing and new markets, introduce these products in a cost-effective and timely manner and convince leading equipment manufacturers to select these products for design into their own new products. Our quarterly results in the past have been, and are expected in the future to continue to be, dependent on the introduction of a relatively small number of new products and the timely completion and delivery of those products to customers. The development of new integrated circuits is highly complex, and from time to time we have experienced delays in completing the development and introduction of new products. In addition, we only introduced optical modules since our acquisition of Versatile Optical Networks, Inc. (“Versatile”), in July 2001, and only began to see significant sales of these products since the quarter ended June 30, 2002. Our ability to develop and deliver new products successfully will depend on various factors, including our ability to:

•	Accurately predict market requirements and evolving industry standards;

•	Accurately define new products;

•	Timely complete and introduce new products;

•	Timely qualify and obtain industry interoperability certification of our products and our customers’ products into which our products will be incorporated;

•	Achieve high manufacturing yields; and

•	Gain market acceptance of our products and our customers’ products.

If we are not able to develop and introduce new products successfully, our business, financial condition and results of operations will be materially and adversely affected.

We are dependent on a small number of customers in a few industries

We intend to continue focusing our sales effort on a small number of customers in the communications and storage markets that require high-performance integrated circuits. Some of these customers are also our competitors. For the quarter ended March 31, 2003, one customer accounted for greater than 10% of total revenues. If any of our major customers delays orders of our products or stops buying our products, our business and financial condition would be severely affected.

There are risks associated with recent and future acquisitions

Since the beginning of fiscal 2000, we have made five significant acquisitions:

•	In March 2000, we completed the acquisition of Orologic, Inc. (“Orologic”) in exchange for approximately 4.5 million shares of our common stock.

•	In May 2000, we completed the acquisition of SiTera Incorporated (“SiTera”) for approximately 14.7 million shares of our common stock.

•	In June 2001, we acquired Exbit Technology A/S (“Exbit”) for up to approximately 2.7 million shares of our common stock and may be required to issue an additional 1.3 million shares upon the attainment of certain internal future retention and performance goals.

•	In July 2001, we completed the acquisition of Versatile for approximately 8.8 million shares of our common stock.

•	In January 2003, we completed the acquisition of APT Technologies, Inc. for approximately $10.0 to $14.4 million, depending on the performance of the acquired business.

Also, during fiscal 2000 and fiscal 2001, we completed smaller acquisitions for an aggregate of approximately $61.7 million consisting of approximately 0.8 million shares of common stock issued and stock options assumed and approximately $44.6 million in cash. These acquisitions may result in the diversion of management’s attention from the day-to-day operations of our business. Risks of making these acquisitions include difficulties in the integration of acquired operations, products and personnel. If we fail in our efforts to integrate recent and future acquisitions, our business and operating results could be materially and adversely affected.

Our management frequently evaluates available strategic opportunities. In the future, we may pursue additional acquisitions of complementary products, technologies or businesses. Acquisitions we make in the future, including the acquisition of Multilink, could result in dilutive issuances of equity securities, substantial debt and amortization expenses related to intangible assets. In particular, in connection with our acquisition of Orologic, we were required to record an in-process research and development (“IPR&D”) charge of $45.6 million in the three months ended March 31, 2000. In addition, under the new SFAS No. 142, which we adopted as of October 1, 2001, certain intangible assets relating to acquired businesses, including goodwill, are maintained on the balance sheet rather than being amortized. These assets must be tested at least annually for impairment, and in the year ended September 30, 2002, we recorded impairment charges of $403.0 million associated with goodwill and other intangible assets related to past acquisitions. As of March 31, 2003, and after accounting for these impairment charges, we had an aggregate of $190.3 million of goodwill and other intangible assets on our balance sheet. As a result of our acquisition of Multilink, we expect to incur additional transaction expenses, IPR&D changes and other expenses, and to record additional goodwill and other intangible assets on our balance sheet. These assets may eventually be written down to the extent they are deemed to be impaired and any such write-downs would adversely affect our results.

Our industry is highly competitive

The markets for our products are intensely competitive and subject to rapid technological advancement in design tools, wafer-manufacturing techniques, process tools and alternate networking technologies. We must identify and capture future market opportunities to offset the rapid price erosion that characterizes our industry. We may not be able to develop new products at competitive pricing and performance levels. Even if we are able to do so, we may not complete a new product and introduce it to market in a timely manner. Our customers may substitute use of our products in their next generation equipment with those of current or future competitors. Our competitors include Agere, Applied Micro Circuits Corporation, Broadcom, Conexant Systems, IBM, Intel, Infineon, Marvell, Maxim Integrated Products and PMC Sierra. We also compete with internal ASIC design units of systems companies such as Cisco and Nortel. Over the next few years, we expect additional competitors, some of which may have greater financial and other resources, to enter the market with new products. In addition, we are aware of venture-backed companies that focus on specific portions of our product line. These companies, individually or collectively, could represent future competition for many design wins and subsequent product sales.

We typically face competition at the design stage, where customers evaluate alternative design approaches that require integrated circuits. Our competitors have increasingly frequent opportunities to supplant our products in next generation systems because of shortened product life and design-in cycles in many of our customer’s products.

Competition is particularly strong in the market for optical networking chips, in part due to the market’s past growth rate, which attracts larger competitors, and in part due to the number of smaller companies focused on this area. These companies, individually and collectively, represent strong competition for many design wins and subsequent product sales. Larger competitors in our market have acquired both mature and early stage companies with advanced technologies. These acquisitions could enhance the ability of larger competitors to obtain new business that Vitesse might have otherwise won.

There are risks associated with doing business in foreign countries

In second quarter of fiscal 2003, international sales accounted for 30% of our total revenues, and we expect international sales to constitute a substantial portion of our total revenues for the foreseeable future. International sales involve a variety of risks and uncertainties, including risks related to:

•	Reliance on strategic alliance partners;

•	Compliance with foreign regulatory requirements;

•	Variability of foreign economic conditions;

•	Changing restrictions imposed by U.S. export laws; and

•	Competition from U.S. based companies that have firmly established significant international operations.

Failure to successfully address these risks and uncertainties could adversely affect our international sales, which could in turn have a material and adverse effect on our results of operations and financial condition.

We must keep pace with product development and technological change

The market for our products is characterized by rapid changes in both product and process technologies. We believe that our success to a large extent depends on our ability to continue to improve our product technologies and to develop new products and technologies in order to maintain our competitive position. Further, we must adapt our products to technological changes and adopt emerging industry standards. Our failure to accomplish any of the above could have a negative impact on our business and financial results.

We are dependent on key suppliers

We manufacture our products using a variety of components procured from third-party suppliers. All of our high-performance integrated circuits are packaged by third parties. Other components and materials used in our manufacturing process are available from only a limited number of sources. Further, we are increasingly relying on third-party semiconductor foundries for our supply of silicon-based products. Any difficulty in obtaining sole- or limited-sourced parts or services from third parties could affect our ability to meet scheduled product deliveries to customers. This in turn could have a material adverse effect on our customer relationships, business and financial results.

Our manufacturing yields are subject to fluctuation

Semiconductor fabrication is a highly complex and precise process. Defects in masks, impurities in the materials used, contamination of the manufacturing environment and equipment failures can cause a large percentage of wafers or die to be rejected. Manufacturing yields vary among products, depending on a particular high-performance integrated circuit’s complexity and on our experience in manufacturing it. In the past, we have experienced difficulties in achieving acceptable yields on some high-performance integrated circuits, which has led to shipment delays.

Since a majority of our manufacturing costs are relatively fixed, maintaining a number of shippable die per wafer is critical to our operating results. Yield decreases can result in higher unit costs and may adversely affect gross profit and net income. We use estimated yields for valuing work-in-process inventory. If actual yields are materially different than these estimates, we may need to revalue work-in-process inventory. Consequently, if any of our current or future products experience yield problems, our financial results may be adversely affected.

Our business is subject to environmental regulations

We are subject to various governmental regulations related to toxic, volatile and other hazardous chemicals used in our manufacturing process. If we fail to comply with these regulations, this failure could result in the imposition of fines or in the suspension or cessation of our operations. Additionally, we may be restricted in our ability to expand operations at our present locations or we may be required to incur significant expenses to comply with these regulations.

Our failure to manage growth of operations may adversely affect us

The management of our growth requires qualified personnel, systems and other resources. We have recently established several product design centers worldwide and completed several acquisitions since the fall of 1998. We have only limited experience in integrating the operations of acquired businesses. Failure to manage our growth or to successfully integrate new and future facilities or newly acquired businesses could have a material adverse effect on our business and financial results.

We are dependent on key personnel

Due to the specialized nature of our business, our success depends in part upon attracting and retaining the services of qualified managerial and technical personnel. The competition for qualified personnel is intense. The loss of any of our key employees or the failure to hire additional skilled technical personnel could have a material adverse effect on our business and financial results.

Our ability to repurchase our debentures, if required, with cash, upon a change of control may be limited

In certain circumstances involving a change of control or the termination of public trading of our common stock, holders of our 4% convertible subordinated debentures may require us to repurchase some or all of the debentures. We cannot assure that we will have sufficient financial resources at such time or will be able to arrange financing to pay the repurchase price of the debentures.

Our ability to repurchase the debentures in such event may be limited by law, by the indenture, by the terms of other agreements relating to our senior debt and by such indebtedness and agreements as may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our debt in order to make such payments. We may not have the financial ability to repurchase the debentures if payment of our debt is accelerated.

General risks relating to the proposed merger

The 0.5493 exchange ratio does not protect Multilink shareholders from fluctuations in the market price of Vitesse common stock.

Upon completion of the merger, each share of Multilink common stock will be exchanged for 0.5493 of a share of Vitesse common stock. There will be no adjustment to the exchange ratio for changes in the market price of Vitesse common stock. Vitesse and Multilink are not permitted to abandon the merger other than under limited circumstances (which do not include changes in the market price of Vitesse common stock), nor is Multilink permitted to resolicit the vote of its shareholders solely because of changes in the market price of Vitesse common stock. The specific dollar value of Vitesse common stock to be received by Multilink shareholders upon completion of the merger will depend on the market value of Vitesse common stock at that time. The share price of Vitesse common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. Accordingly, if the market value of Vitesse common stock declines prior to the time the merger is completed, the value of the merger consideration to be received by Multilink shareholders will decline. In addition, because the date that the merger is completed may be later than the date of Multilink’s special meeting, Multilink shareholders will not know the exact value of the Vitesse common stock that will be issued in the merger at the time they vote on the merger proposal. No prediction can be made as to the market price of Vitesse common stock either before or after completion of the merger.

The anticipated benefits of the merger to the combined company may not be realized.

Vitesse and Multilink entered into the merger agreement with the expectation that the merger will result in benefits, including:

•	combining complementary technologies permitting Vitesse and Multilink to provide products with more complete solutions than either company can now provide;

•	a combined company with greater financial, technology and human resources for developing new products and providing greater sales and marketing resources to help promote and sell the products of Vitesse and Multilink; and

•	providing each company with access to the other company’s customer base and thus increasing distribution of Vitesse’s and Multilink’s products.

Achieving the benefits of the merger will, however, depend in part on the integration of the technology, operations and personnel of the two companies in a timely and efficient manner so as to minimize the risk that the merger will result in the loss of key employees or the continued diversion of the attention of management. In addition, synergies from the merger may not materialize. Integrating sales of Multilink’s products into Vitesse’s business model will involve risks that may jeopardize the success of the combined company.

We cannot assure you that Multilink will be successfully integrated into Vitesse or that any of the anticipated benefits will be realized, and failure to do so could have a material adverse effect on Vitesse’s business, financial condition and operating results. Nor can Vitesse assure you that the stockholders of the combined company will achieve greater value through share ownership of the combined entity than they would have achieved as shareholders of Multilink as a separate entity.

Certain officers and directors of Multilink have conflicts of interest that may have influenced them to support or approve the merger.

Richard N. Nottenburg, Chairman of the Board and President and Chief Executive Officer of Multilink, has been awarded a cash bonus of $300,000 that will be paid upon completion of the merger, at which time Dr. Nottenburg will become an employee of Vitesse. In addition, Dr. Nottenburg beneficially owns or controls a majority of Multilink Class B common stock. You should consider whether these interests and benefits may have influenced Dr. Nottenburg to support or approve the merger as a director or recommend that the merger be approved by the Multilink shareholders. In addition, certain other officers of Multilink may receive severance packages, including accelerated vesting of options, if they are terminated in connection with or after the merger. You should consider whether these severance arrangements may have influenced Multilink’s officers to support the merger. Finally, certain of Multilink’s non-employee directors beneficially own a substantial portion of Multilink Class A common stock. You should consider whether these interests and benefits may have influenced these directors’ decision to approve the merger.

Failure to complete the merger could negatively affect Multilink’s stock price, future business and operations.

If the merger is not completed for any reason, Multilink may be subject to a number of material risks, including the following:

•	Multilink may be required under certain circumstances to pay Vitesse a termination fee of $1.0 million, as well as reimburse Vitesse for its costs related to the merger;

•	The price of Multilink’s common stock may decline; and

•	Costs related to the merger, such as financial advisory, legal, accounting and printing fees, must be paid even if the merger is not completed.

In addition, Multilink’s customers and strategic partners, in response to the announcement of the merger, may delay or defer decisions, which could have a material adverse effect on Multilink’s business, regardless of whether the merger is ultimately completed. Similarly, current and prospective Multilink employees may experience uncertainty about their future roles with the combined company. This may be exacerbated by the reductions in force Multilink is undertaking in anticipation of the merger. This may adversely affect Multilink’s ability to attract and retain key management, sales, marketing and technical personnel. If the merger is not completed, Multilink may be forced to rehire terminated personnel or attract new personnel to fill positions that were terminated in anticipation of the merger. In addition, while the merger agreement is in effect and subject to very narrowly defined exceptions, Multilink is prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party and from taking certain actions that would change Multilink’s business.

Under certain circumstances, we may be required to pay a substantial fee in connection with the merger.

Depending on the total value of the consideration to be received by Multilink’s shareholders in the merger, Multilink may be obligated to pay a transaction fee to an investment bank. Prior to Multilink’s engagement of Chanin Capital L.L.C., Multilink entered into an engagement letter in August 2002 with an investment bank. This engagement letter was terminated by Multilink in November 2002; however, Multilink was subject to a potential obligation to pay a transaction fee to the investment bank if Multilink completed a strategic transaction within twelve months of the termination of the engagement letter. This fee was contingent upon the total amount of consideration received by Multilink and its shareholders in such a transaction. Pursuant to a May 2003 letter agreement between Multilink and the investment bank, the investment bank agreed to waive any such fee in connection with the proposed merger between Multilink and Vitesse, on the condition that the total consideration to be paid by Vitesse in connection with the merger is less than $30 million, subject to Multilink’s reimbursement of the investment bank’s incurred expenses of approximately $80,000. In the event that the aggregate value of the consideration paid by Vitesse in the merger exceeds $30 million, Multilink could be required to pay an additional transaction fee to the investment bank.

Risks related to Multilink as an independent entity.

The following risks pertain to Multilink’s historical business as a stand-alone entity. Any of these risks may materially adversely affect the results of operations and financial condition of Vitesse after the merger.

The continuing worldwide economic slowdown and related uncertainties may continue to adversely impact Multilink’s revenues and operating results.

Slower economic activity, concerns about inflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the telecommunications and related industries, and recent international conflicts and terrorist and military activity have resulted in a continuing downturn in worldwide economic conditions. As a result of these unfavorable economic conditions, beginning in the first half of 2002, Multilink experienced a significant slowdown in customer orders, an increase in the number of cancellations and rescheduling of backlog, and higher overhead costs as a percentage of its reduced net revenue, from which it has not recovered. Multilink cannot predict the timing, strength and duration of any economic recovery in the semiconductor industry. In addition, the events of September 11, 2001 and subsequent international conflicts and terrorist acts can be expected to place further pressure on economic conditions in the United States and worldwide. These conditions make it extremely difficult for Multilink and its customers and vendors to accurately forecast and plan future business activities. If such conditions continue or worsen, Multilink’s business, financial condition and results of operations will likely be materially and adversely affected.

Multilink is using its available cash to fund its operating activities.

During the first quarter of 2003, Multilink used $11.4 million of its available cash, cash equivalents and short term investments to fund its operating, investing and financing activities as conducted prior to signing the merger agreement. Multilink anticipates that it will need approximately $36 to $38 million in cash, cash equivalents and investments during fiscal year 2003 to fund its operations, investments and financing activities. Multilink believes that it will continue to use its available cash, cash equivalents and investments in the future although Multilink believes that its has sufficient cash for its needs for at least the next fifteen months. Multilink will continue to experience losses and use its cash, cash equivalents and investments if it does not receive sufficient product orders and its costs are not controlled.

Although Multilink undertook cost reduction programs and initiated its corporate realignment plan during 2002 to reduce expenses, it may still need additional capital. The market for Multilink’s products has declined substantially; accordingly, it has continued to utilize significant amounts of capital. In the event Multilink is required, or elects, to raise additional funds, it may not be able to do so on favorable terms, if at all. Multilink’s inability to raise additional capital could result in the need to further restructure its operations.

Multilink’s corporate realignment plan may not be successful and could result in the erosion of employee morale, legal actions against Multilink and management distractions.

As a result of the continuing significant economic slowdown and the related uncertainties in the technology sector and semiconductor industry, Multilink initiated a corporate realignment plan during the third quarter of 2002. The plan included workforce reductions, the consolidation of facilities through closure of certain locations, a reduction in the level of activity at other locations and expected asset impairment charges. Multilink recorded a charge during 2002 of $11.0 million associated with its realignment plan. Although Multilink is making every effort to reduce expenses, it still expects to incur significant net losses in the foreseeable future due predominantly to the significant and continuing decrease in its revenues. In establishing the realignment plan, Multilink may have incorrectly anticipated the demand for its products and its ability to execute on the plan. Multilink may be forced to restructure further and the plan may not be successful.

These workforce reductions could result in an erosion of morale, and a lack of focus and reduced productivity by Multilink’s remaining employees, including those directly responsible for revenue generation, which in turn may affect Multilink’s revenue in the future. In addition, employees directly affected by the reductions may seek future employment with Multilink’s business partners, customers or competitors. Although all employees are required to sign a confidentiality agreement with Multilink at the time of hire, there can be no assurances that the confidential nature of Multilink’s proprietary information will be maintained in the course of such future employment. Additionally, Multilink may face wrongful termination or other claims relating to compensation asserted by employees directly affected by the reduction. Multilink could incur substantial costs in defending itself or its employees against such claims, regardless of the merits of such actions. Furthermore, such matters could divert the attention of Multilink’s management away from its operations, harm its reputation and increase its expenses, and cause it to not achieve its targeted goals.

Multilink’s operating results may fluctuate significantly due to the cyclicality of the semiconductor industry. Any such variations could adversely affect the market price of the Multilink Class A common stock.

Multilink operates in the semiconductor industry, which is cyclical and subject to rapid technological change and evolving industry standards. From time to time, the semiconductor industry has experienced significant downturns such as the current one. These downturns are characterized by diminished product demand, excess customer inventories, accelerated erosion of prices and excess production capacity. These factors could cause substantial fluctuations in Multilink’s revenues and in Multilink’s results of operations. The current downturn and future downturns in the semiconductor industry may be severe and prolonged, and any failure of this industry to fully recover from the current downturn would seriously impact Multilink’s revenue and harm its business, financial condition and results of operations. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect Multilink’s ability to ship products in future periods. Multilink’s quarterly results may vary significantly as a result of the general conditions in the semiconductor industry, which could cause the price of the Multilink Class A common stock to decline. During the current downturn, Multilink’s revenues have decreased for the last six quarters. Multilink can give no assurances that this trend will not continue.

Multilink has incurred net losses in the past and expects to incur net losses in the future.

Multilink had net losses of $12.2 million for the quarter ended March 31, 2003, $106.2 million in 2002 and $12.4 million in 2001. Despite Multilink’s corporate realignment plan, its ability to achieve profitability will be materially and adversely affected if it fails to significantly increase its revenues. Multilink anticipates incurring net losses for the foreseeable future.

Multilink’s quarterly revenues and operating results have declined substantially and could continue to decline because of a number of factors.

Multilink’s revenues have declined substantially during the past several quarters. Because of general economic conditions and slowdowns in purchases of optical networking equipment, it has become increasingly difficult for Multilink to predict the purchasing activities of its customers. Multilink expects that its operating results will fluctuate substantially in the future and could continue to decline. Multilink’s revenues were significantly lower and loss per share was significantly greater in fiscal 2002 than in fiscal 2001. Future declines in revenues and increased losses may be caused by a number of factors, many of which are outside Multilink’s control. Factors that could negatively affect Multilink’s future operating results include the following:

•	a continuing downturn in the telecommunications industry;

•	lower demand for Multilink’s products and its customers’ products;

•	the failure of Multilink’s corporate realignment plan;

•	the reduction, rescheduling or cancellation of orders by Multilink’s customers or prospective customers;

•	general communications and semiconductor industry conditions;

•	the amounts and timing of investments in research and development;

•	competitive pressures on selling prices and the loss of customers;

•	Multilink’s ability to introduce new products and technologies on a timely basis;

•	the amounts and timing of costs associated with warranties and product returns;

•	the ability of Multilink’s customers to obtain components from their other suppliers; and

•	general economic conditions.

Any of the above-mentioned factors could have a material adverse effect on Multilink’s business and on its financial results.

In the past, Multilink has recorded significant new product and process development costs because its policy is to expense these costs at the time that they are incurred. Multilink may incur these types of expenses in the future. These additional expenses will have a material and adverse effect on Multilink’s results in future periods.

The market price for Multilink’s Class A common stock has declined substantially and could continue to decline.

Multilink’s stock price has declined significantly in the context of announcements made by Multilink and other semiconductor suppliers of reduced revenues, declining operating performance, reduced expectations and a significant slowdown in the technology sector, particularly the optical networking equipment sector. Given these general economic conditions and the reduced demand for Multilink’s products that it has experienced, Multilink expects that its stock price will continue to be volatile and could decline further. In addition, the value of Multilink could decline due to the impact of any of the following factors, among others, upon the market price of the Multilink Class A common stock:

•	additional declines in Multilink’s revenues and continued increased losses;

•	additional changes in financial analysts’ estimates of Multilink’s revenues and earnings (losses);

•	Multilink’s failure to meet financial analysts’ performance expectations; and

•	changes in market valuations of other companies in the semiconductor or fiber optic equipment industries.

In addition, many of the risks described elsewhere in this section could materially and adversely affect Multilink’s stock price, as discussed in those risk factors. The stock markets have recently experienced substantial price and volume volatility. Fluctuations such as these have affected and are likely to continue to affect the market price of Multilink’s Class A common stock.

In the past, securities class action litigation has often been instituted against companies following periods of volatility and decline in the market price of such companies’ securities. If instituted against Multilink, regardless of the outcome, such litigation could result in substantial costs and diversion of Multilink management’s attention and resources and have a material adverse effect on Multilink’s business, financial condition and results of operations. Multilink could be required to pay substantial damages, including punitive damages, if it were to lose such a lawsuit.

Multilink’s reverse stock split may adversely affect the market price of its stock.

On September 5, 2002, Multilink’s board of directors authorized, and Multilink’s shareholders approved, an amendment to Multilink’s articles of incorporation to effect a reverse stock split for the purpose of increasing the market price of the Multilink Class A common stock above the Nasdaq minimum of $1.00 and avoiding delisting of Multilink Class A common stock from The Nasdaq National Market. Under the amendment, each outstanding ten shares of Multilink Class A common stock and Class B common stock were converted into one share of Class A common stock or Class B common stock, as applicable. The effective date of the reverse split was September 6, 2002.

The long-term effect of the reverse stock split upon the market prices for the Multilink Class A common stock cannot be accurately predicted. In particular, there is no assurance that prices for shares of the Class A common stock after the reverse stock split will return to or maintain levels higher than the prices for shares of the Class A common stock immediately prior to the reverse stock split. Moreover, because some investors may view the reverse stock split negatively, there can be no assurance that the reverse stock split has not and will not continue to adversely impact the market price of the Multilink Class A common stock.

The Multilink Class A common stock may still be delisted from the Nasdaq National Market.

Despite the completion of our reverse stock split, if the closing bid price for the Class A common stock is less than $1.00 per share during thirty consecutive trading days, Multilink may not qualify for continued inclusion of the Class A common stock on The Nasdaq National Market, and the Multilink Class A common stock could be delisted. Additionally, there are other requirements for continued listing, in particular the requirement that Multilink maintains a “public float” of at least $5 million, that could also cause the Multilink Class A common stock to be delisted. If a delisting were to occur, the Multilink Class A common stock may trade on the NASDAQ SmallCap Market, on the OTC Bulletin Board, or in the “pink sheets” maintained by the National Quotation Bureau, likely adversely affecting its liquidity. In addition, some institutional investors have internal policies preventing the purchase of stocks trading on The Nasdaq SmallCap Market, the OTC Bulletin Board, or the “pink sheets”, which could also negatively affect the marketability of the Multilink Class A common stock. Accordingly, if the Multilink Class A common stock was no longer to trade on The Nasdaq National Market, its market price could be adversely impacted.

Declining activity in the build-out of the communications infrastructure and uncertainties in network service providers’ purchasing programs, as well as consolidation in the network service provider industry, may adversely affect Multilink’s future business and operating results.

Multilink’s business prospects depend substantially on the continued build-out of the communications infrastructure. Almost all telecommunication service providers have curtailed the level of their capital expenditures on their infrastructure build-out, which has significantly reduced the demand for Multilink’s products by communications equipment manufacturers. This slowdown has caused Multilink’s revenues and backlog to decline substantially. Multilink’s revenues declined in each quarter of 2002, compared to the comparable periods in 2001 and further declined in the first quarter of 2003 as compared to the fourth quarter of 2002. In addition, network service providers typically purchase network equipment pursuant to multi-year purchasing programs that may increase or decrease on a monthly basis as the providers adjust their capital equipment budgets and purchasing priorities. Network service providers’ further curtailment or termination of purchasing programs or decreases in capital budgets could materially and adversely affect Multilink’s revenue and business prospects. This is particularly true if such curtailments, terminations or decreases are significant and unanticipated by Multilink’s communications equipment manufacturer customers and Multilink. Additionally, consolidation among network service providers may cause delays in the purchase of Multilink’s products and a reexamination of strategic and purchasing decisions by these network service providers and Multilink’s current and potential communications equipment manufacturer customers, including delaying the expansion of 10 Gb/s systems and the migration to 40 Gb/s systems, which could harm Multilink’s business and financial condition.

Multilink may not immediately benefit from a recovery in the communications equipment industry.

Multilink’s industry is currently experiencing a significant and prolonged downturn due to a corresponding downturn in the communications equipment industry. As noted above, this downturn could continue for some time. Multilink expects to be positively affected when the communications equipment industry recovers. Many of Multilink’s customers, however, may have significant inventory on hand and a recovery in the communications equipment industry, when it occurs, may not benefit Multilink in the short or intermediate term. Multilink’s customers will first utilize their current inventory levels before placing orders with Multilink. If Multilink’s customers or potential customers are maintaining a substantial amount of inventory, it may take a significant period of time before Multilink benefits from an improvement in the communications equipment industry. Multilink attempts to estimate inventory levels at its customers, but it cannot ensure that such estimates are materially accurate.

Multilink must incur substantial research and development expenses. If Multilink does not have sufficient resources to invest in research and development, its business would be seriously harmed.

In order to remain competitive, Multilink must continue to make substantial investments in research and development to develop new and enhanced products. Multilink cannot assure you that it will have sufficient resources to invest in the development of new and enhanced technologies and competitive products. Multilink’s failure to continue to make sufficient investments in research and development programs could further significantly reduce its revenue and harm its business. Additionally, Multilink’s products have a short life cycle; therefore, it has limited time to capitalize upon its research and development investments and generate revenues. Multilink cannot assure you that its research and development investments will result in revenues in excess of its expenses, if at all, or will result in any commercially accepted products.

A few customers account for a majority of Multilink’s sales, and the loss of one or more key customers could significantly reduce Multilink’s cash flows, revenues and operating results.

A relatively small number of customers have historically accounted for a majority of Multilink’s revenues. Multilink’s three largest customers accounted for approximately 54% of Multilink’s revenues for fiscal year 2002, 71% of Multilink’s revenues in 2001, and 53% of Multilink’s revenues for the three months ended March 31, 2003. Multilink’s top three customers for the quarter ended March 31, 2003 were Lucent, ADVA and Cisco, representing approximately 36%, 9% and 8% of Multilink’s revenues, respectively. Multilink’s top three customers for the year ended December 31, 2002 were TyCom, Alcatel and Lucent, representing approximately 25%, 19% and 10% of Multilink’s revenues, respectively. Multilink’s top three customers in 2001 were TyCom, Alcatel and Marconi, representing approximately 34%, 29% and 8% of Multilink’s revenues, respectively. Multilink anticipates that relatively few customers will continue to account for a significant portion of its revenues. A reduction, delay or cancellation of orders from one or more significant customers or the loss of one or more key customers in any period could significantly reduce Multilink’s already declining revenues.

Multilink’s industry is subject to consolidation.

There has been a trend toward consolidation among companies in Multilink’s industry for several years. Multilink expects this trend toward industry consolidation to continue as communications integrated circuit companies attempt to strengthen or hold their positions in evolving markets. Consolidation may result in stronger competitors, which in turn could have a material adverse effect on Multilink’s business, operating results, and financial condition. There has also been consolidation among communication equipment manufacturers, which could reduce the quantity of systems into which Multilink could sell, which in turn could have a material adverse effect on Multilink’s business.

Multilink sells substantially all of its products based on individual purchase orders, and Multilink cannot predict the size or timing of its orders. Multilink’s failure to effectively plan production levels and inventory could materially harm its business and operating results.

Multilink sells substantially all of its products based on individual purchase orders, rather than long-term contracts. As a result, its customers generally can cancel or reschedule orders on short notice and are not obligated to purchase a specified quantity of any product. For example, Multilink had significant order cancellations during 2001. Multilink cannot assure you that its existing customers will continue to place orders with Multilink, that orders by existing customers will be repeated at current levels or that Multilink will be able to obtain orders from new customers. Multilink cannot predict the size, timing or terms of incoming purchase orders; therefore, decreases in the number or size of orders or the development of customer orders with new terms may adversely affect its business and operating results.

Because Multilink does have substantial non-cancelable backlog, it typically plans its production and inventory levels based on internal forecasts of customer demand that are highly unpredictable and can fluctuate substantially. In anticipation of long lead times to obtain certain inventory and materials, Multilink orders materials in advance of anticipated customer sales. This advance ordering might result in excess inventory levels or unanticipated inventory write-downs if Multilink’s customers cancel orders or change the specifications for their orders. If Multilink is unable to plan inventory and production levels effectively, its business and operating results could be materially harmed.

Multilink competes in highly competitive markets, against competitors with longer operating histories, greater name recognition, greater resources or larger market capitalization. Multilink’s failure to compete effectively would harm its business.

The markets in which Multilink competes are highly competitive. Multilink’s ability to compete successfully in its markets depends on a number of factors, including:

•	product time-to-market;

•	product performance;

•	product price;

•	product quality; product reliability;

•	success in designing and subcontracting the manufacture of new products that implement new technologies;

•	market acceptance of competitors’ products;

•	efficiency of production;

•	expansion of production of Multilink’s products for particular systems manufacturers; and

•	customer support and reputation.

Multilink competes primarily against Agere, Applied Micro Circuits, Broadcom, Infineon, JDS Uniphase, Maxim, Mindspeed (a Conexant company), NEL, Nortel (microelectronics division), NTT Electronics, Philips, PMC-Sierra, Transwitch, Vitesse and various start-ups. Many of Multilink’s competitors operate their own fabrication facilities and have longer operating histories and a greater presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, distribution, technical and other resources. As a result, Multilink’s competitors may be able to adapt more quickly to new or emerging technologies, changes in customer requirements or devote greater resources to the promotion and sale of their products. In addition, Multilink’s competitors may develop technologies that more effectively address the transmission of digital information through existing analog infrastructures at a lower cost, thereby rendering Multilink’s products obsolete. Multilink’s competitors that have large market capitalization or cash reserves are also better positioned than Multilink is to acquire other companies, thereby obtaining new technologies or products. Any of these acquisitions could give Multilink’s competitors a strategic advantage that could adversely affect Multilink’s business, financial condition and results of operations. Additionally, these competitors’ resources place them in a stronger position to weather a continued downturn in Multilink’s industry.

Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances forged by competitors could emerge and rapidly acquire significant market share.

Multilink incurs research and development expenses in advance of obtaining access to emerging process technology, and as a result, these investments may not result in the production of any marketable products.

Multilink often incurs substantial research and development expenses for the development of products incorporating emerging process technologies. Multilink makes these substantial investments in the product design stage and prior to gaining access to these process technologies. Failure to gain access to these process technologies could prevent Multilink’s products’ development and commercialization and materially harm Multilink’s business.

Multilink’s future success depends in part on strategic relationships with certain of its customers. If Multilink cannot maintain these relationships or if these customers develop their own solutions or adopt a competitor’s solutions instead of buying Multilink’s products, Multilink’s operating results would be adversely affected.

In the past, Multilink has relied on its strategic relationships with certain customers who are technology leaders in Multilink’s target markets. Multilink intends to pursue and continue to form these strategic relationships in the future but cannot assure you that it will be able to do so. These relationships often require Multilink to develop new products that typically involve significant technological challenges. Multilink’s partners frequently place considerable pressure on it to meet their tight development schedules. Accordingly, Multilink may have to devote a substantial amount of its limited resources to its strategic relationships, which could detract from or delay its completion of other important development projects. Delays in development could impair Multilink’s relationships with its strategic partners and negatively impact sales of the products under development. Moreover, it is possible that Multilink’s customers may develop their own solutions or adopt a competitor’s solution for products that they currently buy from Multilink. If that happens, Multilink’s business, financial condition and results of operations could be materially and adversely affected.

Multilink will lose customer sales and may not be successful if customers and prospective customers do not qualify Multilink’s products to be designed into their systems.

Because Multilink’s products must function as part of a larger system or network, Multilink’s customers often undertake extensive qualification processes prior to placing large product orders. Once communications equipment manufacturers decide to use a particular supplier’s products or components, they incorporate those products or components into their system design, which are known as design-wins. Suppliers who fail to achieve design-wins are unlikely to make sales to those customers for particular projects until at least the adoption of future redesigned systems. Even then, many companies may be reluctant to incorporate entirely new products into their new system designs, as this could involve significant additional redesign efforts. If Multilink fails to achieve design-wins it will lose the opportunity for sales to those customers for a lengthy period of time. Although a design-win increases the likelihood that Multilink’s products will be incorporated into the systems of its customers or prospective customers, it does not obligate that customer or prospective customer to purchase specified quantities of Multilink’s products.

Multilink’s success is dependent upon its ability to develop new products and reduce costs in a timely manner.

Multilink’s operating results will depend largely on its ability to continue to introduce new and enhanced products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

•	Multilink’s ability to anticipate customer and market requirements and changes in technology and industry standards;

•	Multilink’s ability to accurately define new products;

•	Multilink’s ability to timely complete development of new products and bring its products to market on a timely basis;

•	Multilink’s ability to differentiate its products from offerings of its competitors;

•	Multilink’s ability to understand overall system and network architecture; and

•	overall market acceptance of Multilink’s products.

Furthermore, Multilink is required to continually evaluate expenditures for planned product development and to choose among alternative technologies based on its expectations of future market growth. Multilink cannot assure you that it will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that its products will satisfy customer requirements or achieve market acceptance, or that it will be able to anticipate new industry standards and technological changes. Multilink also cannot assure you that it will be able to respond successfully to new product announcements and introductions by competitors.

In addition, prices of established products may decline, sometimes significantly, over time. Multilink believes that in order to remain competitive, it must continue to reduce the cost of producing and delivering existing products at the same time that it develops and introduces new or enhanced products. Multilink cannot assure you that it will be able to continue to reduce the cost of its products to remain competitive.

The markets Multilink serves are subject to rapid technological change, and if Multilink is unable to develop and introduce new products, Multilink’s revenues could decline further.

The markets Multilink serves frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. Products for communications applications, as well as for high-speed computing applications, are based on continually evolving industry standards. A significant portion of Multilink’s revenues in recent periods has been, and is expected to continue to be, derived from sales of products based on existing transmission standards. Multilink’s ability to compete in the future will, however, depend on its ability to identify and ensure compliance with evolving industry standards.

The emergence of new industry standards could render Multilink’s products incompatible with products developed by major communications equipment manufacturers. If Multilink’s products are unable to support the new features, the enhanced integration of functions or the performance levels required by communications equipment manufacturers in these markets, Multilink would likely lose business from an existing or potential customer. Moreover, Multilink would not have the opportunity to compete for new business until the next product transition occurs. As a result, Multilink could be required to invest significant time and effort and to incur significant expense to redesign its products to ensure compliance with relevant standards. If Multilink’s products are not in compliance with prevailing industry standards for a significant period of time, Multilink could miss opportunities to achieve crucial design-wins.

Moreover, to improve the cost-effectiveness and performance of its products, Multilink may be required to transition one or more of its products to process technologies with smaller components, other materials or higher speeds. Multilink may not be able to improve its process technologies and develop or otherwise gain access to new process technologies in a timely or cost-effective manner. Multilink could record expenses or charges associated with such a transition. For example, Multilink wrote off $4.3 million of inventory in the first quarter of 2001, which resulted from a transition from certain GaAs products to SiGe products and an order cancellation, reducing Multilink’s gross profit. Customers may be inclined to purchase 0.13um CMOS technologies rather than products that incorporate SiGe, GaAs or InP processes because of lower power requirements and lower cost.

These risks may lead to increased costs or delay product delivery, which would harm Multilink’s revenues and customer relationships. Consequently, Multilink’s revenues could be reduced for a substantial period if Multilink fails to develop products with required features or performance standards, if Multilink experiences a delay as short as a few months in bringing a new product to market, or if Multilink’s customers fail to achieve market acceptance of their products.

Necessary licenses of third-party technology may not be available to Multilink or may be prohibitively expensive, which could adversely affect Multilink’s ability to produce and sell its products.

From time to time Multilink may be required to license technology from third parties to develop new products or product enhancements. Multilink cannot assure you that third-party licenses will be available to it on commercially reasonable terms, if at all. Multilink’s inability to obtain any third-party license required to develop new products and product enhancements could require it to obtain substitute technology of lower quality or performance standards or at greater cost, if at all, any of which could seriously harm its ability to sell its products.

Multilink’s future success depends on the continued service of its engineering, technical and key management personnel, and Multilink’s failure to retain such personnel would be harmful to its ongoing operations and business prospects.

Multilink may not be able to continue to retain engineers or other qualified personnel necessary for the development of its products and business or to replace engineers or other qualified personnel who may leave Multilink in the future. Loss of the services of engineers or other technical and key management personnel could be significantly detrimental to Multilink’s product and process development programs and adversely affect its business and operating results.

Multilink’s future success depends in part on the continued service of its key executives, and the loss of any of these key executives could adversely affect Multilink’s business and operating results.

Multilink’s success depends in part upon the continued service of its executive officers, particularly Dr. Richard Nottenburg, our President, Chief Executive Officer and Chairman of the Board. Dr. Nottenburg does not have an employment or non-competition agreement with Multilink. The loss of Dr. Nottenburg would be detrimental to Multilink’s ongoing operations and prospects. In August 2002, Eric Pillmore, Multilink’s Senior Vice President of Finance and Chief Financial Officer, resigned to pursue other opportunities. In November 2002, Joseph Cole, Multilink’s Vice President of Worldwide Sales, and Ronald Krisanda, Multilink’s Senior Vice President of Operations, resigned to pursue other opportunities. Dr. Jens Albers, Multilink’s Executive Vice President and Co-Chairman of the Board, retired from his full-time duties as an officer and director in August 2002 and left Multilink to pursue other opportunities in December 2002. Effective May 2003, Richard Mannherz, Multilink’s Vice President of Worldwide Sales, left Multilink to pursue other opportunities. While Multilink has replaced Mr. Pillmore and reassigned Dr. Albers’, Mr. Cole’s Mr. Krisanda’s responsibilities to other members of management, Multilink’s future success will depend in part on how effectively it can carry out its business plan in their absence.

Several of Multilink’s key personnel are relatively new to their positions and must be integrated into Multilink’s organization. Multilink’s failure to integrate these individuals could adversely affect Multilink’s business.

Several of Multilink’s key personnel have recently been promoted to their current positions, including John U. Soenksen, who was promoted to his current position of Chief Financial Officer in August 2002. Therefore, in combination with the executive departures described above, there has been little or no opportunity to evaluate the effectiveness of Multilink’s current executive management team as a combined unit. Multilink’s future performance will depend in part on its ability to successfully integrate its newly appointed officers and key personnel into its management team, and its ability to develop an effective working relationship among management.

Multilink’s failure to protect its intellectual property adequately could adversely affect its business, and patents obtained by Multilink’s competitors may preclude Multilink from certain product development.

Multilink’s intellectual property is critical to its ability to successfully design products for the optical networking systems market. Multilink cannot assure you that its pending patent applications or any future applications will be approved. Further, Multilink cannot assure you that any issued patents will provide it with competitive advantages or will not be challenged by third parties, or that if challenged, will be found to be valid or enforceable. Additionally, Multilink cannot assure you that the patents of others will not have an adverse effect on its ability to do business. Furthermore, others may independently develop similar products or processes, duplicate Multilink’s products or processes or design around any patents that may be issued to Multilink.

Multilink relies on the combination of maskwork protection under the Semiconductor Chip Protection Act of 1984, trademarks, copyrights, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. Despite these efforts, Multilink cannot be certain that others will not independently develop substantially equivalent intellectual property or otherwise gain access to Multilink’s intellectual property, or disclose such intellectual property, or that Multilink can meaningfully protect its intellectual property.

Multilink could be harmed by litigation involving patents and proprietary rights.

The semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. Multilink may be accused of infringing upon the intellectual property rights of third parties. Additionally, Multilink has indemnification obligations to its customers with respect to intellectual property infringement claims by third parties. Such intellectual property infringement claims by third parties or indemnification claims by Multilink’s customers could harm its business.

Any litigation relating to the intellectual property rights of third parties, whether or not determined in Multilink’s favor or settled by Multilink, could be costly and could divert the efforts and attention of its management and technical personnel. In the event of any adverse ruling in any litigation, Multilink could be required to:

•	pay substantial damages;

•	cease the manufacturing, use and sale of certain products;

•	discontinue the use of certain process technologies; and

•	obtain a license from the third-party claiming infringement, which might not be available on reasonable terms, if at all.

Multilink’s operating results are subject to fluctuations because of sales to foreign customers.

International sales accounted for approximately 33% of Multilink’s revenues for the quarter ended March 31, 2003, 17% of Multilink’s revenues for the year ended December 31, 2002 and 24% of Multilink’s revenues in

2001. International sales will continue to account for a significant portion of Multilink’s revenues, and as a result, Multilink will be subject to certain risks associated with international sales, including:

•	changes in regulatory requirements;

•	increases in tariffs and other trade barriers;

•	timing and availability of export licenses;

•	political and economic instability, including war and acts of terrorism;

•	difficulties in accounts receivable collections;

•	difficulties in staffing and managing foreign subsidiary and branch operations;

•	difficulties in managing distributors;

•	difficulties in obtaining governmental approvals for communications and other products;

•	foreign currency exchange fluctuations;

•	the burden of complying with a wide variety of complex foreign laws and treaties; and

•	potentially adverse tax consequences.

Multilink is subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. Multilink cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of its products will be implemented by the United States or other countries. Some of Multilink’s customer purchase orders and agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, Multilink may be limited in its ability to enforce its rights under these agreements and to collect damages, if awarded.

Because sales of Multilink’s products are denominated in U.S. dollars, increases in the value of the U.S. dollar could increase the price of Multilink’s products so that they become more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in Multilink’s results of operations.

If Multilink becomes subject to unfair hiring claims, Multilink could incur substantial costs in defending itself, or Multilink’s management’s attention could be diverted away from its operations.

Companies in Multilink’s industry often hire individuals formerly employed by their competitors. In such cases, these competitors frequently claim that the hiring company has engaged in unfair hiring practices. Multilink has received claims of this kind in the past from its competitors, and Multilink cannot assure you that it will not receive claims of this kind in the future or that those claims will not result in material litigation. Multilink could incur substantial costs in defending itself or its employees against such claims, regardless of the merits of the claims. In addition, defending itself from such claims could divert the attention of Multilink’s management away from its operations.

Multilink’s dependence on third-party manufacturing and supply relationships could negatively impact the production of Multilink’s products and significantly harm its business.

Multilink does not own or operate manufacturing facilities necessary for the production of most of its products. Multilink relies on several outside foundries and other outsource partners for the manufacture and assembly of most of its products, and Multilink expects this to continue for the foreseeable future. Finding alternative sources for these products will result in substantial delays in production and additional costs.

Multilink’s dependence upon third parties that manufacture, assemble, package or supply components for its products may result in:

•	lack of assured semiconductor wafer supply and reduced control over delivery schedules and quality;

•	the unavailability of, or delays in obtaining access to, key process technologies;

•	limited control over manufacturing yields and quality assurance;

•	inadequate capacity during periods of excess demand;

•	inadequate allocation of production capacity to meet Multilink’s needs;

•	increased costs of materials or manufacturing services;

•	difficulties selecting and integrating new subcontractors;

•	limited warranties on wafers or products supplied to Multilink;

•	inability to take advantage of price reductions; and

•	misappropriation of Multilink’s intellectual property.

Any one of these factors could adversely affect Multilink’s business.

While Multilink believes it has good relations with its outside foundries and suppliers, it cannot be certain that it will be able to maintain these favorable relations. Additionally, because there are a limited number of foundries and suppliers that can produce Multilink’s products, establishing relationships and increasing production with new outside foundries takes a considerable amount of time. Thus, there is no readily available alternative source of supply for Multilink’s production needs. A manufacturing disruption, such as a raw material shortage, experienced by any of Multilink’s outside foundries and suppliers could impact the production of some of Multilink’s products for a substantial period of time. Multilink’s outside foundries’ and suppliers’ inability to increase their production capacity or to continue to allocate capacity to manufacture Multilink’s components could also limit Multilink’s ability to grow its business.

In addition, Multilink’s internal manufacturing operations, though limited, are complex and subject to disruption due to causes beyond Multilink’s control. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps. It requires production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer not to function.

Multilink may face production delays if the subcontractors it uses to manufacture its wafers or products discontinue the manufacturing processes needed to meet Multilink’s demands or fail to advance the process technologies needed to manufacture Multilink’s products.

Multilink’s wafer and product requirements represent a small portion of the total production of the third-party foundries that manufacture Multilink’s products. As a result, Multilink is subject to the risk that its external foundries may not continue to devote resources to the continued development and improvement of the process technologies on which the manufacturing of Multilink’s products are based. This could increase Multilink’s costs and harm its ability to deliver its products on time.

Multilink’s operating results substantially depend on manufacturing output and yields, which may not meet expectations.

Manufacturing semiconductors requires manufacturing tools that are unique to each product produced. If one of these unique manufacturing tools of Multilink’s outside foundries were damaged or destroyed, then the ability of these foundries to manufacture the related product would be impaired and Multilink’s business would suffer. In addition, Multilink’s manufacturing yields decline whenever a substantial percentage of wafers must be rejected or significant portions of each wafer are nonfunctional. Such declines can be caused by many factors, including minute levels of contaminants in the manufacturing environment, design imperfections, defects in masks used to print circuits on a wafer and difficulties in the fabrication process. Many of these problems are difficult to diagnose, are time consuming and expensive to remedy and can result in shipment delays.

Difficulties associated with adapting Multilink’s technology and product design to the proprietary process technology and design rules of Multilink’s outside foundries can lead to reduced yields. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between Multilink and its manufacturers. In some cases this risk could be compounded by the offshore location of some of Multilink’s manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. Manufacturing defects that Multilink does not discover during the manufacturing or testing process may lead to costly product recalls. Difficulties in diagnosing and solving the complicated problems of assembling these types of semiconductors could also reduce Multilink’s yields.

If Multilink is unable to commit to deliver sufficient quantities of its products to satisfy its customers’ needs, it may be difficult for Multilink to attract new orders and customers or it may lose current orders and customers.

Multilink’s customers typically require that it commit to provide specified quantities of products over a given period of time. Multilink may be unable to deliver sufficient quantities of its products for any of the following reasons:

•	Multilink’s reliance on third-party manufacturers;

•	Multilink’s limited infrastructure, including personnel and systems;

•	the limited availability of raw materials;

•	competing customer demands; and

•	transportation.

If Multilink is unable to commit to deliver sufficient quantities of its products to satisfy a customer’s anticipated needs, Multilink may lose the order and the opportunity for significant sales to that customer and may be unable to attract new orders and customers.

Multilink’s products are incorporated into sophisticated systems, and defects may be discovered only after full deployment, which could seriously harm Multilink’s business.

Multilink’s products are complex and are designed to be deployed in large quantities across sophisticated networks. Because of the nature of Multilink’s products, they can only be fully tested when completely deployed in large networks with high amounts of traffic. Multilink’s customers may discover errors or defects in Multilink’s products, or Multilink’s products may not operate as expected, after they have been fully deployed. If Multilink’s products have defects or do not operate as expected, Multilink could experience:

•	loss of, or delay in, revenues and loss of market share;

•	loss of existing customers;

•	failure to attract new customers or achieve market acceptance for its products;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by its customers;

•	increased insurance costs; and

•	damage to its reputation and customer relationships.

The occurrence of any of these problems could seriously harm Multilink’s business and result in decreased revenues and increased operating expenses. Defects, integration issues or other performance problems in Multilink’s products could result in financial or other damages to Multilink’s customers or could negatively affect market acceptance for Multilink’s products.

Multilink’s business depends on the continued availability of raw materials and advanced process technologies at reasonable prices. If adequate amounts of raw materials or advanced process technologies are unavailable, Multilink’s operating results would be adversely affected.

Highly specialized raw materials and advanced process technologies are needed for the production of Multilink’s products. In some cases, there are only two or three suppliers of such materials and technologies in the world. Multilink depends on the continued availability of these materials and technologies at reasonable prices. Multilink may not be able to fulfill customer purchase requests if there is a substantial increase in the price for these materials or if its outside suppliers cannot provide adequate quantities of raw materials for the production of its products. This may result in decreased revenues and adversely affect Multilink’s operating results.

Multilink has made, and may make, investments in development stage companies which may not produce any returns for Multilink in the future.

Multilink has made investments in early stage venture-backed, start-up companies that develop technologies that are complementary to Multilink’s product roadmap. The following table summarizes these investments as of March 31, 2003:

Investee Company	Initial Investment Date	Technology

ASIP, Inc.	July 2000	Integrated photonics components for advanced fiber optics communications networks

Internet Machines Corporation	October 2000	Integrated photonics components for advanced fiber optic communications networks

Innovative Processing AG	August 2001	Components and services for high-speed and high-bandwidth networks for the telecom and datacom markets

Multilink’s total investment in these companies was approximately $3.7 million at December 31, 2001. During fiscal 2002, Multilink did not make any additional investments in these companies and recognized equity losses totaling $0.7 million and asset impairments totaling $2.5 million bringing Multilink’s total investment balance in these companies to $0.5 million at December 31, 2002. During the three months ended March 31, 2003, Multilink did not make any additional investments in these companies and recognized an asset impairment on its investment in Innovative Processing AG for $0.3 million, bringing Multilink’s total investment balance in these companies to $0.2 million. These investments involve all the risks normally associated with investments in development stage companies. As such, there can be no assurance that Multilink will receive a favorable return on these or any future venture-backed investments that Multilink may make. Additionally, Multilink’s original and any future investments may continue to become impaired if these companies do not succeed in the execution of their business plans. Any further impairment or equity losses in these investments could negatively impact Multilink’s future operating results.

The communications industry is subject to U.S. and foreign government regulations that could harm Multilink’s business. Multilink’s failure to timely comply with regulatory requirements, or obtain and maintain regulatory approvals, could materially harm Multilink’s business.

The Federal Communications Commission, or FCC, has jurisdiction over the entire communications industry in the United States and, as a result, Multilink’s products and Multilink’s customers’ products are subject to FCC rules and regulations. Current and future FCC rules and regulations affecting communications services, Multilink’s products or Multilink’s customers’ businesses or products could negatively affect Multilink’s business. In addition, international regulatory standards could impair Multilink’s ability to develop products in the future. Delays caused by Multilink’s compliance with regulatory requirements could result in postponements or cancellations of product orders, which would harm Multilink’s business, results of operations and financial condition. Further, Multilink cannot be certain that it will be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate its business.

Multilink’s business is subject to environmental regulations.

Multilink is subject to various governmental regulations related to toxic, volatile and other hazardous chemicals used in its manufacturing process. If Multilink fails to comply with these regulations, this failure could result in the imposition of fines or in the suspension or cessation of Multilink’s operations. Additionally, Multilink may be restricted in its ability to expand operations at our present locations, or Multilink may be required to incur significant expenses to comply with these regulations.

Certain of Multilink’s directors, executive officers and their affiliates can control the outcome of matters that require the approval of Multilink’s shareholders, and accordingly Multilink will not be able to engage in certain transactions without their approval.

Multilink currently has approximately 5,100,000 shares of Class A common stock outstanding, with each share entitling the holder to one vote. Multilink currently has 2,600,000 shares of Class B common stock outstanding, each of which entitles the holder to ten votes. All of the Class B common stock is held by officers, directors or other persons or entities owning 5% or more of the total voting control held by Multilink’s shareholders.

Multilink’s executive officers, directors and their affiliates beneficially own approximately 50% of Multilink’s outstanding common stock and over 50% of the total voting control held by Multilink’s shareholders. In particular, Dr. Richard Nottenburg, as a result of his stock ownership and a voting trust agreement with Dr. Jens Albers, alone controls approximately 50% of the outstanding voting power of Multilink’s capital stock. In addition, persons and entities owning more than 5% of Multilink’s outstanding shares of common stock, in the aggregate, control over 90% of the outstanding voting power of Multilink’s capital stock. As a result, Multilink’s directors and 5% shareholders acting together have the ability to control all matters submitted to Multilink’s shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of Multilink’s assets. These shareholders may make decisions that are adverse to the interests of Multilink’s other shareholders.

If a significant number of shares become available for sale and are sold in a short period of time, the market price of Multilink’s stock could further decline.

Multilink had, as of March 31, 2003, 2.2 million shares subject to vested but unexercised options and warrants which may currently be exercised and sold in the public market. If Multilink’s shareholders now sell substantial amounts of Multilink’s common stock in the public markets, the market price of the Multilink Class A common stock could be materially adversely affected.

In addition, under certain investors’ rights agreements, some of Multilink’s current shareholders have “demand” and/or “piggyback” registration rights in connection with future offerings of Multilink’s common stock. “Demand” rights enable shareholders to demand that their shares be registered and may require Multilink to file a registration statement under the Securities Act at Multilink’s expense. “Piggyback” rights require Multilink to notify the shareholders of its stock if it proposes to register any of its securities under the Securities Act, and grant such shareholders the right to include their shares in the registration statement. Registration of these additional shares would make them generally available to be sold in the public market.

Multilink’s board of directors may issue, without shareholder approval, shares of preferred stock that have rights and preferences superior to those of Multilink’s shares of common stock and that may prevent or delay a change of control.

Multilink’s articles of incorporation provide that Multilink’s board of directors may issue new shares of preferred stock without shareholder approval. Some of the rights and preferences of these shares of preferred stock would be superior to the rights and preferences of shares of Multilink’s common stock. Accordingly, the issuance of new shares of preferred stock may adversely affect the rights of the holders of shares of Multilink’s common stock. In addition, the issuance of new shares of preferred stock may prevent or delay a change of control of Multilink.

THE MULTILINK TECHNOLOGY CORPORATION SPECIAL MEETING

Date, Time and Place

The Multilink special meeting will be held on August 19, 2003, at 10:00 a.m. Eastern time, at the offices of Multilink located at 300 Atrium Drive, Somerset, New Jersey 08873.

Purpose of the Special Meeting

Multilink is furnishing this proxy statement/prospectus to Multilink shareholders in connection with the solicitation of proxies from Multilink shareholders for use at the Multilink special meeting. Vitesse also is furnishing this proxy statement/prospectus to Multilink shareholders as a prospectus in connection with the issuance by Vitesse of shares of Vitesse common stock in the merger.

At the special meeting, and any adjournment of the special meeting, Multilink shareholders will be asked:

•	to consider and vote on a proposal to approve an Agreement and Plan of Merger dated as of June 9, 2003, among Vitesse Semiconductor Corporation, Margaux Acquisition Corporation, a wholly owned subsidiary of Vitesse, and Multilink, and the merger and other transactions contemplated thereby; and

•	to transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Board of Directors Recommendation

The Multilink board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends a vote “FOR” approval of the merger agreement, the merger and the other transactions contemplated thereby.

Record Date and Outstanding Shares

The Multilink board of directors has fixed July 15, 2003 as the record date for the special meeting. Accordingly, only shareholders of record of Multilink common stock at the close of business on July 15, 2003 are entitled to notice of and to vote at the special meeting. On such date, 5,274,000 shares of Multilink Class A common stock, par value $.0001 per share, were issued and outstanding, and 2,600,000 shares of Multilink Class B common stock, par value $.0001 per share, were issued and outstanding. No shares of Multilink preferred stock were outstanding on the record date.

Voting; Quorum

Holders of Multilink’s Class A common stock and Class B common stock will vote as separate classes at the special meeting on the merger proposal, and as a single class on all other matters, with each holder of Class A common stock entitled to one vote per share held and each holder of Class B common stock entitled to ten votes per share held.

The presence at the special meeting, either in person or by proxy, of holders of shares of outstanding common stock entitled to vote and representing a majority of the voting power of each class of such shares shall constitute a quorum for the transaction of business. Abstentions and shares held by brokers that are present in person or represented by proxy but that are not voted because the brokers were prohibited from exercising discretionary authority, known as broker non-votes, will be counted for the purpose of determining whether a quorum is present for the transaction of business. The proposal to approve the merger agreement and the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the shares of the Class A common stock and the affirmative vote of the holders of a majority of the shares of the Class B common stock, voting as separate classes. As a result, abstentions and broker non-votes will have the same effect as negative votes on this proposal. All votes will be tabulated by the inspector of election appointed for the special meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

The stock transfer books of will remain open between the record date and the date of the special meeting. A list of shareholders entitled to vote at the special meeting will be available for inspection at Multilink’s executive offices.

Voting Agreements

As of June 9, 2003, certain Multilink shareholders, including certain officers and directors of Multilink, entered into voting agreements pursuant to which, among other things, they agreed to vote their shares of Multilink stock “FOR” adoption of the merger agreement and the approval of the merger. Copies of the voting agreements are attached as Annex B to this proxy statement/prospectus. Each of these Multilink shareholders has also granted an irrevocable proxy and a power of attorney to Vitesse representatives to vote his, her or its shares of Multilink common stock “FOR” adoption of the merger agreement and the approval of the merger. As of the record date for the Special Meeting, the Multilink shareholders that are parties to the voting agreements collectively owned and were entitled to vote approximately 43.0% of the outstanding shares of Multilink Class A common stock and 78.9% of the outstanding shares of Multilink Class B common stock.

Proxies and Revocability of Proxies

Should you receive more than one proxy because your shares are registered in different names or addresses, please be sure to sign, date and return each proxy to assure that all of your shares will be voted. Only proxies that have been signed, dated and timely returned will be counted in the quorum and voted. If the enclosed form of proxy is properly signed and returned, the shares represented thereby will be voted at the special meeting in accordance with the instructions specified thereon. If the proxy does not specify how the shares represented thereby are to be voted, the proxy will be voted “FOR” the merger proposal.

You may revoke or change your proxy at any time before the special meeting by filing a notice of revocation or another signed proxy with a later date with the corporate secretary of Multilink at Multilink’s principal executive offices, located at 300 Atrium Drive, Somerset, New Jersey 08873. If you attend the special meeting and vote by ballot, your proxy will be revoked automatically and only your vote at the special meeting will be counted. If your shares are held in an account at a brokerage firm or bank, you must instruct such institution how to vote your shares. If an executed proxy card is returned by a broker holding shares in the name of a brokerage firm or bank, which indicates that the broker or bank does not have instructions or discretionary authority to vote on the approval and adoption of the merger agreement and the transactions contemplated thereby, the shares will be considered present at the meeting for the purpose of determining a quorum, but will not be considered to have been voted in favor of the approval and adoption of the merger agreement and approval of the merger. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or bank.

Because approval and adoption of the merger agreement and the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the shares of the Class A common stock and the affirmative vote of the holders of a majority of the shares of Class B common stock outstanding on the record date, abstentions, failures to vote and broker non-votes will have the same effect as a vote against approval and adoption of the merger agreement and the transactions contemplated thereby. Please note, however, that if your shares are held of record by a broker, bank or other nominee, you will not be able to vote in person at the special meeting unless you have obtained and present a proxy issued in your name from the record holder.

Solicitation of Proxies and Expenses

Multilink and Vitesse will share equally the fees and costs, except attorneys’ and accountants’ fees, of filing and printing this proxy statement/prospectus. Multilink will bear all attorneys’ and accountants’ fees incurred by it in connection with filing and printing this proxy statement/prospectus and will pay the cost of soliciting proxies from its shareholders. In addition to solicitation by mail, Multilink’s directors, officers and employees may solicit proxies by telephone, fax, e-mail, telegram or in person.

Please do not send stock certificates with your proxy card. A transmittal form with instructions concerning the surrender of Multilink stock certificates will be mailed to you by Vitesse’s exchange agent as soon as practicable after completion of the merger.

Other Business and Adjournments

Multilink is not currently aware of any business other than the merger proposal to be acted upon at the Multilink special meeting of shareholders. If, however, any other matters are properly brought before the special meeting, or any adjournment or postponement thereof, the persons named in the enclosed form of proxy, and acting under that proxy, will have discretion to vote or act on those matters in accordance with their best judgment, including any proposal to adjourn the special meeting; provided, however, that a proxy voted against the merger proposal will not be voted in favor of adjournment of the special meeting.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement at the special meeting. If the adjournment is for more than 45 days or a new record date is fixed for the adjourned special meeting, a notice of the adjourned special meeting will be given to each Multilink shareholder entitled to vote at the special meeting. Multilink does not currently intend to seek an adjournment of its special meeting unless such an adjournment is necessary to solicit additional votes.

Rights to Dissent and Appraisal

Holders of Multilink Class B common stock and certain holders of Multilink Class A common stock are entitled to dissent from the proposed merger and demand appraisal of their shares of Multilink common stock. If your shares satisfy the criteria as “dissenting shares” under Chapter 13 of the General Corporation Law of California and you wish to dissent, you must follow the specific procedures set forth in the General Corporation Law of California, as described in detail in the section titled “California Dissenters’ Rights” on page 55. The full text of the relevant sections of the General Corporation Law of California is also attached as Annex D.

To assure that your shares are represented at the meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. If your shares are held in the name of a bank or broker, you may be able to vote by telephone or over the Internet, as described on the enclosed proxy card. You may revoke your proxy at any time before it is voted.

THE MERGER

This section of the proxy statement/prospectus describes the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we referred to for a more complete understanding of the merger.

Background of the merger

During 2002, Multilink and its board of directors began considering various possible strategic alternatives for the future of Multilink. As part of its continuing review of Multilink’s strategic plan, Multilink’s board determined that a combination with a larger entity in its sector could be an attractive alternative.

In early March 2003, Richard Nottenburg, Chairman, President and Chief Executive Officer of Multilink, approached Louis Tomasetta, President and Chief Executive Officer of Vitesse, regarding a potential business combination between the two corporations involving a stock-for-stock acquisition of Multilink by Vitesse. Dr. Tomasetta expressed interest in Multilink, its technology and products, and in particular its focus on backplane interconnect circuits. He indicated that Vitesse would consider a transaction only if there was a substantial reduction in Multilink’s work force so as to not delay the timing of Vitesse’s stated target of attaining profitability.

On March 11, 2003, at a regularly scheduled board meeting, the Multilink board of directors met and discussed the potential transaction between Multilink and Vitesse. The Multilink board noted that Vitesse possessed skill sets and a product line complementary to those of Multilink. At this meeting, the Multilink board formed a special committee of independent directors, composed of James Schneider and Edward Zander, to consider the potential acquisition of Multilink by Vitesse and related issues. The board also authorized Dr. Nottenburg and G. Bradford Jones, a Multilink director, to engage in negotiations with Vitesse regarding the potential transaction and, should these discussions progress, to begin financial and legal due diligence.

During the period from March 11, 2003 to March 26, 2003, Dr. Nottenburg and Mr. Jones of Multilink had several conversations regarding the proposed merger, primarily focused on valuation, headcount targets and high-level integration issues, with Dr. Tomasetta and Eugene Hovanec, Vitesse’s Chief Financial Officer. During this period Dr. Tomasetta informally discussed with the Vitesse board of directors the possibility of a transaction with Multilink, and kept them apprised of the status of his discussions with Dr. Nottenburg and Mr. Jones.

On March 26, 2003, Dr. Nottenburg and Dr. Tomasetta discussed the potential valuation of the proposed transaction. The parties agreed to continue with due diligence investigations and with negotiation of the terms of a merger agreement.

On April 11, 2003 and April 12, 2003, Yatin Mody, Vice President of Finance of Vitesse, and Mr. Hovanec conducted financial due diligence meetings with Dr. Nottenburg and other members of Multilink management at Multilink’s Somerset, New Jersey headquarters. Multilink management made a series of presentations on the products, technology, sales and distribution strategy and financial results of Multilink and responded to questions from Vitesse management.

On April 17, 2003, at a regularly scheduled board meeting, the Vitesse board of directors discussed the possibility of acquiring Multilink. Dr. Tomasetta gave a presentation to the board regarding the potential transaction, and after extensive discussion, the board authorized Dr. Tomasetta to engage in negotiations with Multilink and to continue the due diligence process. Davis Polk & Wardwell, counsel to Vitesse, began its legal due diligence review of Multilink shortly after the meeting.

At a special telephonic meeting of the Multilink board of directors on April 23, 2003, Dr. Nottenburg and John Soenksen, Multilink’s Chief Financial Officer, reported to the Multilink board of directors that Vitesse had substantially completed its financial due diligence with respect to Multilink, and that the reciprocal legal due diligence process between Multilink and Vitesse was ongoing. At this meeting, the Multilink board approved a cash bonus of $300,000 to be paid to Mr. Nottenburg upon the successful completion of the proposed merger.

At a special telephonic meeting of the special committee of the Multilink board of directors on April 29, 2003, the special committee received an update from Allen Matkins Leck Gamble & Mallory LLP, or Allen Matkins, counsel to Multilink, regarding the status of the merger negotiations. Following this update, the special committee retained McKenna Long & Aldridge, or McKenna, to represent the special committee and its members in connection with the proposed transaction. The committee also reviewed and discussed written presentations from investment banks that it was considering retaining for the purpose of providing an opinion regarding the fairness, from a financial point of view, of the merger consideration.

On May 2, 2003, Davis Polk & Wardwell provided a draft merger agreement to Allen Matkins for purposes of finalizing the possible structure and negotiating the terms of an acquisition of Multilink by Vitesse.

At a special telephonic meeting of the special committee of the Multilink board of directors on May 6, 2003, the special committee received an update on the status of the merger agreement and the merger negotiations from McKenna and Allen Matkins. After discussion, the special committee determined to meet with representatives of Chanin Capital L.L.C., or Chanin, to discuss the possibility of Chanin’s providing financial advisory services and rendering an opinion with respect to the fairness, from a financial point of view, to the shareholders of Multilink of the consideration to be received in the proposed merger. Following the May 6, 2003 special committee meeting, the Multilink special committee began working with Chanin with respect to the potential transaction.

From May 6 to May 14, 2003, discussions continued between executives and legal advisors of the two companies, and each company’s CEO kept his board of directors apprised through informal communications. These discussions included consideration of the risks and issues surrounding an acquisition, the terms of the acquisition, the roles of Multilink’s management and employees after the acquisition, the compatibility of the two companies’ technology, products and culture and each company’s financial condition and operating results. Davis Polk & Wardwell and Allen Matkins exchanged drafts of the merger agreement and related agreements, negotiated the terms of these agreements and continued legal due diligence reviews. McKenna and the special committee were furnished with copies of these drafts, and provided comments and suggestions during the drafting process.

At a special telephonic meeting of the special committee of the Multilink board of directors on May 14, 2003, the special committee received a report on the ongoing negotiations regarding the merger and the merger agreement. The special committee and McKenna provided additional comments regarding the merger agreement. At this meeting, the special committee also formally approved the engagement of Chanin in connection with the proposed merger. This arrangement was formalized on May 19, 2003.

Between May 20 and June 3, 2003, Davis Polk & Wardwell and Allen Matkins exchanged additional drafts of the merger agreement and related documents, and negotiated terms including closing conditions, the termination provisions of the agreement, the circumstances under which Vitesse would be entitled to a break-up fee, and the terms of the voting agreements to be entered into by Multilink shareholders. Davis Polk & Wardwell and Allen Matkins also completed their legal due diligence reviews.

On June 3, 2003, the special committee, consisting of Messrs. Schneider and Zander, met telephonically and discussed the merger proposal and the terms of the merger agreement. Representatives of Chanin rendered an oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of such date, the merger consideration to be offered to Multilink’s shareholders in the merger was fair, from a financial point of view, to the holders of Multilink Class A common stock and Class B common stock individually and as a whole (other than Vitesse or its subsidiaries). After an extensive discussion and considering such factors as the fairness of the consideration to be paid to the shareholders of Multilink, the terms of the merger agreement and the other factors listed under “The Merger Proposal – Multilink’s Reasons for the Merger,” the special committee determined that the merger was in the best interests of Multilink and its shareholders and recommended that the Multilink board of directors approve the merger agreement and the transactions contemplated thereby.

On June 4, 2003, a quorum of the Multilink board of directors, with only Mr. Schneider absent, held a special meeting to consider approval of the merger. The board of directors reviewed the terms of the definitive agreement with Allen Matkins and the resolution of previously outstanding matters. In addition, Allen Matkins updated its legal due diligence report. Representatives of Chanin described their oral opinion, rendered to the Multilink special committee on June 3, 2003, regarding the fairness of the merger consideration to the Multilink shareholders. Mr. Zander reported that the special committee had approved, and was recommending to the Multilink board of directors, that Multilink enter into the merger agreement and proceed with the transactions contemplated thereby. Accordingly, after due consideration, receipt of the recommendation of the special committee, and the other factors listed under “The Merger Proposal – Multilink’s Reasons for the Merger,” the Multilink board members who were present unanimously approved the merger agreement and the transactions contemplated thereby and recommended that the Multilink shareholders approve the merger agreement and the transactions contemplated thereby at the special meeting. This approval was subsequently unanimously reiterated in writing by the entire Multilink board.

On June 5, 2003, at a special telephonic meeting, the Vitesse board of directors reviewed the terms of the definitive agreement, and considered the merger. After extensive discussion and due consideration, the Vitesse board of directors determined that the merger was in the best interests of the stockholders of Vitesse and approved the merger and the definitive agreement.

Between June 6 and June 9, 2003, Vitesse, Multilink and their respective advisors finalized the merger agreement and related documents in accordance with the authorization of each company’s respective board of directors.

On June 9, 2003, after the close of the stock market, the merger agreement and related agreements were executed. Vitesse issued a press release announcing the acquisition shortly after the closing of the stock market on June 9, 2003.

Vitesse’s Reasons for the Merger

The board of directors of Vitesse consulted with its management and determined that the merger and the merger agreement are in the best interests of Vitesse stockholders. In considering the merger, the board of directors found the following factors and reasons to be the most important:

•	Multilink will bring to Vitesse an experienced engineering team that possesses the skills required to pursue Vitesse’s product development plans for backplane interconnect circuits with an increased focus. Historically, Vitesse has not had a business unit dedicated to this effort. Vitesse believes that this is an area that has significant market potential and a focused engineering team would help grow its revenues from backplane interconnect products.

•	The merger will provide Vitesse with several completed products that Vitesse was either developing or planning to develop, that would have required a significant outlay of engineering resources as well as tooling, mask and wafer costs.

•	Multilink uses similar design methodologies, software tools and wafer foundries as Vitesse, which is expected to facilitate integration of the design processes and the engineering teams of the two companies.

•	Vitesse and Multilink share several common customers, which is expected to bring additional synergies to the sales and marketing efforts of the combined companies.

•	Multilink’s near-term financial projections indicate that its operating results after contemplated headcount reductions and facility closures will not have a material impact on Vitesse’s operations.

•	The merger should also result in an addition of approximately $8-12 million of cash, net of liabilities and commitments, to Vitesse’s balance sheet.

The Vitesse board of directors also considered a number of potential risks related to the merger, including:

•	the risk that the expected benefits of the merger may not be realized;

•	the risk that Vitesse will not be able to retain key Multilink personnel;

•	the risk that the Multilink cash reserves will become depleted before the merger is consummated;

•	the risk that Multilink’s products might not be successfully integrated into Vitesse’s own product line; and

•	the other risks described in this proxy statement/prospectus under “Risk Factors.”

After carefully considering the advantages and disadvantages of the proposed merger, the Vitesse board of directors unanimously approved the merger.

Multilink’s Reasons for the Merger

Special Committee.    In reaching its conclusion to unanimously recommend that the Multilink board of directors approve the merger agreement and the transactions contemplated thereby, the Multilink special committee carefully considered a range of strategic alternatives, including the pursuit of a long-term independent business strategy for Multilink. The Multilink special committee also consulted with Multilink management and legal and financial advisors to Multilink and the special committee during the period it was considering the merger.

During the course of its deliberations, the Multilink special committee considered a variety of factors that the special committee believes make the merger attractive to the Multilink shareholders and could contribute to the success of the combined company, including the following:

•	The merger will offer the stockholders of the combined company the potential benefits described above under the heading “Vitesse’s Reasons for the Merger”;

•	The merger will result in a combined company with greater financial, technological and human resources to develop or acquire new products and new technologies, and greater sales and marketing resources to help promote and sell Multilink’s products;

•	The merger will allow the combined company to provide a more comprehensive suite of products and services to customers than either company could provide alone;

•	The combination of the operations of the two companies should also result in efficiencies arising from shared business functions, information and other systems, and proprietary technologies;

•	The broad experience of the Vitesse management team and the significant marketing resources of Vitesse will contribute to stronger product planning and operational execution;

•	Multilink will have access to the customer base of Vitesse and may benefit from increased distribution of Multilink’s products;

•	Multilink and Vitesse share a number of important long-term corporate values, including a commitment to market leadership through innovative products and a desire to continuously deliver more value to customers;

•	Both companies also benefit from talented and dedicated employees with a long-standing commitment to excellence;

•	The risks and potential rewards associated with continuing to execute the strategic plan of Multilink as an independent entity, including the risk that in the current economic environment, Multilink might not be able to raise additional capital as necessary to continue its business, concluding that the likelihood of increasing shareholder value was greater pursuant to the merger than the likelihood of doing so on a stand-alone basis;

•	The possibility of seeking to engage in a business combination or other strategic transaction with a company other than Vitesse, concluding that a transaction with Vitesse was more feasible and expected to yield greater benefits to shareholders than other alternatives;

•	The exchange ratio of the shares of Vitesse common stock that the Multilink shareholders will receive in the merger represents a substantial premium to the market price as of the fifteen day trading period prior to the date of the merger agreement for the Multilink shareholders, with an opportunity for further appreciation in the market price of the Vitesse common stock;

•	The current and historical information concerning the trading prices and volatility of the two companies’ shares;

•	The analyses and presentations prepared by Chanin, and the opinion of Chanin to the effect that, as of the date of the opinion, the merger consideration was fair from a financial point of view to the shareholders of Multilink, as more fully described below under “Opinion of Multilink’s Financial Advisor”;

•	The expected qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	The historical information concerning the business, financial performance and condition, market opportunity and position, technology and management of the two companies.

In addition, the Multilink special committee considered a number of potentially negative factors relating to the merger, including the following:

•	the risk that Vitesse’s stock price will fall, thereby diminishing the value of the consideration being paid to the Multilink shareholders;

•	the risk that expected benefits of the merger may not be realized;

•	the risk of disruption of sales as a result of uncertainties created by the announcement of the merger;

•	the risk of loss of key talent;

•	the risk that the merger might not be consummated despite the parties’ efforts, even if approved by Multilink’s shareholders;

•	the risk that Multilink may find it more difficult to attract and hire skilled employees as part of a much larger enterprise; and

•	the other risks described in this proxy statement/prospectus under “Risk Factors.”

After considering the potential advantages and disadvantages of the merger, the Multilink special committee unanimously determined that the potential benefits of the merger outweighed the potentially negative effects of the merger.

After careful consideration, the Multilink special committee has unanimously determined that, in light of all the factors that it considered, it believes the merger agreement and the transactions contemplated thereby to be fair to, and in the best interests of, Multilink and the Multilink shareholders. Accordingly, the special committee has unanimously recommended that the Multilink board of directors approve the merger agreement, the merger and the other transactions contemplated thereby.

Recommendation of the Multilink board of directors

After careful consideration, the Multilink board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated thereby are fair to, and in the best interests of Multilink and its shareholders based on the analyses and conclusions of the Special Committee (which the Multilink board of directors adopted as its own).

The Multilink board of directors unanimously recommends that the Multilink shareholders vote “FOR” approval of the merger agreement, the merger and the other transactions contemplated thereby.

This discussion of the information and factors considered by the Multilink special committee and board of directors is not meant to be exhaustive. Given the complexity of the issues and the number of factors considered, neither the Multilink special committee nor the Multilink board attempted to quantify, rank or otherwise assign relative weight to specific factors. The Multilink special committee and board of directors conducted an overall analysis of the factors described above, and considered the factors, taken as a whole, to be favorable to and to support their determination. In considering the factors described above, individual members of the Multilink board of directors may have given different weight to different factors.

Opinion of Financial Advisor to Multilink

The Special Committee of the Board of Directors of Multilink Technology Corporation retained Chanin Capital L.L.C., or Chanin, to provide the Special Committee with advice and assistance in analyzing and evaluating the financial terms of the contemplated business combination with Vitesse Semiconductor Corporation, including providing an opinion as to the fairness, from a financial point of view, of the Merger Consideration (as defined in Chanin’s opinion) to be received by the shareholders of Multilink.

On June 9, 2003, Chanin delivered a written opinion to the Special Committee of the Board of Directors of Multilink, to the effect that, as of such date, the Merger Consideration was fair, from a financial point of view, to the holders of Multilink’s Class A Common Stock and Class B Common Stock, individually and as a whole (other than Vitesse or its subsidiaries). Chanin presented the financial analysis underlying its opinion at a meeting of the Special Committee on June 3, 2003, and again at a meeting of the Board of Directors on June 4, 2003.

The full text of the Chanin opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this proxy statement as Annex C and is incorporated herein by reference. The summary of the Chanin opinion set forth below is qualified in its entirety by reference to the full text of the Chanin opinion. MULTILINK SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

THE CHANIN OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY MULTILINK SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE OPINION. THE OPINION WAS PROVIDED FOR THE INFORMATION AND ASSISTANCE OF MULTILINK’S SPECIAL COMMITTEE AND BOARD OF DIRECTORS IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER CONTEMPLATED BY THE AGREEMENT AND PLAN OF MERGER. THE CHANIN OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE ON THE PROPOSED MERGER OR ANY MATTER RELATING TO THE MERGER.

In conducting its analysis and arriving at its opinion, Chanin reviewed information and considered financial data and other factors as Chanin deemed relevant under the circumstances, including the following:

•	a draft, dated June 6, 2003 of the Agreement and Plan of Merger (including the disclosure letters to the Agreement and Plan of Merger);

•

certain publicly-available historical financial and operating data for Multilink, including, but not limited to, (a) Multilink’s Form 10-K for the fiscal years ended December 31, 2000, 2001 and 2002; (b)

Multilink’s Form 10-Q for the quarter ended March 31, 2003; (c) Multilink’s Proxy Statement for the Annual Meeting of Stockholders held on May 28, 2003; and (d) Multilink’s unaudited internal financial statements for the month ended April 30, 2003;

•	certain internal financial statements and other financial and operating data concerning Multilink including, among others, a liquidation analysis and financial forecasts, prepared by management of Multilink;

•	historical stock market prices and trading volumes for Multilink’s Class A common stock;

•	certain publicly-available historical financial and operating data for Vitesse including, but not limited to, (a) Vitesse’s Form 10-K for the fiscal years ended September 30, 2000, 2001 and 2002; (b) Vitesse’s Form 10-Q for the quarter ended March 31, 2003; (c) Vitesse’s Form 10-Q for the quarter ended December 31, 2002; and (d) Vitesse’s Proxy Statement for the Annual Meeting of Stockholders held on January 28, 2003;

•	certain internal financial statements and other financial and operating data, including, among others, financial forecasts concerning Vitesse, prepared by management of Vitesse;

•	historical stock market prices and trading volumes for Vitesse common stock;

•	publicly available financial, operating and stock market data concerning certain companies engaged in businesses Chanin deemed reasonably similar to that of Multilink;

•	the financial terms of certain recent transactions Chanin deemed relevant to its inquiry; and

•	such other financial studies, analyses and investigations that Chanin deemed appropriate.

For purposes of rendering its opinion, Chanin assumed, with Multilink’s consent, that the Agreement and Plan of Merger, when executed, conformed to the drafts of such agreement that Chanin reviewed in all respects material to its analysis. Chanin further assumed that the Merger contemplated by the Agreement and Plan of Merger will be consummated on the terms described in such agreement without modification or amendment of any material term, condition or agreement therein.

Chanin discussed with the senior management of Multilink and Vitesse (i) the past and current operating and financial condition of their respective businesses, (ii) the prospects, including estimates of future financial performance, of their respective businesses, and (iii) such other matters that Chanin deemed relevant.

In connection with Chanin’s review and in arriving at its opinion, Chanin relied upon the accuracy and completeness of the financial and other information that was publicly available or was provided by Multilink or Vitesse. Chanin did not undertake any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Multilink or Vitesse, nor did it make any physical inspection of the properties or assets of Multilink or Vitesse. With respect to the financial forecasts provided to Chanin by Multilink and Vitesse, Chanin assumed that such information (and the assumptions and bases underlying such information) was reasonably prepared on a basis reflecting management’s best then available estimate and judgment as to the future financial performance of Multilink and Vitesse, respectively. Chanin expressed no view with respect to such forecasts or the assumptions on which they were based.

The Chanin opinion was necessarily based on economic, financial and market conditions as they existed and were disclosed to Chanin as of the date of its opinion. The Chanin opinion speaks only as of the date thereof, and Chanin has no responsibility to update or revise its opinion based upon events or circumstances occurring after that date.

In arriving at its opinion, Chanin was not requested or authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Multilink or any of its assets, and Chanin did not participate in the negotiation of the exchange ratio or any other terms of the Agreement and Plan of Merger. The Chanin opinion does not address, nor should it be construed to address, the relative merits of the Merger as compared to other transactions or alternative business strategies that may be available to Multilink.

In arriving at its opinion, Chanin performed a variety of valuation, financial, and comparative analyses. The summary of the analyses as set forth below does not purport to be a complete description of the analyses Chanin performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis to be employed and the manner in which such methods will be applied to a particular set of facts and circumstances. As such, the preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Chanin believes that the analyses it performed must be considered as a whole, and selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. Chanin made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Multilink. Additionally, estimates of the values of businesses and securities examined do not purport to be appraisals thereof and do not necessarily reflect the prices at which such businesses or securities may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

In addition, the Chanin opinion did not in any manner address the prices at which Vitesse common stock may trade following consummation of the Merger. Chanin expressed no opinion or view with respect to the Voting Agreements entered into by certain shareholders of Multilink.

The Chanin opinion, including Chanin’s presentation of its opinion to the Multilink Special Committee and Board of Directors, was one of many factors that the Special Committee and the Board of Directors took into consideration in making their determination to recommend approval of the Agreement and Plan of Merger. Consequently, Chanin’s analysis described below should not be viewed as determinative of the opinion of the Special Committee or the Board of Directors of Multilink with respect to the Merger Consideration.

Subject to the foregoing, the following is a brief summary of the material financial and comparative analyses presented by Chanin to the Multilink Special Committee and Board of Directors, in connection with the delivery of its opinion. You should understand that the order of the analyses and the results derived from these analyses described below do no represent relative importance or weight given to these analyses by Chanin.

Contribution Analysis.    Chanin utilized historical financial results and the financial projections of management of Multilink and the historical financial results and the financial projections of management of Vitesse in order to compare the pro forma ownership of the combined company following the Merger to the pro forma contributions by each of Multilink and Vitesse based upon historical and projected revenues and gross profit. Multilink’s calendar year 2002 gross profit was calculated excluding $1.1 million, $5.7 million and $1.6 million of asset impairment, inventory write-down charges and deferred stock compensation, respectively.

The following table indicates the relative contribution of both Multilink and Vitesse to the combined company:

	Multilink	Vitesse	Multilink + Vitesse
Revenue
Calendar year 2002	10.2%	89.9%	100.0%
Quarter ending March 31, 2003 annualized	2.3%	97.7%	100.0%
Calendar year 2003E	2.6%	97.4%	100.0%

Gross Profit
Calendar year 2002	12.0%	88.0%	100.0%
Quarter ending March 31, 2003 annualized	-0.7%	100.7%	100.0%
Calendar year 2003E	0.5%	99.5%	100.0%

Pro Forma Ownership	2.1%	97.9%	100.0%

Chanin noted that the percentage contributions of annualized revenue for the quarter ended March 31, 2003 and estimated calendar year 2003 revenue of Multilink were similar to Multilink’s post transaction pro forma ownership percentages of the combined company. Chanin also noted that Multilink’s post transaction ownership percentages compared favorably to Multilink’s last quarter annualized gross profit and estimated calendar year 2003 gross profit contributions.

Exchange Ratio Premium Analysis.    Chanin analyzed the stock price premiums paid in four precedent semiconductor M&A transactions announced over the past two years, where the stock consideration represented more than 50% of the total consideration and the value of the transaction was less than $300 million. The transactions analyzed were:

•	the pending acquisition of Oak Technology, Inc. by Zoran Corporation;

•	the acquisition of Clare, Inc. by IXYS Corporation;

•	the acquisition of Sage, Inc. by Genesis Microchip, Inc.; and

•	the acquisition of Luminent, Inc. by MRV Communications, Inc.

The average premiums in these transactions over the ratios of the target’s closing stock prices to the acquiror’s closing stock prices prior to the announcement of the transaction were then applied to the historic average ratios of the closing prices between Multilink Class A common stock and Vitesse common stock as of June 2, 2003, to arrive at an implied exchange ratio for the Merger.

	Average During Period
Prior Trading Period	Median Percentage Premium Paid	Implied Exchange Ratio
1 Trading Day	13.4%	0.4649
5 Trading Days	13.0%	0.4960
15 Trading Days	10.2%	0.5002
30 Trading Days	15.2%	0.5406

Chanin observed that the corresponding average exchange ratio premiums implied by the terms of the Merger of 32.9%, 24.0%, 20.0% and 16.0% for the one, five, fifteen and thirty trading days prior to June 2, 2003, respectively, were higher in all cases than the median percentage premium paid in the precedent semiconductor M&A transactions analyzed by Chanin. Using the range of premiums in the selected precedent transaction, Chanin derived a range of implied exchange ratios for the Merger of 0.3782 to 0.6743. Chanin noted that the exchange ratio in the Merger of 0.5493 was higher in all cases than the exchange ratios implied by the median percentage premiums for the one, five, fifteen and thirty trading days prior to the announcements of the transactions analyzed.

Liquidation Analysis.    Chanin analyzed the estimated per share liquidation value available to holders of the Multilink common stock if Multilink were to commence a liquidation on June 30, 2003, and compared the liquidation value per share to the implied value of Vitesse common stock that each share of Multilink common stock will receive in the Merger, on both a book value basis and a basis reflecting certain estimates of Multilink’s management.

	Book Value(a)	Management Case(b)
Implied value per share: Liquidation Scenario	$0.46	$1.40
Implied value per share: Merger with Vitesse	$2.78	$2.78

Difference (Liquidation value less merger value)	$(2.31)	$(1.38)
Liquidation value as a percent of merger value	16.7%	50.4%

(a)	Book Value represents all liabilities at par value. Does not include any payments for continuing directors’ and officers’ insurance.

(b)	Management Case includes assumed reductions in certain liabilities based on management estimates. Does not include any payments for continuing directors’ and officers’ insurance.

Chanin noted that the $2.78 value per share implied by the Merger was significantly higher than the value per share implied in a liquidation scenario in both the case where all liabilities were represented at book value ($0.46) and the case where management assumed a reduction in certain liabilities based on its best available estimates ($1.40).

Comparison of Multilink and Vitesse Common Stock Characteristics.    Chanin also compared the characteristics of Multilink’s Class A common stock to that of Vitesse common stock as of June 2, 2003.

	Multilink	Vitesse
	(in millions, except stock price data)
Common Stock Closing Price as of 6/2/03	$ 2.09	$5.10
Average Daily Volume	0.017	7.014
Float	3.830	203.230
Calendar Year 2002 Revenue	$ 18.3	$161.4
Equity Market Value	$ 16.2	$1,055.4
Enterprise Value (equity market value + net debt)	-$ 10.5	$1,022.9

Chanin noted that Vitesse had significantly greater average daily trading volume, float, revenue, equity market value and enterprise value than Multilink.

In addition, Chanin reviewed the stock trading history of Multilink’s Class A common stock and Vitesse’s common stock for the following periods ended June 2, 2003: (i) since Multilink’s initial public offering, (ii) the latest twelve months (“LTM”), (iii) 2003 year to date, and (iv) the latest three months. The following table shows the percent change over the previously mentioned periods.

	Multilink		Vitesse	Semi Index(a)		Nasdaq
Since Multilink’s IPO	-	98.1%	- 69.1%	-	36.7%	-	32.3%
Latest Twelve Months	-	72.5%	8.3%		1.3%		2.2%
Year to Date	-	22.6%	133.4%		68.5%		20.4%
Latest Three Months		5.6%	128.7%		60.7%		19.6%

(a)	Semi Index includes: Applied Micro Circuits Corporation, Conexant Systems, Inc., Exar Corporation, Marvel Technology Group Ltd., Multilink Technology Corporation, PMC-Sierra, Inc., Silicon Laboratories, Inc., TranSwitch Corporation and Vitesse Semiconductor Corporation.

Chanin noted that in all periods, Multilink’s Class A common stock has underperformed Vitesse common stock, the Semi Index and the Nasdaq.

Publicly Traded Company Analysis.    Chanin reviewed the current trading multiples of seven publicly-traded companies that Chanin determined to be comparable to Multilink. However, as further explained below, Chanin did not consider it appropriate to utilize financial measures of these public companies to determine a range of implied values for Multilink or to compare the trading multiples of Multilink with those of these public companies given Multilink’s significant negative enterprise value and current and projected operating performance. Chanin computed the LTM revenues, projected 2003 revenues, LTM earnings per share, projected 2003 and 2004 earnings per share and the most currently available book value of these publicly traded companies. Chanin then analyzed the peer group’s trading multiples of enterprise value to their respective LTM revenues and projected 2003 revenues, their multiples of equity value per share to their respective LTM earnings per share and projected 2003 and 2004 earnings per share, and their multiples of equity value to their respective book values. The companies analyzed were:

•	Applied Micro Circuits Corporation

•	Conexant Systems, Inc.

•	Exar Corporation

•	Marvell Technology Group, Ltd.

•	PMC-Sierra, Inc.

•	Silicon Laboratories, Inc.

•	Transwitch Corporation

Chanin noted that Multilink has a negative enterprise value and does not have positive LTM earnings per share or positive projected 2003 or 2004 earnings per share. Given these facts and the severe and rapid decline in Multilink’s financial results and prospects, Chanin did not deem it appropriate to apply the multiples of the publicly-traded peer group to the operating financial data of Multilink to arrive at a range of implied values for Multilink, or to compare the trading multiples of Multilink with those of publicly-traded companies.

Selected Precedent M&A Transactions Analysis.    Chanin reviewed ten selected merger and acquisition transactions involving target companies that Chanin determined to be comparable to Multilink. However, as further explained below, Chanin did not consider it appropriate to utilize financial measures of precedent transactions to determine a range of implied values for Multilink common stock or to compare the multiple paid in the Merger with those of the precedent merger and acquisition transactions given Multilink’s significant negative enterprise value and current and projected operating performance. Chanin computed the LTM revenues, projected revenues, LTM earnings per share, projected net income and the most currently available book value of the target companies Chanin then analyzed the aggregate purchase price of each transaction to the target’s respective LTM revenues and projected revenues, the equity purchase price of the transaction to the respective target’s LTM and projected net income, and the equity value of the transaction to the respective target’s book value. The transactions analyzed were:

•	the pending acquisition of Oak Technology, Inc. by Zoran Corporation;

•	the acquisition of Agere Systems’ optoelectronics business by TriQuint Semiconductor, Inc.;

•	the acquisition of Agere Systems’ wireless LAN equipment business by Proxim Corporation;

•	the acquisition of Clare, Inc. by IXYS Corporation;

•	the acquisition of Alcatel’s microelectronics division by ST Microelectronics NV;

•	the acquisition of Transilica, Inc. by Microtune, Inc.;

•	the acquisition of Viranta Corporation by Globespan, Inc.;

•	the acquisition of Sage, Inc. by Genesis Microchip, Inc.;

•	the acquisition of Luminent, Inc. by MRV Communications, Inc.; and

•	the acquisition of ServerWorks Corporation by Broadcom Corporation.

However, given Multilink’s negative enterprise value and lack of positive LTM earnings per share or positive projected 2003 or 2004 earnings per share, and given the severe and rapid decline in Multilink’s financial results and prospects, Chanin did not deem it appropriate to apply multiples of the precedent merger and acquisition transactions to the operating financial data of Multilink to arrive at a range of implied values for Multilink common stock, nor to compare the multiple paid in the Merger with those of the precedent merger and acquisition transactions.

The comparable companies and the acquired entities in the precedent transactions identified above were selected for comparative purposes only. None of these entities is identical to Multilink, and none of the comparable transactions reviewed is identical to the proposed transaction. Accordingly, an analysis of selected comparable companies and transactions is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable company or companies to which they are being compared.

The Special Committee of the Board of Directors of Multilink selected Chanin to serve as the its financial advisor and to provide its opinion because Chanin is a nationally recognized investment banking firm with experience and expertise in transactions similar to the Merger and regularly engages in the valuation of businesses and securities in connection with merger and acquisition transactions. Pursuant to an engagement letter, Chanin has received customary fees for providing its opinion. In addition, the engagement letter with Chanin provides that Multilink will reimburse Chanin for its out-of-pocket and incidental expenses and will indemnify Chanin and related persons against some liabilities, including liabilities under securities laws, arising out of the proposed transaction or its engagement by Multilink.

Agreement with investment bank

Depending on the total value of the consideration to be received by Multilink’s shareholders in the merger, Multilink may be obligated to pay a transaction fee to an investment bank. Prior to Multilink’s engagement of Chanin, Multilink entered into an engagement letter in August 2002 with an investment bank. This engagement letter was terminated by Multilink in November 2002; however, Multilink was subject to a potential obligation to pay a transaction fee to the investment bank if Multilink completed a strategic transaction within twelve months of the termination of the engagement letter. This fee was contingent upon the total amount of consideration received by Multilink and its shareholders in such a transaction. Pursuant to a May 2003 letter agreement between Multilink and the investment bank, the investment bank agreed to waive any such fee in connection with the proposed merger between Multilink and Vitesse, on the condition that the total consideration to be paid by Vitesse in connection with the merger is less than $30 million, subject to Multilink’s reimbursement of the investment bank’s incurred expenses of approximately $80,000. In the event that the aggregate value of the consideration paid by Vitesse in the merger exceeds $30 million, Multilink could be required to pay an additional transaction fee to the investment bank.

Interests of Directors, Executive Officers and Shareholders of Multilink in the Merger

In considering the recommendation of the Multilink board of directors that Multilink shareholders vote in favor of approval of the merger agreement, Multilink shareholders should be aware that some Multilink executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as shareholders of Multilink.

These interests relate to or arise from, among other things:

•	the continued indemnification of current directors and officers of Multilink under the merger agreement and Vitesse’s providing these individuals with directors’ and officers’ insurance;

•	the potential receipt of bonus and retention payments;

•	the conversion of stock options; and

•	the potential acceleration of vesting with regard to those options if the executive officers are terminated after the merger.

Vitesse has also entered into voting agreements with certain officers, directors and shareholders of Multilink which are discussed under “Agreements Related to the Merger-Voting Agreements”. The Multilink board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Indemnification; Directors’ and Officers’ Insurance

Under the merger agreement, Vitesse has agreed to cause the surviving corporation, for six years after the merger, to indemnify all directors and officers of Multilink to the fullest extent permitted by law, as provided under Multilink’s articles of incorporation and bylaws in effect as of the date of the merger agreement, and under the indemnification agreements between such persons and Multilink in effect as of the date of the merger agreement, for all acts or omissions prior to the merger by such individuals in such capacities. Vitesse has also agreed to cause the surviving corporation to provide, for six years after the merger, directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the merger covering each person currently covered by the directors’ and officers’ liability insurance policy of Multilink on terms and in amounts no less favorable than those of the policies of Multilink, provided that Vitesse will not be required to pay aggregate premiums for the insurance in excess of $400,000 (in addition to up to $600,000 that Multilink is permitted to pay prior to closing of the merger for such insurance). Vitesse has agreed to cause the surviving corporation to maintain charter and bylaw provisions with respect to indemnification and advancement of expenses that are at least as favorable to the intended beneficiaries as those contained in the articles of incorporation and bylaws of Multilink as in effect on the date the merger agreement was signed.

Payments to Executive Officers and Employees

The Multilink board of directors has approved the payment of a cash bonus of $300,000 to Dr. Nottenburg contingent upon the completion of the proposed merger with Vitesse. In considering the award, the board of directors also considered the work undertaken by Dr. Nottenburg to initiate the merger process in an extremely challenging operating environment and the continued efforts which would be required by Dr. Nottenburg in order to complete the merger. The board of directors also considered Dr. Nottenburg’s contributions to Multilink during the past year, as well as Dr. Nottenburg’s waiver during 2002 of any bonus compensation.

The Multilink board of directors also approved retention arrangements with three of Multilink’s key financial employees, John Soenksen, Multilink’s Chief Financial Officer, Frank Probst, Multilink’s Controller, and Richard Sawchak, Multilink’s Director, Investor Relations, whereby each of these individuals would receive retention payments equal to three months of their respective base salaries in addition to Multilink’s standard severance payment upon the earlier of (i) their termination, other than for cause, in connection with the proposed merger, or (ii) the successful completion of the proposed merger. In considering the award, the board of directors had considered not only the contributions to Multilink made by each of these individuals, but also the continued efforts that would be required by each of these individuals to complete the merger.

Prior to the signing of the merger agreement, the Multilink board of directors also approved amendments to the option agreements of Dr. Nottenburg to provide that (i) the options subject thereto will not accelerate and terminate upon a change in control of Multilink, including the proposed merger, if and to the extent such options are, in connection with the change in control, to be assumed by the acquiring corporation (or parent thereof) or otherwise continued in full force and effect pursuant to the terms of the change in control transaction and (ii) if Dr. Nottenburg should cease to be employed by Multilink for any reason while his options are outstanding, then Dr. Nottenburg shall have a period of twelve (12) months following his termination of employment during which to exercise his options.

Stock Options, Warrants and Restricted Stock

Vitesse has agreed to assume, upon the completion of the merger, each outstanding option to purchase shares of Multilink Class A common stock which is outstanding immediately prior to the merger, whether or not exercisable or vested and each outstanding warrant, whether or not exercisable or vested. Vitesse has agreed to assume each Multilink stock option and warrant on the same terms and conditions as were applicable under the plan and the stock option agreement or warrant agreement pursuant to which the option or warrant was issued and evidenced, subject to the modifications noted above. Each share of Multilink Class A common stock which is unvested and has been issued pursuant to any Multilink stock option plan shall, upon the closing of the merger, be converted into the right to receive the number of unvested shares of Vitesse common stock determined pursuant to the same exchange ratio applicable to all outstanding shares of Multilink common stock. Such unvested Vitesse shares shall be subject to the same terms and conditions as were applicable to the unvested shares of Multilink Class A common stock under each corresponding Multilink stock option plan and the terms of the stock issuance agreements governing such unvested Multilink shares.

•	Number of shares of Vitesse common stock subject to option and warrant: Each option and warrant shall be exercisable for the same number of shares of Vitesse common stock as the holder of the option or warrant, as applicable, would have been entitled to receive pursuant to the merger had such holder exercised the option or warrant to purchase Multilink Class A common stock in full immediately prior to the merger, provided that any fractional share of Vitesse common stock resulting from an aggregation of all the shares of a holder subject to such options or warrants shall be rounded down to the nearest whole share.

•	Exercise price of option and warrant: The exercise price per share of Vitesse common stock of each assumed option and warrant shall equal, rounded up to the nearest whole cent, (i) the aggregate exercise price for the shares of Multilink Class A common stock otherwise purchasable pursuant to such option or warrant divided by (ii) the aggregate number of shares of Vitesse common stock deemed purchasable pursuant to such option or warrant.

•	Vesting of options and restricted stock upon termination of employment:

Options outstanding under Multilink’s 1999 Stock Option Plan which are held by persons employed by Multilink as of the merger and assumed by Vitesse in the merger will automatically accelerate and become fully exercisable for vested shares of Vitesse common stock on the earlier of: (i) 6 months following the date of the merger, or (ii) the date, if any, on which the optionee’s employment is terminated without cause after or as a result of the merger. Options outstanding under Multilink’s 2000 Stock Incentive Plan which are held by persons employed by Multilink as of the merger and assumed by Vitesse in the merger will automatically accelerate and become fully exercisable for vested shares of Vitesse common stock upon an involuntary termination of the optionee’s employment within 18 months following the merger. Options accelerated under the 2000 Stock Incentive Plan will remain exercisable until the earlier of: (i) the original expiration date of the option or (ii) 1 year from the date of the optionee’s involuntary termination.

Unvested shares of Vitesse common stock received in the merger in exchange for unvested shares of Multilink Class A common stock outstanding under Multilink’s 2000 Stock Incentive Plan will automatically accelerate and become fully vested shares of Vitesse common stock upon an involuntary termination of the holder’s employment within 12 months following the merger. Pursuant to the merger agreement, Vitesse has agreed that unvested shares of Multilink Class A common stock held by employees of Multilink who are terminated without cause after the date of the merger agreement and prior to the closing of the merger will become fully vested shares of Multilink Class A common stock immediately upon the employee’s termination.

In addition, for any Multilink stock option intended to be an “incentive stock option” (as defined in Section 422 of the Internal Revenue Code), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Internal Revenue Code. Options held by officers and directors of Multilink as of the merger will be treated in the same manner as other options, other than the options of Dr. Nottenburg discussed above.

As of July 15, 2003, options to purchase 1,122,520 shares of Multilink Class A common stock were outstanding under Multilink’s 1998 Stock Option Plan, options to purchase 247,600 shares of Multilink Class A common stock were outstanding under Multilink’s 1999 Stock Option Plan, and options to purchase 2,068,123 shares of Multilink Class A common stock were outstanding under Multilink’s 2000 Stock Incentive Plan. Of these amounts, options to purchase 1,187,975 shares of Multilink Class A common stock were held by Multilink’s officers and directors. As of July 15, 2003, warrants to purchase 352,508 shares of Multilink Class A common stock were outstanding, of which warrants to purchase 243,920 were held by Multilink’s officers and directors and their affiliates.

Restrictions on sales of shares by affiliates

The shares of Vitesse common stock to be issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of Vitesse common stock issued to any person who is an affiliate of Multilink or Vitesse. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of Multilink and may include some of their respective officers and directors, as well as their respective principal stockholders. Affiliates may not sell their shares of Vitesse common stock acquired in the merger except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act or (3) any other applicable exemption under the Securities Act.

Completion and effectiveness of the merger

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including approval and adoption of the merger agreement and the merger by the shareholders of Multilink. The merger will become effective upon the filing of the articles of merger with the State of California.

Structure of the merger and conversion of Multilink common stock

Pursuant to the merger agreement, Margaux Acquisition Corporation, a wholly-owned subsidiary of Vitesse, will merge with and into Multilink. Multilink will then be a wholly-owned subsidiary of Vitesse.

Upon completion of the merger, each outstanding share of Multilink Class A and Class B common stock will be converted into the right to receive 0.5493 shares of Vitesse common stock. No fractional shares of Vitesse common stock will be issued pursuant to the merger. In lieu of the issuance of any fractional shares of Vitesse common stock, Multilink shareholders will receive cash equal to the product of such fractional share amount, after aggregating all fractional shares to which a former holder of Multilink common stock would be entitled, and the average closing price of Vitesse common stock as reported on The Nasdaq National Market for the five trading days immediately preceding the effectiveness of the merger. Options to purchase shares of Multilink common stock will be converted into options to purchase shares of Vitesse common stock after completion of the merger. The number of shares covered by, and the exercise price for, each option will be adjusted using the merger exchange ratio of 0.5493 shares of Vitesse for each share of Multilink.

Material United States federal income tax consequences of the merger

The following summary discusses the material United States federal income tax consequences of the merger to Multilink shareholders. This discussion does not address all of the United States federal income tax consequences that may be relevant to particular shareholders in light of their particular circumstances or to shareholders who are subject to special rules, such as:

•	dealers in securities or foreign currencies

•	shareholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	tax-exempt organizations;

•	non-United States persons or entities;

•	financial institutions or insurance companies;

•	shareholders whose shares are “qualified small business stock” under Section 1202 of the Internal Revenue Code;

•	shareholders who acquired Multilink common stock in connection with stock option or stock purchase plans or in other compensatory transactions; or

•	shareholders who hold Multilink common stock as part of an integrated investment, straddle, hedge, or constructive sale, comprised of shares of Multilink common stock and one or more other positions.

In addition, this discussion does not include the tax consequences of the merger under foreign, state or local tax law or the consequences of other transactions that may take place before, after, or concurrently with the merger. This discussion assumes that Multilink shareholders hold their shares of Multilink common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, as property held as an investment).

The United States federal income tax consequences of the merger depend on whether it will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The completion of the merger is conditioned upon the delivery at closing of an opinion by Allen Matkins that the merger will qualify as a reorganization and that Vitesse, Multilink and Margaux Acquisition Corporation will be parties to that reorganization. The opinion is not binding upon the courts or the Internal Revenue Service and will not prevent the Internal Revenue Service from successfully asserting a contrary position. Moreover, the opinion of Allen Matkins will be based on assumptions, representations and covenants, including those in the merger agreement and in representation letters from the managements of Vitesse and Multilink dated as of the date of this proxy statement and as of the closing date, and on the Internal Revenue Code, Treasury Regulations, case law, and other authorities, all as presently in effect. Allen Matkins’ ability to provide the closing tax opinion will depend on the absence of changes in existing facts or in law between the date of this proxy statement and closing date of the merger. If any of those assumptions, representations or covenants is inaccurate, Allen Matkins may not be able to provide the required closing date opinion or the tax consequences of the merger could differ form those described in the opinion that Allen Matkins has delivered. Multilink will not request a ruling from the Internal Revenue Service regarding the tax consequences of the merger to Multilink shareholders.

ACCORDINGLY, MULTILINK SHAREHOLDERS ARE URGED TO CONSULT THEIR PERSONAL TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS TO THEIR PARTICULAR CIRCUMSTANCES.

If the merger were not treated as a reorganization, it would be a fully taxable transaction for all Multilink shareholders, and each Multilink shareholder would recognize aggregate capital gain or loss in an amount equal to the difference between (i) the sum of the fair market value of the Vitesse common stock and any cash received pursuant to the merger and (ii) the Multilink shareholder’s tax basis in its shares of Multilink common stock. In that event, the aggregate tax basis of the Vitesse common stock received by a Multilink shareholder in connection with the merger would be equal to the fair market value of such Vitesse common stock, and the holding period of that stock would begin the day after the merger.

The discussion that follows represents the opinion of Allen Matkins as to the material United States federal income tax consequences of the merger if the merger is treated as a reorganization and Vitesse, Multilink and Margaux are parties to that reorganization, as provided in the opinion to be delivered by Allen Matkins at the closing of the merger.

Assuming the merger qualifies as a reorganization, as provided in the tax opinion described above, then the following material United States federal income tax consequences will result from such qualification:

•	None of Vitesse, Margaux or Multilink will recognize any gain or loss solely as a result of the merger;

•	Multilink shareholders will not recognize any gain or loss upon the exchange of their shares for shares of Vitesse common stock pursuant to the merger, except with respect to cash received instead of a fractional share of Vitesse common stock as discussed below;

•	The aggregate tax basis of the shares of Vitesse common stock received by Multilink shareholders in exchange for shares of Multilink common stock pursuant to the merger will be the same as the aggregate tax basis of the shares of Multilink common stock surrendered in the merger, reduced by any tax basis allocable to a fractional share of Multilink common stock for which cash is received;

•	Cash payments received by a Multilink shareholder for a fractional share of Vitesse common stock will be treated as if such fractional share had been issued in connection with the merger and then redeemed by Vitesse, and a Multilink shareholder will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the shareholder’s tax basis in such fractional share. This capital gain or loss will be long-term capital gain or loss to a Multilink shareholder if, as of the date of the merger, the holding period for the fractional share redeemed (which will include the holding period of the Multilink shares surrendered in the merger) is more than one year;

•	The holding period of the shares of Vitesse common stock received in exchange for shares of Multilink common stock will include the holding period of the Multilink common stock exchanged therefor; and

•	Multilink shareholders who receive cash for their Multilink common stock as a result of exercising statutory appraisal rights will be treated as having received a distribution in redemption of their stock, subject to Section 302 of the Internal Revenue Code. Assuming that the requirements of Section 302 are satisfied, such shareholders will have a taxable capital gain (or capital loss), measured by the difference between the cash payment received and their tax basis in the shares as to which the appraisal rights are exercised, assuming that those shares are held as capital assets when the appraisal rights are elected. In general, such shareholders should also be able to reduce that capital gain (or increase that capital loss) by the amount of any expenses they incur in pursuing or prosecuting their appraisal rights. Dissenting shareholders should consult their own tax advisors regarding the application of Section 302.

The preceding is not meant to be a complete discussion or analysis of all potential tax effects relevant to the merger. Thus, Multilink shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

Accounting treatment of the merger

The acquisition will be accounted for using the purchase method of accounting under generally accepted accounting principles. The purchase price will be allocated to the fair value of the tangible and intangible assets and liabilities acquired from Multilink. A portion of the purchase price may be identified as in-process research and development. This amount, if any, will be charged to Vitesse’s operations in the quarter the merger is completed and the acquisition accounting and valuation amounts are finalized. The excess purchase price will be recorded as goodwill.

Any identified intangible assets with definite lives will be amortized to earnings over their estimated useful lives and are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Identified intangible assets with indefinite lives and goodwill will not be amortized to earnings, but instead will be tested for impairment at least annually.

The results of operations and cash flows of Multilink will be included in Vitesse’s financial statements prospectively as of the consummation of the merger.

Regulatory filings and approvals required to complete the merger

Vitesse and Multilink conduct operations in a number of other jurisdictions where regulatory filings, notifications or approvals with applicable commissions and other authorities may be required or advisable in connection with completion of the merger. Vitesse and Multilink are currently reviewing whether filings or approvals may be required or desirable in these other jurisdictions. We recognize that some of these filings may not be completed before the closing, and that some of these approvals, which are not required to be obtained prior to effectiveness of a merger, may also not be obtained before the closing of the merger.

It is possible that governmental entities having jurisdiction over Vitesse and Multilink may seek regulatory concessions as conditions for granting approval of the merger. A regulatory body’s approval may contain terms or impose conditions or restrictions relating or applying to, or requiring changes in or limitations on, the operation or ownership of any asset or business of Vitesse, Multilink or any of their subsidiaries, or Vitesse’s ownership of Multilink, or requiring asset divestitures, which conditional approval could reasonably be expected to result in a substantial detriment to Vitesse, Multilink and their subsidiaries, taken as a whole, after the closing. If such an approval requires these kinds of restrictions, conditions, changes, limitations or divestitures, either Vitesse or Multilink can decline to close under the merger agreement.

California dissenters’ rights

The following is a summary of Sections 1300 through 1313 of the General Corporation Law of California, which sets forth the procedures for Multilink shareholders to dissent from the merger and to demand statutory appraisal rights under the General Corporation Law of California. This summary does not purport to be a complete statement of the provisions of California law relating to the rights of Multilink shareholders to an appraisal of the value of their shares and is qualified in its entirety by reference to Sections 1300 to and including 1313 of the General Corporation Law of California, the full text of which is attached as Annex D. Failure to follow the following procedures exactly could result in the loss of dissenters’ rights.

Under Sections 181 and 1201 of the General Corporation Law of California, the merger constitutes a “reorganization.” Chapter 13 of the General Corporation Law of California provides appraisal rights for shareholders dissenting from reorganizations in certain circumstances. Multilink Class A common stock is listed on The Nasdaq National Market. Multilink Class B common stock is not publicly traded. Multilink Class B shareholders will be entitled to dissent and seek appraisal for their shares of Class B common stock. Multilink Class A shareholders will be entitled to dissent and seek appraisal for their shares of Multilink Class A common stock only if either of the following criteria are satisfied:

•	the Class A common shares for which appraisal rights are sought must possess restrictions on transfer (for example, the shares must be “restricted securities” not registered pursuant to the Securities Act and must not be eligible for unrestricted resale pursuant to Rule 144(k) of the Securities Act);

OR

•	5% or more of the outstanding shares of Multilink Class A common stock (i.e., approximately 255,000 shares of Multilink Class A common stock) must dissent from the proposed merger and demand appraisal.

Even though a shareholder who wishes to exercise dissenters’ rights may be required to take certain actions before the Multilink special meeting, if the merger agreement is later terminated and the merger is abandoned, no Multilink shareholder will have the right to any payment from Multilink by reason of having taken that action. The following discussion is subject to those qualifications.

For a Multilink Class A shareholder to exercise dissenters’ rights as to any shares of Multilink Class A common stock in connection with the merger, the shareholder must vote against the merger and merger agreement and make a written demand to have Multilink purchase the shares at their fair market price. For a Multilink Class B shareholder to exercise dissenters’ rights as to any shares of Multilink Class B common stock in connection with the merger, the shareholder must not vote in favor of the merger and merger agreement and make a written demand to have Multilink purchase the shares at their fair market price.

The written demand must:

1.    be made by the record holder of the shares; thus, a beneficial owner of Multilink stock registered in the record ownership of another person (such as a broker or nominee) should instruct the record holder to follow the procedures for perfecting dissenters’ rights if the beneficial owner wants to dissent with respect to any or all of those shares;

2.    be mailed or otherwise directed to Multilink Technology Corporation, 300 Atrium Drive, Somerset, NJ 08873, Attention: Corporate Secretary;

3.    in the case of Multilink Class A common stock, the demand must be received not later than the date of the special meeting;

4.    in the case of Multilink Class B common stock, the demand must be received within 30 days of the date of mailing of the notice of approval of the merger (described below);

5.    specify the shareholder’s name and mailing address and the number of Multilink shares held of record;

6.    state that the shareholder is demanding purchase of the shares and payment of their fair market value; and

7.    state the price which the shareholder claims to be the relevant (see below) fair market value of the shares (this statement will constitute an offer by the shareholder to sell the shares to Multilink at that price).

In addition, within 30 days after notice of the approval of the merger is mailed to shareholders, the shareholder must also submit to Multilink, for endorsement as dissenting shares, the stock certificates representing the Multilink shares as to which the shareholder is exercising dissenters’ rights.

Simply failing to vote for, or voting against, the proposed merger will not be sufficient to constitute the demand described above.

Multilink shares held by shareholders who have perfected their dissenters’ rights in accordance with Chapter 13 of the General Corporation Law of California and have not withdrawn their demands or otherwise lost their rights are referred to in this summary as “dissenting shares.”

Within ten days after approval of the merger by Multilink shareholders, Multilink must mail a notice of the approval to each appropriately dissenting Class A shareholder, and each Class B shareholder who has not voted in favor of the merger. This notice must state the price determined by Multilink to represent the relevant fair market value of the dissenting shares. Chapter 13 of the General Corporation Law of California states that the fair market value, for this purpose, is determined “as of the day before the first announcement” of the terms of the proposed merger. The statute does not explain whether, in the case of shares such as Multilink Class A common stock that are publicly traded, “day” means trading day or calendar day. The terms of the merger were first announced when the merger agreement was signed, which was shortly after the close of the trading day for Multilink Class A common stock on The Nasdaq National Market on June 9, 2003. Multilink believes (and in any litigation would assert) that, given the clear rationale for the statutory rule, the better interpretation of the statute should be that the fair market value of its Class A common stock and Class B common stock for purposes of Chapter 13 of the General Corporation Law of California should be determined as of June 9, 2003.

Multilink’s notice must also include a brief description of the procedures to be followed by those holders in order to pursue their dissenters’ rights and a copy of Sections 1300 through 1304 of Chapter 13 of the General Corporation Law of California. A statement of price by Multilink will constitute an offer by Multilink to purchase the dissenting shares at the stated amount if the merger closes.

Irrespective of the percentage of Multilink shares with respect to which demands for appraisal have been properly filed, Multilink must mail the notice referred to above to any shareholder who has filed a demand with respect to Multilink shares that are subject to transfer restrictions imposed by Multilink. Multilink is not aware of any transfer restrictions on its shares, except for those restrictions which apply to some of the Class A common shares held by shareholders who are deemed to be affiliates of Multilink as that term is defined in Rule 144 adopted by the SEC under the Securities Act. Any shareholders who believe there is another type of restriction on their shares should consult with their own advisor as to the nature of the restriction and its relationship to the availability of dissenters’ rights in connection with the merger.

If Multilink and a dissenting shareholder agree that the shares are dissenting shares and agree on the purchase price of the shares, the dissenting shareholder is entitled to receive the agreed-upon price with interest at the legal rate on judgments from the date of that agreement. Payment for the dissenting shares must be made within 30 days after the later of the date of that agreement or the date on which all statutory and contractual conditions to the merger are satisfied. Payments are also conditioned on the surrender to Multilink of the certificates representing the dissenting shares.

If Multilink denies that shares are dissenting shares or the shareholder fails to agree with Multilink as to the fair market value of the shares, then, within the time period provided by Section 1304(a) of Chapter 13 of the General Corporation Law of California, any shareholder who has made a valid written demand and has not voted in favor of approval of the merger may file a complaint in the superior court in the proper California county requesting a determination as to whether the shares are dissenting shares or as to the fair market value of the holder’s shares, or both, or may intervene in any pending action brought by any other Multilink shareholder.

On the trial of the action, the court determines the issues. If the status of the shares as dissenting shares is in issue, the court first resolves that issue. If the fair market value of the dissenting shares is in issue, the court determines, or appoints one or more impartial appraisers to determine, the fair market value of the shares.

If the court appoints an appraiser or appraisers, they proceed to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of the appraisers, make and file a report in the office of the clerk of the court. Thereafter, on the motion of any party, the report is submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

If the single appraiser or a majority of the appraisers fails to make and file a report within 10 days after the date of their appointment or within such further time as the court allows, or if the court does not confirm the report, the court determines the fair market value of the dissenting shares. Subject to Section 1306 of Chapter 13 of the General Corporation Law of California, judgment is rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares that any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest at the legal rate from the date on which the judgment is entered.

The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, is assessed or apportioned as the court considers equitable. However, if the price determined by the court is more than 125 percent of the price offered by the corporation, the corporation pays the costs (including, in the discretion of the court, attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date the shareholder made the demand and submitted shares for endorsement).

Except as expressly limited by Chapter 13, holders of dissenting shares continue to have all the rights and privileges incident to their shares until the fair market value of their shares is agreed upon or determined.

A holder of dissenting shares may not withdraw a demand for payment unless Multilink consents to the withdrawal. Dissenting shares lose their status as dissenting shares, and dissenting shareholders cease to be entitled to require Multilink to purchase their shares, if:

•	the merger is abandoned;

•	the shares are transferred before their submission to Multilink for the required endorsement;

•	the dissenting shareholder and Multilink do not agree on the status of the shares as dissenting shares or do not agree on the purchase price, but neither Multilink nor the shareholder files a complaint or intervenes in a pending action within six months after Multilink mails a notice that its shareholders have approved the merger; or

•	with Multilink’s consent, the holder delivers to Multilink a written withdrawal of such holder’s demand for purchase of the shares.

To the extent that the provisions of Chapter 5 of the General Corporation Law of California prevent the payment to any holders of dissenting shares of the fair market value of the dissenting shares, the dissenting shareholders will become creditors of Multilink for the amount that they otherwise would have received in the repurchase of their dissenting shares, plus interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, with the debt to be payable when permissible under the provisions of Chapter 5 of the General Corporation Law of California.

For federal income tax purposes, Multilink shareholders who receive cash for their shares of Multilink stock after exercising dissenters’ rights will recognize taxable gain or loss. See “Material United States Federal Income Tax Consequences of the Merger.”

Listing on Nasdaq of Vitesse common stock to be issued in the merger

Vitesse has agreed to cause the shares of common stock to be issued in the merger to be listed for trading on The Nasdaq National Market.

Delisting and deregistration of Multilink common stock after the merger

If the merger is completed, Multilink’s Class A common stock will be delisted from The Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

THE MERGER AGREEMENT

General

The merger agreement contemplates the merger of Margaux Acquisition Corporation, a subsidiary of Vitesse, with and into Multilink, with Multilink surviving the merger as a wholly-owned subsidiary of Vitesse. The merger will become effective at the effective time in accordance with the articles of merger to be filed with the Secretary of State of the State of California. We anticipate that we will make these filings as soon as practicable after the last of the conditions precedent to the merger, as set forth in the merger agreement, has been satisfied or waived. The merger agreement obligates Vitesse to have the shares of Vitesse common stock to be issued in connection with the merger listed for trading on The Nasdaq National Market. The following description of the merger agreement may not contain all the information about it that is important to you. We thus encourage you to refer to the merger agreement itself, which we attach as Annex A and incorporate by reference.

Merger Consideration

At the effective time of the merger, each issued and outstanding share of Multilink Class A and Class B common stock will be converted into the right to receive 0.5493 shares of Vitesse common stock. Any share of Multilink Class A or Class B common stock held by Multilink as treasury shares will be canceled and retired. Cash will be paid in lieu of any fractional shares of Vitesse common stock that would otherwise be issuable.

Exchange of Shares

Subject to the terms and conditions of the merger agreement, Vitesse will deposit with an exchange agent designated by Vitesse and reasonably acceptable to Multilink certificates representing the shares of Vitesse common stock issuable upon conversion of the outstanding shares of Multilink common stock and will deposit cash in an amount required to be paid for fractional shares of Vitesse common stock and dividends and other distributions on the shares of Vitesse common stock. As promptly as practicable after the effective time of the merger, Vitesse will send, or will cause the exchange agent to send, to each holder of Multilink common stock a letter of transmittal and instructions. Thereafter, holders of shares of Multilink common stock may surrender their certificates to the exchange agent, together with a duly executed letter of transmittal. In exchange for the share certificates, holders will receive Vitesse common stock certificates representing the number of shares as described under “—Merger Consideration.” Holders of unexchanged shares of Multilink common stock will not be entitled to receive any dividends or other distributions payable by Vitesse with respect to those shares of Vitesse common stock until the applicable Multilink certificate is surrendered. Upon surrender and subject to applicable laws, however, those holders will receive accumulated dividends and distributions, without interest, together with cash in lieu of fractional shares.

Vitesse will not issue fractional shares of common stock in the merger. For each fractional share that would otherwise be issued, the exchange agent will pay the holder an amount equal to the fractional part of a share of Vitesse common stock multiplied by the average closing Vitesse stock price on the five trading days immediately preceding the effective time of the merger.

Stock Options and Warrants

At the effective time of the merger, each outstanding option and warrant to purchase Multilink common stock, regardless of the extent vested and exercisable, shall be assumed by Vitesse and become an option or warrant, as applicable, to acquire, on the same terms and conditions as were applicable under the Multilink stock option or warrant, the same number of shares of Vitesse common stock as the holder of the Multilink option or warrant would have been entitled to receive pursuant to the merger agreement, had the holder exercised the Multilink option or warrant in full immediately prior to the effective time of the merger, rounded down to the nearest whole number. The price per share shall be rounded up to the nearest whole cent and shall equal:

•	the aggregate exercise price for the Multilink common stock otherwise purchasable pursuant to the Multilink option or warrant, divided by

•	the aggregate number of shares of Vitesse common stock deemed purchasable pursuant to the Multilink option or warrant in accordance with the foregoing.

Vitesse has agreed to take all action necessary to implement the above, including the reservation, issuance and listing of a sufficient number of shares of Vitesse common stock for delivery upon exercise of these assumed options and warrants. Vitesse shall cause the Vitesse common stock issuable upon exercise of these options and warrants to be covered by a registration statement and maintain its effectiveness for so long as the options and warrants remain outstanding.

Restricted stock

Each share of Multilink Class A common stock which is unvested and has been issued pursuant to any Multilink stock option plan shall, upon the closing of the merger, be converted into the right to receive the number of unvested shares of Vitesse common stock determined pursuant to the same exchange ratio applicable to all outstanding shares of Multilink common stock. Such unvested shares of Vitesse common stock shall be subject to the same terms and conditions as were applicable to the unvested shares of Multilink Class A common stock under each corresponding Multilink stock option plan and the terms of the stock issuance agreements governing such unvested Multilink shares.

Vitesse has agreed that unvested shares of Multilink Class A common stock held by employees of Multilink who are terminated without cause after the date of the merger agreement and prior to the closing of the merger will become fully vested immediately upon the employee’s termination.

Representations and Warranties

The merger agreement contains a number of representations and warranties of Vitesse and Multilink as to, among other things, due incorporation and valid existence, corporate authority and required shareholder approvals to enter into the contemplated transactions, required consents and filings with government entities, absence of conflicts with organizational documents and material agreements, capitalization, ownership of subsidiaries, reports filed with the SEC, financial statements, information supplied for use in this document, material contracts, material changes or events, undisclosed liabilities, compliance with laws, litigation, finder’s fees, opinion of financial advisor, tax matters, employee benefit plans, environmental matters and intellectual property.

Many of these representations and warranties are qualified by the absence of a material adverse effect, which, for purposes of the merger agreement, means with respect to Vitesse or Multilink, as the case may be, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such party and its subsidiaries, taken as a whole, other than a change in the market price or trading volume of either party’s stock, adverse changes or conditions affecting the telecommunications equipment industry or general economic conditions, changes in laws, rules, regulations or accounting requirements or principles or any adverse change or effect, including any litigation, loss of employees, cancellation of or delay in customer orders, reductions in revenues or income or disruption of business relationships, arising from or attributable to the announcement or pendency of the merger, compliance with the terms or the taking of any action, or omitting to take any action, pursuant to, as required by or in accordance with the merger agreement or the taking of any action by Multilink after obtaining the written consent or approval of Vitesse in accordance with the merger agreement.

The representations and warranties in the merger agreement do not survive the effective time of the merger.

Principal Covenants

Interim Operations of Multilink.    Multilink has undertaken a covenant that places restrictions on it and its subsidiaries until either the effective time or termination of the merger agreement. In general, Multilink and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and to preserve intact their present business organizations and relationships with third parties.

Multilink has also agreed to some specific restrictions that are subject to exceptions described in the merger agreement. These restrictions include prohibitions against:

•	amending its organizational documents;

•	entering into certain significant transactions, such as a merger, consolidation or material acquisition or disposition;

•	taking any action that would make any representation and warranty inaccurate in any respect;

•	changes to the vesting and exercisability provisions of equity compensation arrangements;

•	repurchase or redemption of outstanding Multilink common stock;

•	incurrence of material indebtedness;

•	settlement of material disputes or claims;

•	material increase in compensation or severance benefits for employees; and

•	certain other matters.

Vitesse and Multilink have agreed to cooperate with each other and take actions and do all things necessary or advisable under the merger agreement and applicable laws to complete the merger and the other transactions contemplated by the merger agreement.

No Solicitation by Multilink.    Multilink has agreed that it and its subsidiaries and their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors will not take action to solicit or encourage an offer for an alternative acquisition transaction involving Multilink of a nature defined in the merger agreement.

Restricted actions include engaging in any discussions or negotiations with any potential bidder, disclosing any nonpublic information relating to Multilink or any of its subsidiaries or affording access to their properties, books or records to any potential bidder, granting any waiver or release under any standstill or similar agreement with respect to any class of Multilink’s equity securities, or entering into any agreement with respect to any acquisition proposal, other than in the manner contemplated below.

Notwithstanding the foregoing, the restricted actions described in the previous paragraph are permitted in response to an unsolicited bona fide offer so long as, before doing so: (1) the Multilink board of directors determines in good faith by a majority vote, after consulting with its financial advisor and taking into account all the terms and conditions of the offer, that the offer is a superior proposal, which is defined in the merger agreement to mean any bona fide, written acquisition proposal for over 51% of the outstanding Multilink common shares or a sale of Multilink assets representing over 51% of the value of the business on terms that are more favorable and provide greater value to Multilink’s shareholders than the merger; (2) Multilink has otherwise complied with the “no solicitation” restrictions discussed above, as well as with the notice requirement specified below; and (3) Multilink’s board of directors determines in good faith by a majority vote after consultation with its outside legal counsel, that it must take the action in order to comply with its fiduciary duties under applicable law. In addition, before providing non-public information, Multilink must receive from the person making the offer an executed confidentiality agreement on terms no less favorable to Multilink that those in the existing confidentiality agreement between Vitesse and Multilink. In addition, Multilink may not enter into any agreement with respect to any third party offer without first complying with the further restrictions discussed below.

Multilink must keep Vitesse informed of the identity of any potential bidder and the terms and status of any offer.

Multilink Board’s Covenant to Recommend.    The Multilink board of directors has agreed to recommend the approval and adoption of the merger agreement to Multilink’s shareholders. The board, however, can withdraw, or modify in a manner adverse to Vitesse, its recommendation if: (1) Multilink has otherwise complied with the no solicitation restrictions discussed above under “—No Solicitation by Multilink”; (2) a superior proposal is pending at the time; (3) the board determines in good faith by a majority vote, after consultation with its outside legal counsel, that it must take the action to comply with its fiduciary duties to its shareholders; and (4) it delivers prior written notice to Vitesse that it intends to take this action.

Vitesse may terminate the merger agreement if Multilink’s board of directors fails to make or withdraws its recommendation of merger with Vitesse or if it fails to call the meeting of its shareholders. The circumstances in which the merger agreement may be terminated are described more fully below under the heading “Termination.”

Indemnification and Insurance.    These provisions of the merger agreement are discussed above under the heading “Interests of Directors, Executive Officers and Shareholders of Multilink in the Merger—Indemnification, Directors’ and Officers’ Insurance”.

Benefits Continuation.    Vitesse has agreed that it will provide, for employees of Multilink and its subsidiaries, benefits under employee benefits plans that are, in the aggregate, substantially similar to those provided by Vitesse to its employees.

Certain Other Covenants.    The merger agreement contains additional mutual covenants, including cooperation regarding filings with governmental and other agencies and organizations and obtaining any governmental or third-party consents or approvals, public announcements, further assurances, access to information, mutual notification of particular events, confidential treatment of non-public information and actions to be taken so as not to jeopardize the intended tax or accounting treatment of the merger.

Principal Conditions to Completion of the Merger

Mutual Closing Conditions.    Each party’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•	approval by holders of a majority of the Class A and Class B common stock of Multilink, each voting as a separate class;

•	absence of legal prohibitions or restrictions on completion of the merger;

•	performance of all actions required by any governmental body to complete the merger;

•	absence of any governmental action challenging the merger;

•	Vitesse’s registration statement on Form S-4, which includes this proxy statement/prospectus, being effective and not subject to any SEC stop order;

•	accuracy as of the effective time of the representations and warranties made by the other party to the extent specified in the merger agreement; and

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to closing.

Additional Closing Conditions for Vitesse’s Benefit.    The obligation of Vitesse and Margaux Acquisition Corporation to complete the merger is subject to the satisfaction of the following additional conditions:

•	consent to the merger by at least 82% of the holders of Multilink’s Class B common stock; and

•	receipt by Vitesse of a certificate providing that Multilink is not a United States real property holding corporation.

Additional Closing Conditions for Multilink’s Benefit.    The obligation of Multilink to complete the merger is subject to the satisfaction of the following additional condition:

•	receipt by Multilink of an opinion by its counsel that the merger will qualify as a reorganization for U.S. federal income tax purposes.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the matters presented in connection with the merger by the Multilink shareholders, in any of the following ways:

(a)    by mutual written consent of Vitesse and Multilink,

(b)    by either Vitesse or Multilink if:

•	the merger has not been completed by October 31, 2003, provided that neither Vitesse nor Multilink can terminate the merger agreement under this clause if its breach of any obligation under the merger agreement has resulted in the failure of the merger to occur on or before that date;

•	Multilink shareholders fail to give the necessary approval at a duly-held shareholders’ meeting;

•	there is a permanent legal prohibition to completing the merger; or

•	a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the other party set forth in the merger agreement has occurred that would cause the inaccuracy as of the effective time of the representations and warranties made by the other party to the extent specified in the merger agreement or the failure in the performance in all material respects by the other party of the obligations required to be performed by it at or prior to closing, and the incapacity to correct the inaccuracy or remedy the failure by October 31, 2003;

(c)    by Vitesse, if (1) Multilink’s board of directors has failed to recommend, or has withdrawn or modified in a manner adverse to Vitesse, its approval or recommendation of, the merger, or (2) Multilink has willfully and materially breached the covenants described under “—Principal Covenants—No Solicitation by Multilink” and “—Principal Covenants—Multilink Board’s Covenant to Recommend;”

(d)    by Multilink, if (1) Vitesse has willfully and materially breached its covenant to use all reasonable efforts to have the registration statement for the common stock to be issued in the merger declared effective, or (2) if Multilink receives a superior proposal as described under “—Principal Covenants—No Solicitation by Multilink.”

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless the party is in willful breach thereof. However, the provisions of the merger agreement relating to expenses and termination fees, as well as the confidentiality agreement entered into between Vitesse and Multilink, will continue in effect notwithstanding termination of the merger agreement.

Termination Fees Payable by Multilink

Multilink has agreed to pay Vitesse $1.0 million in cash and reimburse all of Vitesse’s reasonable expenses related to the agreement and the transactions contemplated thereby in any of the following termination circumstances:

•	if either Vitesse or Multilink terminates the merger agreement as described in paragraphs (c)(1) or (d)(2) under “—Termination” above and at the time of such termination a third party has proposed a transaction to acquire at least 30% of Multilink equity interests or assets (an “alternative proposal”); or

•	if either Vitesse or Multilink terminates the merger agreement in circumstances where Multilink’s shareholders do not vote in favor of the merger and a third party has publicly announced an alternative proposal.

Other Expenses

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, other than termination fees payable upon termination under “—Termination Fees Payable by Multilink”, will be paid by the party incurring the expenses, whether or not the merger is consummated, except that Vitesse and Multilink have agreed to share equally expenses (other than attorney’s and accountant’s fees) incurred in the printing and filing of this proxy statement/prospectus and the registration statement of which it is part, including amendments or supplements.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived prior to closing if the amendment or waiver is in writing and signed, in the case of an amendment, by Multilink, Vitesse and the Margaux Acquisition Corporation or, in the case of a waiver, by the party against whom the waiver is to be effective. After approval of the merger agreement by Multilink shareholders, no amendment or waiver that by law requires further approval by shareholders may be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Voting Agreements

General.    As an inducement to Vitesse to enter into the merger agreement, Richard N. Nottenburg, certain entities affiliated with Brentwood Venture Capital and Redpoint Ventures, and Northrop Grumman Space & Mission Systems Corporation entered into voting agreements with Vitesse dated as of June 9, 2003. As of the record date for the Special Meeting, these shareholders, in the aggregate, owned or controlled the right to vote approximately 43.0% of the outstanding Multilink Class A common stock and 78.9% of the outstanding Multilink Class B common stock. The following summary of the voting agreements is qualified by reference to the complete text of the agreements, which are incorporated by reference and attached as Annex B to this proxy statement/prospectus. You are encouraged to read the voting agreements.

Voting and Proxies.    Pursuant to the voting agreements, the shareholders have agreed, among other things, to vote all shares of Multilink common stock owned or subsequently acquired by them to approve and adopt the merger agreement and each other action or agreement related to the merger agreement. The shareholders have revoked any and all previous proxies, and granted an irrevocable proxy appointing Vitesse as their attorney-in-fact and proxy, with full power to vote their shares. The proxy granted to Vitesse by the shareholders will be revoked only upon termination of the voting agreements.

Other Provisions.    The voting agreements provide that the shareholders will not, among other things, without the prior written consent of Vitesse, directly or indirectly,

•	grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of their shares of Multilink common stock;

•	acquire, sell, transfer or otherwise dispose of any of their Multilink shares prior to termination of the voting agreements; or

•	convert any of their Multilink Class B common stock into Multilink Class A common stock.

In addition, the shareholders, other than Northrop Grumman, agreed not act in any manner contrary to the obligations of Multilink under the merger agreement described under the heading, “The Merger Agreement—Principal Covenants—No Solicitation by Multilink.”

The voting agreements terminate upon termination of the merger agreement.

OWNERSHIP OF SECURITIES

The following table sets forth certain information known to Multilink with respect to the beneficial ownership of Multilink common stock as of July 15, 2003, the Record Date for the Special Meeting, by (i) all persons known to Multilink to beneficially own five percent (5%) or more of either class of Multilink common stock, (ii) each director of Multilink, (iii) the executive officers of Multilink required to be listed pursuant to SEC rules and regulations, and (iv) all current directors and executive officers as a group.

	Shares and Percentage of Class Beneficially Owned(1)				Percentage of Total Voting Power(2)
Name	Class A Common Stock	Percent of Class	Class B Common Stock	Percent of Class
Directors and Executive Officers
Richard N. Nottenburg(3)(4)	540,000	9.3%	1,582,000	60.8%	51.4%
John U. Soenksen(5)	20,600	*	—	—	*
Jens Albers(3)(6)	426,808	7.5%	848,000	32.6%	1.3%
Eric M. Pillmore(7)	—	—	—	—	—
Richard W. Mannherz(8)	3,140	*	—	—	*
G. Bradford Jones(9)	2,313,920	41.9%	—	—	7.3%
John Walecka(10)	2,318,920	42.0%	—	—	7.4%
Stephen R. Forrest(11)	35,000	*	—	—	*
Edward J. Zander(12)	37,083	*	—	—	*
James M. Schneider(13)	23,499	*	—	—	*
All Directors and Executive Officers as a Group (10 persons)(14)	3,405,050	51.8%	1,582,000	60.8%	59.0%

5% Shareholders
Entities associated with Brentwood Venture Capital(15)	2,113,920	39.1%	—	—	6.7%
Matthias Bussmann(16)	103,000	2.0%	448,000	17.2%	14.7%
International Business Machines Corporation(17)	418,665	8.1%	—	—	1.3%
Northrop Grumman Space & Mission Systems Corp.(18)	125,000	2.4%	570,000	21.9%	18.7%
Entities associated with MeriTech Capital Partners(19)	375,000	7.3%	—	—	1.2%
Entities associated with Van Wagoner Capital Management, Inc.(20)	259,650	5.0%	—	—	*

*	Represents less than one percent.
(1)	The percentage of shares beneficially owned is based on 5,274,000 shares of Class A common stock and 2,600,000 shares of Class B common stock outstanding as of July 15, 2003. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days after July 15, 2003 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, such persons have sole voting and investment power with respect to all shares of Multilink common stock shown as beneficially owned by them.
(2)	Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. Each share of Class B common stock is convertible at the option of the holder into one share of Multilink Class A common stock and will, in general, automatically convert into one share of Multilink Class A common stock upon sale or other transfer to any person or entity other than a person or entity that owns or controls an entity that owns Multilink Class B common stock.
(3)	The address for Dr. Nottenburg and Dr. Albers is 300 Atrium Drive, 2nd Floor, Somerset, New Jersey 08873. Dr. Albers resigned from Multilink in December 2002.

(4)	Includes (i) 535,000 shares of Multilink Class A common stock subject to an option exercisable within 60 days of July 15, 2003, (ii) 848,000 shares of Multilink Class B common stock owned by Dr. Albers over which Dr. Nottenburg has sole voting power pursuant to a voting trust agreement between Dr. Nottenburg and Dr. Albers and in which Dr. Nottenburg disclaims beneficial interest, and (iii) a total of 100,000 shares of Multilink Class B common stock held in trust for Dr. Nottenburg’s two children and in which Dr. Nottenburg disclaims beneficial interest.
(5)	Includes (i) 11,600 shares of Multilink Class A common stock held by Mr. Soenksen and (ii) 9,000 shares of Multilink Class A common stock subject to an option exercisable within 60 days of July 15, 2003.
(6)	Includes 426,808 shares of Multilink Class A common stock subject to an option exercisable within 60 days of July 15, 2003. Dr. Nottenburg has sole voting power over Dr. Albers’ shares of Multilink Class B common stock pursuant to a voting trust agreement between Dr. Nottenburg and Dr. Albers. Dr. Nottenburg disclaims beneficial interest in such shares.
(7)	Mr Pillmore resigned from Multilink in August 2002.
(8)	Includes 2,500 shares of Multilink Class A common stock subject to an option exercisable within 60 days of July 15, 2003. Mr. Mannherz resigned from Multilink in May 2003.
(9)	Mr. Jones is a general partner of entities affiliated with Brentwood Venture Capital and entities affiliated with Redpoint Ventures. The shares listed include (i) 1,870,000 shares of Multilink Class A common stock held by entities affiliated with Brentwood Venture Capital, (ii) 243,920 shares of Multilink Class A common stock issuable to entities affiliated with Brentwood Venture Capital pursuant to currently exercisable warrants, and (iii) 200,000 shares of Multilink Class A common stock held by entities affiliated with Redpoint Ventures. Mr. Jones disclaims beneficial interest in the shares held by these entities, except to the extent of his pecuniary interest in these entities. The address for Mr. Jones is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.
(10)	Mr. Walecka is a general partner of entities affiliated with Brentwood Venture Capital and entities affiliated with Redpoint Ventures. The shares listed include (i) 1,870,000 shares of Multilink Class A common stock held by entities affiliated with Brentwood Venture Capital, (ii) 243,920 shares of Multilink Class A common stock issuable to entities affiliated with Brentwood Venture Capital pursuant to currently exercisable warrants, and (iii) 200,000 shares of Multilink Class A common stock held by entities affiliated with Redpoint Ventures. Mr. Walecka disclaims beneficial interest in the shares held by these entities, except to the extent of his pecuniary interest in these entities. The address for Mr. Walecka is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.
(11)	Consists of 35,000 shares of Multilink Class A common stock subject to an option exercisable within 60 days of July 15, 2003.
(12)	Includes (i) 5,833 shares of Multilink Class A common stock held by Mr. Zander and (ii) 31,250 shares of Multilink Class A common stock subject to an option exercisable within 60 days of July 15, 2003.
(13)	Includes (i) 11,000 shares of Multilink Class A common stock held by Mr. Schneider and (ii) 12,499 shares of Multilink Class A common stock subject to an option exercisable within 60 days of July 15, 2003.
(14)	Includes 1,052,057 shares of Multilink Class A common stock subject to an option exercisable within 60 days of July 15, 2003 and 243,920 shares of Multilink Class A common stock issuable pursuant to currently exercisable warrants.
(15)	Includes 2,050,500 shares of Multilink Class A common stock held by or issuable pursuant to currently exercisable warrants to Brentwood Associates IX, L.P. and 63,420 shares of Multilink Class A common stock held by or issuable pursuant to currently exercisable warrants to Brentwood Affiliates Fund III, L.P. The address for Brentwood Venture Capital is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.
(16)	The address for Dr. Bussmann is 5042 Wilshire Blvd. #524, Los Angeles, CA 90036.
(17)	The address for International Business Machines Corporation is New Orchard Road, Armonk, New York 10504.
(18)	The address for Northrop Grumman Space & Mission Systems Corp. is 1840 Century Park East, Los Angeles, California 90067.
(19)	Consists of 369,000 shares of Multilink Class A common stock held by MeriTech Capital Partners L.P. and 6,000 shares of Multilink Class A common stock held by MeriTech Capital Affiliates, L.P. The address for MeriTech Capital Partners is 285 Hamilton Avenue, Suite 200, Palo Alto, California 94301.
(20)	Consists of 51,150 shares of Multilink Class A common stock held by Van Wagoner Capital Management, Inc. and 208,500 shares of Multilink Class A common stock held by Van Wagoner Funds, Inc. The address for Van Wagoner Capital Management is 435 Pacific Avenue, Suite 400, San Francisco, California 94133.

COMPARISON OF RIGHTS OF HOLDERS OF

MULTILINK COMMON STOCK AND VITESSE COMMON STOCK

Multilink is incorporated under the laws of the State of California and Vitesse is incorporated under the laws of the State of Delaware. The rights of Multilink shareholders are governed by the General Corporation Law of California, Multilink’s amended and restated articles of incorporation, as amended, and Multilink’s amended and restated bylaws. The rights of Multilink’s shareholders who receive Vitesse shares as a result of the merger, will be governed by the Delaware General Corporation Law, Vitesse’s amended and restated certificate of incorporation, and Vitesse’s bylaws. The following discussion summarizes certain material differences between the rights of holders of Multilink common stock and Vitesse common stock resulting from the differences in their governing documents and California and Delaware law.

The following summary is not a complete summary and is qualified in its entirety by reference to governing corporate documents of Vitesse and Multilink and applicable law. See “Where You Can Find Additional Information” on page 110.

Capitalization

Multilink

The total authorized shares of capital stock of Multilink consist of (1) 200,000,000 shares of Class A common stock, $.0001 par value, (2) 100,000,000 shares of Class B common stock, $.0001 par value; and (3) 10,000,000 shares of preferred stock, $.0001 par value.

The shares of Multilink Class B common stock are substantially identical to the shares of Multilink Class A common stock, except that the holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to ten votes per share on all matters submitted to shareholder vote. Holders of shares of Class A common stock and holders of shares of Class B common stock vote together as a single class on all matters submitted to a shareholder vote, except (1) as otherwise required by law or (2) with respect to a proposed issuance of additional shares of Class B common stock, which issuance requires the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting separately as a class. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock and will, in general, automatically convert into one share of Class A common stock upon sale or other transfer to any person or entity other than a person or entity that owns or controls an entity that owns Class B common stock.

Multilink’s amended and restated articles of incorporation, as amended, provide that shares of Multilink’s preferred stock may be issued from time to time in one or more series, and authorize the board of directors to determine the powers, preferences and rights, and the qualifications, limitations or restrictions, of the preferred stock. Multilink’s amended and restated articles of incorporation, as amended, authorize the board of directors to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of such series then outstanding.

Vitesse

The total authorized shares of capital stock of Vitesse consist of (1) 500,000,000 shares of common stock, $0.01 par value, and (2) 10,000,000 shares of preferred stock, $0.01 par value.

Vitesse’s amended and restated certificate of incorporation provides that shares of Vitesse preferred stock may be issued from time to time, in one or more series. Vitesse’s amended and restated certificate of incorporation further provides that shares of Vitesse preferred stock, and each series thereof, will have the designations, powers, preferences and rights and the qualifications, limitations and restrictions set forth in the resolutions of the board of directors. The Vitesse board of directors is authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of such series, but not above the total number of authorized shares of preferred stock and not below the number of shares of such series then outstanding.

Vitesse currently has designated 500,000 shares of Series A participating cumulative preferred stock, none of which is outstanding as of the date of this proxy statement/prospectus. The Vitesse Series A participating cumulative preferred stock is issuable in connection with the Vitesse rights plan, discussed below. Holders of Vitesse Series A participating cumulative preferred stock will be entitled to quarterly cash dividends when, as and if declared by the Vitesse board of directors out of legally available funds, subject to any superior rights of other holders of preferred stock, upon declaration of cash dividends on Vitesse common stock. If no dividend is declared on the Vitesse common stock in a given quarter, a dividend of $1.00 per outstanding share of Series A participating cumulative preferred stock shall be declared. Unpaid dividends will accrue. Each outstanding share of Vitesse Series A participating cumulative preferred stock will have 1,000 votes per share on all matters submitted to a vote of Vitesse stockholders, voting as a single class with the Vitesse common stock, except as otherwise provided by law. Upon any liquidation, dissolution or winding up of Vitesse, holders of Vitesse Series A participating cumulative preferred stock will be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of Vitesse common stock plus an amount equal to any accrued and unpaid dividends on the shares of Vitesse Series A participating cumulative preferred stock. In any consolidation, merger, combination or other transaction involving an exchange of Vitesse common stock, the shares of Series A participating cumulative preferred stock will be similarly exchanged or changed in an amount per share equal to 1,000 times the aggregate amount of consideration into which or for which each share of Vitesse common stock is changed or exchanged. The Vitesse Series A participating cumulative preferred stock is not redeemable and will rank junior to all other series of Vitesse preferred stock unless the terms of any other series provides otherwise.

Number, election, vacancy and removal of directors

Multilink

Multilink’s amended and restated bylaws provide that the authorized number of directors cannot be less than four or more than seven, as determined by the board from time to time. Multilink currently has six directors. All directors are elected at each annual meeting of shareholders to serve until the next annual meeting and until their successors have been elected and qualified. An amendment to Multilink’s amended and restated bylaws that would reduce the minimum number of directors to less than five cannot be adopted if the votes cast against its adoption at a shareholders’ meeting or the shares not consenting to an action by written consent are equal to or more than 16 2/3 percent of the outstanding shares entitled to vote.

Multilink’s amended and restated bylaws provide for cumulative voting for the election of directors only if Multilink is not a listed corporation (as such term is defined in Section 301.5(d) of the General Corporation Law of California). Under cumulative voting, if any shareholder has given timely notice of an intention to cumulate votes for the election of directors, such shareholder and any other shareholder of the corporation would be entitled to cumulate his or her votes at such election. Cumulative voting provides that each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. Since Multilink is a listed corporation, its shareholders are not entitled to cumulate their votes for candidates in an election of directors.

Multilink’s amended and restated bylaws provide that except for a vacancy created by the removal of a director, vacancies on the board may be filled by unanimous written consent of the directors then in office, by the affirmative vote of a majority of the remaining directors at a properly noticed meeting, whether or not less than a quorum, or by a sole remaining director. Multilink’s amended and restated bylaws further provide that vacancies occurring in the board by reason of the removal of directors may be filled only by approval of the shareholders. Any election by written consent of the shareholders to fill a vacancy created by removal requires the consent of all the outstanding shares entitled to vote.

Vitesse

Vitesse’s amended and restated certificate of incorporation, provides that the number of directors is to be designated in the bylaws of Vitesse. Vitesse’s bylaws provide that the board of directors will consist of five members, but may be changed by a duly adopted amendment to Vitesse’s bylaws or amended and restated certificate of incorporation. Delaware law permits a board of directors, acting alone, to change the authorized number of directors in the manner provided in the bylaws, unless the number of directors is fixed in the certificate of incorporation (in which case a change in the number of directors may be made only by amendment to the certificate of incorporation following approval of such change by stockholders). Vitesse’s bylaws provide that all directors will be elected at each annual meeting of stockholders to serve until the next annual meeting and until their successors have been elected and qualified. Vitesse’s amended and restated certificate of incorporation and bylaws provide for cumulative voting for the election of directors.

Vitesse’s bylaws provide that vacancies in the board of directors may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director; provided, however, that a vacancy created by the removal of a director by the stockholders for cause, may be filled by a majority of directors then in office or by the stockholders. The Delaware General Corporation Law provides that if, at the time of filling any vacancy, the directors then in office constitute less than a majority of the board (as constituted immediately prior to any increase), the Delaware Court of Chancery may, upon application of any holder or holders of at least ten percent of the total number of the outstanding stock having the right to vote for directors, summarily order a special election to be held to fill the vacancy or to replace directors chosen by the board to fill the vacancies.

Vitesse’s bylaws provide that any director may be removed from office, with or without cause, by a majority of the shares entitled to vote at an election of directors, provided that, so long as stockholders are entitled to cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors.

Amendments to charter documents and bylaws

Multilink

Under California law, a proposed amendment to a corporation’s articles of incorporation generally requires approval by the affirmative vote of a majority of the outstanding shares entitled to vote.

Multilink’s amended and restated bylaws provide that they may be amended or repealed or new bylaws may be adopted by the affirmative vote of shareholders holding a majority of the outstanding shares entitled to vote or by the board of directors; provided, however, that, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board, or vice versa, may only be adopted by the affirmative vote of a majority of the outstanding shares entitled to vote.

Vitesse

The Delaware General Corporation Law provides that approval of a majority of the outstanding stock entitled to vote thereon is required to amend a certificate of incorporation.

Vitesse’s bylaws may be amended or repealed or new bylaws may be adopted by the stockholders entitled to vote and Vitesse’s amended and restated certificate of incorporation authorizes the board of directors to adopt, alter, amend or repeal Vitesse’s bylaws.

Action by written consent

Multilink

Multilink’s amended and restated bylaws provide that any action which may be taken at a meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action to be taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; provided, however, that directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

Vitesse

Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, any action which may be taken at a meeting of stockholders may be taken without a meeting and without prior notice if written consents for the action so taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all stock entitled to vote were present and voted. However, the Vitesse amended and restated certificate of incorporation provides that following the effectiveness of the registration of any class of securities of Vitesse pursuant to the requirements of the Securities Exchange Act of 1934, as amended, no action shall be taken by the stockholders by written consent. Vitesse’s common stock was registered in 1991.

Notice of shareholder actions

Multilink

Multilink’s amended and restated bylaws provide that written notice of the date, time, place and purpose of every meeting of shareholders must be given not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail or other means of written communication to each shareholder entitled to vote.

Multilink’s amended and restated bylaws further provide that any proper matter may be presented at the annual meeting of shareholders for action, but action on the following matters will be valid only if the proposal was stated in the notice of the meeting or in a written notice, unless the matter was unanimously approved by those entitled to vote:

•	the approval of a contract or other transaction between the corporation and one or more of its directors or with any corporation, firm or association in which one or more of its directors has a material financial interest;

•	an amendment to its articles of incorporation;

•	a reorganization (as defined in Section 181 of the California General Corporation Law) required to be approved by Section 1201 of the California General Corporation Law;

•	the voluntary winding up and dissolution of the corporation; or

•	a plan of distribution under Section 2007 of the California General Corporation Law in respect of a corporation in the process of winding up.

Vitesse

Vitesse’s bylaws provide that a written notice of the place, date, time and purpose of all meetings of stockholders must be given not less than 10 days nor more than 60 days before the date of any such meeting, either personally or by mail or other means of written communication, to each stockholder entitled to vote at such meeting. Vitesse’s bylaws further provide that only such business may be conducted as has been properly brought before a meeting of stockholders. To be properly brought before a meeting of stockholders, the business must be:

•	specified in the notice of meeting given by or at the direction of the board of directors;

•	otherwise properly brought before the meeting by or at the direction of the board of directors; or

•	otherwise properly brought before the meeting by a stockholder.

Special shareholder meetings

Multilink

Pursuant to Multilink’s amended and restated bylaws, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the President of Multilink, the holders of shares entitled to cast not less than 10% of the votes at such meeting or such additional persons as are authorized by Multilink’s restated articles of incorporation or amended and restated bylaws.

Vitesse

Vitesse’s bylaws provide that special meetings of the stockholders may be called only by Vitesse’s president or chief executive officer, Vitesse’s board of directors or the chairman of Vitesse’s board of directors, or a holder of more than 10% of Vitesse common stock, and that such persons may call a special meeting of stockholders at any time. Vitesse’s bylaws further provide that only such business may be considered at a special meeting of stockholders as has been stated in the notice for such meeting.

Shareholder inspection rights; shareholder lists

Multilink

California law and Multilink’s amended and restated bylaws provide that the accounting books and records of Multilink, and minutes of proceedings of the shareholders, the board of the directors and committees of the board of directors must be open to inspection during usual business hours upon the written demand of any shareholder or holder of a voting trust certificate, for a purpose reasonably related to his interests as a shareholder or as the holder of a voting trust certificate. In addition, California law and Multilink’s amended and restated bylaws provide for an absolute right to inspect and copy the corporation’s shareholder list by persons holding an aggregate of five percent or more of the corporation’s voting shares, or shareholders who hold an aggregate of one percent or more of such shares and have filed a Schedule 14A with the Securities and Exchange Commission.

Vitesse

Under Delaware law, any stockholder, in person or by attorney or other agent, may, upon written demand given under oath and stating the purpose thereof, inspect for any proper purpose a corporation’s stock ledger, a list of its stockholders and its other books and records. A proper purpose is a purpose reasonably related to such person’s interest as a stockholder. A complete list of stockholders entitled to vote at any meeting of stockholders must be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to such meeting. The list must also be kept at the place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Monetary liability of directors

Multilink’s amended and restated articles of incorporation, as amended, and Vitesse’s amended and restated certificate of incorporation each provide for elimination of personal monetary liability of directors for breach of fiduciary duty to the fullest extent permissible under the laws of California and Delaware, respectively. The laws of California and Delaware permit corporations to adopt a provision in their charter documents eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty of care to the corporation and its shareholders. Neither state permits the elimination of liability for breaches of loyalty, for bad faith conduct, for intentional misconduct, transactions from which the director derives an improper benefit, or for the unlawful payment of dividends, stock purchases or redemptions. California, in addition, prohibits the elimination of liability for conduct that would constitute the reckless disregard of a director’s duty to the corporation or its shareholders where the director in the ordinary course of performing a director’s duties should have been aware of a risk of serious injury to the corporation or its shareholders, for conduct that would constitute the director’s abdication of duty in connection with transactions in which the director is an interested party, and in addition to prohibiting the elimination of liability for the unlawful payment of dividends, stock purchases or redemptions, prohibiting the elimination of liability for improper loans or guarantees.

Indemnification of directors and officers

Multilink

Under California law, (a) a corporation has the power to indemnify any person who was or is threatened to be made a party to any proceeding by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines and settlements (other than in connection with actions by or in the right of the corporation) if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful, and (b) a corporation has the power to indemnify, with certain exceptions, any person who is a party to any action by or in the right of the corporation, against expenses actually or reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders. In addition, California law allows a corporation to advance payment on an indemnitee’s expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced. As described above, Multilink’s amended and restated bylaws provide for the indemnification of Multilink’s directors and officers to the maximum extent and in the manner permitted by California law.

The indemnification expressly authorized by California law and described above is not exclusive, and a corporation may grant its directors, officers, employees or other agents certain additional rights to indemnification. Multilink’s restated articles of incorporation permit indemnification to the maximum extent and in the manner permitted by California law.

Vitesse

Vitesse’s bylaws provide that the corporation will, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify any person against expenses, judgments, fine, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of the corporation. Vitesse’s bylaws define a “director” or “officer” as any person (1) who is or was a director or officer of Vitesse, (2) who is or was serving at the request of Vitesse as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, or (3) who was a director of officer of a corporation which was a predecessor corporation of Vitesse or another enterprise at the request of such predecessor corporation. Vitesse’s bylaws only require the corporation to indemnify a director or officer in connection with a proceeding initiated by the director or officer if the initiation of the proceeding by the director or officer was authorized by Vitesse’s board of directors.

Vitesse’s bylaws provide that Vitesse will pay the expenses incurred by a director or officer who is entitled to indemnification under Vitesse’s bylaws in defending a proceeding in advance of its final disposition, only if such director or officer agrees to repay such amounts if it is ultimately determined that such director or officer is not entitled to indemnification.

Vitesse’s bylaws further provide that the rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition are not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Vitesse amended and restated certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Vitesse’s bylaws also provide that Vitesse may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Vitesse or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not Vitesse would have the power to indemnify such person against such expense, liability or loss under Delaware law.

Vitesse’s bylaws allow the corporation to indemnify its employees and agents with the same scope and effect as the indemnification of directors and officers.

Dividends

Multilink

Under California law, a corporation may not make any distribution to its shareholders unless either: (i) the corporation’s retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution; or (ii) immediately after giving effect to such distribution, the corporation’s assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation’s current assets would be at least equal to its current liabilities (or 1 1/4 times its current liabilities if the average pre-tax and pre-interest expense earnings for the preceding two fiscal years were less than the average interest expense for such years). Such tests are applied to California corporations on a consolidated basis. In addition, under California law, a corporation may not make a distribution to its shareholders if the corporation is, or would be as a result of the distribution, likely to be unable to meet its liabilities as they mature.

Vitesse

Delaware law provides that a corporation may pay dividends out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of the net profits if, after the payment of the dividend, the corporation’s capital would be less than the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Conversion

Holders of Multilink Class A common stock and Vitesse common stock have no rights to convert their shares into any other securities. Each share of Multilink Class B common stock is convertible at the option of the holder into one share of Class A common stock and will, in general, automatically convert into one share of Class A common stock at the option of the holder and upon sale or other transfer to any person or entity other than a person or entity that owns or controls an entity that owns Class B common stock.

Shareholder approval of certain business combinations

Multilink

California law provides that holders of nonredeemable common stock must receive nonredeemable common stock in a merger of the corporation with a holder of more than 50% but less than 90% of such corporation’s common stock or such holder’s affiliate, unless all of the holders of such common stock consent to the transaction or it is approved by the California Department of Corporations at a fairness hearing. California law also provides that, in certain circumstances, when a tender offer or proposal for a reorganization or sale of assets is made by an interested party, an affirmative opinion in writing as to the fairness of the consideration to be paid to the shareholders must be delivered to the shareholders. Further, if a tender of shares or vote is sought pursuant to an interested party’s proposal, and a later proposal is made by another party at least 10 days prior to the date of acceptance of the interested party proposal, the shareholders must be informed of the later offer and be afforded a reasonable opportunity to withdraw any vote, consent or proxy, or to withdraw any tendered shares.

Vitesse

Vitesse is subject to the anti-takeover provisions in Section 203 of the Delaware General Corporation Law. These anti-takeover provisions prohibit business combinations between a Delaware corporation and an interested stockholder, as described below, within three years of the time the interested stockholder became an interested stockholder unless:

•	before that time, the board of directors approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation, excluding shares held by directors who are also officers of the corporation and by employee stock ownership plans that do not permit employees to determine confidentially whether shares held by the plan will be tendered in a tender or exchange offer; or

•	on or following that time, the business combination is approved by the board of directors and the business combination transaction is approved by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The anti-takeover provisions do not apply to a business combination that:

•	is proposed after the public announcement of, and before the consummation or abandonment of

•	a merger or consolidation of the corporation;

•	a sale of 50% or more of the aggregate market value of the assets of the corporation and its subsidiaries determined on a consolidated basis or the aggregate market value of all outstanding shares of the corporation; or

•	a tender or exchange offer for 50% or more of the outstanding shares of voting stock of the corporation.

•	is with a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the board of directors; and

•	is approved by a majority of the current directors who were also directors before any person became an interested stockholder during the previous three years.

An “interested stockholder” generally is defined as a person that owns 15% or more of the corporation’s outstanding voting stock and the affiliates and associates of that person.

The term “business combination” includes the following transactions with an interested stockholder:

•	a merger or consolidation of the corporation with an interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition, except proportionately as a stockholder of the corporation, of assets of the corporation or its subsidiaries having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation and its subsidiaries determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

•	any transaction which results in the issuance or transfer by the corporation or its subsidiaries of stock of the corporation or the subsidiary to the interested stockholder, except for transactions involving the exercise, conversion or exchange of securities outstanding before the interested stockholder became an interested stockholder and certain other transactions which do not increase the interested stockholder’s proportionate share of any class or series of the corporation’s stock;

•	any transaction involving the corporation or any of its subsidiaries which increases the proportionate share of any class or series of stock, or securities convertible into the stock of any class or series, of the corporation or any subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit, except proportionately as a stockholder of the corporation, of any loans, advances, guarantees, pledges or other financial benefits provided by the corporation or its subsidiaries.

There is no equivalent provision to Section 203 in California.

Shareholder rights plan

Multilink

Multilink does not have a shareholder rights plan.

Vitesse

Vitesse maintains a stockholder rights plan that is designed to protect stockholders from attempts to acquire control of the company without the approval of the company’s board and prevent abusive tactics by potential acquirers.

The rights issued under the plan are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed unless certain events, described below, occur. The plan may cause substantial dilution to certain persons or groups that beneficially acquire 15% or more of Vitesse’s common stock, unless the rights issuable under the plan are first redeemed by Vitesse’s board of directors. A summary of the key provisions of the plan is provided below.

Vitesse adopted a stockholders rights plan in February 2003, pursuant to which the Vitesse board declared a dividend of one Vitesse right for each outstanding share of Vitesse common stock. Equiserve Trust Company, N.A. has been appointed to serve as rights agent. Each Vitesse right entitles the registered holder to purchase one one-thousandth of a share of Vitesse Series A participating cumulative preferred stock at a price of $20, subject to adjustment. The terms of the rights are fully described in the Rights Agreement between Vitesse and the rights agent.

Until the distribution date under the rights agreement, described below, the rights attach to and trade only together with the shares of Vitesse common stock. The rights will separate from shares of Vitesse common stock and become exercisable, and certificates representing the rights will be issued, upon the earlier of the following events, which we refer to as the distribution date:

•	ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Vitesse common stock, referred to as a triggering event; or

•	ten days, or such later date as the Vitesse board may determine, after the announcement or commencement of a tender offer or exchange offer that would result in a person or group having beneficial ownership of 15% or more of the outstanding shares of Vitesse common stock.

Any person or group of affiliated or associated persons who beneficially owns 15% of the outstanding Vitesse common stock, other than Vitesse and certain of Vitesse’s affiliates, is referred to as a 15% acquirer.

After the distribution date, rights certificates will be mailed to recordholders of Vitesse common stock as of the distribution date. The rights will expire on the earliest of:

•	February 7, 2013; or

•	redemption or exchange of the rights.

Following the distribution date, and until one of the further events described below occurs, each right will entitle the holder to receive, for payment of the rights purchase price of $20, one one-thousandth of a share of Vitesse Series A participating cumulative preferred stock. For a description of Vitesse Series A participating cumulative preferred stock, refer to the subheading entitled “Capitalization—Vitesse” above. If a triggering event has occurred, Vitesse may, at the option of the Vitesse board, instead substitute cash, assets or other securities for Series A participating cumulative preferred stock issuable upon exercise of rights. Furthermore, upon the occurrence of a triggering event, any rights held by a 15% acquirer will be void.

Unless the rights are earlier redeemed, after a triggering event occurs, each holder of a Vitesse right, other than a 15% acquirer, whose rights will be void, will have the right to receive, upon exercise and payment of the rights purchase price, Vitesse common stock having a value equal to two times the purchase price of the rights; provided that if Vitesse does not have the sufficient common stock available to for all rights to be exercised and the Vitesse board determines it to be necessary or appropriate and not contrary to the interests of rights holders, cash, assets or other securities may be substituted for common stock.

Unless the rights are earlier redeemed, if, after a triggering event,

•	Vitesse is acquired in a merger or other business combination transaction, or

•	50% or more of Vitesse’s consolidated assets or earning power are sold other than in the ordinary course of business,

each outstanding Vitesse right, other than rights owned by the 15% acquirer, will become exercisable for shares of common stock of the acquiring company with a value equal to two times the rights exercise price.

At any time prior to a triggering event, the Vitesse board may exchange all or part of the then outstanding rights for rights of substantially equivalent value, as it determines reasonably and in good faith based upon the advice of one or more nationally recognized investment banking firms.

At any time after a triggering event and before the acquisition by such 15% acquirer of 50% or more of the outstanding Vitesse common stock, the Vitesse board may exchange the rights, other than rights owned by the 15% acquirer, in whole or in part, at an exchange ratio of one share of Vitesse common stock per right. Upon an action by the Vitesse board ordering an exchange, the rights will terminate and the holders of the rights will be entitled only to receive shares of common stock in accordance with the exchange ratio. If Vitesse does not have sufficient common stock available for all rights to be exchanged, the Vitesse board may, at its option, exchange rights for cash, assets or other securities instead of for common stock.

At any time before the earlier of the tenth day following acquisition by a 15% acquirer and February 7, 2013, the Vitesse board may redeem the rights in whole, but not part, for $0.001 per right, as adjusted, payable in cash or shares of Vitesse common stock based on the market price of the common stock. Following the Vitesse board’s order of redemption, the rights will terminate and the holders of the rights will be entitled only to receive the determined redemption price.

No fractional portion less than integral multiples of one share of Vitesse common stock will be issued upon exercise or exchange of a right. In place of the issuance of a fractional share, a cash adjustment will be made based on the market price of Vitesse common stock on the last trading date before the date of exercise or exchange.

The rights agreement may be supplemented or amended by the Vitesse board before a distribution date without the approval of holders of rights. After a distribution date, the rights agreement may be amended by the Vitesse board to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of rights, other than a 15% acquirer, or to shorten or lengthen any time period under the rights agreement to protect, enhance or clarify the rights and/or benefits of rights holders, other than a 15% acquirer; except no amendment to adjust the time period governing redemption may be made when the rights are not redeemable.

The Vitesse Series A participating cumulative preferred stock is only issuable in connection with the rights plan. For a description of the Vitesse Series A participating cumulative preferred stock, refer to the subheading entitled “Capitalization—Vitesse” above.

This description of the rights plan is qualified by reference to the Rights Agreement, which is incorporated by reference in this prospectus. See “ Where You Can Find Additional Information” on page 110.

Mergers, sales of assets and other transactions

Multilink

Under California law, the principal terms of a merger must be approved by the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon, except that, unless required by a corporation’s articles of incorporation, no authorizing shareholder vote is required of a corporation surviving a merger if the shareholders of such corporation own, immediately after the merger, more than five-sixths of the voting power of the surviving corporation or its parent. Multilink’s amended and restated articles of incorporation, as amended, do not require a greater percentage vote. California law further requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon if (a) the surviving corporation’s articles of incorporation will be amended and would otherwise require shareholder approval or (b) shareholders of such corporation will receive shares of the surviving corporation having different rights, preferences, privileges or restrictions (including shares in a foreign corporation) than the shares surrendered. Shareholder approval is not required under California law for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

Vitesse

Under Delaware law, mergers or consolidations or sales or exchanges of all or substantially all of a corporation’s assets or a dissolution of the corporation require the affirmative vote of the board of directors (except in certain limited circumstances). In addition, the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote on the matter is required, except in certain cases where stockholder approval is not required by a corporation’s certificate of incorporation.

Under Delaware law, stockholder consent is not required under the following circumstances:

•	for a corporation that survives a merger and does not issue in the merger more than 20% of its outstanding shares immediately prior to the merger;

•	if the merger agreement does not amend in any respect the survivor’s certificate of incorporation;

•	if each share of the surviving corporation outstanding immediately prior to the merger remains an identical outstanding share of the surviving corporation after the merger; and

•	for either corporation where one corporation owns 90% of each class of outstanding stock of the other corporation.

Appraisal rights

Multilink

Under California law, dissenters’ rights are available to holders of a class of shares which are not listed on a national securities exchange or The Nasdaq National Market and are available to holders of a class of shares listed on a national securities exchange or Nasdaq National Market if demands for payment are filed with respect to at least five percent of the outstanding shares of that listed class or there exists any restriction on transfer of such listed shares imposed by the corporation or by any law or regulation. Appraisal rights are also unavailable if the shareholders of a corporation or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths (or 83.3%) of the voting power of the surviving or acquiring corporation or its parent entity. For more detailed information regarding appraisal rights, see the section titled “California Dissenters’ Rights” on page 55. A copy of the text of Chapter 13 of the California General Corporation Law, which sets forth the appraisal rights of Multilink shareholders, is attached as Annex D.

Vitesse

Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Unless a corporation’s certificate of incorporation provides otherwise, these appraisal rights are not available:

•	with respect to the sale, lease or exchange of all or substantially all of the assets of the corporation,

•	with respect to a merger or consolidation by the corporation the shares of which are either listed on a national securities exchange or Nasdaq National Market or are held of record by more than 2,000 holders if the terms of the merger of consolidation allow the stockholders to receive only shares of the surviving corporation or shares of any other corporation that are either listed on a national securities exchange or on Nasdaq National Market or held of record by more than 2,000 holders, plus cash in lieu of fractional shares, or

•	to stockholders of the corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is converted into an identical outstanding or treasury share after the merger, and the number of share to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if some other conditions are met.

Vitesse stockholders are not entitled to exercise appraisal rights as a result of the merger or to demand cash payment for their shares.

Loans to directors, officers and employees

The Delaware General Corporation Law permits Vitesse to make loans to, guarantee the obligations of, or otherwise assist its officers or other employees when that action, in the judgment of the directors, may reasonably be expected to benefit Vitesse.

Under the General Corporation Law of California, any loan to, or guaranty for the benefit of, a director or officer, including pursuant to an employee benefit plan, of the corporation requires approval of holders of a majority of the outstanding shares of the corporation. However, the General Corporation Law of California and Multilink’s bylaws provide that if a corporation has 100 or more shareholders of record, the Multilink board alone may approve loans, to or guaranties on behalf of, an officer, whether or not the officer is a director, or adopt an employee benefit plan authorizing the loans or guaranties, by a vote sufficient without counting the vote of any interested director or directors, if the Multilink board determines that the loan, guaranty or plan may reasonably be expected to benefit the corporation.

Notwithstanding the Delaware General Corporation Law and the General Corporation Law of California, however, Section 402 of the Sarbanes-Oxley Act prohibits both Vitesse and Multilink from extending any personal loans to, or arrange credit for, any director or executive officer.

Interested director transactions

Under the laws of both California and Delaware, contracts or transactions between a corporation and one or more of its directors or between a corporation and any other entity in which one or more of its directors are directors or have a financial interest, are not void or voidable because of the interest or because the director is present at a meeting of the board which authorizes or approves the contract or transaction, provided that specific conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With specific exceptions, the conditions are similar under the General Corporation Law of California and the Delaware General Corporation Law. Under the General Corporation Law of California and the Delaware General Corporation Law, either (1) the shareholders or the board of directors must approve the contract or transaction in good faith after full disclosure of the material facts and, in the case of board approval other than for a common directorship, the General Corporation Law of California requires that the contract or transaction must also be just and reasonable to the corporation, or (2) the contract or transaction must have been fair (in Delaware) or, in the case of a common directorship (in California), just and reasonable as to the corporation at that time it was approved. The General Corporation Law of California explicitly places the burden of proof of the just and reasonable nature of the contract or transaction on the interested director.

Under the Delaware General Corporation Law, if board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors, even though less than a majority of a quorum. Under the General Corporation Law of California, if shareholder approval is sought, the interested director is not entitled to vote his or her shares at a shareholders meeting with respect to any action regarding the contract or transaction. If board approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors, except that interested directors may be counted for purposes of establishing a quorum.

Shareholder derivative suit

Under the Delaware General Corporation Law, a person may only bring a derivative action on behalf of the corporation if the person was a stockholder of the corporation at the time of the transaction in question or his or her stock devolved upon him or her by operation of law after the transaction. The General Corporation Law of

California provides that a shareholder bringing a derivative action on behalf of the a corporation need not have been a shareholder at the time of the transaction in question, provided that specific criteria are met. The General Corporation Law of California also provides that the corporation or the defendant in a derivative suit may, under specific circumstances, make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware law does not have a similar bonding requirement.

Dissolution

Under the Delaware General Corporation Law, a dissolution must be approved by the written consent of stockholders holding 100% of the total voting power or the dissolution must be initiated by the Board of Directors and approved by the stockholders of the corporation. Delaware law allows a Delaware corporation, in the event of such a Board-initiated dissolution, to include in its certificate of incorporation a super-majority voting requirement for the board and stockholders in connection with a dissolution. Under the General Corporation Law of California, shareholders holding 50% or more of the total voting power may authorize a corporation’s dissolution, with or without the approval of the corporation’s board of directors. The board may cause the corporation to dissolve if (1) an order for relief under Chapter 7 of the Federal bankruptcy law has been entered, (2) no shares have been issued, or (3) the corporation has disposed of all of its assets and has not conducted any business for a period of five years preceding the adopting of a resolution to dissolve.

CERTAIN INFORMATION REGARDING MULTILINK

Business

Multilink designs, develops and markets advanced integrated circuits, modules and higher-level assemblies that enable next generation optical networking systems. Multilink’s current products address the markets for DWDM and SONET/SDH optical networking equipment. Multilink focuses on the fastest commercially available speeds of OC-192, or 10 gigabits per second, or higher, and are developing products that are designed to address systems for the Metro/Access and Enterprise markets. Multilink seeks to be first to develop innovative products with system functions that allow communications equipment manufacturers to rapidly build and deliver high performance fiber optic systems ahead of their competitors.

Realignment Plan

In August 2002, Multilink announced a corporate realignment plan to create a more efficient cost structure and realign Multilink’s business to reflect the current telecommunication market environment, which will permit Multilink to focus its employees on Multilink’s key business strategies. The major initiatives of the plan included a reduction of 40 to 45 percent in Multilink’s worldwide headcount, the consolidation of facilities through the closure of certain locations and the reduction in the level of activity at other locations. During 2002, Multilink recorded an $11.0 million charge in connection with this plan. During the three months ended December 31, 2002, Multilink expanded the plan by deciding to close facilities in addition to those already included in the charge recorded during the third quarter of 2002. During the three months ended March 31, 2003, Multilink decided to accelerate the closure of one of its facilities. When Multilink originally recorded the realignment charge for this closure during 2002, Multilink had planned on closing this facility sometime during the middle of 2003. As a result of Multilink’s decision to accelerate the closure date to March 30, 2003, Multilink recorded severance and lease expenses of $0.2 million in excess of its original estimates. Multilink has estimated that the total cash cost of the realignment plan is approximately $4.7 million. The estimated remaining cash outflows related to the plan are expected to be $2.2 million in 2003, less than $0.6 million in 2004 and $0.7 million thereafter. The estimated cash outflow related to the plan will, however, be negatively impacted if it takes Multilink longer than anticipated to sublease some of its closed facilities or if Multilink’s planned further headcount reductions are delayed.

Based upon headcount reduction associated with Multilink’s realignment plan, attrition in the normal course of business and headcount reductions as a result of Multilink’s continuing efforts to reduce expense across all functions, Multilink’s headcount has decreased to 157 employees as of March 31, 2003. During the second quarter ended June 30, 2003, Multilink decided to make further headcount reductions to reduce headcount to 60 employees by September 2003. Based upon Multilink’s actual revenues being below management’s expectations, coupled with having very limited visibility to future revenues, Multilink concluded that these reductions in headcount were necessary in order to reduce cash usage and to position Multilink for the future. Accordingly, during the second quarter ended June 30, 2003, Multilink will record additional severance and termination benefit charges of approximately $1.5 million associated with attaining the 60 employee level by September 2003 and asset impairment charges associated predominantly with purchased research and development software. The headcount reductions have occurred at all of Multilink’s locations in Europe, Israel and the United States.

Products

Multilink designs and develops advanced products targeted for use in high bandwidth optical networking systems. These products consist of integrated circuits, modules and higher-level assemblies that generate, manipulate, transmit and receive electrical and optical signals.

Multilink’s products focus on three segments of optical networking systems: the physical media dependent layer, or PMD, the physical layer and the datalink layer. Collectively, the products within these segments connect data processing devices to optical fiber and constitute an integral part of optical networking systems.

The following is a diagram that shows the different functions required for fiber optic transmission systems:

PMD devices perform the conversion between electrical and optical signals and can be categorized as either transmitters or receivers. Transmitters convert voice and data transmissions carried as electrical signals into optical signals for transmission over optical fiber, while receivers convert optical signals into electrical signals. Transmitters are composed of an electrical-to-optical, or E/O, converter, which converts electrical signals to optical pulses, and a driver, which amplifies and conditions signals for use by the E/O converter. E/O converters are composed of a light source, or laser, and an external modulator, which creates individual pulses of light, or optical signals. Receivers consist of a semiconductor device that converts an optical signal into electrical pulses, an optical-to-electrical, or O/E, converter, and a transimpedance amplifier, or TIA, which amplifies these electrical pulses.

The physical layer is composed of mixed-signal devices, which include both digital and analog circuits and can be categorized as either multiplexers or demultiplexers. Multiplexers combine multiple slower signals into a single high-speed signal, while demultiplexers perform the reverse function.

Datalink layer devices connect the physical layer to networking equipment. Datalink layer devices have three primary functions: framing, mapping and forward error correction, or FEC. In framing and mapping, which generally occur simultaneously, data is placed in formatted frames, prior to being transmitted over fiber, to make the data recognizable at the receiving end of the transmission. In FEC, data is placed in special frames that can be used to correct errors that occur during transmission.

Multilink’s PMD Products

There are two primary types of modulators: crystal-based modulators, which offer optimal performance for long-haul systems but consume significant power and cannot be integrated with lasers; and semiconductor-based modulators, which use less power and can feature on-chip integration with lasers. Multilink currently produces several drivers for crystal-based modulators. These products have been designed to improve signal quality and system efficiency. Multilink has developed Micro-ModuleTM technology that allows Multilink to integrate several high-speed devices into a single Ball Grid Array, or BGA, package, which is used in Multilink’s next generation of PMD devices.

Multilink’s Physical Layer Products

Multilink has broad experience in the production of physical layer products. Multilink has designed its multiplexers with exceptionally low jitter, which is a type of noise in optical channels, directly improving signal quality and transmission distance. Multilink has designed its demultiplexers with highly sensitive signal processing that eliminates the need for additional components to perform the same function. Multilink’s demultiplexers are highly insensitive to jitter, allowing for longer optical transmission distances. Multilink is currently broadening its portfolio of multiplexers and demultiplexers to include product offerings that are designed to incorporate greater functionality, higher levels of integration, smaller physical size, lower power consumption and tighter integration with its datalink layer components.

Multilink’s physical layer products can incorporate the following functions:

•	Clock Multiplier Unit, or CMU, converts the clock at the input of the multiplexers into the higher speed clock needed at the output. Clocks synchronize the movement of data throughout communications systems;

•	Input Phase Locked Loop, or IPLL, synchronizes the transfer of data from Datalink devices into a multiplexer;

•	Loss of Signal, or LOS, is an alarm that SONET/SDH systems need to analyze potential system faults;

•	Clock and Data Recovery, or CDR, extracts data from the noisy signals received from optical systems; and

•	Jitter filtering.

Datalink Layer Products

Multilink is currently investing in the development of numerous datalink layer products, including FEC devices and Framer/Mappers that integrate the framing and mapping functions. In FEC, Multilink has invested heavily in algorithm, architecture and product development for both standards-based FEC and advanced FEC. FEC allows communications equipment manufacturers to increase the number of DWDM optical channels in a fiber strand and/or to increase the length of the fiber transmission system. In addition, FEC devices can be designed to support new optical networking standards.

Multilink’s first FEC device, the MTC6130, is currently available, while a second FEC device, the MTC6131 SuperFECTM is shipping to customers. Future FEC products will address higher performance, higher levels of integration, and/or higher bit rates. Multilink has announced the MTC6134 EFEC which greatly reduces the power while increasing the functionality of high-performance FEC. Framer/Mappers that are currently in development include advanced products for 10 Gb/s systems, as well as devices targeted for Gigabit Ethernet applications in the Metro market. Multilink has also announced the MTC 6210 framer/mapper for support of 10Gb/s systems utilizing Ethernet over SONET/SDN functionality.

Customers

In 2002, Multilink shipped its products to over 30 customers, including Alcatel, Ciena, Cisco, Lucent, Marconi, Nortel, Siemens and TyCom. Multilink sold its integrated circuits, modules and higher-level assemblies to leading and emerging communications equipment manufacturers that develop high-speed optical transport networking systems.

Lucent, Adva and Cisco accounted for approximately 36%, 9% and 8%, respectively, of Multilink’s revenues for the three months ended March 31, 2003. TyCom, Alcatel and Lucent accounted for approximately 25%, 19% and 10% of Multilink’s revenues in 2002, respectively. During 2001, TyCom with 34% and Alcatel with 29% accounted for more than 10% of Multilink’s revenues and four other customers each accounted for greater than 5% of Multilink’s revenues. Lucent, Alcatel, and Cisco accounted for approximately 34%, 28% and 11% of Multilink’s revenues in 2000, respectively.

Sales, Marketing and Customer Support

Sales

Multilink targets leading and emerging communications equipment manufacturers that develop high-speed optical transport networking systems. Multilink manages the sales process by interacting with its customers at multiple layers of its organization. Multilink’s initial contact with a potential customer generally begins with either direct contact by its management or sales force or through third-party manufacturers’ or independent sales representatives. Multilink’s strategic account managers and marketing personnel manage the customer relationship throughout the pre-and post-sales process. As needed, systems engineering personnel have detailed technical interactions with Multilink’s customers during product definition. Multilink’s application engineers assist the customer in designing the solution into the customer’s systems. Close interaction further enables Multilink to establish strategic customer programs or relationships.

Multilink sells its products through its direct sales force and through independent sales representatives working under the direction of Multilink’s strategic account managers. As of March 31, 2003, Multilink’s direct sales force consisted of 18 direct sales professionals, application engineers, managers and administrative personnel located at Multilink’s headquarters in Somerset, New Jersey and other locations in the United States, and in Germany, Italy and China.

Marketing

Multilink has traditionally marketed its products in North America and Europe and has recently begun to market its products in Asia. As of March 31, 2003, Multilink’s marketing staff included 4 marketing professionals and administrative personnel. Multilink’s marketing activities include:

•	product management and planning;

•	seminar programs, trade shows, guest speaker invitations and technical conferences;

•	public relations activities and customer events;

•	advertising, technical articles in industry publications and marketing collateral materials; and

•	communication on the Internet.

Customer Service and Support

Multilink’s customer support activities are primarily managed by its applications engineering group consisting of both field applications engineers and internal applications experts. This group supports customers during their design activities to facilitate Multilink’s customers’ success, and can perform experiments to validate customers’ design ideas including insertion into Multilink’s fiber optic test facility. Multilink’s philosophy is to provide comprehensive customer support to facilitate the design of its complex products into its customers’ systems. Multilink’s applications engineering group is also the initial point of contact for its customers should they experience any problems with a product after purchase.

Manufacturing

Multilink outsources the fabrication and assembly of its semiconductor devices, modules, high-level assemblies and transceivers. Multilink has in-house semiconductor testing capabilities that allow it to develop and perform testing for low volume production. Multilink also has in-house final assembly and test for its high-level assemblies and transceivers. Multilink expects to continue its outsource strategy and to continue to move its testing from its in-house capabilities to outside vendors. As a fabless semiconductor company, Multilink is able to concentrate its resources on supply chain management design, development and marketing of its products. During October 2001, Multilink obtained its ISO 9001:2000 certification from the International Organization of Standardization. ISO 9001:2000 refers to an international set of quality management system standards that organizations use worldwide. ISO 9001:2000 requires that Multilink plans and manages the process necessary for the continual improvement of its quality management system.

Wafer Manufacturing

Multilink outsources its semiconductor fabrication to several foundries for high bit-rate technologies, including TSMC, TRW, IBM, TriQuint Semiconductor, and Conexant. The older generation of Multilink’s mixed-signal products, which comprised a significant portion of Multilink’s 2001 revenue, is based predominantly on GaAs HBT wafers supplied by TRW. The wafers for the third and fourth generation of Multilink’s mixed-signal products are based on SiGe technology supplied by IBM. Multilink’s latest generations of products utilize wafers using TSMC’s 0.13µ CMOS process technology. Multilink’s manufacturing strategy is to qualify and utilize leading process technology for the fabrication of high bit-rate semiconductor devices and to utilize these external foundries for a variety of different semiconductor technologies. There are certain risks associated with Multilink’s dependence upon external foundries, including reduced control over delivery schedules, quality assurance, manufacturing yields and costs, the potential lack of adequate capacity during periods of excess demand, limited warranties on wafers or products supplied to Multilink, increases in the prices and potential misappropriation of Multilink’s intellectual property. Finding alternative sources for these wafers will result in substantial delays in production and additional costs.

Packaging, Assembly and Testing

The primary vendors for the packaging, assembly and testing of Multilink’s integrated circuit products are Kimball Electronics Group, ASAT Inc. and Siliconware Precision Industries Co., Ltd. ASAT is currently building product for Multilink in its Hong Kong facility. The primary outsource vendor for the assembly and testing of Multilink’s driver module products is Natel Engineering Co., Inc., and the majority of Multilink’s surface mount technology assembly is being contracted from SMTEK International and Flextronics.

Multilink operates in-house module manufacturing facilities that allow rapid prototyping and development of new products and also serve to complement its outsource module manufacturing partners. Multilink has in-house module and integrated circuits testing facilities in California and New Jersey. Multilink maintains comprehensive review and inspection of its outsourcing facilities to ensure compliance with its quality standards for manufacturing assembly and test. Multilink’s manufacturing processes and outsource vendors utilize stringent quality controls, including incoming material inspection, in-process testing and final test, and all are ISO 9001 certified.

Research and Development

As of March 31, 2003, Multilink had 98 employees dedicated to research and development, of whom 50 hold advanced degrees, including 24 PhDs. Multilink has additional engineering employees dedicated to marketing, application engineering and business development. These employees are involved in advancing Multilink’s core technologies and applying these core technologies to product development and activities in Multilink’s targeted markets.

Multilink believes that the achievement of higher-levels of integration, functionality and performance and the introduction of new products in its target markets is essential. As a result, Multilink has made and will continue to make substantial investments in research and development. Multilink’s research and development expenses, exclusive of deferred stock compensation and warrant issuances, for the three months ended March 31, 2003 and the years 2002, 2001 and 2000 were approximately $7.3 million, $46.1 million, $54.7 million and $24.6 million, respectively.

Competition

Multilink competes with component suppliers for optical networking systems. Multilink believes that the principal factors of competition for these markets are:

•	product time-to-market;

•	product performance;

•	product price;

•	product quality;

•	product reliability;

•	success in designing and subcontracting the manufacture of new products that implement new technologies;

•	market acceptance of competitors’ products;

•	efficiency of production;

•	expansion of production of Multilink’s products for particular systems manufacturers; and

•	customer support and reputation.

Multilink competes with a number of major domestic and international suppliers. Multilink competes primarily against Agere, Applied Micro Circuits, Intel, Infineon, JDS Uniphase, Maxim, MindSpeed (a Conexant company), Nortel (microelectronics division), NTT Electronics, Philips, PMC-Sierra and Vitesse. In addition to these established companies, Multilink also competes with various start-up entities. In certain circumstances, most notably with respect to ASICs supplied to Lucent and Nortel, Multilink’s customers or potential customers have internal integrated circuit and/or manufacturing capabilities.

In addition, suppliers may begin to offer product solutions, including both electronic and optical components. This creates the potential that suppliers of optical components, which are currently complementary to suppliers of electronic components, may become competitors as they broaden their product portfolio with electronic components, or vice versa. Companies with existing capabilities or products in both areas may benefit from significant competitive advantages.

Intellectual Property

Multilink relies on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect its proprietary rights. Multilink also utilizes unpatented proprietary know-how and trade secrets and employ various methods to protect such intellectual property. To date, Multilink has one U.S. patent issued and 14 U.S. patent applications pending.

Although Multilink employs a variety of intellectual property in the development and manufacturing of its products, Multilink believes that none of such intellectual property is individually critical to its current operations. Taken as a whole, Multilink believes, however, that its intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on its results of operations. There can be no assurance that Multilink’s intellectual property protection measures will be sufficient to prevent misappropriation of its technology. In addition, the laws of many foreign countries do not protect Multilink’s intellectual properties to the same extent as the laws of the United States. From time to time, Multilink may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products effectively. There can be no assurance that any necessary licenses will be available on reasonable terms.

Backlog

Multilink’s sales are made primarily pursuant to standard purchase orders for delivery of products. Quantities of Multilink’s products to be delivered and delivery schedules are frequently revised to reflect changes in customer needs. For these reasons, Multilink’s backlog as of any particular date is not representative of actual sales for any succeeding period. Accordingly, Multilink’s actual sales could be materially different than its recorded backlog.

Environmental Matters

Multilink is subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Any failure to comply with present or future regulations could result in the imposition of fines on Multilink, the suspension of production or a cessation of operations. In addition, such regulations could restrict Multilink’s ability to operate or expand any of its manufacturing facilities or could require it to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up prior discharges.

Employees

As of March 31, 2003, Multilink had a total of 157 employees, including 22 in sales, marketing and application engineering, 17 in manufacturing, purchasing and quality, 98 in research and development and 20 in general and administrative functions. Of these employees, approximately 130 were located in North America, 24 were located in Europe, 2 were located in Israel and one was located in Asia. None of Multilink’s employees is represented by a collective bargaining agreement, nor has Multilink experienced any work stoppages.

Company

Multilink’s website address is www.mltc.com. Multilink makes its filings with the Securities and Exchange Commission, including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, available free of charge on Multilink’s website as soon as reasonably practicable after it files these reports.

Property

Multilink’s corporate headquarters facility, consisting of approximately 36,000 square feet, is located in Somerset, New Jersey. Multilink leases its corporate headquarters facility pursuant to a sublease agreement that expires in April 2007 for approximately 12,000 square feet and pursuant to a lease agreement that expires in February 2006 for approximately 24,000 square feet. In June 2003, Multilink exercised its early termination option for the 12,000 square foot sublease and accordingly, such sublease will now expire in April 2004. Multilink also leases its principal design facility, consisting of approximately 31,000 square feet, in Somerset, New Jersey, pursuant to a lease agreement that expires in October 2006. Pursuant to Multilink’s corporate realignment plan whereby it has consolidated facilities, Multilink has substantially vacated the Somerset, New Jersey design facility and is attempting to sublease the entire facility for the remaining lease term. In June 2003, Multilink entered into a termination agreement for 10,000 square feet in the design facility for less than $0.3 million in termination costs. Multilink continues to market the remaining 21,000 square feet. Multilink leases approximately 24,600 square feet of design space in Santa Monica, California pursuant to a lease agreement that expires in December 2005. Multilink entered into an early termination agreement for its approximate 7,000 square feet design center in Allentown, Pennsylvania for less than $0.3 million. Multilink also leases approximately 1,800 square feet for a sales office in Los Altos, California pursuant to a lease agreement that expires in August 2003 that Multilink is also attempting to sublease. Multilink also leases approximately 6,600 square feet for a design center in Santa Clara, California pursuant to a lease agreement that expires in May 2005.

Multilink has terminated its Bochum, Germany lease for less than $0.1 million in termination costs and now leases on a month-to-month basis. Multilink has also reduced its Munich lease square footage by approximately one-half from the original 19,400 square feet and revised the remaining lease term to expire in December 2003 for less than $0.1 million in termination costs.

Multilink has a lease agreement for an approximate 3,500 square feet facility in Kaunas, Lithuania, which expires in November 2004. Multilink entered into early termination agreements for its approximately 13,000 square feet facility in Israel and its approximate 2,200 square feet facility in Milan, Italy.

Legal Proceedings

In February 2003, Multilink, its chief executive officer and its former chief financial officer were named as issuer defendants in a class action stockholder complaint filed in the United States District Court for the Southern District of Florida, captioned Liu v. Credit Suisse First Boston Corporation, or CSFB, et al., Case No. 03-20459. In the complaint, the plaintiffs allege that CSFB knowingly conspired with dozens of issuers, including Multilink, to conduct initial public offerings based on misinformation about the issuers’ future prospects and the proper pricing of their shares, in violation of the anti-fraud provisions of section 10(b) of the Securities Exchange Act of 1934. The plaintiffs seek unspecified monetary damages and other relief. Neither Multilink nor the named individuals have yet been served with the complaint. Multilink believes that this lawsuit is without merit and intends to defend it vigorously.

In May 2003, Multilink was named as the defendant in a complaint filed by Kimball Microelectronics, Inc. in the United States District Court for the Southern District of Indiana. In the complaint, plaintiff alleges that Multilink breached an Amended and Restated Supply Agreement between the parties. The plaintiffs allege that such breach has resulted in damages in the amount of approximately $748,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with Multilink’s financial statements included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Multilink’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth under “Risk Factors” herein.

OVERVIEW

Multilink designs, develops and markets advanced integrated circuits, modules and higher-level assemblies that enable next generation optical networking systems. Multilink is expanding into the Access and Enterprise markets by leveraging its intellectual property portfolio of mixed-signal, analog and digital signal processing technologies. During the past two years, Multilink has made significant research and development investments in developing mixed-signal products that utilize 0.13µm CMOS technology. Multilink recently announced products related to a new family of SerDes devices targeted at local area and storage area networks that can utilize Multilink’s mixed-signal expertise. Multilink outsources substantially all of its semiconductor fabrication and focuses its efforts on the design, development and marketing of its products.

To date, Multilink has generated a substantial portion of its revenues from a limited number of customers. Multilink’s top three customers for the three months ended March 31, 2003 were Lucent, ADVA and Cisco, representing 36%, 9% and 8% of Multilink’s revenues, respectively. Multilink’s top three customers for the three months ended March 31, 2002 were TyCom, Alcatel and Lucent, representing 44%, 21% and 16% of Multilink’s revenues, respectively. During the year ended December 31, 2002, Multilink’s top three customers were TyCom, Alcatel and Lucent, representing 25%, 19% and 10% of Multilink’s revenues, and three other customers each accounted for greater than 5% of Multilink’s revenues.

A number of telecommunication service providers have curtailed the level of their capital expenditures on their infrastructure build-out, which has significantly reduced the demand for Multilink’s products by communications equipment manufacturers, including these principal customers. Multilink’s revenues continued to decline in the first quarter of 2003 compared with the fourth quarter of 2002. Due to general economic conditions and slowdowns in purchases of optical networking equipment, it has become increasingly difficult for Multilink to predict the purchasing activities of its customers and Multilink expects that its operating results will fluctuate substantially in the future.

During August 2002, Multilink commenced a significant corporate realignment plan that included workforce reductions, the consolidation of facilities through closure of certain locations, a reduction in the level of activity at other locations and asset impairment charges. During the second quarter ended June 30, 2003, Multilink decided to make further headcount reductions to reduce headcount to 60 employees by September 2003. Based upon Multilink’s actual revenues being below management’s expectations coupled with having very limited visibility to future revenues, Multilink concluded that these reductions in headcount were necessary in order to reduce cash usage and to position Multilink for the future. Accordingly, during the second quarter ended June 30, 2003, Multilink will record additional severance and termination benefit charges of approximately $1.5 million and asset impairment charges associated predominantly with purchased research and development software. Based upon headcount reductions associated with Multilink’s realignment plan, attrition in the normal course of business and headcount reductions as a result of Multilink’s continuing efforts to reduce expenses across all functions, Multilink’s headcount is expected to be approximately 60 employees by September 2003. The headcount reductions have occurred at all of Multilink’s locations in Europe, Israel and the United States. The headcount reduction portion of the initial plan was completed by April 2003.

Multilink focuses its sales and marketing efforts on North American, European and Asian communications equipment manufacturers. During the three months ended March 31, 2003, Multilink derived 67% of its total revenues from communications equipment manufacturers in North America compared with 86% during the comparable period in 2002. Multilink currently sells through its direct sales force in North America, Europe and

Asia and through selected independent sales representatives in the United States, France, Israel, China, Korea and Japan. International revenues are denominated in U.S. dollars, which reduces Multilink’s exposure to foreign currency risks. Multilink expects international revenues to continue to account for a significant percentage of total revenues.

Revenues.    Multilink recognizes product revenues at the time of shipment. Multilink’s customers are not obligated by long-term contracts to purchase its products and can generally cancel or reschedule orders on short notice. Multilink’s revenues substantially declined in 2002, compared to 2001. In the ordinary course of business, Multilink receives order cancellations and rescheduled shipments. To the extent possible, Multilink pursues order cancellation fees from its customers. Depending upon the facts and circumstances surrounding these cancellation fees, the receipt of such fees may have an immediate impact on revenues in the period that such fees are collected or the fees may need to be deferred and then recognized as revenue over some future period. Multilink cannot ensure that it will be able to collect an order cancellation fee for each order cancelled and Multilink cannot project how such fees will affect revenue.

Cost of Revenues.    Cost of revenues consists of component and materials cost, direct labor, deferred stock compensation relating to manufacturing labor, manufacturing, overhead costs and estimated warranty costs. Cost of revenues also includes adjustments to write down inventory to its net realizable value resulting from such items as customer order cancellations and excess and obsolete inventory. Multilink outsources substantially all of the fabrication and assembly, and a portion of the testing, of its products. Accordingly, a significant portion of Multilink’s cost of revenues consists of payments to its third-party manufacturers. If revenues increase, Multilink believes favorable trends should occur in manufacturing costs due to its ability to absorb overhead costs over higher volumes. Nevertheless, there is a substantial fixed component to cost of revenues, and the decline in Multilink’s revenues in 2003, compared to 2002, has materially adversely affected its gross margins.

Research and Development.    Research and development expenses consist primarily of salaries and related personnel costs, material, third-party costs and fees related to the development and prototyping of Multilink’s products and depreciation associated with engineering and design software costs. Multilink expenses its research and development costs as they are incurred, except for the purchase of engineering and design software licenses, which are capitalized and depreciated over their estimated useful life. Research and development is key to Multilink’s future success and it will continue to strategically invest in research and development in order to maximize its product offerings. Multilink expects that research and development expenses will decrease during 2003 in absolute dollar amounts due to the effects of its previously announced corporate realignment plan.

Sales and Marketing.    Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in sales, marketing, customer service and application engineering support functions. As a result of its corporate realignment plan, Multilink expects that sales and marketing expenses will decrease in 2003 in absolute dollar amounts as it executes on its corporate realignment plan.

General and Administrative.    General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, facilities, information services, human resources, recruiting, professional fees and other corporate expenses. Multilink expects that general and administrative expenses will decrease in 2003 in absolute dollar amounts due to the effects of its corporate realignment plan and various cost reduction programs that were initiated in 2001 with the purpose of maximizing the leverage within general and administrative functions.

Deferred Stock Compensation.    In connection with stock option and restricted stock grants to its employees, officers and directors, Multilink recorded deferred stock compensation. Deferred stock compensation represents the difference between the grant price and the fair value of the common stock underlying options and restricted stock granted during these periods. Deferred stock compensation is presented as a reduction of shareholders’ equity. Multilink is amortizing its deferred stock compensation using the graded vesting method, in accordance with FASB Interpretation No. 28, over the vesting period of each respective option, generally three to four years. Based on Multilink’s balance of deferred stock compensation as of March 31, 2003, Multilink estimates its amortization of deferred stock compensation for each of the periods below to be as follows:

Year Ending December 31,	Amount
(in thousands)
2003 (subsequent to March 31, 2003)	$879
2004	397

Total	$1,276

Approximately $0.2 million of the remaining amortization of deferred stock compensation will be charged to cost of revenues. Subsequent to its initial public offering, Multilink did not issue any stock options that required the recognition of any deferred stock compensation.

Net Income (Loss).    In addition to the items discussed above, net income (loss) also includes interest expense, other income, income or loss associated with Multilink’s equity investments and a provision or benefit for income taxes. Interest expense relates to interest associated with capital leases and equipment and software financings. Other income represents investment earnings on Multilink’s cash and cash equivalents and short-term investments.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2003 and 2002

Revenues.    Revenues decreased to $1.0 million for the three months ended March 31, 2003, compared with $10.1 million for the three months ended March 31, 2002. The decrease was due to a continuing dramatic decline in demand for products in Multilink’s sector generally, resulting in reduced component purchases by communications equipment manufacturers.

Gross Profit.    Cost of revenues, including less than $0.1 million of deferred stock compensation, decreased to $1.1 million for the three months ended March 31, 2003, compared with $6.0 million for the three months ended March 31, 2002. Gross profit as a percentage of revenues, or gross margin, decreased to a negative 19% for the three months ended March 31, 2003, compared with a positive 40% for the three months ended March 31, 2002. During the three months ended March 31, 2003, it accrued $0.2 million for the portion of a minimum purchase contract that Multilink believes is in excess of its requirements. Multilink’s lower sales volume and the accrual for this purchase contract were the most significant factors contributing to the gross margin reduction. Gross margin for the three months ended March 31, 2002 is favorably impacted by the sale of inventory, with a cost of $0.5 million, that was previously written down to its net realizable value during the first quarter of 2001. Gross margins were increased to 40% from 37% from the sale of this previously written down inventory. The inventory was written down during the first quarter of 2001 based upon information from the sole customer of the product that they were moving from GaAs to SiGe technology. The customer’s transition from GaAs to SiGe was delayed. Multilink does not expect any material orders for this product during 2003; however, it will continue to disclose the effect of such sales on gross margin.

Research and Development.    Research and development expenses, excluding deferred stock compensation, decreased to $7.3 million for the three months ended March 31, 2003, compared with $12.8 million for the three months ended March 31, 2002. As a percentage of revenues, research and development expenses increased to 765% for the three months ended March 31, 2003, compared with 127% for the three months March 31, 2002. The increase as a percent of revenues was due to the reduction in revenues discussed above. The decrease in absolute dollars is the result of Multilink’s focused spending on projects that it believes will be accretive to revenues in the near term, Multilink’s company-wide expense reduction programs and its corporate realignment program. Despite the reduction in communications equipment manufacturer spending, Multilink will continue to strategically invest in research and development and seek to build relationships with a global customer base of communications equipment manufacturers. Multilink is targeting investments in research and development on expanding its addressable markets to include Metro/Access and Enterprise applications. Multilink’s research and development spending will be reduced if forecasted 2003 revenues do not meet its expectations.

During the three months ended March 31, 2003, stock based compensation expense associated with research and development decreased to $0.5 million as compared with $1.4 million during the three months ended March 31, 2002. The decrease is due to headcount reductions as a result of Multilink’s corporate realignment plan and the acceleration of stock based compensation expense during the three months ended September 30, 2002 in connection with Multilink’s stock option exchange program. As a result of Multilink’s stock option exchange program, there is less deferred stock compensation that remains to be amortized into the consolidated statement of operations.

Sales and Marketing.    Sales and marketing expenses, excluding deferred stock compensation, decreased to $1.8 million for the three months ended March 31, 2003, compared with $3.9 million for the three months ended March 31, 2002. As a percentage of revenues, sales and marketing expenses increased to 192% for the three months ended March 31, 2003, compared with 39% for the three months ended March 31, 2002. The increase as a percentage of revenues is due primarily to the reduced revenues discussed above. The decrease in absolute dollars is the result of Multilink’s company-wide expense reduction programs and its corporate realignment program. The decrease in stock-based compensation expense associated with sales and marketing expenses during 2003 compared with 2002 is due to the same reasons discussed above under research and development.

General and Administrative.    General and administrative expenses, excluding deferred stock compensation, decreased to $1.7 million for the three months ended March 31, 2003, compared with $2.4 million for the three months ended March 31, 2002. As a percentage of revenues, general and administrative expenses were 176% for the three months ended March 31, 2003, compared with 24% for the three months ended March 31, 2002. The decrease in absolute dollars was due primarily to Multilink’s focused efforts to leverage its general and administrative expenses by reducing spending and the execution of its corporate realignment plan. The decrease in stock-based compensation expense associated with general and administrative expenses during 2003 compared with 2002 is due to the same reasons discussed above under research and development.

Deferred Stock Compensation.    Operating expenses included amortization of deferred stock compensation of $0.7 million for the three months ended March 31, 2003, compared with $2.2 million for the three months ended March 31, 2002. The decrease is due to (i) a greater proportion of deferred stock compensation expense being recognized earlier in the vesting period, (ii) the cancellation of options due to employee terminations in connection with Multilink’s realignment plan and (iii) the reduction in deferred stock compensation as a result of accelerating the amortization of expense during the three months ended September 30, 2002 relating to options that were tendered in connection with Multilink’s stock option exchange program. Since its initial public offering in June 2001, Multilink has not issued any stock options with an exercise price below fair value that would require the recognition of any deferred stock compensation. Multilink has issued restricted stock to certain of its employees. The deferred stock compensation associated with these restricted stock grants is being amortized over the vesting period, which generally ranges from six months to three years. The deferred stock compensation associated with the restricted stock grants will increase deferred stock compensation expense in future quarters.

In June 2002 Multilink initiated a voluntary stock option exchange program to its employees, officers and board members located in the United States and Europe. The program commenced on June 24, 2002, and as amended in July 2002, participants were able to tender for cancellation stock options to purchase Multilink Class A common stock that have an exercise price equal to or greater than $13.50 per share (calculated after giving effect to the one-for-ten reverse stock split) for replacement options to purchase Class A common stock to be granted on a date which is at least six months plus one day from the date of cancellation of the tendered options. The cancellation date was August 30, 2002. On March 3, 2003, 718,530 replacement options were granted with an exercise price of $1.98, which was equal to the market price of Multilink Class A common stock on such date. The remaining terms and conditions of the replacement options, including the vesting schedules, are substantially the same as the terms and conditions of the options cancelled.

Investment Impairments and Related Charges.    During the three months ended March 31, 2003, Multilink recorded an impairment charge of $0.3 million associated with its investment in Innovative Processing AG (“IPAG”). Multilink believes that the reduction in the value of its investment in IPAG is other than temporary. IPAG is an optical component start-up company and is subject to many of the same industry risks as Multilink.

In determining whether its investment in IPAG was impaired, Multilink considered several factors such as, but not limited to, the reduction in market valuations for optical component companies, the continued reduction in spending by communications equipment manufacturers, the historical and forecasted operating results of IPAG and changes in technology. Upon review of these and other qualitative and quantitative factors, Multilink concluded that its investment in IPAG was impaired.

Corporate Realignment.    During the three months ended March 31, 2003, Multilink decided to accelerate the closure of one of its facilities. When Multilink originally recorded the realignment charge for this closure during the three months ended December 31, 2002, Multilink had planned on closing this facility sometime during the middle of 2003. As a result of its decision to accelerate the closure date to March 30, 2003, Multilink recorded severance and lease expenses of $0.2 million in excess of its original estimates.

Based upon headcount reductions associated with Multilink’s realignment plan, attrition in the normal course of business and expected headcount reductions as a result of its continuing efforts to reduce expenses across all functions, Multilink anticipates that its worldwide headcount will decrease to less than 100 people by June 30, 2003. The headcount reductions will occur at all of Multilink’s locations in Europe, Israel and the United States. Generally, as attrition occurs, Multilink is allocating current resources to fill the vacancies. Multilink has estimated that the total cash cost of the realignment plan is approximately $4.9 million and that the plan, combined with its other cost saving initiatives, will contribute approximately $35.0 million of annual cash savings. The estimated remaining cash outflows related to the plan are expected to be $1.6 million for the remainder of 2003, less than $0.6 million in 2004 and $0.7 million thereafter. The estimated cash outflow and annual cash savings related to the plan will, however, be negatively impacted if it takes Multilink longer than anticipated to sublease some of its closed facilities or if its planned terminations are delayed.

Other Income and Expenses, Net.    Other income decreased to $0.1 million for the three months ended March 31, 2003, compared with $0.4 million for the three months ended March 31, 2002. The decrease is due primarily to higher interest expense resulting from software and equipment financings during 2001 and the first half of 2002 and lower interest income as a result of having a lower average cash and short-term investment balance. Multilink expects that other income will continue to decrease as its cash and short-term investments decrease during 2003, offset by a decrease in interest expense related to software and equipment financing.

Net Income (Loss).    Net loss increased to $12.2 million for the three months ended March 31, 2003, compared with $10.5 million for the three months ended March 31, 2002. The increase in net loss is predominantly due to the items discussed above including the reduction in revenue and the corresponding decrease in gross profit, discontinuing the recognition of a deferred tax benefit offset by Multilink’s reduced spending in all areas. During the three months ended March 31, 2002, Multilink recognized a tax benefit of $6.4 million. During the three months ended June 30, 2002, Multilink concluded that significant uncertainty existed surrounding the recoverability of its deferred tax assets.

On a quarterly basis, Multilink assesses the recoverability of its deferred tax assets by reviewing a number of factors, including operating trends, the scheduled reversal of deferred tax liabilities and future projections of taxable income, to determine whether a valuation allowance is required to reduce such deferred tax assets to an amount that is more likely than not to be realized. Multilink considered the following factors in assessing the recoverability of its deferred tax assets: (i) further announced reductions in 2002 capital spending by the major telecommunication service providers and industry analysts forecasting a further reduction in capital spending in 2003, (ii) significant workforce reductions within the telecommunications and related industries, (iii) continued poor visibility of customer orders, (iv) a depressed capital market which makes obtaining new capital difficult and (v) a lower than expected demand for 10 gigabit products.

Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, Multilink believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Accordingly, Multilink continues to record a valuation allowance equal to its deferred tax assets.

Years Ended December 31, 2002 and 2001

Revenues.    Revenues decreased to $18.3 million in 2002, compared with $130.5 million in 2001. The decrease was due to a continuing dramatic decline in demand for products in Multilink’s sector generally, resulting in reduced component purchases by communications equipment manufacturers.

Gross Profit.    Cost of revenues decreased to $18.5 million in 2002, compared with $59.4 million in 2001. During 2002, cost of revenues included $1.6 million of deferred stock compensation. Gross margin decreased to negative 1% in 2002 compared with 54% in 2001. The significant reduction in gross margin during 2002 is partially a result of the significant charges, offset by certain credits, recorded against cost of revenues during 2002. The significant items that affected gross margin during 2002 and 2001 were as follows:

	Year Ended December 31, 2002		Year Ended December 31, 2001
	In $ (000’s omitted)	Effect on gross margin	In $ (000’s omitted)	Effect on gross margin
Total cost of revenues	$18,495	(1)%	$59,413	54%
Inventory write down and related charges	(5,747)	32%	(8,788)	7%
Manufacturing fixed asset impairment	(1,051)	6%	—	—
Deferred stock compensation	(1,550)	8%	(2,051)	2%
Accrual adjustments	1,038	(6)%	—	—
Sale of written-off inventory	735	(4)%
Cancellation fees (displayed herein as a reduction in revenues)	—	(1)%	—	—

Adjusted cost of revenues	$11,920	34%	$48,574	63%

Excluding the impact of the above-mentioned items, gross margins would have been 34% and 63% during 2002 and 2001, respectively. As discussed above, the decrease in gross margin is due to the decrease in sales volume as a result of reduced spending by communications equipment manufacturers.

Inclusive of the above-mentioned items, the decrease in gross margin was due predominantly to $5.7 million of inventory charges to reduce inventories to their net realizable value and to write off an advance made to a supplier. Included in the $5.7 million is a $4.8 million inventory write-down. The inventory was written down to its net realizable value based upon Multilink’s determination that excess quantities of certain modules and raw materials existed. The excess quantities of the modules are the result of forecasted demand not developing as expected and the introduction of two new modules. The new modules have enhanced performance and cost less to produce thereby rendering the prior modules obsolete. Accordingly, after allowing for forecasted demand and warranty issues, Multilink wrote down this product to its net realizable value. Certain raw materials were also written down based upon the reduction in forecasted demand for the finished goods that these raw materials were used to manufacture. The remaining raw materials in excess of required demand have no alternative uses and therefore will be disposed.

As part of its corporate realignment plan, Multilink discontinued manufacturing transponders. As a result of this decision, Multilink wrote down $0.4 million of transponder raw material inventory to its net realizable value. Multilink has no alternative uses for these raw materials. Also included in this inventory charge is $0.5 million that represents an advance made to a finished goods supplier in 2000. Multilink agreed to reduce amounts owing under the advance by receiving a discount on purchases it made from the supplier. Multilink’s agreement stated

that if it did not make sufficient purchases to utilize the entire advance through such discounts, it would not require the supplier to repay the remaining balance. Based upon its review of forecasted demand for the products that this supplier manufactures, Multilink believes that it is unlikely that it will utilize the remaining advance.

In conjunction with the lower forecasted demand discussed above, Multilink performed an impairment analysis of its manufacturing assets. Based upon review of future undiscounted cash flows, which indicated impairment, Multilink recorded a $1.1 million impairment charge to write down these assets, which are all equipment, to their fair value. Fair value was predominantly determined based upon used equipment prices quoted by independent third parties.

The foregoing charges were offset by the reversal of $1.0 million of certain accruals and the sale of inventory, with a cost of $0.7 million that was previously written down to its net realizable value during the first quarter of 2001. The $1.0 million of accrual reversals pertains to accruals that existed at December 31, 2001. During 2002, when final information used to determine the adequacy of these accruals was obtained, the accruals were adjusted accordingly. The sale of previously written down inventory relates to inventory that was written down during the first quarter of 2001 based upon information from the sole customer that it was moving from GaAs to SiGe technology. The customer’s transition from GaAs to SiGe has been delayed resulting in immaterial purchases of this inventory by the customer. Multilink does not expect any material orders for this product during 2003; however, it will continue to disclose the effect of such sales on gross margin.

During 2002, stock-based compensation expense associated with cost of revenues decreased $0.5 million compared to 2001. The decrease in stock-based compensation expense in 2002 compared with the comparable period in 2001 is due predominantly to headcount reductions and the reduction in the rate of amortization of deferred stock-based compensation as a result of being further into vesting periods. As the vesting period progresses, the amount of deferred stock-based compensation amortized into expense decreases. As discussed below, stock-based compensation includes additional charges of $0.3 million relating to stock-based compensation that was accelerated into the statement of operations as a result of Multilink’s stock option exchange program that concluded on August 30, 2002.

Included in the $8.8 million inventory charge during 2001 is a $4.3 million inventory write-down required as a result of a migration by certain of Multilink’s customers from GaAs-based products to comparable SiGe-based products. Also included in this inventory charge is $3.4 million relating to order cancellations as a result of decreased carrier spending, $0.6 million that relates to inventory shrink and lower than expected production yields of consigned inventories located at Multilink’s finished goods suppliers and $0.5 million of raw materials used in a previous generation of Multilink’s transponder that is no longer being utilized in the newer, more advanced version of its transponder.

Research and Development.    Research and development expenses, excluding deferred stock compensation, decreased to $46.1 million in 2002, compared with $54.7 million in 2001. As a percentage of revenues, research and development expenses increased to 253% in 2002, compared with 42% in 2001. The increase in research and development expenses as a percent of revenues was due to the significant reduction in Multilink’s revenues during this period. The decrease in absolute dollars is the result of Multilink’s focused spending on projects that it believes will be accretive to revenues in the near term, Multilink’s company-wide expense reduction programs and its corporate realignment program. The decrease in absolute dollars is partially due to the reversal of an accrual of $1.2 million during 2002. Additional data was obtained which provided Multilink with enough information to adjust these accruals downward. Despite the reduction in communications equipment manufacturer spending, Multilink will continue to strategically invest in research and development and seek to build relationships with a global customer base of communications equipment manufacturers. Multilink is targeting investments in research and development on expanding its addressable markets to include Metro/Access and Enterprise applications. Multilink’s research and development spending will be adversely impacted if forecasted 2003 revenues do not meet its expectations.

During 2002, stock-based compensation expense associated with research and development increased $1.5 as compared to 2001. The increase was due to restricted stock grants to engineering personnel and the acceleration of $1.3 million of additional expense. The additional stock compensation expense relates to deferred stock-based compensation that was accelerated into the statement of operations as a result of Multilink’s stock option exchange program that concluded on August 30, 2002.

Sales and Marketing.    Sales and marketing expenses, excluding deferred stock compensation, decreased to $12.4 million in 2002, compared with $17.4 million in 2001. As a percentage of revenues, sales and marketing expenses increased to 68% during 2002, compared with 13% during 2001. The decrease in absolute dollars was due primarily to Multilink’s concentrated effort to reduce expenses as it began to execute on its corporate realignment plan. The increase in sales and marketing expense as a percentage of revenues is due to the reduced revenues discussed above.

In conjunction with its stock option exchange program, Multilink accelerated $0.5 million of stock-based compensation into the statement of operations relating to option grants to sales and marketing personnel that were tendered as part of the option exchange. After adjusting for the accelerated expense associated with Multilink’s stock option exchange program, the decrease in stock-based compensation expense associated with sales and marketing expenses during 2002 compared with 2001 is due predominantly to the reduction in the rate of amortization of deferred stock-based compensation as a result of being further into vesting periods and headcount reductions. As the vesting period progresses, the amount of deferred stock-based compensation amortized into expense decreases.

General and Administrative.    General and administrative expenses, excluding deferred stock compensation, decreased to $7.7 million in 2002, compared with $11.8 million in 2001. As a percentage of revenues, general and administrative expenses were 42% in 2002, compared with 9% in 2001. The decrease in absolute dollars was primarily due to Multilink’s focused efforts to leverage its general and administrative expenses by reducing spending and the execution of its corporate realignment plan. The increase in general and administrative expense as a percentage of revenues is due to the reduced revenues discussed above.

In conjunction with its stock option exchange program, Multilink accelerated $0.5 million of stock-based compensation into the statement of operations relating to option grants to general and administrative personnel that were tendered as part of the option exchange. The decrease in stock-based compensation expense associated with general and administrative expenses during 2002 compared with 2001 is due to the same reasons discussed above under sales and marketing.

Deferred Stock Compensation.    Operating expenses included amortization of deferred stock compensation of $11.2 million in 2002, compared with $9.9 million in 2001. As discussed below, the increase is due predominantly to Multilink’s stock option exchange program.

As previously disclosed herein, in June 2002 Multilink initiated a voluntary stock option exchange program to its employees, officers and board members located in the United States and Europe. The program commenced on June 24, 2002, and as amended in July 2002, participants were able to tender for cancellation stock options to purchase Multilink Class A common stock that have an exercise price equal to or greater than $13.50 per share (calculated after giving effect to the one-for-ten reverse stock split) for replacement options to purchase Class A common stock to be granted on a date which is at least six months plus one day from the date of cancellation of the tendered options. The cancellation date was August 30, 2002. On March 3, 2003, replacement options to purchase a total of 718,530 shares of Multilink Class A common stock were granted with an exercise price of $1.98, which was equal to the market price of Multilink Class A common stock on such date. The remaining terms and conditions of the replacement options, including the vesting schedules, are substantially the same as the terms and conditions of the options cancelled. During 2002, $2.6 million of deferred stock compensation associated with the stock options that were tendered in connection with this offer was accelerated into Multilink’s statement of operations.

Deferred stock compensation associated with stock options decreased offset by deferred stock compensation associated with restricted stock grants since 2001. The decrease in the deferred stock compensation associated with stock options is due to a greater proportion of deferred stock compensation expense being recognized earlier in the vesting period and the cancellation of options due to employee terminations. Under the graded vesting method of amortization, a greater proportion of deferred stock compensation is recorded in the earlier years of the vesting period. Since the most significant portion of deferred stock-based compensation was recorded on option grants in 2000 and early 2001, much of the deferred stock-based compensation associated with these grants has already been amortized as expense. Since its initial public offering in June 2001, Multilink has not issued any stock options with an exercise price below fair value that would require the recognition of any deferred stock compensation. Multilink has, however, issued restricted stock to certain of its employees. The deferred stock compensation associated with these restricted stock grants is being amortized over the vesting period, which generally ranges from six months to three years. The deferred stock compensation associated with the restricted stock grants will increase deferred stock compensation expense in future quarters.

Investment Impairments and Related Charges.    During 2002, Multilink recorded impairment and related charges associated with its investments in ASIP and IMC. ASIP is a privately held, optical device start-up company that is subject to many of the same risks as Multilink. Multilink accounts for its investment in ASIP under the equity method of accounting. During 2002, Multilink recorded a $3.5 million charge associated with its relationship with ASIP. This charge consists of (i) an impairment charge on the remaining net investment balance of $0.4 million, (ii) a $0.7 million write off of goodwill associated with the ASIP investment and (iii) a $2.4 million asset impairment charge on equipment that was consigned to ASIP in accordance with an existing development and license agreement that expires in May 2003.

In determining whether its investment in ASIP and related goodwill was impaired, Multilink considered several factors such as, but not limited to, the reduction in market valuations for optical device companies, the continued reduction in spending by communications equipment manufacturers, the historical and forecasted operating results of ASIP and changes in technology. Upon review of these and other qualitative and quantitative factors, Multilink concluded that its remaining net investment in ASIP and corresponding goodwill was impaired. Multilink also performed a recoverability analysis of the consigned equipment at ASIP. Multilink has no alternative uses for this equipment and cannot project any future cash flows from such equipment. Accordingly, Multilink recorded an asset impairment charge to write down the consigned equipment to fair value.

Multilink has also provided a guarantee for a facility lease of ASIP. The guarantee is through December 31, 2005, provided that ASIP continues to meet all terms and conditions of the lease. Assuming that ASIP is current on their lease payments, the total remaining lease payments to be made by ASIP during the guarantee period are $1.0 million. Because the likelihood that Multilink would have to satisfy this guarantee is not probable, no liability has been recorded for the guarantee. In addition, Multilink is obligated to incur an additional $1.0 million of development expenses and to expend an additional $0.8 million for capital in accordance with the development and license agreement.

Also during 2002, Multilink recognized an other than temporary reduction in the value of its investment in IMC. Multilink reduced the carrying value of its investment in IMC by $1.4 million from an original cost basis of $1.6 million. IMC is an optical device company and is subject to many of the same industry risks as Multilink. Multilink concluded that a write down was required as a result of market valuation reductions in Multilink’s and IMC’s industries, coupled with new financial projections received from IMC.

Corporate Realignment.    During 2002, Multilink recorded an $11.0 million charge in connection with the corporate realignment plan that it announced in August 2002. Multilink commenced this plan to create a more efficient cost structure and realign its business to reflect the current telecommunication market environment, which will permit Multilink to focus its employees on its key business strategies. The major initiatives of the plan include a reduction of 40 to 45 percent in Multilink’s worldwide headcount, the consolidation of facilities through the closure of certain locations and the reduction in the level of activity at other locations. The headcount reduction portion of the plan was substantially completed by December 2002 and is expected to be fully completed by September 2003. During the three months ended September 30, 2002, Multilink recorded $12.3 million of this charge. The charge includes (i) $1.9 million for workforce reductions that represents predominantly severance costs, (ii) $3.9 million predominantly representing lease termination costs relating to the consolidation of facilities through closure of certain locations and/or a reduction in the level of activity at other locations and (iii) asset impairment charges of $6.5 million. As a result of the employee terminations associated with the realignment plan, a portion of Multilink’s purchased research and development software, equipment and leasehold improvements will not be fully utilized. The asset write down charge of $6.5 million was determined upon the review of the future undiscounted cash flows related primarily to purchased research and development software, equipment and leasehold improvements. Multilink concluded that an impairment charge was necessary to write down these assets to their fair value.

During the three months ended December 31, 2002, Multilink expanded the plan by deciding to close additional facilities in addition to those already included in the charge recorded during the third quarter of 2002. During the three months ended December 31, 2002, Multilink recorded a net credit of $1.3 million to the realignment charge. This net credit represents (i) asset impairment charges of $0.6 million relating predominantly to research and development equipment as determined upon the review of the future undiscounted cash flows related to such assets, (ii) $0.3 million of lease costs resulting from the decision to close or consolidate additional facilities, (iii) a credit of $1.4 million resulting from favorable contract termination costs and (iv) a $0.8 million credit as a result of a favorable settlement for certain software licenses that were financed with the vendor. Multilink recognized the $1.4 million from favorable contract termination costs because it successfully negotiated a reduction in certain liabilities recorded during the three months ended September 30, 2002 relating to three operating facility leases and one purchase contract. When these liabilities were originally recorded, Multilink recorded a liability for the expected cost of terminating these contracts. In regard to operating leases for facilities, Multilink recorded a liability for the remaining lease term less estimated sublease income and for the purchase contract, Multilink recorded a liability for the quantity of test boards that it believed would not be purchased. Multilink expects to purchase less test boards as a result of the headcount reductions and the rationalization of its research and development resources to different projects in accordance with its realignment plan. Multilink successfully negotiated favorable termination settlements for the three facility operating leases and the purchase commitment contract. Multilink settled these liabilities for $1.4 million less than originally estimated. The $0.8 million is the result of favorable negotiations with a software vendor relating to financed software licenses. Multilink successfully negotiated a reduction in the remaining financed obligation and recorded such amount as a credit to the asset write down charge.

Upon completion of the plan, Multilink anticipates that its worldwide headcount will decrease to approximately 150 people as compared to 382 at December 31, 2001. The headcount reductions will occur at all of Multilink’s locations in Europe, Israel and the United States. This reduction in headcount is due to both terminations in accordance with Multilink’s realignment plan and attrition in the normal course of business. Generally, as attrition occurs, Multilink is allocating current resources to fill the vacancies. After adjusting for the favorable contract terminations discussed above, Multilink has estimated that the total cash cost of the realignment plan is approximately $4.7 million and that the plan, combined with its other cost saving initiatives, will contribute approximately $35.0 million of annual cash savings. The estimated remaining cash outflows related to the plan are expected to be $2.2 million in 2003, less than $0.6 million in 2004 and $0.7 million thereafter. The estimated cash outflow and annual cash savings related to the plan will, however, be negatively impacted if it takes Multilink longer than anticipated to sublease some of its closed facilities or if Multilink’s planned terminations are delayed.

Other Income and Expenses, Net.    Other income decreased to $0.4 million in 2002, compared with $1.0 million in 2001. The decrease is due primarily to higher interest expense resulting from software and equipment financings during 2001 and the first half of 2002 and lower interest income as a result of having a lower average cash and short term investment balance during 2002, as compared to 2001 which included proceeds of Multilink’s June 2001 initial public offering. Multilink expects that other income will continue to decrease as its cash and short term investments decrease during 2003, offset by a decrease in interest expense related to software and equipment financing.

Net Income (Loss).    Net loss was $106.2 million in 2002, compared with $12.4 million in 2001. The increase in net loss is predominantly due to the items discussed above including the reduction in revenue and the corresponding decrease in gross profit, corporate realignment expenses, the inventory write downs and related charges, investment impairments and related charges and the fixed asset impairment charge. In addition to the items discussed above, the net loss is also increased by Multilink’s recognition of a valuation allowance against all of its deferred tax assets.

During the three months ended June 30, 2002, Multilink concluded that significant uncertainty existed surrounding the recoverability of its deferred tax assets. On a quarterly basis, Multilink assesses the recoverability of its deferred tax assets by reviewing a number of factors, including operating trends, the scheduled reversal of deferred tax liabilities and future projections of taxable income, to determine whether a valuation allowance is required to reduce such deferred tax assets to an amount that is more likely than not to be realized. Multilink considered the following factors that occurred during the three months ended June 30, 2002 in assessing the recoverability of its deferred tax assets: (i) further announced reductions in 2002 capital spending by the major telecommunication service providers and industry analysts forecasting a further reduction in capital spending in 2003, (ii) significant workforce reductions within the telecommunications and related industries, (iii) continued poor visibility of customer orders, (iv) a depressed capital market which makes obtaining new capital difficult and (v) a lower than expected demand for 10 gigabit products.

Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, Multilink believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Accordingly, during 2002, Multilink recorded a valuation allowance equal to its deferred tax assets. As a result of recording the valuation allowance, $12.2 million was charged against additional paid-in capital. The $12.2 million charge represents deferred tax assets that were recorded as a result of employee stock option and warrant exercises. The $12.2 million benefit was originally recorded as a credit to additional paid-in capital and not as a credit to the income tax benefit.

Years Ended December 31, 2001 and 2000

Revenues.    Revenues increased to $130.5 million in 2001, compared with $72.7 million in 2000. The increase was due to higher unit volume shipments of integrated circuits, modules and higher-level assemblies to existing and new customers and the introduction of new products. Sales of modules and higher-level assemblies accounted for approximately 60% of revenues in 2001.

Gross Profit.    Cost of revenues, including $2.1 million of deferred stock compensation, increased to $59.4 million in 2001, compared with $27.9 million in 2000. Gross profit as a percentage of revenues, or gross margin, decreased to 54% in 2001 compared with 62% in 2000. The decrease in gross margin was due predominantly to (i) increased deferred stock compensation of $1.2 million due to stock option grants to manufacturing employees coupled with increased manufacturing headcount and (ii) $8.8 million of charges to reduce inventories to their net realizable value and to record order cancellation charges due to Multilink’s vendors. Included in the $8.8 million is a $4.3 million inventory write-down required as a result of a migration by certain of Multilink’s customers from GaAs-based products to SiGe-based comparable products. This has resulted in cancellation of orders by certain customers, the most significant of which was by Alcatel’s submarine networks division, which has moved to a new design system more rapidly than expected, and certain other customers indicating that they will be utilizing SiGe products instead of GaAs products in the future. This inventory charge also includes a $3.4 million inventory write-down required as a result of order cancellations as a result of decreased spending by telecommunication service providers. Also included in this inventory charge is $0.6 million that relates to consigned inventories located at Multilink’s finished goods suppliers. The charge is the result of inventory shrink and lower than expected production yields during the three months ended March 31, 2001 at these finished goods suppliers. Multilink performed procedures to ensure that the entire charge is associated with the first quarter of 2001 including conducting a physical count of the consigned inventory during the fourth quarter of 2000. Multilink identified this inventory shortage as its suppliers’ utilized consigned raw materials for the production of Multilink’s products. As the consigned raw material inventory balance was reduced, Multilink realized that a discrepancy existed between its perpetual records and the actual physical quantity on hand at its suppliers’ locations. Multilink will no longer consign inventory to these suppliers as Multilink is allowing these suppliers to purchase their own raw materials to manufacture Multilink’s finished good products. This will improve cash flows by maintaining lower raw material inventory levels. The remaining inventory charge of $0.5 million represents raw materials used in a previous generation of Multilink’s transponder that is no longer being utilized in the newer, more advanced version of Multilink’s transponder.

Excluding the impact of the $8.8 million inventory charge and of deferred stock compensation, gross margins would have been 63% in 2001 and 2000.

Research and Development.    Research and development expenses, excluding deferred stock compensation, increased to $54.7 million in 2001 compared with $24.6 million in 2000. As a percentage of revenues, research and development expenses increased to 42% in 2001 compared with 34% in 2000. The increase in both dollars and as a percent of revenues was due primarily to the addition of engineering personnel in the United States and three new research and development centers located within Europe and Israel as Multilink continues the development of new products to support revenue growth, costs associated with a joint development agreement that Multilink entered into during May 2000 and depreciation and amortization on research and development equipment and software purchased during late 2000 and early 2001. A significant portion of the 2001 research and development spending was on complex VLSI devices that perform critical edge framing and client aggregation functions and for high speed CMOS to drive integration of these functions across the entire line card.

Stock-based compensation expense associated with research and development increased $2.5 million due to stock option grants to engineering personnel coupled with increased headcount.

Sales and Marketing.    Sales and marketing expenses, excluding deferred stock compensation, increased to $17.4 million in 2001 compared with $7.1 million in 2000. As a percentage of revenues, sales and marketing expenses increased to 13% in 2001 compared with 10% in 2000. The increase in both dollars and as a percent of revenues was due primarily to the addition of sales and marketing and application engineering personnel as Multilink has begun to expand its internal domestic and international sales force. Stock-based compensation expense associated with sales and marketing increased $1.5 million due to stock option grants to sales and marketing personnel coupled with increased headcount.

General and Administrative.    General and administrative expenses, excluding deferred stock compensation, increased to $11.8 million in 2001 compared with $7.6 million in 2000. As a percentage of revenues, general and administrative were 9% in 2001 compared with 10% in 2000. The increase in dollars was due primarily to the addition of personnel in the latter half of 2000 and the associated payroll and related costs within the areas of senior management, finance and human resources. The decrease as a percentage of revenues is due to getting better leverage of such costs in 2001. There was no material change in stock-based compensation expense associated with general and administrative expenses.

Deferred Stock Compensation.    Operating expenses included amortization of deferred stock compensation of $9.9 in 2001 compared with $6.1 in 2000 due to a greater number of option grants to new and existing employees and a full year of amortization of deferred stock compensation associated with 2000 option grants.

Other Income and Expenses, Net.    Other income decreased to $1.0 million in 2001 compared with other income of $1.6 in 2000. The decrease was due primarily due to higher interest expense resulting from software and equipment financings during 2001 and $0.7 million of losses from Multilink’s investment accounted for under the equity method of accounting.

Net Income (Loss).    Net loss increased to $12.4 million in 2001 compared with $3.7 million in 2000. The increase in net loss is predominantly due to the items discussed above including the inventory write-off, increased spending in the areas of research and development, sales and marketing and general and administrative and an increase in deferred stock compensation expense offset by an income tax benefit. The tax benefit was predominantly created as a result of Multilink’s determination that the valuation allowance against its deferred tax assets was no longer necessary coupled with the current year net loss.

LIQUIDITY AND CAPITAL RESOURCES

A summary of Multilink’s contractual obligations and commercial commitments as of March 31, 2003 are as follows:

	Total Obligation	Amounts Due In
Obligation		2003 (after March 31)	2004	2005 and thereafter
	(Amounts in thousands)
Software and equipment financing	$7,114	$2,843	$3,199	$1,072
Capital lease obligations	44	44	—	—
Operating leases	9,274	2,646	2,860	3,768
Guarantees(1)	895	—	—	—
Unconditional purchase obligations	1,013	1,013	—	—

Total obligations	$18,340	$6,546	$6,059	$4,840

(1)	During April 2001, Multilink guaranteed a facility lease for ASIP. The guarantee is through December 31, 2005 provided that ASIP continues to meet all terms and conditions of the lease. The total remaining lease payments to be made by ASIP during the guarantee period are $0.9 million. Because the likelihood that Multilink will have to satisfy this guarantee is not probable, no liability has been recorded for the guarantee and Multilink cannot project when or if it will have to satisfy such guarantee.

As of March 31, 2003, Multilink had cash and cash equivalents and short-term investments of $36.2 million. As of December 31, 2002, Multilink had cash and cash equivalents and short-term investments of $47.6 million.

Cash used in operating activities was $10.2 million during the three months ended March 31, 2003 compared with cash provided by operations of $0.2 million during the three months ended March 31, 2002. Net loss of $12.2 million includes non-cash charges of $2.1 million for depreciation and amortization, $0.7 million for amortization of deferred stock compensation, $0.3 million of investment impairments and $0.2 million for the additional corporate realignment charge discussed above. Cash used in operating activities was $33.7 million during 2002 compared with cash provided by operations of $5.9 million during 2001. Net loss of $106.2 million includes $11.0 million of corporate realignment charges and non-cash charges of $11 7 million for depreciation and amortization, $12.7 million for amortization of deferred stock compensation, $1.1 million of asset impairment charges that are not included in the corporate realignment charge, $5.7 million of inventory write down and related charges, $4.9 million of investment impairments and related charges and deferred tax expense of $14.5 million. The increase in cash used in operating activities is due to the significant reduction in revenues discussed above. The increase in cash used in operating activities is due to the significant reduction in revenues discussed above.

Cash provided by investing activities was $9.2 million for the three months ended March 31, 2003 compared with $11.9 million of cash used in investing activities for the three months ended March 31, 2002. The increase in cash provided by investing activities is due to the net sale of $9.0 million of marketable securities during the first quarter of 2003 as compared with a net purchase of $10.8 million of marketable securities during the first quarter of 2002, coupled with a decrease in fixed asset purchases and proceeds from the sale of fixed assets. Cash provided by investing activities increased to $21.6 million for 2002 from $62.4 million of cash used in investing activities for 2001. The increase is due to the net sale of $27.9 million of marketable securities during 2002 as compared with a net purchase of $42.8 million of marketable securities during 2001, coupled with a decrease in fixed asset purchases. In addition, during 2001, Multilink made $2.0 million of investments in non-marketable securities (ASIP and IPAG). The proceeds from the sale of marketable securities were used predominantly for operating purposes and to pay certain financing obligations that were due.

Cash used in financing activities was $1.4 million for the three months ended March 31, 2003 compared with $0.5 million during the three months ended March 31, 2002. The increase in cash used by financing activities is due to a decrease in stock option exercises during the first quarter of 2003, an increase in Multilink’s debt payments due to software and equipment financings that were entered into during the first half of 2002, and a decrease in the restricted cash balance required as a result of the terms of Multilink’s credit facility discussed below. Cash used in financing activities was $5.1 million for 2002 compared with $77.1 million of cash provided by financing activities for 2001. The decrease in cash provided by financing activities is predominantly due to the proceeds from Multilink’s initial public offering in June 2001. During 2002, Multilink’s debt payments increased due to software and equipment financings that it entered into during the latter part of 2001 and during the first half of 2002. In addition, Multilink made a $0.5 million loan to its Co-Chairman and Executive Vice President. The loan was made to assist the officer with the purchase of a new home upon his transfer from Multilink’s European headquarters in Germany to its California facility. In October 2002, Multilink entered into a separation agreement with this officer, which was amended in December 2002, requiring a $125,000 separation payment, the vesting of the officer’s unvested stock options and the extension of the exercise period to 18 months for all options, the payment of COBRA benefits for up to six months, and the reimbursement of up to $25,000 for relocation expenses. During December 2002, the officer fully paid all outstanding principal and interest due under the promissory note and Multilink paid severance and adjusted the officer’s options according to the separation agreement.

During 2002, Multilink secured financing of $7.2 million through vendor financings and negotiated extended payment terms (generally payable within 12 months from purchase date) for another $2.6 million for some of its equipment and software needs. Multilink also received $1.3 million of proceeds from the exercise of employee stock options.

During April 2002, Multilink entered into an unsecured $6.0 million credit facility which was amended in December 2002. The agreement provided for two separate draw downs, referred to as Tranche A and Tranche B, and required that Multilink maintains (i) a liabilities to tangible net worth ratio of .50 to 1, (ii) a minimum cash balance of $50 million and (iii) at least $12 million invested at the financial institution. During December 2002, Multilink amended this facility to eliminate these covenants, remove the draw down ability for Tranche B and to cash secure the outstanding balance under Tranche A. The cash collateral is equal to 110% of the amount outstanding under the facility. No further amounts will be borrowed under this facility.

As of March 31, 2003, cash equivalents of $2.7 million were considered restricted and are held as collateral pursuant to the amended credit facility and $2.5 million was outstanding under Tranche A described above, of which $1.2 million, plus interest, is due within the next 12 months. As of December 31, 2002, cash equivalents of $3.1 million were considered restricted and is held as collateral pursuant to the amended credit facility and $2.8 million was outstanding under Tranche A described above, of which $1.2 million, plus interest, is due within the next 12 months. Interest under this facility is fixed at 4.0 percent per annum.

Multilink operates in the semiconductor industry, which is cyclical and subject to rapid technological change and evolving industry standards. The semiconductor industry is currently experiencing a significant downturn. This downturn is characterized by diminished product demand, excess customer inventories and excess production capacity. These factors have caused a substantial decrease in Multilink’s revenues and in its results of operations. For example, during the first quarter of 2003 Multilink reported a net loss of $12.2 million and, as compared to the year ended 2002, reported a net reduction in cash, cash equivalents and short-term investments of $11.4 million and a reduction in shareholders’ equity of $11.4 million. The substantial decrease in cash, cash equivalents and short-term investments is predominantly due to cash used in operations and for debt service requirements. At March 31, 2003, Multilink had cash, cash equivalents and short-term investments of $36.2 million and working capital of $21.3 million. Cash and cash equivalents and short-term investments are expected to decrease throughout 2003. Multilink expects that its net cash usage will range from $36 to $38 million during 2003. Given the short maturity of Multilink’s short-term investments and their high liquidity, a material change in interest rates will not materially affect its liquidity.

The current downturn and future downturns in the semiconductor industry may be severe and prolonged, and any failure of this industry to recover from the current downturn will seriously impact Multilink’s revenue and harm its business, financial condition and results of operations. Multilink will continue to experience losses and use its cash, cash equivalents and short-term investments if it does not receive sufficient product orders and its costs are not controlled. Multilink will continue to (i) focus on cash preservation and expense reductions, (ii) expand market share with existing and new products by focusing on its strength in mixed signal and digital signal processing technology, (iii) rationalize research and development spending on projects that will be accretive to revenues in the near term and (iv) secure system design wins with Tier I and emerging communication equipment and optical module manufacturers.

As a result of the continuing significant economic slowdown and the related uncertainties in the technology sector and semiconductor industry, Multilink initiated its corporate realignment plan as discussed above. The plan included workforce reductions of approximately 150 employees, the consolidation of facilities through closure of certain locations, a reduction in the level of activity at other locations and asset impairment charges. Multilink recorded a charge during 2002 of $11.0 million associated with this realignment. The realignment plan will significantly reduce expenses and cash usage while permitting Multilink’s crucial personnel to focus on key business strategies such as expanding market share and securing design wins. Excluding the $4.9 million of cash necessary to execute the realignment plan, Multilink estimates that such plan, combined with the its other cost saving initiatives, will provide annual cash savings of approximately $35.0 million. During the second quarter ended June 30, 2003, Multilink decided to make further headcount reductions to reduce headcount to 60 employees by September 2003. Based upon its actual revenues being below management’s expectations coupled with having very limited visibility to future revenues, Multilink concluded that these reductions in headcount were necessary in order to reduce cash usage and to position it for the future. Accordingly, during the second quarter ended June 30, 2003, Multilink will record additional severance and termination benefit charges of approximately $1.5 million and asset impairment charges associated predominantly with purchased research and development software. Based upon headcount reductions associated with Multilink’s realignment plan, attrition in the normal course of business and headcount reductions as a result of Multilink’s continuing efforts to reduce expenses across all functions, Multilink’s headcount is expected to be approximately 60 employees by September 2003. The headcount reductions have occurred at all of Multilink’s locations in Europe, Israel and the United States.

Although Multilink undertook cost reduction programs and initiated its corporate realignment plan during 2002 to reduce expenses, it may still need additional capital. The market for its products has declined substantially; accordingly, Multilink will continue to utilize significant amounts of capital. In the event that Multilink is required, or elects, to raise additional funds, it may not be able to do so on favorable terms, if at all. Multilink’s inability to raise additional capital may result in the need to further restructure its operations. As an alternative to raising capital, Multilink has entered into a merger agreement with Vitesse Semiconductor Corporation. Multilink cannot give any assurance that such a merger will occur.

Multilink’s decrease in revenues continues to reflect the limited demand for optical equipment in its end markets and the additional reductions in carrier spending during 2002 and 2003. Multilink’s business prospects depend substantially on the continued build-out of the communications infrastructure. Almost all telecommunication service providers have curtailed the level of their capital expenditures on their infrastructure build-out, which has significantly reduced the demand for Multilink’s products by communications equipment manufacturers. This slowdown has caused Multilink’s revenues and backlog to decline substantially. Multilink’s revenues declined in each quarter of 2002, compared to the comparable periods in 2001. Because of general economic conditions and slowdowns in purchases of optical networking equipment, it has become increasingly difficult for Multilink to predict the purchasing activities of its customers. Multilink’s success in emerging from this prolonged downturn requires that it significantly reduces its cost structure to preserve cash and enhance its ability to invest in opportunities that expand market share and grow revenues in new markets. Multilink will continue to focus on its strength in mixed-signal and digital signal processing technology and will expand into new markets based upon this strength. Multilink has continued to secure design wins with Tier I and emerging communication equipment and optical module manufacturers in North America, Europe and Asia Pacific regions. Multilink’s exclusive focus is now on building discrete components for communication equipment and optical module manufacturers. By focusing on components, Multilink ensures that its customers will have access to the best component technology and Multilink avoids competing with its transceiver and transponder customers.

Exclusive of obtaining any new capital or material increases in revenues, Multilink believes that if it executes on the items discussed above, it will have sufficient cash, cash equivalents and short-term investments for at least the next fifteen months. The fifteen months assumes that Multilink can execute on the items discussed above and that revenues meet its forecast. If Multilink cannot satisfactorily execute on the above items or if 2003 revenues are lower than Multilink expects, it will be required to make further headcount and expense reductions which may limit certain operational abilities including, but not limited to, making new product introductions in a timely manner, obtaining design wins, procuring required raw materials and meeting customer shipping schedules. If Multilink is able to obtain new capital and/or revenues grow greater than expected, Multilink’s liquidity will exceed fifteen months. Based upon Multilink’s cost reduction efforts, revenues of less than $10 million per quarter will be cash neutral to Multilink and any revenues in excess of this amount will generate positive cash flows from operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June and August 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, “Accounting for Asset Retirement Obligations” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” respectively. SFAS No. 143, which is effective for Multilink on January 1, 2003, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 144, which was effective for Multilink on January 1, 2002, establishes a single accounting model for the accounting of a discontinued segment of a business as well as addresses significant implementation issues related to SFAS No. 121. The adoption of SFAS No. 143 did not have a material impact on Multilink’s financial position, results of operations or cash flows. Multilink implemented the provisions of SFAS No. 144 to record the asset impairment charges discussed above.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. This differs from prior guidance, which required the liability to be recognized when a commitment plan was put into place. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. Multilink does not expect that the adoption of this standard will have a material impact on Multilink’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Multilink has adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002. Multilink accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of SFAS No. 123, as amended. Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of Multilink’s stock and the exercise price.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Multilink develops and markets its products in North America, Europe and Asia. As a result, Multilink’s financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As Multilink’s sales are currently made or denominated in U.S. dollars, a strengthening of the dollar could make its products less competitive in foreign markets. Although Multilink recognizes its revenues in U.S. dollars, it incurs expenses in currencies other than U.S. dollars.

Multilink is exposed to fluctuations in the Euro, Lita and the Israeli shekel. During 2001, Multilink opened sales offices in Canada, Italy and the United Kingdom and during 2002 closed its Canadian office. Multilink is now exposed to fluctuations in the British pound. The expenses of Multilink’s foreign sales offices are not material. During the three months ended March 31, 2003, total expenses denominated in these currencies were $1.7 million or 13% of total expenses before income taxes. Expenses denominated in the Euro and shekel represented approximately $0.9 million and $0.7 million, respectively, of foreign expenses during the three months ended March 31, 2003. During 2002, total expenses denominated in these currencies were $17.4 million or 16% of total income before income taxes. During 2002, expenses denominated in the Euro represented approximately $10.5 million of foreign expenses, and expenses denominated in the shekel were approximately $6.6 million. Multilink expects that its foreign expenses will decrease as it continues to execute on its corporate realignment plan.

During the three months ended March 31, 2003 and during 2002, Multilink did not enter into any foreign forward contracts and it currently has no foreign forward contracts outstanding. Multilink does not enter into derivative financial instruments for trading or speculative purposes.

The economic impact of currency exchange rate movements on Multilink’s operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause Multilink to adjust its financing and operating strategies. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors.

Interest Rate Risk

Software and Equipment Financings

All of Multilink’s software and equipment financings have a fixed interest rate and are not subject to interest rate fluctuations. An immediate 100 basis point fluctuation in these rates would not have a material impact on Multilink’s financial condition, results of operations or cash flows.

Short-term Investments

At March 31, 2003 and December 31, 2002, Multilink’s investment portfolio included fixed and floating rate securities of $5.9 million and $15.0 million, respectively. The maximum maturity of these investments is 12 months with an overall dollar-weighted maturity of the portfolio of less than six months. Fixed rate securities are subject to interest rate risk and will decline in value if interest rates increase whereas floating rate securities may produce less income than expected if interest rates decrease. Accordingly, Multilink’s future investment income may not meet expectations as a result of interest rate fluctuations or a loss of principal may occur if Multilink was to sell securities that have declined in market value as a result of interest rate fluctuations. As a result of the relatively short average maturity of the portfolio, an immediate 100 basis point increase in interest rates would not have a material impact on Multilink’s financial condition, results of operations or cash flows.

Multilink does not attempt to reduce its exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of its portfolio.

Other Investments

Multilink’s other investments include several strategic investments in privately held companies. These investments have an inherent level of risk associated with them, as they are comprised of investments in start-up or development stage companies.

Multilink considers these investments long-term strategic investments. The market for these technologies or products that they have under development is typically in the early stages, and may never materialize. Accordingly, Multilink could lose its entire investment in these companies. In fact, during the three months ended March 31, 2003, Multilink recorded an impairment charge of $0.3 million on its investment in IPAG and during 2002, recorded an impairment charge of $1.1 million and $1.4 million on its investment in ASIP and IMC, respectively, because it believes that the reduction in these investment’s value is other than temporary. Multilink also recorded an impairment charge of $2.4 million on equipment that it had consigned to ASIP. Multilink has also provided a guarantee for a lease of ASIP, which is an equity basis investment. The guarantee is through December 31, 2005, provided that ASIP continues to meet all terms and conditions of the lease. The total remaining lease payments to be made by ASIP during the guarantee period are $0.9 million.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Multilink to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Multilink believes the most critical accounting policies that are significantly affected by these estimates include allowance for doubtful accounts receivable, inventory reserves, valuation allowance for deferred tax assets, warranty accruals, related party transactions and equity-based compensation.

Revenues.    Multilink recognizes product revenues at the time of shipment. Multilink’s customers are not obligated by long-term contracts to purchase its products and can generally cancel or reschedule orders on short notice. The recent slowdown in the build-out of the communications infrastructure has caused Multilink’s revenues to grow less rapidly than they otherwise would have. In the ordinary course of business, Multilink receives order cancellations and rescheduled shipments. To the extent possible, Multilink pursues order cancellation fees from its customers. Depending upon the facts and circumstances surrounding these cancellation fees, the receipt of such fees may have an immediate impact on revenues in the period that such fees are collected or the fees may need to be deferred and then recognized as revenue over some future period. Multilink cannot ensure that it will be able to collect an order cancellation fee for each order cancelled and it cannot project how such fees will affect revenue.

Allowance for doubtful accounts receivable.    Accounts receivable are reduced by a valuation allowance to estimate the amount that will actually be collected from Multilink’s customers. Many of Multilink’s customers have been adversely affected by reduced carrier spending and have been paying Multilink slower than in the past and are attempting to negotiate longer payment terms. Multilink’s customers are aggressively managing their cash flows while other customers have virtually no cash flows and have filed for bankruptcy protection. If the financial condition of Multilink’s customers were to materially deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Inventory reserves.    Inventories are stated at the lower of cost or market with cost being determined on the first-in, first-out method. Reserves for slow moving and obsolete inventories are provided based on historical experience and current product demand. If Multilink’s estimate of future demand is not correct or if its customers place significant order cancellations, actual inventory reserves could materially differ from its estimate. Multilink may also receive orders for inventory that has been fully or partially reserved. To the extent that the sale of reserved inventory has a material impact on its financial results, Multilink will appropriately disclose such effects. Multilink’s inventory carrying costs are not material; thus it may not physically dispose of reserved inventory immediately.

Valuation allowance for net deferred tax assets.    Multilink records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. During 2002, Multilink concluded that significant uncertainty existed surrounding the recoverability of its deferred tax assets. On a quarterly basis, Multilink assesses the recoverability of its deferred tax assets by reviewing a number of factors, including operating trends, the scheduled reversal of deferred tax liabilities and future projections of taxable income, to determine whether a valuation allowance is required to reduce such deferred tax assets to an amount that is more likely than not to be realized. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, Multilink believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Accordingly, during 2002, Multilink recorded a valuation allowance equal to its net deferred tax assets.

Warranty accruals.    Multilink’s warranty costs are predominantly driven by product failure rates. Should actual failure rates differ from Multilink’s estimates and vary significantly from historical trends, revisions in the estimated warranty liability would be required. Multilink has also recently introduced many new products with no historical failure data. A material failure in a new product would materially affect the required warranty accrual.

Related party transactions.    Multilink enters into transactions with some of its equity holders for various products used in both the manufacturing and research and development functions. Multilink enters into these transactions, as these parties are predominant, well-established suppliers in its industry for these products.

Equity-based compensation.    As part of its compensation and retention structure, Multilink grants employees, officers and directors stock options and restricted stock. Prior to its initial public offering during June 2001, most of Multilink’s stock options were issued at an exercise price lower than Multilink’s estimated fair market value. The difference between the exercise price and the estimated fair market value of the options is recorded as a separate component of shareholders’ equity as deferred stock compensation and amortized into expense over the vesting period of the options. Subsequent to its initial public offering, Multilink did not issue any options with an exercise price lower than the fair market value of its stock on the option grant date. When Multilink issues restricted stock, it also records deferred stock compensation for the difference between the exercise price, which is zero, and the fair market value of its stock on the grant date of the restricted stock. This amount is also amortized into expense over the vesting period of the restricted stock. Multilink accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of Multilink’s stock and the exercise price. Multilink accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123, and Emerging Issues Task Force Consensus on Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Multilink is amortizing deferred stock compensation using the graded vesting method, in accordance with Financial Accounting Standards Board Interpretation No. 28, over the vesting period of each respective option or restricted stock award, which ranges from six months to four years.

Corporate Realignment.    Multilink recorded a corporate realignment charge that includes estimated costs for severance and costs to exit leased facilities. If actual severance costs are higher than Multilink’s estimate or if it cannot sublease its vacant facilities as quickly as it anticipates and/or if the actual sublease income is less than Multilink’s estimate, it may be required to record additional charges for these items in future periods.

Long-Lived Asset Impairments.    Multilink evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset were less than the carrying value, a write-down is recorded to reduce the related asset to its estimated fair value. For purposes of estimating future cash flows from possibly impaired assets, Multilink groups assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. For purposes of establishing fair value, Multilink generally uses information supplied by independent third parties or information Multilink obtained through sales of similar assets to independent third parties. Accordingly, Multilink utilizes significant estimates in the calculation of potential longlived asset impairments. A material change in any of these estimates would materially effect Multilink’s conclusions.

LEGAL MATTERS

The validity of the shares of Vitesse common stock offered by this proxy statement/prospectus will be passed upon for Vitesse by Davis Polk & Wardwell, Menlo Park, California, counsel for Vitesse. Allen Matkins Leck Gamble & Mallory LLP, Century City, California, is counsel to Multilink. It is a condition to the completion of the merger that Multilink receives an opinion from Allen Matkins to the effect that, among other things, the merger will be a reorganization for federal income tax purposes. See “The Merger—Material United States federal income tax considerations of the merger.”

EXPERTS

The consolidated financial statements and schedule of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 2002 and 2001, and for each of the years in the three-year period ended September 30, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as expert in auditing and accounting.

The consolidated financial statements of Multilink Technology Corporation as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Allen Matkins Leck Gamble & Mallory LLP, counsel to Multilink, holds a warrant to purchase 35,000 shares of Multilink Class A common stock at an exercise price of $3.00 per share. A partner of Allen Matkins beneficially owns an additional 4,270 shares of Multilink Class A common stock, holds warrants to purchase an aggregate of 10,410 shares of Multilink Class A common stock at a weighted average exercise price of $14.54 per share, and is the trustee, with voting authority, for 100,000 shares of Multilink Class B common stock held in two trusts for the benefit of the children of Dr. Nottenburg.

WHERE YOU CAN FIND MORE INFORMATION

Vitesse and Multilink file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of their reports, proxy statements and other information may be read and copied at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding each of Multilink and Vitesse. The address of the SEC website is www.sec.gov.

Vitesse filed a registration statement on Form S-4 to register with the SEC the Vitesse common stock to be issued to Multilink shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Vitesse in addition to being a proxy statement of Multilink for Multilink’s special meeting. As permitted by SEC rules, this proxy statement/prospectus does not contain all the information that you can find in the registration statement or the exhibits to that statement.

The SEC allows Vitesse to “incorporate by reference” information into this proxy statement/prospectus. This means that Vitesse can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This proxy statement/prospectus incorporates by reference the documents set forth below that Vitesse has previously filed with the SEC. These documents contain important information about and its financial performance.

Vitesse SEC Filings (File No. 000-19654)	Period

Annual Report on Form 10-K	Fiscal year ended September 30, 2002

Quarterly Reports on Form 10-Q	Quarters ended December 31, 2002, as amended, and March 31, 2003

Current Report on Form 8-K	Filed on February 11, 2003

Definitive Proxy Statement on Schedule 14A	Filed on December 18, 2002

Description of Vitesse Common Stock from Registration Statement on Form 8-A	Filed on November 12, 1991

Description of Vitesse preferred stock purchase rights from Registration Statement on Form 8-A	Filed on March 5, 2003

Vitesse is also incorporating by reference additional documents that it files with the SEC between the date of this proxy statement/prospectus and the completion of the merger.

Vitesse has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Vitesse, and Multilink has supplied all information relating to Multilink.

You may already have been sent some of the documents incorporated by reference, but you can obtain any of them from us or the SEC. Documents incorporated by reference are available from Vitesse without charge, excluding all exhibits, unless Vitesse has specifically incorporated by reference an exhibit in this proxy statement/prospectus. stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the following address:

Vitesse Semiconductor Corporation

741 Calle Plano

Camarillo, CA 93012

Tel: (805) 388-3700

If you would like to request documents from Vitesse, please do so by August 12, 2003, to receive them before the special meeting. We shall send the documents by first-class mail within one business day of receiving your request.

You can also get more information by visiting Vitesse’s web site at www.Vitesse.com and Multilink’s web site at www.mltc.com. Web site materials are not part of this proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the Multilink merger agreement proposal. We have not authorized anyone to provide you with information that is different from what is contained in this document. This proxy statement/prospectus is dated July 17, 2003. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to shareholders nor the issuance of Vitesse common stock in the merger shall create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the Vitesse common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth or incorporated in this document by reference or in its affairs since the date of this proxy statement/prospectus.

MULTILINK TECHNOLOGY CORPORATION

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Multilink Technology Corporation:

We have audited the consolidated financial statements of Multilink Technology Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated February 19, 2003 (included elsewhere in this filing). Our audits also included the financial statement schedule included elsewhere in this filing. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

February 19, 2003

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Multilink Technology Corporation:

We have audited the accompanying consolidated balance sheets of Multilink Technology Corporation and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

February 19, 2003

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001 (in thousands, except for per share amounts)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$32,669	$49,779
Restricted cash	1,307	—
Short-term investments	14,973	42,903
Accounts receivable, net of allowance for uncollectible accounts of $356 and $709 as of December 31, 2002 and 2001, respectively	960	20,309
Inventories	2,189	8,735
Prepaid expenses and other current assets	2,713	10,485

Total current assets	54,811	132,211

Property and equipment, net (including $200 of assets held for sale at December 31, 2002)	19,972	28,160
Deferred income taxes	—	22,790
Other assets (including restricted cash of $1,743 at December 31, 2002)	3,070	4,352

Total assets	$77,853	$187,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,522	$8,826
Accrued expenses	14,840	20,506
Accrued warranty costs	183	1,293
Software and equipment financing—current portion	4,329	1,995
Lease obligations—current portion	437	1,060
Income taxes payable	332	—

Total current liabilities	24,643	33,680

Lease obligations—net of current portion	—	221
Software and equipment financing—net of current portion	4,289	1,452
Commitments and contingencies
Redeemable convertible preferred stock:
Series A: $.0001 par value; 9,000 shares authorized; no shares issued and outstanding	—	—
Series B: $.0001 par value; 1,000 shares authorized; no shares issued and outstanding	—	—
Shareholders’ equity:
Common stock, $.0001 par value:
Class A: 200,000 shares authorized; 5,044 and 4,293 issued and outstanding at December 31, 2002 and 2001, respectively	—	—
Class B: 100,000 shares authorized; 2,600 and 2,800 issued and outstanding at December 31, 2002 and 2001, respectively	—	—
Additional paid-in-capital	182,283	192,219
Deferred stock compensation	(2,268)	(15,207)
Accumulated deficit	(131,098)	(24,851)
Accumulated other comprehensive income	122	117
Treasury stock	(118)	(118)

Total shareholders’ equity	48,921	152,160

Total liabilities and shareholders’ equity	$77,853	$187,513

See accompanying notes to consolidated financial statements.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2002, 2001 and 2000

(in thousands, except for per share amounts)

	Year Ended December 31,
	2002	2001	2000
Total revenues	$18,267	$130,468	$72,721

Cost of revenues:
Product	10,147	48,574	27,048
Inventory write down and related charges	5,747	8,788	—
Manufacturing fixed asset impairment	1,051	—	—
Deferred stock compensation	1,550	2,051	834

Total cost of revenues	18,495	59,413	27,882

Gross (loss) profit	(228)	71,055	44,839

Operating expenses:
Research and development, excluding deferred stock compensation	46,124	54,741	24,624
Research and development—warrant issuance	—	—	6,375
Sales and marketing, excluding deferred stock compensation	12,357	17,387	7,130
General and administrative, excluding deferred stock compensation	7,748	11,795	7,611
Deferred stock compensation	11,164	9,895	6,076
Investment impairments and related charges	4,906	—	—
Corporate realignment	10,978	—	—

Total operating expenses	93,277	93,818	51,816

Operating loss	(93,505)	(22,763)	(6,977)

Other income and expenses:
Interest expense	(651)	(428)	(310)
Other income, net (including $676 and $671 of equity losses in affiliate during 2002 and 2001, respectively)	1,099	1,381	1,871

Loss before provision (benefit) for income taxes	(93,057)	(21,810)	(5,416)
Provision (benefit) for income taxes	13,190	(9,446)	(1,748)

Net loss	(106,247)	(12,364)	(3,668)
Accretion of redeemable convertible preferred stock to redemption value	—	24	95
Dividend related to warrant issuance	—	—	6,375

Net loss attributable to common shareholders	$(106,247)	$(12,388)	$(10,138)

Net loss per share basic and diluted	$(14.48)	$(2.48)	$(3.38)

Weighted average shares of common stock basic and diluted	7,339	4,999	3,000

The composition of the amortization of deferred stock compensation is as follows:
Research and development	$6,769	$5,287	$2,824
Sales and marketing	1,730	2,021	537
General and administrative	2,665	2,587	2,715

Total	$11,164	$9,895	$6,076

See accompanying notes to consolidated financial statements.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2002, 2001 and 2000

(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Shareholder Loan	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount	Shares	Amount
BALANCE, DECEMBER 31, 1999	—	$—	3,000	$—	$7,080	$(5,366)	$(2,444)	$—	$15	$—	$(715)
Conversion of Class B common stock to Class A common stock	200		(200)								—
Stock option plan transactions including related income tax benefit	5				116						116
Deferred stock compensation					14,145	(14,145)					—
Amortization of deferred stock compensation						6,910					6,910
Accretion of redeemable convertible preferred stock					(95)						(95)
Warrant issuances					6,544						6,544
Dividend related to warrant issuances					6,375		(6,375)				—
Comprehensive income:
Net loss							(3,668)				(3,668)

Comprehensive loss											(3,668)

BALANCE, DECEMBER 31, 2000	205	$—	2,800	$—	$34,165	$(12,601)	$(12,487)	$—	$15	$—	$9,092
Stock option plan transactions including related income tax benefit	181				4,887						4,887
Issuance of common stock	920				74,563						74,563
Conversion of preferred stock to common	2,712				55,097						55,097
Warrant exercises including related income tax benefit	202				8,979						8,979
Deferred stock compensation					9,730	(9,730)					—
Amortization of deferred stock compensation						11,946					11,946
Issuance of restricted stock	73				4,822	(4,822)					—
Accretion of redeemable convertible preferred stock					(24)						(24)
Purchase of treasury stock, at cost										(118)	(118)
Comprehensive income:
Net loss							(12,364)				(12,364)
Other comprehensive income:
Foreign currency translation adjustment									(18)		(18)
Unrealized gain on available-for-sale securities									133		133
Cash flow hedge reclassification adjustments									(13)		(13)

Comprehensive loss											(12,262)

BALANCE, DECEMBER 31, 2001	4,293	$—	2,800	$—	$192,219	$(15,207)	$(24,851)	$—	$117	$(118)	$152,160

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

Years Ended December 31, 2002, 2001 and 2000

(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Shareholder Loan	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Stock option plan transactions including related income tax benefit	381				1,248						1,248
Employee stock purchase plan share issuance	54				991						991
Warrant exercises including related income tax benefit	5				15						15
Amortization of deferred stock compensation					510	12,204					12,714
Reversal of deferred stock compensation due to terminations	(87)				(3,723)	3,723					—
Conversion of Class B common stock to Class A common stock	200		(200)								—
Issuance of restricted stock	198				2,988	(2,988)					—
Warrant issuances					185						185
Shareholder loan								(483)			(483)
Write off of deferred tax asset					(12,150)						(12,150)
Collection of shareholder loan								483			483
Comprehensive income:
Net loss							(106,247)				(106,247)
Other comprehensive income:
Foreign currency translation adjustment									76		76
Unrealized loss on available-for-sale securities									(83)		(83)
Cash flow hedge reclassification adjustments									12		12

Comprehensive loss											(106,242)

BALANCE, DECEMBER 31, 2002	5,044	$—	2,600	$—	$182,283	$(2,268)	$(131,098)	$—	$122	$(118)	$48,921

See accompanying notes to consolidated financial statements.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000

(in thousands)

	Year Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net loss	$(106,247)	$(12,364)	$(3,668)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Warrant issuances	185	—	6,544
Depreciation and amortization	11,747	9,289	2,648
Deferred stock compensation	12,714	11,946	6,910
Inventory write down and related charges	5,747	8,788	—
Manufacturing fixed asset impairment	1,051	—	—
Corporate realignment	10,978	—	—
Investment impairments and related charges	4,906	—	—
Deferred income taxes	14,510	(8,782)	(5,728)
Equity losses in affiliate	676	671	—
Interest expense on line of credit from shareholder	—	—	61
Loss on disposal of assets	441	88	—
Changes in operating assets and liabilities:
Accounts receivable	19,349	(6,538)	(8,610)
Inventories	1,297	(258)	(12,262)
Prepaid expenses and other current assets	4,443	(2,944)	(3,037)
Other assets	(165)	184	(438)
Accounts payable	(5,342)	(3,047)	8,296
Accrued expenses	(9,199)	9,070	8,617
Accrued warranty costs	(1,110)	507	531
Income taxes payable	332	(702)	798

Net cash provided by (used in) operating activities	(33,687)	5,908	662

Cash flows from investing activities:
Purchases of property and equipment	(6,269)	(17,594)	(15,036)
Purchase of non-marketable securities	—	(2,010)	(2,389)
Proceeds from sales of marketable securities	75,577	6,401	—
Purchase of marketable securities	(47,723)	(49,173)	—

Net cash provided by (used in) investing activities	21,585	(62,376)	(17,425)

Cash flows from financing activities:
Issuance of common stock, net	—	75,653	—
Payments on lease obligations and software and equipment financing	(6,292)	(2,238)	(622)
Proceeds from stock option exercises	1,263	1,551	—
Proceeds from credit facility	2,970	—	—
Increase in restricted cash	(3,050)	—	—
Shareholder loan	(483)	—	—
Repayment of shareholder loan	483	—	—
Proceeds from equipment financing	—	2,257	—
Treasury stock purchase	—	(118)	—
Issuance of preferred stock, net	—	—	37,551

Net cash provided by (used in) financing activities	(5,109)	77,105	36,929

Effect of exchange rate changes on cash	101	(17)	(4)

Net (decrease) increase in cash and cash equivalents	(17,110)	20,620	20,162
Cash and cash equivalents, beginning of period	49,779	29,159	8,997

Cash and cash equivalents, end of period	$32,669	$49,779	$29,159

Supplemental disclosures of cash flow information—Cash paid (received) during the period for:
Income taxes	$(3,355)	$2,450	$3,169
Interest	$648	$428	$249

See accompanying notes to consolidated financial statements.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BUSINESS AND BASIS OF PRESENTATION

Multilink Technology Corporation and its subsidiaries (collectively, the “Company”) are in the business of designing, developing, and marketing high-bandwidth, advanced integrated circuits, modules and higher-level assemblies that enable next generation optical networking systems. The Company was incorporated in 1994, and is headquartered in Somerset, New Jersey. The Company has wholly-owned subsidiaries located in Canada, Germany, Israel, Italy, Lithuania and the United Kingdom.

On September 6, 2002, the Company’s board of directors approved a one-for-ten reverse stock split. The Company’s consolidated financial statements have been retroactively adjusted to show the effect of this stock split for all periods presented (see Note 6).

Management’s Plans—The Company operates in the semiconductor industry, which is cyclical and subject to rapid technological change and evolving industry standards. The semiconductor industry is currently experiencing a significant downturn. This downturn is characterized by diminished product demand, excess customer inventories and excess production capacity. These factors have caused a substantial decrease in the Company’s revenues and in its results of operations. For example, during 2002 the Company reported a net loss of $106.2 million and, as compared to 2001, reported a net reduction in cash, cash equivalents and short-term investments of $45.0 million and a reduction in shareholders’ equity of $103.2 million. At December 31, 2002, the Company has cash, cash equivalents and short-term investments of $47.6 million and working capital of $30.2 million. The current downturn and future downturns in the semiconductor industry may be severe and prolonged, and any failure of this industry to recover from the current downturn will seriously impact the Company’s revenue and harm its business, financial condition, results of operations and cash flows. The Company will continue to experience losses and use its cash, cash equivalents and short-term investments if it does not receive sufficient product orders and its costs are not controlled. The Company will continue to: (i) focus on cash preservation and expense reductions, (ii) attempt to expand market share with existing and new products by focusing on its strength in mixed signal and digital signal processing technology, (iii) rationalize research and development spending on projects that will be accretive to revenues in the near term and (iv) secure system design wins with Tier I and emerging communication equipment and optical module manufacturers.

As a result of the continuing significant economic slowdown and the related uncertainties in the technology sector and semiconductor industry, the Company initiated a corporate realignment plan during the third quarter of 2002. The plan included workforce reductions of approximately 150 employees, the consolidation of facilities through closure of certain locations, a reduction in the level of activity at other locations and asset impairment charges. The Company recorded a charge during 2002 of $11.0 million associated with this realignment plan (see Note 4). The realignment plan will significantly reduce expenses and cash usage while permitting its crucial personnel to focus on key business strategies such as expanding market share and securing design wins. Excluding the $4.7 million of cash necessary to execute the realignment plan, the Company estimates that such plan, combined with its other cost savings initiatives, will provide annual cash savings of approximately $35.0 million.

Although the Company undertook cost reduction programs and initiated its corporate realignment plan during 2002 to reduce expenses, the Company may still need additional capital. The market for the Company’s products has declined substantially; accordingly, the Company has continued to utilize significant amounts of capital. In the event that the Company is required, or elects, to raise additional funds, it may not be able to do so on favorable terms, if at all. The Company’s inability to raise additional capital may result in the need to further restructure its operations. As another alternative to raising capital, the Company may need to explore the opportunity to merge with or be acquired by another company. The Company cannot give any assurance that such a merger can occur or how favorable the terms of such a merger would be for the Company’s existing shareholders.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s decrease in revenues continues to reflect the limited demand for optical equipment in its end markets and the additional reductions in carrier spending during 2002 and 2003. The Company’s business prospects depend substantially on the continued build-out of the communications infrastructure. Almost all telecommunication service providers have curtailed the level of their capital expenditures on their infrastructure build-out, which has significantly reduced the demand for the Company’s products by communications equipment manufacturers. This slowdown has caused the Company’s revenues and backlog to decline substantially. The Company’s revenues declined in each quarter of 2002, compared to the comparable periods in 2001. Because of general economic conditions and slowdowns in purchases of optical networking equipment, it has become increasingly difficult for the Company to predict the purchasing activities of its customers. The Company’s success in emerging from this prolonged downturn requires that the Company significantly reduce its cost structure to preserve cash and enhance its ability to invest in opportunities that expand market share and grow revenues in new markets. The Company will continue to focus on its strength in mixed-signal and digital signal processing technology and will expand into new markets based upon this strength. The Company has continued to secure a significant number of design wins with Tier I and emerging communication equipment and optical module manufacturers in North America, Europe and Asia Pacific regions. The Company’s exclusive focus is now on building discrete components for communication equipment and optical module manufacturers. By focusing on components, the Company ensures that its customers will have access to the best component technology and will avoid competing with its transceiver and transponder customers.

Exclusive of obtaining any new capital or material increases in revenues, the Company believes that if it executes on the items discussed above, it has sufficient cash, cash equivalents and short-term investments for at least the next eighteen months. The eighteen months assumes that the Company can execute on the items discussed above and that revenues meet the Company’s forecast. If the Company cannot satisfactorily execute on the above items or if 2003 revenues are lower than the Company expects, the Company will be required to make further expense reductions which may limit certain operational abilities including, but not limited to, making new product introductions in a timely manner, obtaining design wins, procuring required raw materials and meeting customer shipping schedules. If the Company is able to obtain new capital and/or revenues grow greater than expected, the Company’s liquidity will exceed eighteen months. Based upon the Company’s cost reduction efforts, revenues of approximately $10 to $12 million per quarter will be cash neutral to the Company and any revenues in excess of this amount will generate positive cash flows from operations.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Multilink Technology Corporation and all of its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company places its cash, cash equivalents and short-term investments with high-credit, quality institutions and limits the amount of credit exposure to any one institution. The Company’s accounts receivable arise from sales directly to customers. The Company performs ongoing credit evaluations of its customers before granting uncollateralized credit and provides allowances for estimated credit losses. To date the Company has not

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

experienced any material credit losses. The following is a summary of the percentage of revenues from major customers based upon the Company’s knowledge of the end user of its products:

	Year Ended December 31,
	2002	2001	2000
TyCom	25%	34%	*
Alcatel	19%	29%	28%
Lucent	10%	*	34%
Cisco	*	*	11%

*	Customer’s sales represented less than 10% of total sales in the respective period.

	December 31,
	2002	2001	2000
Customer gross accounts receivable (based upon product end user) as a percent of total gross accounts receivable:
Alcatel	22%	33%	34%
Lucent	20%	*	21%
TyCom	*	25%	12%
Nortel	*	20%	*
Ciena	14%	14%	*

*	Customer’s accounts receivable represented less than 10% of total gross accounts receivable in the respective period.

Foreign Currency Translation—Assets and liabilities of the Company’s subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. The aggregate effect of translating the financial statements of these subsidiaries into U.S. dollars is included as a separate component of accumulated other comprehensive income in the accompanying statement of shareholders’ equity.

Cash Equivalents—The Company classifies all highly liquid investments purchased with maturities of three months or less as cash equivalents.

Inventories—Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment—Property and equipment are recorded at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the respective assets.

Research and Development—Research and development costs are expensed as incurred, except for engineering and design software, which is capitalized and amortized on a straight-line basis over the life of the software, which generally ranges from 3 to 5 years.

Impairment of Long-Lived Assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset were less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. For purposes of estimating future cash flows from possibly impaired assets, the Company groups assets at the

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. See Notes 3 and 4 for a description of the long-lived asset impairment charges recorded by the Company during 2002.

Investments—Short-term investments represent marketable securities with readily determinable fair values. The Company’s short-term investments are classified and accounted for as available-for-sale securities and are reported at fair market value with the resulting net unrealized gains or losses reported as a separate component of accumulated other comprehensive income in the accompanying statement of shareholders’ equity. The Company’s long-term investments are reported as other assets in the accompanying consolidated balance sheets. The Company’s long-term investments in which it does not have significant influence over the investee are accounted for at cost. The Company reviews such investments for any unrealized losses deemed to be other than temporary. The Company will recognize an investment loss currently when it deems that such unrealized losses are other than temporary. See Note 5 for a description of the long-term investment impairment charges recorded by the Company during 2002.

The Company’s investment in which it has significant influence over the investee is accounted for in accordance with the equity method of accounting under which the consolidated results include the Company’s share of income or loss of such investee.

Revenue Recognition—Product revenue is recognized upon shipment. Development revenues are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation and amortization. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. No development revenues were recognized during the periods presented.

Warranty Costs—Substantially all of the Company’s products are sold with a one-year warranty. Development contract costs include a provision for estimated product warranties to be provided by the Company upon contract completion and product shipment. Estimated warranty costs for all other products are provided for upon shipment to customers.

Income Taxes—Deferred income tax assets and liabilities are computed annually based on enacted tax laws and rates for temporary differences between the financial accounting and income tax bases of assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount that is more likely than not to be realized.

Equity-Based Compensation—The Company has two stock-based employee compensation plans, which are described more fully in Note 7. The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s stock and the exercise price. The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123, and Emerging Issues Task Force Consensus on Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company is amortizing deferred stock compensation using the graded vesting method, in accordance with Financial Accounting Standards Board Interpretation No. 28, over the vesting period of each respective option, which is generally four years.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Net loss attributable to common shareholders, as reported	$(106,247)	$(12,388)	$(10,138)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	12,714	11,946	6,910
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	9,486	(32,830)	(11,218)

Pro forma net loss	$(103,019)	$(33,272)	$(14,446)

Net loss per share attributable to common shareholders:
As reported: Basic and diluted	$(14.48)	$(2.48)	$(3.38)

Pro forma: Basic and diluted	$(14.04)	$(6.66)	$(4.82)

The pro forma adjustment to record stock-based employee compensation expense determined under the fair value method results in a positive $9.5 million in 2002 due to significant employee stock option cancellations as a result of considerable headcount reductions pursuant to the Company’s corporate realignment program and the cancellation of outstanding options pursuant to the Company’s stock option exchange offer, all of which are discussed below.

Net Income (Loss) Per Share of Common Stock—Basic net income or loss per share excludes dilution for potentially dilutive securities and is computed by dividing net income or loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income or loss per share reflects the potential dilution that could occur if securities or other instruments to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted net income or loss per share when their inclusion would be antidilutive. A reconciliation between basic and diluted weighted average shares outstanding is as follows:

	December 31,
	2002		2001		2000
	(Amounts in thousands)
Weighted average shares outstanding, basic	7,339		4,999		3,000
Dilutive shares issuable in connection with stock plans	968		1,911		2,108
Dilutive shares issuable in connection with warrants granted	24		284		113
Conversion of preferred stock to common stock	—		1,288		2,423

Weighted average shares outstanding, diluted	8,331	*	8,482	*	7,644	*

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

*	Since there was a loss attributable to common shareholders in these periods, the basic weighted average shares outstanding were used in calculating diluted loss per share, as inclusion of the incremental shares shown in this calculation would be antidilutive. In 2002 and 2001, 1,819,588 and 303,313, respectively, stock options and warrants were excluded from the computation of diluted shares outstanding due to their antidilutive effect.

Segments—The Company has adopted SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” which requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products and services, geographic areas and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. The Company has determined that it conducts its operations in one business segment, the development and marketing of products that enable next generation optical networking systems.

Effects of Recently Issued or Adopted Accounting Pronouncements—Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. Similarly, goodwill associated with equity method investments is no longer amortized. Equity method goodwill is not, however, subject to the new impairment rules; the impairment guidance in existing rules for equity method investments continues to apply. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations. As of December 31, 2002, the Company had no unamortized goodwill recorded.

In June and August 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, “Accounting for Asset Retirement Obligations” and No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” respectively. SFAS No. 143, which is effective for the Company on January 1, 2003, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 144, which was effective for the Company on January 1, 2002, establishes a single accounting model for the accounting of a discontinued segment of a business as well as addresses significant implementation issues related to SFAS No. 121. The Company does not expect that the adoption of SFAS No. 143 will have a material impact on its financial position, results of operations or cash flows. The Company implemented the provisions of SFAS No. 144 to record the asset impairment charges discussed in Notes 3 and 4.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. This differs from prior guidance, which required the liability to be recognized when a commitment plan was put into place. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

Derivative Financial Instruments—The Company accounts for its derivative financial instruments under SFAS No. 133, “Accounting for Derivative Instruments and for Hedging Activities,” which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of derivative transactions for which hedge accounting is applied. Depending on the nature of the underlying exposure being hedged, changes in the fair value of derivatives are recognized either in the statement

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of operations (no hedge or fair value hedge) or other comprehensive income (cash flow hedge). The ineffective portion of the change in fair value of the derivative is recognized in earnings. The Company assesses the initial and ongoing effectiveness of its hedging relationships in accordance with its documented policies. There was no cumulative effect of adopting SFAS No. 133 as of January 1, 2001, the date of adoption, because the Company was not party to any derivatives as of that date.

Cash Flow Hedges—During January 2001, the Company began utilizing foreign currency forward contracts. The Company is exposed to market risk from changes in foreign currency exchange rates associated with forecasted foreign currency-denominated expenses. The Company uses foreign currency forward contracts designated as cash flow hedges to hedge this exposure and the fair value changes of the forward contracts related to the effective portion of the hedges are initially recorded as a component of other comprehensive income. The Company utilizes these foreign currency forward contracts to hedge its variability in U.S. dollar cash flows associated with probable forecasted foreign inter-company Euro denominated expenses because the Company reimburses its German subsidiary for such expenses. Unrealized and realized gains and losses on cash flow hedges accumulate in other comprehensive income and are reclassified into earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Gains and losses on derivatives that are terminated prior to their maturity are also reclassified into earnings when the underlying hedged items impact earnings, unless it is no longer probable that the hedged forecasted transaction will occur, whereby such gains and losses are recognized immediately in earnings. The Company hedges forecasted exposures up to 12 months in the future. For the years ended December 31, 2002 and 2001, hedge ineffectiveness associated with instruments designated as cash flow hedges was not significant. For the years ended December 31, 2002 and 2001, net income (losses) of $0.3 million and ($0.4) million, respectively, were reclassified into earnings as an adjustment to research and development expense. These net gains and losses were offset by gains and losses on the transactions being hedged. At December 31, 2002, there were no foreign currency forward contracts outstanding. At December 31, 2001, there is less than $0.1 million of net derivative gains/losses included in other comprehensive income (loss) that were reclassified into earnings within twelve months from that date. The unrealized amounts in other comprehensive income (loss) will fluctuate based on changes in fair value of open contracts at each reporting period. At December 31, 2001, the Company’s liability of less than $0.1 million relating to these forward contracts is included in accrued expenses in the accompanying consolidated balance sheet.

Reclassifications—Certain prior year amounts have been reclassified in order to conform to the current year presentation.

3.    BALANCE SHEET DETAIL

Short-Term Investments

The Company’s investments consist primarily of investment grade marketable debt securities, all of which are classified as available-for-sale and are recorded at fair value. The following is a summary of current available-for-sale marketable securities:

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Amounts in thousands)
Government & agency obligations	$2,011	$5	$—	$2,016
Other debt securities	12,914	45	(2)	12,957

Total available-for-sale securities	$14,925	$50	$(2)	$14,973

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Amounts in thousands)
Government & agency obligations	$18,795	$31	$(2)	$18,824
Other debt securities	22,683	105	(12)	22,776

Total debt securities	41,478	136	(14)	41,600
Certificate of deposits	1,303	—	—	1,303

Total available-for-sale securities	$42,781	$136	$(14)	$42,903

The amortized cost and estimated fair value of current debt securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties:

	2002		2001
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Amounts in thousands)
Due in one year or less	$14,925	$14,973	$41,478	$41,600
Due after one through five years	—	—	—	—

Total debt securities	$14,925	$14,973	$41,478	$41,600

During 2002 and 2001, gross proceeds from sales of available-for-sale securities were $75.6 million and $6.4 million, respectively, and gross realized gains and losses were not material.

Inventories

Inventories consisted of the following:

	December 31,
	2002	2001
	(Amounts in thousands)
Finished goods	$1,008	$2,007
Work-in-progress	250	1,577
Raw materials	931	5,151

Total	$2,189	$8,735

During the year ended December 31, 2002, the Company recorded a charge of $5.7 million to reduce inventories to their net realizable value and to write off an advance made to a supplier. Included in the $5.7 million is a $4.8 million inventory write-down. The inventory was written down to its net realizable value based upon the Company’s determination that excess quantities existed of certain modules and raw materials. The excess quantities of the modules are the result of forecasted demand not developing as expected and the introduction of two new modules. As part of its corporate realignment plan, the Company decided to discontinue manufacturing transponders and transceivers and recorded a $0.4 million write down to adjust the remaining transponder raw material inventory to its net realizable value. The Company also wrote off an advance made to a finished good supplier of $0.5 million.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended December 31, 2001, the Company recorded a charge of $8.8 million to reduce inventories to their net realizable value. The significant components of this charge include $4.3 million relating primarily to order cancellations as customers are transitioning from certain Gallium Arsenide products to Silicon Germanium products, $3.4 million relating to order cancellations as a result of decreased carrier spending, $0.6 million that relates to shrink and lower than expected production yields for consigned inventories located at our finished goods suppliers and $0.5 million of raw materials used in a previous generation of the Company’s transponder that is no longer being utilized in the newer version of the Company’s transponder. In addition, $0.9 million was charged to cost of revenues as a result of order cancellation of supply contracts driven by the previously mentioned customer cancellations.

Property and Equipment, Net

Property and equipment consisted of the following:

		December 31,
	Estimated Useful Life	2002	2001
	(Years)	(Amounts in thousands)
Machinery and equipment	5	$22,436	$23,231
Furniture and fixtures	3	2,172	3,095
Leasehold improvements	Shorter of asset life or lease term	1,860	2,204
Software	2-5	16,087	10,330
Construction in progress		488	1,717

Total		43,043	40,577
Accumulated depreciation and amortization		(23,071)	(12,417)

Property and equipment, net		$19,972	$28,160

Property leased under capital leases (which is included in property and equipment in the accompanying balance sheets) consisted of the following:

	December 31,
	2002	2001
	(Amounts in thousands)
Machinery and equipment	$2,901	$2,034
Furniture and fixtures	693	558

Total	3,594	2,592
Accumulated amortization	(2,488)	(1,263)

Capital leased property, net	$1,106	$1,329

During 2000 and 2001, the Company expanded its manufacturing capacity in order to meet demand. As a result of the sharp decrease in product demand during 2002, the Company recorded a charge of approximately $1.1 million during 2002 for the elimination of certain excess manufacturing equipment. The Company reviewed the future undiscounted cash flows related to this equipment and concluded that an impairment charge was necessary to write down these assets to their fair value. The remaining net book value of this equipment after the impairment charge is approximately $0.2 million. The Company intends to sell this equipment within the next

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

twelve months. This asset impairment is incremental to those impairments recorded as part of the Company’s corporate realignment plan discussed in Note 4.

Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
	2002	2001
	(Amounts in thousands)
Compensation, payroll taxes and related benefits	$4,071	$8,174
Materials	1,325	2,934
Corporate realignment	3,537	—
Other	5,907	9,398

Total	$14,840	$20,506

4.    CORPORATE REALIGNMENT

During the third quarter of 2002, the Company commenced a corporate realignment program (the “Realignment Plan”) to create a more efficient cost structure and realign its business to reflect the current telecommunication market environment which will permit the Company to focus its personnel on its key business strategies. The major initiatives of the Realignment Plan include a reduction of 40 to 45 percent in the Company’s worldwide headcount and the consolidation of facilities through the closure of certain locations and the reduction in the level of activity at other locations. During the fourth quarter of 2002, the Company expanded the Realignment Plan by deciding to close locations in addition to those already included in the third quarter of 2002 charge.

In connection with the implementation of the Realignment Plan, the Company recorded, on a pre-tax basis, a realignment charge of $12.3 million in the third quarter of 2002 and $1.0 million in the fourth quarter of 2002. The major components of the realignment charge are as follows:

	Severance and Termination Benefits	Asset Write Down	Lease and Contract Termination Costs	Other Costs	Total
	(Amounts in thousands)
Third quarter 2002 charges	$1,914	$6,477	$3,667	$197	$12,255
Fourth quarter 2002 charges	—	640	365	—	1,005
Adjustments to original estimates	—	(846)	(1,379)	(57)	(2,282)

Total realignment charges	$1,914	$6,271	$2,653	$140	$10,978

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the realignment reserves and movements within these components during 2002 were as follows:

	Severance and Termination Benefits	Lease and Contract Termination Costs	Other Costs	Total
	(Amounts in thousands)
Third quarter 2002 provision	$1,914	$3,667	$197	$5,778
Fourth quarter 2002 provision	—	365	—	365
2002 payments	(1,031)	(139)	—	(1,170)
Adjustments to original estimates	—	(1,379)	(57)	(1,436)

Total realignment liabilities	$883	$2,514	$140	$3,537

Total severance and termination benefits as a result of the Realignment Plan relates to approximately 150 employees of which the majority have been terminated by December 2002 and the remainder will be terminated by April 2003. As a result of the employee terminations and facility closures associated with the Realignment Plan, a portion of the Company’s purchased research and development software, equipment and leasehold improvements will not be fully utilized. The asset write down charge of $6.3 million was determined upon the review of the future undiscounted cash flows related primarily to purchased research and development software, equipment and leasehold improvements. The Company concluded that an impairment charge was necessary to write down these assets to their fair value. The adjustment to original estimates of $0.8 million to the asset write down charge is the result of favorable negotiations relating to financed software licenses with a software vendor. The Company successfully negotiated a reduction in the remaining financed obligation. Adjustments to original estimates to the lease and contract termination and other costs represents the reversal of $1.4 million of liabilities as a result of favorable termination negotiations for these liabilities. When these liabilities were originally recorded during the third quarter of 2002, the Company recorded a liability for the expected cost of terminating these contracts. In regard to operating leases for facilities, the Company recorded a liability for the remaining lease term less estimated sublease income. During the fourth quarter of 2002, the Company successfully negotiated favorable termination settlements for three facility operating leases and a purchase commitment contract.

Total cash outlays related to the Realignment Plan are expected to be $6.1 million. After adjusting for the favorable contract terminations discussed above and for 2002 payments of $1.2 million, the remaining Realignment Plan cash outlays at December 31, 2002 are $3.5 million. Cash payments are expected to be $2.2 million in 2003, less than $0.6 million in 2004 and $0.7 million thereafter.

5.    INVESTMENT IMPAIRMENTS AND RELATED CHARGES

ASIP, Inc. (“ASIP”) is a privately held, optical device start-up company that is subject to many of the same risks as the Company. The Company accounts for its investment in ASIP under the equity method of accounting. The Company recorded a $3.5 million charge associated with its relationship with ASIP. This charge consists of (i) an impairment charge on the remaining net investment balance of $0.4 million, (ii) a $0.7 million write off of goodwill associated with the ASIP investment and (iii) a $2.4 million asset impairment charge on equipment that was consigned to ASIP in accordance with an existing development and license agreement that expires in May 2003.

In determining whether its investment in ASIP and related goodwill was impaired, the Company considered several factors such as, but not limited to, the reduction in market valuations for optical device companies, the

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

continued reduction in spending by communications equipment manufacturers, the historical and forecasted operating results of ASIP and changes in technology. Upon review of these and other qualitative and quantitative factors, the Company concluded that its remaining net investment in ASIP and corresponding goodwill was impaired. The Company also performed a recoverability analysis of the consigned equipment at ASIP. The Company has no alternative uses for this equipment and cannot project any future cash flows from such equipment. Accordingly, the Company recorded an asset impairment charge to write down the consigned equipment to fair value.

The Company has also provided a guarantee for a facility lease of ASIP. The guarantee is through December 31, 2005, provided that ASIP continues to meet all terms and conditions of the lease. Assuming that ASIP is current on their lease payments, the total remaining lease payments to be made by ASIP during the guarantee period are $1.0 million. Because the likelihood that the Company would have to satisfy this guarantee is not probable, no liability has been recorded for the guarantee. In addition, the Company is obligated to incur an additional $1.0 million of development expenses and to expend an additional $0.8 million for capital in accordance with the development and license agreement.

The Company also recorded a $1.4 million impairment charge against its investment in Internet Machines Corporation (“IMC”). The Company believes that the reduction in the value of the IMC investment is other than temporary. IMC is an optical device company and is subject to many of the same industry risks as the Company. Given the market valuation reductions in the Company’s and IMC’s industries coupled with new financial projections received from IMC, the Company concluded that a write down was required.

6.    CAPITALIZATION

Reverse Stock Split—In July 2002, the Company was notified by NASDAQ that, based upon its review of price data for the Company’s Class A common stock, the closing bid price for the Class A common stock was less than $1.00 per share during the relevant review period of thirty consecutive trading days, which is a requirement for continued inclusion of the Class A common stock on the NASDAQ National Market. On July 18, 2002, the Company’s board of directors authorized an amendment to the Company’s articles of incorporation to effect a reverse stock split for the purpose of increasing the market price of the Company’s Class A common stock above the NASDAQ minimum of $1.00.

On September 6, 2002, the Company’s shareholders and board of directors approved a one-for-ten reverse stock split of the Company’s Class A and Class B common stock. The par value of the Class A and Class B common stock will remain at $.0001 per share and the number of authorized shares of Class A and Class B common stock will remain at 200 million and 100 million, respectively. As a result of the reverse stock split, the accompanying consolidated financial statements reflect a decrease in the number of outstanding shares of Class A and B common stock and the transfer of the par value of these reduced shares to additional paid-in capital. All share and per share amounts have been restated to reflect the retroactive effect of the reverse stock split, except for the capitalization of the Company. Previously awarded stock options, restricted stock awards and warrants have been adjusted or amended to reflect the reverse split.

Initial Public Offering—On June 26, 2001, the Company completed an initial public offering of 920,000 shares (including exercise of the underwriters’ over-allotment option) of its Class A common stock. Since the public offering was a “qualified public offering” as defined in the Series A and B redeemable convertible preferred stock agreements, the 271,164 outstanding shares of the Company’s Series A and B preferred stock were converted into 2,711,640 shares of Class A common stock. The 50,000 Series B convertible preferred stock warrants outstanding prior to the public offering converted automatically into warrants to purchase 500,000 shares of the Company’s Class A common stock, 268,864 of which were exercised as described in Note 7.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Preferred Stock Financing—In May 2000, the Company completed a 100,000 shares, Series B convertible preferred stock offering for $400 per share, or gross proceeds of $40 million. Each share of the Series B convertible preferred stock automatically converted into ten shares of Class A common stock upon the closing of the Company’s initial public offering. In conjunction with the Series B offering, the Company issued 250,000 warrants exercisable at $40 per share to Series A preferred shareholders. Such grant was made in accordance with the original terms of the preferred stock investors’ rights agreement and the value of the warrants at the date of grant ($6.4 million), as determined by an independent appraisal, has been treated as a dividend.

Capital Reorganization—Effective February 26, 1999, the Board of Directors amended the Company’s articles of incorporation to reorganize its capital structure by authorizing three classes of stock designated as “Class A common stock,” “Class B common stock” and “preferred stock.” Under the amended articles, the total number of shares of stock the Company is authorized to issue is 310 million shares. 200 million shares are Class A common stock, par value $.0001 per share; 100 million shares are Class B common stock, par value $.0001 per share: and 10 million shares are preferred stock, par value $.0001 per share. These amounts were not effected by the Company’s one-for-ten reverse stock split discussed above.

Each share of Class A common stock entitles the holder to one vote on all matters submitted to a vote of the shareholders of the corporation. Each share of Class B common stock entitles the holder to 10 votes on all matters submitted to a vote of the shareholders of the corporation. Subject to the preferences that may be applicable to preferred stock outstanding at the time, upon liquidation, dissolution, or winding up of the corporation, all of the remaining assets of the Company to be distributed will be distributed ratably to the holders of Class A and B common stock in proportion to the amount of stock owned by each holder.

7.    STOCK INCENTIVE PLANS AND WARRANTS

Stock Incentive Plans

Stock Options—Effective with the Company’s initial public offering in June 2001, the Company’s 2000 Stock Incentive Plan (the “Plan”) became the successor to the 1998 and 1999 stock option plans and no further options were granted under the 1998 plan or the 1999 plan. The Plan has five separate components:

•	The discretionary option grant program, under which the compensation committee may grant (1) non-statutory options in the Company’s Class A common stock to employees, non-employee board members and consultants at an exercise price not less than 85% of the fair market value of those shares on the grant date and (2) incentive stock options in the Company’s Class A common stock to eligible employees at an exercise price not less than 100% of the fair market value of those shares on the grant date;

•	The stock issuance program, under which eligible individuals may be issued Class A common stock directly upon the attainment of performance milestones or the completion of a specified period of service or as a bonus for past services;

•	The salary investment option grant program, under which the Company’s executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary each year to the acquisition of special below-market option grants;

•	The automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase Class A common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

•	The director fee option grant program, under which the Company’s non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No options were issued pursuant to the salary investment option grant, automatic option grant or director fee option grant programs under the Plan.

The Company has authorized up to 5,212,364 shares of its Class A common stock for issuance under the Plan. The share reserve under the Plan will automatically increase on the first trading day in January each calendar year, beginning with calendar year 2002, by an amount equal to four percent of the total number of shares of the Company’s common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 500,000 shares and in no event will the total number of Class A common stock in the share reserve (as adjusted for all such annual increases) exceed 10 million shares.

Generally, options vest under the straight-line basis over periods of four or five years and expire 10 years from the grant date. When the exercise price of employee stock options issued equals the fair value of the underlying stock, no compensation expense is recorded. Compensation expense is recognized for the fair value of options granted to non-employees and to the extent the fair value of the underlying stock exceeds the exercise price of employee stock options. During 2001 and 2000, the Company issued employee common stock options with exercise prices less than the fair value of the underlying common stock. The Company recorded $9.7 million and $14.1 million of the intrinsic value of such options as deferred stock compensation in 2001 and 2000, respectively. At December 31, 2002, $2.3 million of stock compensation is deferred as a component of shareholders’ equity and will be amortized to expense through 2005 as earned by the related employees.

A summary of the option transactions under the Plan follows:

	Number of Shares	Weighted- Average Exercise Price	Range of Exercise Prices
Outstanding, January 1, 2000	2,271,125	$3.65	$0.08-$7.07
Granted	1,420,520	$30.60	$7.10-$57.50
Exercised	(4,875)	$4.00	$3.00-$5.50
Cancelled	(50,925)	$9.75	$3.00-$57.50

Outstanding, December 31, 2000	3,635,845	$14.05	$0.08-$57.50
Granted	872,650	$66.60	$41.70-$129.10
Exercised	(180,686)	$9.50	$0.08-$57.50
Cancelled	(174,740)	$47.90	$2.00-$129.10

Outstanding, December 31, 2001	4,153,069	$23.81	$0.08-$129.10
Granted	349,940	$21.30	$1.35-$67.70
Exercised	(376,537)	$3.31	$0.08-$39.06
Cancelled	(2,179,615)	$39.70	$0.125-$129.10

Outstanding, December 31, 2002	1,946,857	$9.54	$0.08-$115.00

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002, there were 2,478,489 shares available for future grant under the Plan.

Additional information regarding options outstanding as of December 31, 2002 is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Number of Shares	Weighted- Average Exercise Price
$0.08-$2.00	566,900	$1.83	4.2	463,133	$1.98
$2.50-$3.00	17,500	$2.94	4.3	13,500	$3.00
$4.60-$5.50	886,500	$5.50	4.4	760,750	$5.50
$7.07-$7.10	125,050	$7.08	4.0	98,425	$7.07
$13.50-$25.00	207,700	$16.74	6.6	117,784	$16.68
$39.00-$57.50	107,407	$53.25	4.1	74,285	$53.19
$66.00-$115.00	35,800	$70.80	8.2	1,300	$83.90

	1,946,857	$9.54	4.6	1,529,177	$7.76

As permitted under SFAS No. 123, the Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock-based awards to employees. Pro-forma information regarding net income is required by SFAS No. 123 and is presented in Note 2. This information is required to be determined as if the Company had accounted for its stock-based awards to employees under the fair value method of that statement. The fair value of options granted during the years ended December 31, 2002, 2001, and 2000, as reported below has been estimated at the date of grant using the minimum value option pricing model with the following assumptions:

	Year Ended December 31,
	2002	2001	2000
Risk-free interest rate	3.96%	4.5%	6.3%
Dividend yield	—	—	—
Expected life (years)	4.9	3.9	6.5
Volatility	106%	89%	65%

All of the options issued during 2002 were issued with an exercise price equal to market value on the date of grant. The weighted-average estimated fair value of employee stock options granted during 2002 was $15.61. The weighted-average estimated fair value of employee stock options granted during 2001 is as follows:

	Number of Shares	Weighted- Average Grant Price	Weighted- Average Fair Value
Options granted with grant price:
Less than market value on grant date	541,700	$57.60	$52.32
Equal to market value on grant date	330,950	$81.30	$53.33

Total	872,650	$66.60	$52.70

Predominantly all of the options granted during 2000 were issued with an exercise price less than the fair value of the underlying stock. The weighted-average estimated fair value of employee stock options granted during 2000 was $24.10.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restricted Stock—During 2002 and 2001, the Company awarded to certain key employees 197,520 and 73,050, respectively, restricted Class A common shares. The awards are subject to certain vesting requirements. The value of such stock was established by the market price on the date of grant. During 2002 and 2001, unearned deferred stock compensation of $3.0 million and $4.8 million, respectively, was recorded and will be amortized, net of forfeitures, as stock based compensation expense over the vesting period, which ranges from tenure vesting of six months or vesting upon the attainment of certain performance criteria.

Stock Purchase Plan—In June 2001, the Company adopted the 2000 Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”) and reserved 278,091 shares of Class A common stock for issuance thereunder. Under this plan, the Company’s employees may elect payroll deductions ranging from 1% to 15% of cash earnings to be used for the purchase of Class A common stock. The purchase price under the Employee Stock Purchase Plan is 85% of the lower of the closing prices for the stock at the beginning of a twenty-four month offering period or the end of each six month purchase period. No compensation expense is recorded in connection with this plan. The number of shares reserved under the Employee Stock Purchase Plan will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2002, by an amount equal to one percent of the total number of outstanding shares of the Company’s common stock on the last trading day in December in the prior calendar year. In no event will any annual increase exceed 100,000 shares and in no event will the total number of shares of Class A common stock reserved for issuance under this plan (as adjusted for all such annual increases) exceed 1.15 million shares. During 2002, 53,715 Class A shares were issued to employees in connection with this plan. If the Company had elected to recognize the compensation cost based on the fair value of the employee’s purchase rights, the weighted average fair value of each purchase right granted in 2002 and 2001 was $15.13 and $37.40, respectively. The assumptions used in estimating this fair value are as follows:

	Year Ended December 31,
	2002	2001
Risk-free interest rate	1.79%	4.5%
Dividend yield	—	—
Expected life (years)	0.5	0.5
Volatility	106%	100%

Stock Option Exchange Offer—In June 2002, the Company initiated a voluntary stock option exchange program to its employees, officers and board members located in the United States and Europe. The program commenced on June 24, 2002, and as amended in July 2002, participants were able to tender for cancellation stock options to purchase the Company’s Class A common stock that had an exercise price equal to or greater than $13.50 per share for replacement options to purchase Class A common stock to be granted on a date which is at least six months plus one day from the date of cancellation of the tendered options. The cancellation date was August 30, 2002. Pursuant to the offer, the Company accepted for exchange and cancelled options to purchase an aggregate of 1,144,127 shares of the Company’s Class A common stock from 206 eligible participants representing 63% of the options subject to the offer. The exercise price of the replacement options will be the market price of the Company’s Class A common stock on the grant date of the replacement options. The remaining terms and conditions of the replacement options, including the vesting schedules, will be substantially the same as the terms and conditions of the options cancelled. During the 2002, $2.6 million of deferred stock compensation associated with the stock options that were tendered in connection with this offer was accelerated into the consolidated statement of operations.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warrants

During 2002, the Company granted 45,000 Class A common stock purchase warrants to certain third parties in exchange for legal and employee recruiting services. Each warrant was fully vested and exercisable on the grant date for one share of Class A common stock and will expire from three to five years from the grant date. The weighted average exercise price and weighted average fair value of these warrants was $5.72 and $4.10, respectively. The fair value of the warrants was estimated at less than $0.2 million using the Black-Scholes option-pricing model and is reflected as a research and development expense in the consolidated statement of operations and an increase to additional paid-in capital.

In May 2000, the Company executed a Semiconductor Development Agreement (the “Agreement”) with a third party, which provides the Company with access to one or more of the third party’s semiconductor fabrication processes solely for the development of product prototypes. Upon the execution of the Agreement, the Company granted the third party a fully exercisable warrant to purchase (a) 25,000 shares of Series B preferred stock for $400 per share from the grant date through the date of the closing of a “Qualified Public Offering,” as defined in the Agreement, or (b) 250,000 shares of Class A common stock, from the date, if any, of a Qualified Public Offering, through May 2005 for $40 per share. Neither the Agreement nor the terms of the warrant requires the third party to meet any performance requirements or prohibit the third party from participating in other similar programs with other parties. As such, the warrant is not subject to any forfeiture for any reason. The Company has measured the value of the warrant at the date of grant at $6.4 million, by utilizing an independent appraisal. The Company has expensed the value of this fully exercisable, nonforfeitable warrant as a research and development expense in the accompanying 2000 statement of operations, since there is no third party performance required with respect to the warrant and the activities underlying the Agreement relate to research and development efforts for which the Company cannot determine the benefit, if any, which may result. Subsequent to the Company’s initial public offering, the 250,000 warrants were exercised in a cashless transaction. The Company issued net 184,765 Class A common shares in connection with this exercise and recorded a $9.0 million deferred tax asset that was recorded as an increase to additional paid-in capital for the tax effect of the difference in fair value between the grant date and exercise date.

Also during 2000, the Company granted 13,341 Class A common stock purchase warrants to certain third parties in exchange for legal and employee recruiting services. Each warrant was fully vested and exercisable on the grant date for one share of Class A common stock and will expire five years from the grant date. The weighted average exercise price of these warrants was $20.10. The fair value of the warrants was estimated at $0.2 million using the Black-Scholes option-pricing model and is reflected as a general and administrative expense in the consolidated statement of operations and an increase to additional paid-in capital.

During 2000, 513,341 warrants were granted with a weighted-average exercise price and weighted-average fair value of $39.48 and $25.17, respectively.

At December 31, 2002, there are 352,508 Class A common stock purchase warrants outstanding with a weighted-average exercise price of $30.24. During 2001, no warrants were granted.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases its office facilities and certain equipment under operating lease agreements expiring at various dates through 2007. The Company’s future minimum rental payments are as follows:

(Amounts in thousands)
2003	$3,528
2004	2,860
2005	2,739
2006	903
2007	126

$10,156

Rental expense under operating leases was $5.2 million, $5.7 million and $2.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Lease Obligations—The Company leases certain equipment under capital leases. The following is a schedule of future minimum lease payments under the leases together with the present value of the net minimum lease payments as of December 31, 2002 and the fiscal years thereafter:

(Amounts in thousands)
2003	$448

Total minimum lease payments	448
Less amount representing interest	11

Present value of minimum lease payments	437
Less current portion of lease obligations	437

Long-term portion of lease obligations	$—

Software and Equipment Financing—During 2002 and 2001, the Company obtained vendor financing for software and equipment purchases in the amount of $7.2 million and $2.4 million, respectively. The underlying assets collateralize the vendor financing. The aggregate maturities of these financings for each of the years subsequent to December 31, 2002 are as follows:

(Amounts in thousands)
2003	$4,329
2004	3,208
2005	1,081

Total software and equipment financing	8,618
Less current portion	4,329

Long-term software and equipment financing	$4,289

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Facility—During April 2002, the Company entered into an unsecured $6.0 million credit facility. All amounts drawn down under this facility must be used for the purchase of capital assets. The amount drawn down under the facility from May 2002 through October 2002 was converted into a 30-month term loan (referred to as Tranche A) and the interest rate was fixed at 150 basis points above the three year Treasury Note or, 4.0 percent per annum. The amount drawn down under the facility from November 2002 through April 2003 will also be converted into a 30-month term loan (referred to as Tranche B) and the interest rate will be fixed at 150 basis points above the three year Treasury Note at the time such amount is converted into a term loan. During each six-month draw down period, only monthly interest payments are due. During this period, interest is calculated at the London Interbank Offered Rate (“LIBOR”) plus 150 basis points. The agreement required that the Company maintain (i) a liabilities to tangible net worth ratio of .50 to 1, (ii) a minimum cash balance of $50 million and (iii) at least $12 million invested at the financial institution. During December 2002 the Company amended this facility to eliminate these covenants, remove the draw down ability for Tranche B and to cash secure the outstanding balance under Tranche A. The cash collateral is equal to 110% of the amount outstanding under the facility. No further amounts will be borrowed under this facility.

As of December 31, 2002, cash equivalents of $3.1 million is considered restricted and is held as collateral pursuant to the amended credit facility and $2.8 million was outstanding under Tranche A described above, of which $1.2 million, plus interest, is due within the next 12 months.

Supply Agreement—The Company purchases silicon wafer material and engineering services from a shareholder under the terms of a Supply Agreement, which was executed during 1997 (and amended in 1999) in connection with a Share Purchase Agreement with the shareholder. Under the terms of the Supply Agreement, as amended, which expired in December 2002, the Company is obligated to purchase certain minimum quantities of wafer material at various fixed prices. The Company has not met all such commitments as of December 31, 2002 and has recorded a liability of $0.8 million for the remaining estimated commitment under this agreement. The Company purchased less than $0.1 million, $9.5 million and $9.8 million of materials and engineering services from the shareholder during the years ended December 31, 2002, 2001 and 2000, respectively.

Legal—The Company, in the ordinary course of its business, is the subject of, or party to, various pending or threatened legal actions. The Company believes that an ultimate liability arising from these actions will not have a material adverse effect on its financial position, results of operations or cash flows.

Retention Contracts—During 2002, the Company entered into retention contracts with six key employees. The contracts provide that the employees will receive the remaining unpaid balance of their 2003 base annual salary upon the occurrence of any of the following: (i) the employee is terminated for a reason other than cause, (ii) the Company experiences a change in control, liquidation or dissolution or (iii) the Company’s current Chief Executive Officer is replaced. During January 2003, the Company entered into identical contracts with two additional employees. The total 2003 base salaries for these eight employees is $1.1 million.

9.    FINANCIAL INSTRUMENTS

The Company is exposed to market risk from changes in foreign currency exchange rates associated with forecasted foreign currency-denominated expenses. The Company uses foreign currency forward contracts designated as cash flow hedges to hedge this exposure and the fair value changes of the forward contracts related to the effective portion of the hedges are initially recorded as a component of other comprehensive income. The Company utilizes these foreign currency forward contracts to hedge its variability in U.S. dollar cash flows associated with probable forecasted foreign inter-company Euro denominated expenses because the Company reimburses its German subsidiary for such expenses. At December 31, 2002, the Company did not have any outstanding foreign currency forward contracts. All contracts are entered into with a major financial institution.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk associated with these transactions is the cost of replacing these agreements, at current market rates, in the event of default by the counterparty. The Company believes the risk of incurring such losses is remote. The Company does not hold financial instruments for trading or speculative purposes.

The Company, using available market information and appropriate methodologies, has determined the estimated fair value of financial instruments. Considerable judgment is required in interpreting this information and developing these estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate values:

Cash, cash equivalents, restricted cash and short-term investments—All investments are considered available-for-sale and the carrying amount approximates fair value because of the short-term maturity of these instruments.

Long-term investments—It is not practicable to estimate the fair value of the Company’s long-term investments because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

Software and equipment financing—The fair values of the Company’s vendor financings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Foreign currency forward contracts—The fair values of these financial instruments represents the amount at which the contracts could be settled based on quotes provided by the counterparty.

The carrying amounts and estimated fair values of financial instruments at December 31, 2002 and 2001 are as follows:

	Year Ended December 31,
	2002		2001
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Amounts in thousands)
Cash, cash equivalents, restricted cash and short-term investments	$50,692	$50,692	$92,682	$92,682
Software and equipment financing	(8,618)	(8,713)	(3,447)	(3,687)
Foreign currency forward contracts	—	—	(1,940)	(1,940)

10.    INCOME TAXES

The provision (benefit) for income taxes consists of the following:

	Year Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Current:
State	$178	$1,678	$847
Federal	(13,355)	9,205	2,808
Foreign	(293)	603	325

Total current	(13,470)	11,486	3,980

Deferred benefit	(26,305)	(18,328)	(7,021)
Valuation allowance	52,965	(2,604)	1,293

Total	$13,190	$(9,446)	$(1,748)

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effective income tax rate differs from the Federal statutory income tax rate applied to loss before income taxes due to the following:

	Year Ended December 31,
	2002	2001	2000
Federal statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State taxes net of Federal benefit	3.2	(3.3)	(8.6)
Meals and entertainment	—	0.2	0.4
Effect of foreign income tax, net	0.5	1.5	(4.0)
Research and development tax credits	—	—	(3.8)
Valuation allowance	46.0	(12.1)	24.5
Other	(0.5)	5.4	(5.5)

Total	14.2%	(43.3)%	(32.0)%

The components of net deferred income taxes consist of the following:

	December 31,
	2002	2001
	(Amounts in thousands)
Current deferred income tax assets:
Accounts receivable allowances	$146	$290
Accrued expenses	1,771	277
Inventory	6,586	3,234
Warrant expense	69	69
Valuation allowance	(8,572)	—

Total current deferred income tax assets	—	3,870

Non-current deferred income tax assets:
Net operating loss carryforwards	35,244	14,961
Tax credit carryforwards	1,316	232
Fixed assets	1,692	590
Deferred stock compensation	3,400	6,773
Investments	2,009	—
Other	732	234
Valuation allowance	(44,393)	—

Total non-current deferred income tax assets	—	22,790

Net deferred income tax assets	$—	$26,660

The Company has $79.1 million and $127.1 million of Federal and state, respectively, net operating loss carryforwards available to offset future taxable income. These net operating loss carryforwards expire in 2022. The current deferred tax asset is included in prepaid expenses and other current assets in the consolidated balance sheets.

On a quarterly basis, the Company assesses the recoverability of its deferred tax assets by reviewing a number of factors, including operating trends, the scheduled reversal of deferred tax liabilities and future projections of taxable income, to determine whether a valuation allowance is required to reduce such deferred tax assets to an amount that is more likely than not to be realized. The Company considered the following factors that occurred during 2002 in assessing the recoverability of its deferred tax assets: (i) further announced

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reductions in 2002 capital spending by the major telecommunication service providers and industry analysts forecasting a further reduction in capital spending in 2003, (ii) significant workforce reductions within the telecommunications and related industries, (iii) continued poor visibility of customer orders, (iv) a depressed capital market which makes obtaining new capital difficult and (v) a lower than expected demand for 10 gigabit products.

Based on the revised projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Accordingly, during 2002, the Company recorded a valuation allowance equal to its deferred tax assets. As a result of recording the valuation allowance, $12.2 million was charged against additional paid-in capital. The $12.2 million charge represents deferred tax assets that were originally recorded as a credit to additional paid-in capital as a result of employee stock option and warrant exercises.

There were no undistributed earnings of the Company’s foreign subsidiaries at December 31, 2002.

11.    RELATED PARTY TRANSACTIONS

ASIP—In July 2000, the Company entered into a stock purchase and option agreement with ASIP, an optical device start-up entity, pursuant to which the Company purchased 1,666,667 shares of ASIP’s Series A voting and convertible preferred stock at an aggregate purchase price of $0.8 million which represented approximately 18% of ASIP’s outstanding voting stock. The Company was also granted an option to purchase, and the Company granted ASIP an option to require the Company to purchase upon the attainment of certain performance goals, 833,333 shares of ASIP’s Series B voting and convertible preferred stock at an aggregate purchase price of $1.7 million. In conjunction with this purchase, the Company received this option for no additional cost. Accordingly, such option is being carried at its historical cost since ASIP is not a public entity. The other investors in these transactions are also investors in the Company.

During January 2001, the Company exercised its option and purchased 833,333 shares of Series B voting and convertible preferred stock for $1.7 million. After this additional purchase, the Company owns approximately 21% of ASIP’s outstanding voting stock and began accounting for this investment under the equity method of accounting. ASIP’s 2000 results of operations were not material. Upon conversion to the equity method of accounting, the carrying amount of the ASIP investment included goodwill of $0.9 million that was being amortized over five years. Amortization of goodwill ceased effective January 1, 2002 upon the adoption of SFAS No. 142. As discussed in Note 5, the Company recorded a $1.1 million impairment charge against its investment and related goodwill in ASIP. Subsequent to writing down these amounts during September 2002, the Company discontinued recognizing its equity in ASIP’s losses since the Company’s net investment in ASIP was zero. Goodwill amortization and the Company’s equity in ASIP’s losses are included in other income in the accompanying consolidated statements of operations.

During April 2001, the Company guaranteed a facility lease for ASIP. The guarantee is through December 31, 2005 provided that ASIP continues to meet all terms and conditions of the lease. The total remaining lease payments to be made by ASIP during the guarantee period are $1.0 million.

One of the Company’s directors is a founder and director of ASIP. Additionally, the Company’s President and Chief Executive Officer, and two of its directors, are each directors of ASIP.

In May 2001, the Company entered into a development and license agreement with ASIP, pursuant to which ASIP will design, develop and prototype certain optical components, and the Company will reimburse ASIP a maximum of $2.5 million of its development expenses and consign up to $3.5 million of equipment to ASIP,

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which ASIP will later have the option to purchase at its then-depreciated value. The agreement also provides that the Company will enter into a supply agreement with ASIP upon ASIP’s successful completion and delivery of the component prototypes. As discussed in Note 5, the Company recorded a $2.4 million impairment charge against the consigned equipment at ASIP. During 2002 and 2001, the Company incurred research and development expenses of $1.2 million and $0.6 million, respectively, under this agreement. At December 31, 2002, the Company has $0.5 million included in accounts payable or accrued expenses for research and development services performed by ASIP. The Company has expended $2.2 million and has liabilities of $0.7 million for capital equipment under this agreement.

IPAG—In July 2001, the Company entered into an investment agreement with the shareholders of Innovative Processing AG (“IPAG”), an optical components company located in Germany, pursuant to which the Company purchased 26,230 shares, or approximately 18%, of IPAG’s ordinary shares for an aggregate purchase price of $0.3 million. The Company’s Executive Vice President and Co-Chairman is a member of the Board of Supervisors of IPAG, and, in connection with his service on the board, this officer owns 2,500 of IPAG’s ordinary shares. In addition, this officer owns a 12.5% interest in AGITE! S.p.A. (“AGITE!”), an investment fund that has also invested in IPAG, and acts as a managing partner of AGITE!. AGITE! Also purchased 24,770 shares of IPAG’s ordinary shares at the same price per share as the Company. As discussed below, this officer resigned from the Company effective December 31, 2002.

In September 2001, the Company entered into a development and license agreement with IPAG pursuant to which IPAG will design, develop and prototype certain optical components, and the Company will reimburse IPAG a maximum of $0.8 million of its development expenses and consign up to approximately $0.5 million of equipment to IPAG, which IPAG will later have the option to purchase at its then-depreciated value. The agreement also provides that the Company will enter into a supply agreement with IPAG upon IPAG’s successful completion and delivery of the component prototypes. During 2002 and 2001, the Company incurred research and development expenses of $0.2 million and $0.6 million, respectively, and cumulatively, has expended less than $0.1 million for capital items under this agreement. The capital items were purchased by IPAG for less than $0.1 million during 2002. The Company also leases equipment under an operating lease that is solely being used by IPAG. IPAG reimburses the Company on a monthly basis for the lease payments. The total remaining payments under this operating lease through the end of the lease term in June 2004 is approximately $0.2 million.

Internet Machines—In October 2000, the Company entered into a stock purchase agreement with IMC, a privately-held optical device company, pursuant to which it purchased 320,671 shares of IMC Series B voting and convertible preferred stock at an aggregate purchase price of $1.6 million. The Company’s purchase represents less than 1% of IMC’s outstanding voting stock. As discussed in Note 5, the Company recorded a $1.4 million impairment charge against this investment. The Company’s President and Chief Executive Officer, and one of its directors, are each directors of IMC.

Shareholder loan—In January 2002, the Company entered into a full-recourse promissory note with its Executive Vice President and Co-Chairman, to assist the officer with the purchase of a new home upon his transfer from the Company’s European headquarters in Germany to its California facility. The note is for $0.5 million, bears interest at 5.5% per annum and is due in January 2007 (including all accrued and unpaid interest). The note is secured by a portion of the officer’s Class B common stock pursuant to a pledge agreement between the Company and the officer and is payable upon the earlier of the stated due date or 30 days after the officer’s employment with the Company ceases. On August 8, 2002, the Company announced that the officer would depart from the Company on December 31, 2002, which will result in the note and related accrued interest becoming payable on or before January 30, 2003. In October 2002, the Company entered into a separation agreement with this officer. The significant terms of the separation agreement include (i) a $125,000 separation payment, (ii) the immediate vesting of 140,000 of the officer’s remaining unvested stock options and the

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

extension of the exercise period to 18 months for all vested options for a total of 580,000 vested options, (iii) the payment of COBRA benefits for up to six months, (iv) the reimbursement of up to $50,000 for brokerage commissions paid (to be reduced dollar-for-dollar by the amount which the net proceeds (as defined) of the sale exceeds original purchase price of the residence) by the officer in connection with a closing on or before December 31, 2002 of the sale of his California residence and (v) the reimbursement of up to $25,000 for relocation expenses incurred in moving from the United States to Germany. During December 2002, the officer fully paid all outstanding principal and interest due under the promissory note and the Company paid severance and adjusted the officer’s options according to the separation agreement.

Line of credit from shareholder—The Company had a line of credit facility from a shareholder that provided for borrowings up to $2.0 million. The credit facility was provided to the Company pursuant to a Share Purchase Agreement executed in 1997. In connection with the Share Purchase Agreement, the Company’s then existing shareholders granted to the party providing the credit facility a share purchase option, which expired on October 31, 1998. Outstanding borrowings under the credit facility accrued interest at 6.0%, compounded semiannually, through expiration of the share purchase option on October 31, 1998, upon which date the interest rate converted to a certain bank’s prime rate plus 2.0% (10.5 percent). Borrowings under the credit facility were not guaranteed or collateralized. In connection with the Series B convertible preferred stock offering discussed in Note 6, $2.4 million of principal and interest outstanding under this credit facility as of such offering was forgiven by the shareholder as partial payment for the shareholder’s Series B convertible preferred stock.

Other—The Company purchases certain products from some of its equity holders such as IBM and TRW. During 2002, 2001, and 2000, purchases from such parties were $1.6 million, $13.9 million and $10.7 million, respectively. At December 31, 2002 and 2001, accounts payable to these parties were $1.0 million and $1.2 million, respectively.

The above investments are included in other assets in the accompanying consolidated balance sheets.

12.    GEOGRAPHIC INFORMATION

Revenues to geographic locations are as follows:

	2002		2001		2000
	(Amounts in thousands)
North America		$15,073		$98,719	$53,260
Europe		2,973		31,578	19,356
Asia		221		171	105

Total		$18,267		$130,468	$72,721

Revenues to certain geographic locations within Europe are as follows:

Italy	$	*	$	*	$7,751

France	$	*		$14,760	$9,129

*	Country’s revenues represent less than 10% of total revenue in the respective period.

Substantially all identifiable assets are located in North America.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan, in which all of its U.S. employees may participate. Plan participants contribute up to 15% of their eligible compensation to the plan, subject to the statutorily prescribed annual limit. The Company intends the plan to qualify under Section 401(k) of the Internal Revenue Code so that contributions by employees to the plan, and income earned, if any, on plan contributions, are not taxable to employees until withdrawn from the plan. From the plan’s inception through March 31, 2000, the Company made matching contributions on behalf of the plan participants at the rate of 25% of participant contributions up to 6% of compensation. The plan was amended on April 1, 2000 for a change in the matching contribution rate to 50% of participant contributions up to 6% of compensation. During each 2002 and 2001, the Company made matching contributions of $0.5 million and made $0.2 million during 2000.

14.    QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of certain unaudited quarterly financial information:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Amounts in thousands)
2002
Net Revenues	$10,091	$4,959	$1,771	$1,446
Gross profit (loss)	4,082	(3,815)	(625)	130
Inventory write down and related charges	—	5,307	—	440
Manufacturing fixed asset impairment	—	1,051	—	—
Deferred stock compensation	2,777	2,825	5,311	1,801
Investment impairments and related charges	—	—	4,906	—
Corporate realignment	—	—	12,255	(1,277)
Net loss	(10,491)	(44,020)	(39,270)	(12,466)
Net loss per share—basic and diluted	$(1.48)	$(6.04)	$(5.18)	$(1.68)

2001
Net Revenues	$31,068	$35,103	$37,603	$26,694
Gross Profit	14,347	21,937	23,690	11,081
Inventory write down and related charges	4,895	—	—	3,893
Deferred stock compensation	3,057	2,748	2,981	3,160
Net income (loss)	(4,451)	(853)	1,375	(8,435)
Net income (loss) per share—basic	$(1.49)	$(0.25)	$0.20	$(1.23)
Net income (loss) per share—diluted	$(1.49)	$(0.25)	$0.15	$(1.23)

*****

Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions/ Write-offs	Balance at End of Period
Year Ended December 31, 2002:
Allowance for doubtful accounts	$709,370	$(191,000)	$—	$162,707	$355,663
Reserve for excess and obsolete inventory	10,719,207	9,177,750	—	3,284,975	16,611,982

	$11,428,577	$8,986,750	$—	$3,447,682	$16,967,645

Year Ended December 31, 2001:
Allowance for doubtful accounts	$132,570	$749,833	$—	$173,033	$709,370
Reserve for excess and obsolete inventory	3,616,646	9,042,730	—	1,940,169	10,719,207

	$3,749,216	$9,792,563	$—	$2,113,202	$11,428,577

Year Ended December 31, 2000:
Allowance for doubtful accounts	$51,000	$81,570	$—	$—	$132,570
Reserve for excess and obsolete inventory	—	3,616,646	—	—	3,616,646

	$51,000	$3,698,216	$—	$—	$3,749,216

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except for per share amounts)

(unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$30,362	$32,669
Restricted cash	1,307	1,307
Short term investments	5,875	14,973
Accounts receivable, net	432	960
Inventories	2,397	2,189
Prepaid expenses and other current assets	1,370	2,713

Total current assets	41,743	54,811

Property and equipment, net	17,518	19,972
Other assets (including restricted cash of $1,416 and $1,743 at March 31, 2003 and December 31, 2002, respectively)	2,253	3,070

Total assets	$61,514	$77,853

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,009	$4,522
Accrued expenses	12,320	14,840
Accrued warranty costs	91	183
Software and equipment financing—current portion	3,601	4,329
Lease obligations—current portion	44	437
Income taxes payable	401	332

Total current liabilities	20,466	24,643

Software and equipment financing—net of current portion	3,513	4,289

Commitments and contingencies
Shareholders’ equity:
Common stock, $.0001 par value:
Class A	—	—
Class B	—	—
Additional paid-in-capital	182,167	182,283
Deferred stock compensation	(1,276)	(2,268)
Accumulated deficit	(143,293)	(131,098)
Accumulated other comprehensive (loss) income	55	122
Treasury stock, at cost	(118)	(118)

Total shareholders’ equity	37,535	48,921

Total liabilities and shareholders’ equity	$61,514	$77,853

See accompanying notes to condensed consolidated financial statements.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share amounts)

(unaudited)

	Three Months Ended March 31,
	2003	2002
Total revenues	$959	$10,091

Cost of revenues
Product	1,096	5,445
Deferred stock compensation	48	564

Total cost of revenues	1,144	6,009

Gross (loss) profit	(185)	4,082

Operating expenses:
Research and development, excluding deferred stock compensation	7,339	12,789
Sales and marketing, excluding deferred stock compensation	1,839	3,932
General and administrative, excluding deferred stock compensation	1,689	2,398
Deferred stock compensation	701	2,213
Investment impairments and related charges	343	—
Corporate realignment	189	—

Total operating expenses	12,100	21,332

Operating loss	(12,285)	(17,250)
Other income and expenses:
Interest expense	(105)	(88)
Other income, net (including zero and $57 of equity losses in affiliate during the three months ended March 31, 2003 and 2002, respectively)	209	479

Loss before provision (benefit) for income taxes	(12,181)	(16,859)
Provision (benefit) for income taxes	14	(6,368)

Net loss.	$(12,195)	$(10,491)

Net loss per share, basic and diluted.	$(1.62)	$(1.48)

Weighted average shares of common stock, basic and diluted.	7,512	7,070

The composition of the amortization of deferred stock compensation is as follows:
Research and development	$488	$1,363
Sales and marketing	—	271
General and administrative	213	579

Total	$701	$2,213

See accompanying notes to condensed consolidated financial statements.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Net loss	$(12,195)	$(10,491)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization.	2,149	2,942
Deferred stock compensation	749	2,777
Investment impairments and related charges	343	—
Corporate realignment	189	—
Deferred income taxes	—	(6,404)
Equity losses in affiliate	—	57
Loss on disposal of assets	32	—
Changes in working capital items, net	(1,579)	11,152
Other	147	199

Net cash provided by (used in) operating activities	(10,165)	232

Cash flows from investing activities:
Purchases of property and equipment	(88)	(1,103)
Proceeds from sales of fixed assets	223	—
Proceeds from sales of marketable securities	9,060	10,332
Purchases of marketable securities	—	(21,102)

Net cash provided by (used in) investing activities	9,195	(11,873)

Cash flows from financing activities:
Proceeds from stock option exercises	125	1,076
Payments on lease obligations and software and equipment financing	(1,849)	(1,064)
Decrease in restricted cash	327	—
Shareholder loan	—	(483)

Net cash provided by (used in) financing activities	(1,397)	(471)

Effect of exchange rate changes on cash	60	8

Net decrease in cash and cash equivalents	(2,307)	(12,104)
Cash and cash equivalents, beginning of period	32,669	49,779

Cash and cash equivalents, end of period	$30,362	$37,675

Supplemental disclosures of cash flow information—Cash paid (received) during the period for:
Income taxes	$—	$—
Interest	$105	$88

See accompanying notes to condensed consolidated financial statements.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments consisting of normal recurring items considered necessary for the fair presentation have been included. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the entire year.

The financial statements included herein have been prepared with the understanding that the users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year. Accordingly, these financial statements should be read in conjunction with the audited financial statements and the related notes thereto contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

Management’s Plans—The Company operates in the semiconductor industry, which is cyclical and subject to rapid technological change and evolving industry standards. The semiconductor industry is currently experiencing a significant downturn. This downturn is characterized by diminished product demand, excess customer inventories and excess production capacity. These factors have caused a substantial decrease in the Company’s revenues and in its results of operations. For example, during the three months ended March 31, 2003 the Company reported a net loss of $12.2 million and, as compared to December 31, 2002, reported a net reduction in cash, cash equivalents and short-term investments of $11.4 million and a reduction in shareholders’ equity of $11.4 million. At March 31, 2003, the Company has cash, cash equivalents and short-term investments of $36.2 million and working capital of $21.3 million. For the year ended December 31, 2002, the Company reported a net loss of $106.2 million and at December 31, 2002, reported cash, cash equivalents and short-term investments of $47.6 million and working capital of $30.2 million. The current downturn and future downturns in the semiconductor industry may be severe and prolonged, and any failure of this industry to recover from the current downturn will seriously impact the Company’s revenue and harm its business, financial condition, results of operations and cash flows. The Company will continue to experience losses and use its cash, cash equivalents and short-term investments if it does not receive sufficient product orders and its costs are not controlled. The Company will continue to: (i) focus on cash preservation and expense reductions, (ii) attempt to expand market share with existing and new products by focusing on its strength in mixed signal and digital signal processing technology, (iii) rationalize research and development spending on projects that will be accretive to revenues in the near term and (iv) secure system design wins with Tier I and emerging communication equipment and optical module manufacturers.

As a result of the continuing significant economic slowdown and the related uncertainties in the technology sector and semiconductor industry, the Company initiated a corporate realignment plan during the third quarter of 2002. The plan included workforce reductions of approximately 150 employees, the consolidation of facilities through closure of certain locations, a reduction in the level of activity at other locations and asset impairment charges. The Company recorded a charge during 2002 of $11.0 million associated with this realignment plan (see Note 2). The realignment plan will significantly reduce expenses and cash usage while permitting its crucial personnel to focus on key business strategies such as expanding market share and securing design wins. Excluding the $4.9 million of cash necessary to execute the realignment plan, the Company estimates that such plan, combined with its other cost savings initiatives, will provide annual cash savings of approximately $35.0 million.

Although the Company undertook cost reduction programs and initiated its corporate realignment plan during 2002 to reduce expenses, the Company may still need additional capital. The market for the Company’s

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

products has declined substantially; accordingly, the Company has continued to utilize significant amounts of capital. In the event that the Company is required, or elects, to raise additional funds, it may not be able to do so on favorable terms, if at all. The Company’s inability to raise additional capital may result in the need to further restructure its operations. As another alternative to raising capital, the Company may need to explore the opportunity to merge with or be acquired by another company. The Company cannot give any assurance that such a merger can occur or how favorable the terms of such a merger would be for the Company’s existing shareholders.

The Company’s decrease in revenues continues to reflect the limited demand for optical equipment in its end markets and the additional reductions in carrier spending during 2002 and 2003. The Company’s business prospects depend substantially on the continued build-out of the communications infrastructure. Almost all telecommunication service providers have curtailed the level of their capital expenditures on their infrastructure build-out, which has significantly reduced the demand for the Company’s products by communications equipment manufacturers. This slowdown has caused the Company’s revenues and backlog to decline substantially. The Company’s revenues declined in each quarter of 2002, compared to the comparable periods in 2001, and further declined in the first quarter of 2003 as compared with the fourth quarter of 2002. Because of general economic conditions and slowdowns in purchases of optical networking equipment, it has become increasingly difficult for the Company to predict the purchasing activities of its customers. The Company’s success in emerging from this prolonged downturn requires that the Company significantly reduce its cost structure to preserve cash and enhance its ability to invest in opportunities that expand market share and grow revenues in new markets. The Company will continue to focus on its strength in mixed-signal and digital signal processing technology and will expand into new markets based upon this strength. The Company has continued to secure design wins with Tier I and emerging communication equipment and optical module manufacturers in North America, Europe and Asia Pacific regions. The Company’s exclusive focus is now on building discrete components for communication equipment and optical module manufacturers. By focusing on components, the Company ensures that its customers will have access to the best component technology and will avoid competing with its transceiver and transponder customers.

Exclusive of obtaining any new capital or material increases in revenues, the Company believes that if it executes on the items discussed above, it has sufficient cash, cash equivalents and short-term investments for at least the next fifteen months. The fifteen months assumes that the Company can execute on the items discussed above and that revenues meet the Company’s forecast. If the Company cannot satisfactorily execute on the above items or if 2003 revenues are lower than the Company expects, the Company will be required to make further headcount and expense reductions which may limit certain operational abilities including, but not limited to, making new product introductions in a timely manner, obtaining design wins, procuring required raw materials and meeting customer shipping schedules. If the Company is able to obtain new capital and/or revenues grow greater than expected, the Company’s liquidity will exceed fifteen months. Based upon the Company’s cost reduction efforts, revenues of less than $10 million per quarter will be cash neutral to the Company and any revenues in excess of this amount will generate positive cash flows from operations.

Derivative Financial Instruments—During the three months ended March 31, 2003, the Company did not utilize any derivative financial instruments. During the three months ended March 31, 2002, the Company used foreign currency forward contracts designated as cash flow hedges to hedge the Company’s exposure to market risk from changes in foreign currency exchange rates associated with forecasted foreign currency-denominated expenses. The fair value changes of the forward contracts related to the effective portion of the hedges are initially recorded as a component of other comprehensive income. The Company is exposed to market risk from changes in foreign currency exchange rates associated with forecasted foreign currency-denominated expenses. The Company utilized these foreign currency forward contracts to hedge its variability in U.S. dollar cash flows associated with probable forecasted foreign inter-company Euro denominated expenses because the Company

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reimburses its German subsidiary for such expenses. Unrealized and realized gains and losses on cash flow hedges accumulate in other comprehensive income and are reclassified into earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Gains and losses on derivatives that are terminated prior to their maturity are also reclassified into earnings when the underlying hedged items impact earnings, unless it is no longer probable that the hedged forecasted transaction will occur, whereby such gains and losses are recognized immediately in earnings. For the three months ended March 31, 2002, hedge ineffectiveness associated with instruments designated as cash flow hedges was not significant. For the three months ended March 31, 2002, net losses of less than $0.1 million were reclassified into earnings as an adjustment to research and development expense. These net losses were offset by gains and losses on the transactions being hedged. At March 31, 2002, less than $0.1 million of net derivative gains/losses included in accumulated other comprehensive income will be reclassified into earnings within twelve months from that date. The unrealized amounts in accumulated other comprehensive income will fluctuate based on changes in fair value of open contracts at each reporting period. At March 31, 2002, the Company’s liability of less than $0.1 million relating to these forward contracts is included in accrued expenses in the accompanying condensed consolidated balance sheet.

Equity-Based Compensation—The Company has two stock-based employee compensation plans. The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s stock and the exercise price. The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123, and Emerging Issues Task Force Consensus on Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company is amortizing deferred stock compensation using the graded vesting method, in accordance with Financial Accounting Standards Board Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (An Interpretation of APB Opinions No. 15 and 25)”, over the vesting period of each respective option, which is generally four years.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Three Months Ended March 31,
	2003	2002
	(Amounts in thousands)
Net loss, as reported	$(12,195)	$(10,491)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	749	2,777
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,405)	(1,970)

Pro forma net loss	$(12,851)	$(9,684)

Net loss per share:
As reported: Basic and diluted	$(1.62)	$(1.48)

Pro forma: Basic and diluted	$(1.71)	$(1.37)

Reverse Split—On September 6, 2002, the Company’s board of directors approved a one-for-ten reverse stock split. The Company’s consolidated financial statements have been retroactively adjusted to show the effect of this stock split for all periods presented.

Reclassifications—Certain prior year amounts have been reclassified in order to conform to the current year presentation.

2.    CORPORATE REALIGNMENT

During 2002, the Company commenced a corporate realignment program (the “Realignment Plan”) to create a more efficient cost structure and realign its business to reflect the current telecommunication market environment which will permit the Company to focus its personnel on its key business strategies. The major initiatives of the Realignment Plan include a reduction of 40 to 45 percent in the Company’s worldwide headcount and the consolidation of facilities through the closure of certain locations and the reduction in the level of activity at other locations.

The components of the realignment reserves and movements within these components during 2003 were as follows:

	Severance and Termination Benefits	Lease and Contract Termination Costs	Other Costs	Total
	(Amounts in thousands)
Balance at December 31, 2002	$883	$2,514	$140	$3,537
2003 payments	(488)	(421)	(16)	(925)
First quarter 2003 provision	111	41	—	152

Total realignment liabilities	$506	$2,134	$124	$2,764

Cash payments are expected to be $1.6 million for the remainder of 2003, less than $0.6 million in 2004 and $0.7 million thereafter.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    INVESTMENT IMPAIRMENTS AND RELATED CHARGES

The Company recorded a $0.3 million impairment charge against its investment in Innovative Processing AG (“IPAG”). The Company believes that the reduction in the value of the IPAG investment is other than temporary. IPAG is an optical component start-up company and is subject to many of the same industry risks as the Company.

In determining whether its investment in IPAG was impaired, the Company considered several factors such as, but not limited to, the reduction in market valuations for optical component companies, the continued reduction in spending by communications equipment manufacturers, the historical and forecasted operating results of IPAG and changes in technology. Upon review of these and other qualitative and quantitative factors, the Company concluded that its investment in IPAG was impaired.

4.    EARNINGS PER SHARE

Basic net income or loss per share excludes dilution for potentially dilutive securities and is computed by dividing net income or loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income or loss per share reflects the potential dilution that could occur if securities or other instruments to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted net income or loss per share when their inclusion would be antidilutive. A reconciliation between basic and diluted weighted average shares outstanding is as follows:

	Three Months Ended March 31,
	2003		2002
	(Amounts in thousands)
Weighted average shares outstanding, basic	7,512		7,070
Dilutive shares issuable in connection with stock plans	458		1,490
Dilutive shares issuable in connection with warrants granted	—		51
Conversion of preferred stock to common stock	—		—

Weighted average shares outstanding, diluted	7,970	*	8,611	*

*	Since there was a loss attributable to common shareholders in these periods, the basic weighted average shares outstanding were used in calculating diluted loss per share, as inclusion of the incremental shares shown in this calculation would be antidilutive. During the three months ended March 31, 2003 and 2002, stock options and warrants totaling 1,651,202 and 1,288,581, respectively, were excluded from the computation of diluted shares outstanding due to their antidilutive effect.

5.    INVENTORIES

Inventories consisted of the following:

	March 31, 2003	December 31, 2002
	(Amounts in thousands)
Finished goods	$1,074	$1,008
Work-in-progress	213	250
Raw materials	1,110	931

Total	$2,397	$2,189

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    SEGMENT INFORMATION AND CONCENTRATION OF REVENUES

Revenues to geographic locations are as follows:

	Three Months Ended March 31,
	2003	2002
	(Amounts in thousands)
North America	$646	$8,672
Europe	206	1,419
Asia	107	—

	$959	$10,091

Revenues to certain geographic locations within Europe and Asia are as follows:

Germany	15%	*

The following is a summary of the percentage of revenues from major customers:

	Three Months Ended March 31,
	2003	2002
Alcatel	*	21%
TyCom	*	44%
Lucent	36%	16%

*	Customer’s or country’s revenues represents less than 10% of total revenue in the respective period.

7.    COMPREHENSIVE LOSS

The components of comprehensive loss, net of tax, are as follows:

	Three Months Ended March 31,
	2003	2002
	(Amounts in thousands)
Net loss	$(12,195)	$(10,491)
Change in net unrealized loss on available-for-sale investments	(37)	(101)
Cash flow hedge reclassification adjustments	—	17
Foreign currency translation adjustment	(30)	(39)

Comprehensive loss	$(12,262)	$(10,614)

8.    COMMITMENTS AND CONTINGENCIES

The Company, in the ordinary course of its business, is the subject of, or party to, various pending or threatened legal actions. The Company believes that an ultimate liability arising from these actions will not have a material adverse effect on its financial position, results of operations or cash flows.

In February 2003, the Company, its chief executive officer and its former chief financial officer were named as one of the issuer defendants in a class action stockholder complaint filed in the United States District Court for

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Southern District of Florida, captioned Liu v. Credit Suisse First Boston Corporation (“CSFB”), et al., Case No. 03-20459. In the complaint, the plaintiffs allege that CSFB knowingly conspired with dozens of issuers, including the Company, to conduct initial public offerings based on misinformation about the issuers’ future prospects and the proper pricing of their shares, in violation of the anti-fraud provisions of section 10(b) of the Securities Exchange Act of 1934. The plaintiffs seek unspecified monetary damages and other relief. Neither the Company nor the named individuals have yet been served with the complaint. The Company believes that this lawsuit is without merit and intends to defend against it vigorously.

9.    RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2003, the Company paid $0.2 million to ASIP under an existing development agreement. The Company did not make any purchases from TRW, but made $0.2 million of purchases from IBM. During the three months ended March 31, 2002, the Company paid $0.2 million and $0.4 million to IPAG and ASIP, respectively, under existing development agreements with these entities and made $0.3 million and $0.5 million of purchases from TRW and IBM, respectively.

During May 2003, the Company and ASIP mutually terminated their development and license agreement. Pursuant to the termination, in exchange for loaning ASIP $0.2 million pursuant to an unsecured convertible subordinated note and reducing the value for which equipment consigned to ASIP may be exchanged for equity in a future ASIP financing round, the parties agreed to terminate all remaining obligations under the development agreement, including all further obligations to pay development expenses and engage in development activities. The note is automatically convertible into equity and the equipment may be converted into equity in a future ASIP equity financing round of at least $5.0 million. Additionally, the equipment is now being leased to ASIP on a month-to-month basis.

10.    SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS

During the three months ended March 31, 2002, the Company financed the acquisition of equipment or software in the amount of $7.5 million.

During the three months ended March 31, 2002, the Company issued 114,000 shares of restricted Class A common stock, and recorded $2.5 million of deferred stock compensation, to its employees with vesting periods from 18 months to immediate vesting upon the attainment of certain performance criteria in 2002. Also during the three months ended March 31, 2002, a shareholder converted 100,000 shares of the Company’s Class B common stock into the same number of shares of Class A common stock.

Stock Option Exchange Offer—In June 2002, the Company initiated a voluntary stock option exchange program to its employees, officers and board members located in the United States and Europe. The program commenced on June 24, 2002, and as amended in July 2002, participants were able to tender for cancellation stock options to purchase the Company’s Class A common stock that had an exercise price equal to or greater than $13.50 per share for replacement options to purchase Class A common stock to be granted on a date which is at least six months plus one day from the date of cancellation of the tendered options. The cancellation date was August 30, 2002. Pursuant to the offer, the Company accepted for exchange and cancelled options to purchase an aggregate of 1,144,127 shares of the Company’s Class A common stock from 206 eligible participants representing 63% of the options subject to the offer. On March 3, 2003, 718,530 replacement options were granted with an exercise price of $1.98, which was equal to the market price of the Company’s Class A common stock on such date. The remaining terms and conditions of the replacement options, including the vesting schedules, are substantially the same as the terms and conditions of the options cancelled.

MULTILINK TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    RECENTLY ISSUED OR ADOPTED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143, which is effective for the Company on January 1, 2003, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. This differs from prior guidance, which required the liability to be recognized when a commitment plan was put into place. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

* * * *

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of

June 9, 2003

among

MULTILINK TECHNOLOGY CORPORATION

VITESSE SEMICONDUCTOR CORPORATION

and

MARGAUX ACQUISITION CORPORATION

Table of Contents1

[1]	The Table of Contents is not a part of this Agreement.

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of June 9, 2003 among Multilink Technology Corporation, a California corporation (“Company”), Vitesse Semiconductor Corporation, a Delaware corporation (“Parent”), and Margaux Acquisition Corporation, a California corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

RECITALS

A.    Upon the terms and subject to the conditions of this Agreement and in accordance with the California Corporations Code (“California Law”), Parent and Company will enter into a business combination transaction pursuant to which Merger Subsidiary will merge with and into Company (the “Merger”).

B.    It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

C.    The Board of Directors of Parent (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and fair to, advisable and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has approved the issuance of shares of Parent Stock (as defined below) to the shareholders of Company pursuant to the terms of the Merger.

D.    The Board of Directors of Company (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Company and fair to, advisable and in the best interests of, Company and its shareholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend the approval of this Agreement and the Merger by the shareholders of Company.

E.    Concurrently with the execution of this Agreement, and as an inducement to Parent’s and Company’s willingness to enter into this Agreement, certain shareholders of Company are executing a Voting Agreement in substantially the form attached hereto as Exhibit A (the “Voting Agreement”).

F.    Parent, Company and Merger Subsidiary desire to make certain representations and warranties and other agreements in connection with the Merger.

NOW THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01.    Definitions.    (a) The following terms, as used herein, have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal for, or any submission of inquiries from any Third Party relating to (A) any acquisition or purchase, direct or indirect, of 30% or more of the consolidated assets of Company and Company Subsidiaries or over 30% of any class of equity or voting securities of Company or any Company Subsidiaries whose assets, individually or in the aggregate, constitute more than 30% of the consolidated assets of Company, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 30% or more of any class of equity or voting securities of Company or any Company Subsidiaries whose assets, individually or in the aggregate, constitute more than 30% of the consolidated assets of Company or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Company or any Company Subsidiaries whose assets, individually or in the aggregate, constitute more than 30% of the consolidated assets of Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York are authorized or required by law to close.

“Company Balance Sheet” means the consolidated balance sheets of Company as of March 31, 2003 and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means March 31, 2003.

“Company Stock” means the Class A common stock, $.0001 par value, and the Class B common stock, $.0001 par value, of Company.

“Company 10-K” means Company’s annual report on Form 10-K for the fiscal year ended December 31, 2002.

“Company 10-Q” means Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any federal, state, local or foreign law (including, without limitation, common law and any enforceable judicial or administrative interpretation thereof), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or requirement or any agreement with any governmental authority or other third party, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of Company or any Company Subsidiary as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Hazardous Substances” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including, without limitation, petroleum, its derivatives, by-products and other hydrocarbons, and any substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ISRA” means the New Jersey Industrial Site Recovery Act, as amended, and any rules or regulations promulgated thereunder.

“Knowledge” of any Person that is not an individual means the knowledge of such Person’s current executive officers after reasonable inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset other than (a) restrictions on the transfer of securities imposed by federal or state securities laws or this Agreement, (b) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount of which is being contested in good faith by appropriate proceedings, (c) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business, and (d) liens reflected on the Company Balance Sheet and notes thereto, (e) liens created by foreign laws, rules and regulations relating to the transfer of the capital shares of Company Subsidiaries, as applicable, and (f) other Liens incurred in the ordinary course of business not in the aggregate material to Company. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole. Notwithstanding the foregoing, none of the following shall be deemed, singly or in combination, to constitute a Material Adverse Effect with respect to any party: (a) any change in the market price or trading volume of such party’s stock, (b) adverse changes or conditions affecting the telecommunications equipment industry generally or general economic conditions, (c) changes in laws, rules, regulations or accounting requirements or principles and interpretations thereof or (d) any adverse change or effect (including any litigation, loss of employees, cancellation of or delay in customer orders, reductions in revenues or income or disruption of business relationships) arising from or attributable to (i) the announcement or pendency of the Merger, (ii) compliance with the terms or the taking of any action, or omitting to take any action, pursuant to, as required by or in accordance with this Agreement (including Schedule 6.01 hereto) or (iii) the taking of any action by Company after obtaining the written consent or approval of Parent in accordance with this Agreement.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“NJDEP” means the New Jersey Department of Environmental Protection.

“Officer” of any Person means any executive officer of such Person within the meaning of Rule 3b-7 under the 1934 Act.

“Parent Balance Sheet” means the consolidated balance sheets of Parent as of September 30, 2002 and the footnotes therein set forth in Parent’s annual report on Form 10-K for the fiscal year ended September 30, 2002.

“Parent Balance Sheet Date” means September 30, 2002.

“Parent Stock” means the common stock, $0.01 par value, of Parent.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“SEC” means the Securities and Exchange Commission.

“Shareholder” means a holder of record of Company Stock immediately prior to the Effective Time.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any Subsidiary, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any Subsidiary to a Taxing Authority is determined or taken into account with reference to the activities of any other Person and (iii) liability of the Company or any Subsidiary for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including, but not limited to, an indemnification agreement or arrangement).

“Tax Sharing Agreement” means any existing agreement or arrangement (whether or not written) binding the Company or any Subsidiary that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

“Third Party” means any Person as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

Any reference in this Agreement to a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder.

(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adjusted Option	2.04
Allen Matkins	8.10
California Law	Recitals
Certificates	2.03
Closing	2.01
Closing Date	2.01
Code	Recitals
Company	Preamble
Company Intellectual Property	4.20
Company Proxy Statement	4.09
Company Registered Intellectual Property	4.20
Company SEC Documents	4.07
Company Securities	4.05
Company Restricted Shares	2.04
Company Shareholder Meeting	6.02
Company Stock Option	2.04
Company Stock Option Plan	2.04
Company Subsidiaries	4.06
Company Subsidiaries Securities	4.06
Converted Restricted Share	2.04
Effective Time	2.01
Employee Plans	4.18
End Date	10.01
Exchange Agent	2.03
Exchange Ratio	2.02
Indemnified Person	7.03
Intellectual Property	4.20
Merger	Recitals
Merger Consideration	2.02
Merger Subsidiary	Preamble
Multiemployer Plan	4.18
Parent	Preamble
Parent SEC Documents	5.05
Payment Event	11.04
Registration Statement	5.08
Registered Intellectual Property	4.20
Returns	4.17
Superior Proposal	6.03
Surviving Corporation	2.01
Voting Agreement	Recitals
WARN Act	4.18

ARTICLE 2

THE MERGER

Section 2.01.    The Merger.    (a) At the Effective Time (as defined below), Merger Subsidiary shall be merged with and into Company in accordance with California Law, whereupon the separate existence of Merger Subsidiary shall cease, and Company shall be the surviving corporation (the “Surviving Corporation”).

(b)    Company and Merger Subsidiary will file articles of merger with the Secretary of State of California and make all other filings or recordings required by California Law in connection with the Merger as soon as reasonably practicable on or after the Closing Date (as herein defined). The Merger shall become effective at such time (the “Effective Time”) as articles of merger are duly filed with the Secretary of State of California (or at such later time as may be specified in the articles of merger). The closing of the Merger (the “Closing”) shall take place at the office of Allen Matkins Leck Gamble & Mallory LLP, 1901 Avenue of the Stars, Suite 1800, Los Angeles, California, at a time and date to be specified by the parties, which shall be no later than the second business date after the satisfaction or waiver of the conditions set forth in Article 9, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).

(c)    At the Effective Time, the effect of the Merger shall be as provided in this Agreement and applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Company and Merger Subsidiary.

Section 2.02.    Conversion of Shares.    At the Effective Time, (a) except as otherwise provided in Section 2.02(b) or (d), each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive the number of shares of Parent Stock (rounded to the nearest ten-thousandth of a share) equal to the Exchange Ratio. The “Exchange Ratio” shall equal .5493. The shares of Parent Stock to be received as consideration pursuant hereto (together with the cash in lieu of fractional shares of Parent Stock as specified below) are the “Merger Consideration.”

(b)    each share of Company Stock held by Company as treasury stock or owned by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto and each share of Company Stock held by any Company Subsidiary shall remain outstanding; and

(c)    each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)    Notwithstanding 2.02(a), shares of Company Stock outstanding immediately prior to the Effective Time that are eligible for appraisal in accordance with California Law and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares of Company Stock in accordance with California Law shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration. Company shall give Parent prompt notice of any demands properly received by Company for appraisal of shares of Company Stock, and Parent shall have the right to be consulted in connection with all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, not to be unreasonably withheld, Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.03.    Surrender and Payment.    (a) Prior to the Effective Time, Parent shall appoint a reputable bank or trust company reasonably acceptable to Company (it being understood that the transfer agent for Parent Stock, which is currently EquiServe, is an acceptable Exchange Agent and Parent shall promptly notify Company of any change in such transfer agent) to act as exchange agent in the Merger (the “Exchange Agent”) for the purpose of exchanging certificates representing shares of Company Stock (the “Certificates”) for the Merger Consideration. Prior to the Effective Time, Parent will deposit with the Exchange Agent the Merger Consideration to be paid in respect of the shares of Company Stock and any dividends or distributions to which holder of Company Stock may be entitled pursuant to Section 2.03(f). Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time (i) a letter of transmittal (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange and (ii) instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration.

(b)    Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration will receive, upon surrender to the Exchange Agent of a Certificate, together with a properly completed and validly executed letter of transmittal in accordance with the instructions thereto, the Merger Consideration in respect of Company Stock represented by such Certificate. Until so surrendered, each such Certificate shall represent from and after the Effective Time for all corporate purposes, subject to Section 2.03(f) as to the payment of dividends or other distributions, the ownership of the number of full shares of Parent Stock into which such shares of Company Stock shall have been so converted and the right to receive such Merger Consideration and any dividends or distributions payable pursuant to Section 2.03(f).

(c)    If any portion of the Merger Consideration is to be issued to a Person other than the Person in whose name the Certificate is registered, it shall be a condition to such issuance that the Certificate so surrendered shall be properly endorsed and guaranteed or otherwise be in proper form for transfer and that the Person requesting such issuance shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article.

(e)    Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged them for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental authority shall become, to the extent permitted by applicable law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)    No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration with a record date after the Effective Time, and no cash payment in lieu of fractional shares as provided in Section 2.09, shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section. Following such surrender, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.09 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender and with a payment date subsequent to surrender payable with respect to such securities.

Section 2.04.    Stock Options; Restricted Stock.    (a) The terms of each outstanding option (a “Company Stock Option”) to purchase shares of Company Stock under any employee stock option or compensation plan or arrangement of Company (a “Company Stock Option Plan”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, Parent shall assume each Company Stock Option outstanding immediately prior to the Effective Time and each such Company Stock Option shall constitute an option to acquire on the same terms and conditions as were applicable under such Company Stock Option under the plan pursuant to which it was issued and the terms of the stock option agreement by which it is evidenced, the same number of shares of Parent Stock as the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Company Stock Option in full immediately prior to the Effective Time, at a price per share, rounded up to the nearest whole cent, of Parent Stock equal to (A) the aggregate exercise price for the shares of Company Stock otherwise purchasable pursuant to such Company Stock Option divided by (B) the aggregate number of shares of Parent Stock deemed purchasable pursuant to such Company Stock Option (each, as so adjusted, an “Adjusted Option”), provided that any fractional share of Parent Stock resulting from an aggregation of all the shares of a holder subject to Company Stock Option shall be rounded down to the nearest whole share, and provided further that, for any Company Stock Option intended to be an “incentive stock option” (as defined in Section 422 of the Code), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code.

(b)    Each share of Company Stock which is unvested and has been issued pursuant to a Company Stock Option Plan (“Company Restricted Shares”) shall, at the Effective Time, be converted into the right to receive the number of shares of Parent Stock determined pursuant to the Exchange Ratio and the other provisions set forth in Section 2.02 (each share, as so converted, a “Converted Restricted Share”). Each Converted Restricted Share shall be subject to the same terms and conditions as were applicable under each corresponding Company Restricted Share under the applicable Company Stock Option Plan and the terms of the stock issuance agreement by which it is evidenced. It is acknowledged and agreed that if the employment of any holder of Company Restricted Shares is terminated by Company or Surviving Corporation without cause on or after the date of this Agreement, Company’s forfeiture rights shall immediately terminate automatically with respect to all unvested Restricted Shares then held by such holder and such unvested Restricted Shares held by such holder shall immediately vest in full.

(c)    Prior to the Effective Time, Company shall (i) use all reasonable efforts to obtain any consents from (A) holders of options to purchase shares of Company Stock granted under Company’s stock option or compensation plans or arrangements and (B) holder of Restricted Shares, (ii) make any amendments to the terms of such stock option, compensation plans, Restricted Shares or arrangements and (iii) take any other actions that are necessary to give effect to the transactions contemplated by this Section 2.04. Notwithstanding any other provision of this Section 2.04, payment may be withheld in respect of any employee stock option or Restricted Share until such necessary consents are obtained.

(d)    Parent shall take such actions as are necessary for the assumption of the Company Stock Options and Restricted Shares pursuant to this Section 2.04, including the reservation, issuance and listing of Parent Stock as is necessary to effectuate the transactions contemplated by this Section 2.04. Parent shall within 10 business days after the Effective Time prepare and file with the SEC a registration statement on Form S-8 or another appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of Parent Stock subject to the Adjusted Option and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as soon as is reasonably practicable following the Effective Time and maintain the effectiveness of such registration statement covering such Adjusted Option (and to maintain the current status of the prospectus contained therein) for so long as such Adjusted Option remains outstanding.

Section 2.05.    Warrants.    (a) The terms of each outstanding warrant (a “Company Warrant”) to purchase shares of Company Stock under any existing warrant agreement, whether or not exercisable, shall be adjusted as necessary to provide that, at the Effective Time, Parent shall assume each Company Warrant outstanding immediately prior to the Effective Time and each such Company Warrant shall be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under such Company

Warrant, the same number of shares of Parent Stock as the holder of such Company Warrant would have been entitled to receive pursuant to the Merger had such holder exercised such Company Warrant in full immediately prior to the Effective Time, at a price per share of Parent Stock, rounded up to the nearest whole cent, equal to (A) the aggregate exercise price for the shares of Company Stock otherwise purchasable pursuant to such Company Warrant divided by (B) the aggregate number of shares of Parent Stock deemed purchasable pursuant to such Company Warrant (each, as so adjusted, an “Adjusted Warrant”), provided that any fractional share of Parent Stock resulting from an aggregation of all the shares of a holder subject to Company Warrant shall be rounded down to the nearest whole share.

(b)    Prior to the Effective Time, Company shall (i) use all reasonable efforts to obtain any consents from holders of warrants to purchase shares of Company Stock, (ii) make any amendments to the terms of such warrants and (iii) take any other actions that are necessary to give effect to the transactions contemplated by this Section 2.05. Notwithstanding any other provision of this Section 2.05, payment may be withheld in respect of any warrant until such necessary consents are obtained.

Section 2.06.    Employee Stock Purchase Plan.    Immediately prior to the Effective Time, outstanding purchase rights under the Company ESPP shall be exercised for shares of Company Stock in accordance with Section VII.G of the 2000 Employee Stock Purchase Plan (the “Company ESPP”) and the Company ESPP will terminate in accordance with its terms.

Section 2.07.    Survival.    Sections 2.04 and 2.05 will survive the consummation of the Merger and the Effective Time and are intended to benefit and may be enforced by each of the persons who participate in any of the employee benefit plans or who have rights with respect to the securities referred to in those sections, and such sections will be binding on all successors and assigns of Parent and the Surviving Corporation.

Section 2.08.    Adjustments.    The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into or exercisable or exchangeable for Parent Common Stock or Company Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring or having a record date on or after the date hereof and prior to the Effective Time.

Section 2.09.    Fractional Shares.    No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of shares of Company Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash (rounded to the nearest whole cent) without interest determined by multiplying the average closing sale price of a share of Parent Stock on the Nasdaq National Market on the five (5) trading days immediately preceding the Effective Time by the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

Section 2.10.    Withholding Rights.    Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock, Company Stock Option or Company Warrant, as the case may be, in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.11.    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends or distributions pursuant to Section 2.03(f) to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article.

Section 2.12.    Tax Consequences.    For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01.    Articles of Incorporation.    At the Effective Time, (i) the Articles of Incorporation of Company as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation and shall be amended so as to contain the provisions, and only the provisions, contained immediately prior thereto in the Articles of Incorporation of Merger Subsidiary, except for Article I thereof which shall continue to read “The name of this corporation is Multilink Technology Corporation”.

Section 3.02.    Bylaws.    The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

Section 3.03.    Directors and Officers.    From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

Section 3.04.    Additional Actions.    If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Company, or (b) otherwise carry out the provisions of this Agreement, the officers and directors of the Surviving Corporation are authorized to take, and will take, any and all such lawful actions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to Parent, subject to such exceptions as are specifically disclosed in the disclosure letter supplied by Company to Parent dated as of the date hereof, which disclosure shall provide an exception to or otherwise qualify the representations or warranties of Company contained in the section of this Agreement corresponding by number to such disclosure, that:

Section 4.01.    Corporate Existence and Power.    Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and all requisite governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on Company. Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect on Company. Company has heretofore delivered to Parent true and complete copies of the articles of incorporation and bylaws of Company as currently in effect and no amendments have been made to such documents since the date of such delivery. Company is not in violation of any of the provisions of its articles of incorporation or bylaws.

Section 4.02.    Corporate Authorization.    (a)    The execution, delivery and performance by Company of this Agreement and the consummation by Company of the transactions contemplated hereby are within Company’s corporate power and, except for the required approval of Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of Company. The affirmative vote of the holders of at least a majority of the outstanding shares of Company’s Class A common stock, the affirmative vote of the holders of at least a majority of Company’s Class B common stock and the affirmative vote of the holders of at least a majority of the Company Stock, voting together as a single class, are the only votes of the holders of any of Company’s capital stock necessary in connection with the consummation of the Merger. This Agreement constitutes a valid and binding agreement of Company, enforceable against Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)    At a meeting duly called and held, a quorum of Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Company’s shareholders, (ii) unanimously approved and adopted this Agreement and the transactions contemplated hereby and (iii) unanimously resolved (subject to Section 6.03(b)) to recommend approval and adoption of this Agreement by its shareholders.

Section 4.03.    Governmental Authorization.    The execution, delivery and performance by Company of this Agreement and the consummation by Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of the agreement of merger with respect to the Merger with the Secretary of State of California and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable securities laws, whether state or foreign, (iv) compliance with any applicable requirements of the Nasdaq Stock Market (as they relate to the Registration Statement and the Company Proxy Statement), and (v) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Company or to materially impair the ability of Company to consummate the transactions contemplated by this Agreement.

Section 4.04.    Non-contravention.    The execution and delivery by Company of this Agreement do not and the performance of this Agreement and the consummation of the transactions contemplated hereby by Company will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any law, statute, ordinance, rule, regulation, judgment, injunction, order, or decree applicable to Company, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Company or Company Subsidiaries are entitled under any provision of any agreement or other instrument binding upon Company or Company Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Company and Company Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Company or Company Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that would not be reasonably expected to be material to Company or Company Subsidiaries or to impair materially the ability of Company to consummate the transactions contemplated by this Agreement or the ability of Surviving

Corporation to conduct Company’s business as it is currently conducted or contemplated to be conducted under Section 6.01 following such consummation.

Section 4.05.    Capitalization.

(a)    The authorized capital stock of Company consists of 200,000,000 shares of Class A Common Stock, $.0001 par value, of which there were 5,090,609 shares issued and outstanding as of May 1, 2003; 100,000,000 shares of Class B Common Stock, $.0001 par value, of which there were 2,600,000 issued and outstanding as of May 1, 2003; 10,000,000 shares of Preferred Stock, $.0001 par value of which no shares are issued or outstanding. As of May 1, 2003, there were 352,508 shares of Class A Common Stock subject to outstanding warrants. As of May 1, 2003, 5,518,101 shares of Class A Common Stock were reserved for issuance under the Company Stock Option Plans, of which 621,198 shares of Class A Common Stock were issued and outstanding pursuant to exercised options, 2,393,996 shares of Class A Common Stock were subject to outstanding options (of which options to purchase 1,756,842 shares of Class A Common Stock were exercisable) and 2,349,939 shares of Class A Common Stock were available for future grant. As of May 1, 2003, there were reserved for issuance under the Company ESPP 354,525 shares of Class A Common Stock, of which 53,715 shares of Class A Common Stock were issued pursuant to exercised options, and 300,810 shares of Class A Common Stock were available for future issuance. All outstanding shares of capital stock of Company have been, and all shares that may be issued pursuant to Company Stock Option Plans, the Company Warrants and the 2000 Employee Stock Purchase Plan, all as amended, will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable. No outstanding shares of Company Stock are subject to lapsing rights of repurchase, vesting or similar provisions. There are no registration rights and there is no rights plan, voting trust, anti-takeover plan, or other agreement or understanding to which Company is a party, by which it is bound or of which it has Knowledge with respect to any Company Stock or other security of Company. Other than vesting of stock options over time based on continuing service with Company, there are no securities of Company that shall become vested or exercisable based on performance or other contingencies, including the execution and delivery of this Agreement or the consummation of the transactions contemplated herein. No Company Subsidiary owns any shares of Company Stock.

(b)    Except as set forth in this Section 4.05 and for changes since May 1, 2003 resulting from the exercise of employee stock options outstanding on such date, or issuances under the Company ESPP, there are no outstanding (i) shares of capital stock or voting securities of Company, (ii) securities of Company convertible into or exchangeable for shares of capital stock or voting securities of Company or (iii) options or other rights to acquire from Company, or other obligation of Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

Section 4.06.    Subsidiaries.    (a) Schedule 4.06 contains a complete and correct list of all Subsidiaries of Company and their jurisdictions of incorporation (“Company Subsidiaries”), together with a list of each other entity in which Company holds (directly or indirectly) an equity interest, whether voting or otherwise, indicating the name and Company’s equity interest in such entity. All Company Subsidiaries are duly incorporated, validly existing and in good standing under the laws of their jurisdictions of incorporation, have all requisite corporate power and all requisite governmental licenses, authorizations, permits, consents and approvals required to carry on their respective businesses as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually and in the aggregate, a Material Adverse Effect on Company. All Company Subsidiaries are duly qualified to do business as foreign corporations and are in good standing as foreign corporations in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect on Company.

(b)    All of the outstanding capital stock of, or other voting securities or ownership interests in, all Company Subsidiaries, is owned by Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding (i) securities of Company or Company Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in Company Subsidiaries or (ii) options or other rights to acquire from Company or Company Subsidiaries, or other obligation of Company or Company Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, Company Subsidiaries (the items in clauses (i) and (ii) being referred to collectively as the “Company Subsidiaries Securities”). There are no registration rights and there is no voting list, proxy, rights plan, antitakeover plan or other agreement or understanding to which any Company Subsidiary is a party or by which it is bound with respect to any Company Subsidiaries Securities. There are no outstanding obligations of Company or Company Subsidiaries to repurchase, redeem or otherwise acquire any of Company Subsidiaries Securities.

Section 4.07.    SEC Filings.    (a) Company has timely filed all forms, reports, schedules, statements and other documents required to be filed by it since June 19, 2001 under the 1933 Act or 1934 Act. Company has made available to Parent true and complete copies of all documents filed with the SEC since December 31, 2002, including but not limited to (i) Company’s annual report on Form 10-K for its fiscal year ended December 31, 2002, (ii) its quarterly report on Form 10-Q for its fiscal quarter ended March 31, 2003, (iii) its proxy or information statements relating to all meetings of the stockholders of Company (or actions taken without a meeting by such stockholders) since December 31, 2002 and (iv) all of its reports, statements, schedules and registration statements filed with the SEC since December 31, 2002 (collectively, the “Company SEC Documents”). Company has furnished Parent with complete and correct copies of any correspondence with, and inquiries from the SEC with respect to the Company SEC Documents.

(b)    As of its filing date, or, if amended or superceded by a filing prior to the date hereof, on the date of such filing, each Company SEC Document complied, and each such Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)    As of its filing date (or, if amended or superceded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    The Company Subsidiaries are not required to file any forms, reports or other documents with the SEC.

Section 4.08.    Financial Statements.    The audited consolidated financial statements and unaudited condensed consolidated interim financial statements of Company (including related notes) included in the Company SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in conformity with GAAP (except as may be indicated in the notes thereto and except that the unaudited financial statements may not contain certain footnotes as permitted by the rules and regulations of the SEC and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount), and (iii) fairly present, in all material respects, the consolidated financial position of Company and its consolidated Company Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

Section 4.09.    Disclosure Documents.    (a) The proxy or information statement of Company to be filed with the SEC in connection with the Merger (the “Company Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of Company, at the time such shareholders vote on adoption of this Agreement and at the Effective Time, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09(a) will not apply to statements or omissions included in the Company Proxy Statement based upon information furnished to Company in writing by Parent or Merger Subsidiary specifically for use therein.

(b)    None of the information provided by Company for inclusion in the Registration Statement or any amendment or supplement thereto, at the time the Registration Statement or any amendment or supplement becomes effective and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

Section 4.10.    Agreements, Contracts and Commitments.    Neither Company nor any Company Subsidiary is a party to or is bound by:

(a)    any employment, retention or consulting agreement, contract or commitment with any employee or member of Company’s Board of Directors, other than those that are terminable by Company or any Company Subsidiary on no more than thirty (30) days’ notice without liability or financial obligation to Company or otherwise in accordance with the statutory requirements of foreign jurisdictions in which Company Subsidiaries are located.

(b)    any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (with or without the occurrence of any other event) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c)    any agreement of indemnification or any guaranty other than (i) any indemnification obligation of the Company or any Company Subsidiary to its officers or directors and (ii) indemnification provisions included in agreements entered into by Company in the ordinary course of business, which would not, individually or in the aggregate, have a Material Adverse Effect;

(d)    any agreement, contract or commitment containing any covenant limiting in a material manner the right of Company or any Company Subsidiary to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

(e)    any agreement, contract or commitment relating to the disposition or acquisition by Company or any Company Subsidiary after the date of this Agreement of a material amount of assets (including intangible assets) not in the ordinary course of business or pursuant to which Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company Subsidiaries;

(f)    any dealer, distributor, joint marketing or development agreement under which Company or any Company Subsidiary has continuing obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less and, in the case of dealer, distributor or joint marketing agreements, which involve payments by or to Company of $100,000 or more, or any agreement pursuant to which Company or any Company Subsidiary has continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Company or Company Subsidiaries;

(g)    any agreement, contract or commitment to license any third party to manufacture or reproduce any Company product, service or technology or any agreement, contract or commitment to sell, manufacture, test, assemble or distribute any Company products, including any parts or components thereof, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

(h)    any agreement, contract, commitment or license to either (i) acquire or license any material Intellectual Property from any third party or (ii) license or transfer any material Company Intellectual Property to any third party;

(i)    any material mortgages, indentures, guarantees, loans or credit agreements or other agreements or instruments relating to the borrowing of money or extension of credit other than trade payables and receivables;

(j)    any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) other than the termination of leases or disposition of fixed assets in connection with restructuring activities;

(k)    any settlement agreement entered into prior to the date of this Agreement or proposed settlement agreement pursuant to which Company has ongoing payment obligations in excess of $50,000 individually or $200,000 in the aggregate;

(l)    any agreement that obligates Company or any Company Subsidiary to purchase, order or pay for a minimum amount, except for such contracts that require payment by Company of $50,000 or less per year, and in the aggregate involve payments of no more than $200,000; or

(m)    any other agreement, contract or commitment that includes receipts or expenditures of $50,000 or more individually.

Neither Company nor any Company Subsidiaries, nor to Company’s Knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any Company Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any Company Subsidiary is a party or by which it is bound that are required to be disclosed as exceptions to this Section 4.10 (any such agreement, contract or commitment, a “Company Contract”) in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate, except as would not, individually or in the aggregate, be material to Company).

Each Company Contract is valid and binding on Company or its Subsidiaries, as the case may be and, to the Knowledge of Company, on the other parties thereto, and is in full force and effect.

The Company has provided or made available to Parent true, complete and correct copies of (i) all Company Contracts and (ii) all agreements listed as exhibits on the Company 10-K or the Company 10-Q.

Section 4.11.    Absence of Certain Changes.    Since the Company Balance Sheet Date, the business of Company and Company Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

(a)    any event or change that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company;

(b)    any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Company or Company Subsidiaries, or any repurchase, redemption or other acquisition by Company or any Company Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Company or Company Subsidiaries, other than with respect to repurchases from employees on termination of employment of unvested shares of Company Stock made pursuant to the terms of the Company Stock Option Plans;

(c)    any amendment of any material term of any outstanding security of Company or Company Subsidiaries;

(d)    any incurrence, assumption or guarantee by Company or Company Subsidiaries of any material indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

(e)    any creation or other incurrence by Company or Company Subsidiaries of any Lien on any material asset other than in the ordinary course of business consistent with past practices;

(f)    any making of any material loan, advance or capital contributions to or material investment in any Person other than loans, advances or capital contributions to or investments in any Company Subsidiaries in the ordinary course of business consistent with past practices;

(g)    any damage, destruction or other casualty loss (whether or not covered by insurance) materially and adversely affecting the business or assets of Company or Company Subsidiaries;

(h)    any transaction or commitment made, or any contract or agreement entered into, by Company or Company Subsidiaries relating to its assets (including intangible assets) or business (including the acquisition or disposition of any assets) or any relinquishment by Company or Company Subsidiaries of any contract or other right, in either case, material to Company and Company Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

(i)    any change in any method of accounting, accounting principles or practice by Company or Company Subsidiaries, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1934 Act;

(j)    any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of Company or Company Subsidiaries, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) entering into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of Company or Company Subsidiaries, (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of Company or any Company Subsidiary or (v) increase in compensation, bonus or other benefits payable to any director, officer or employee of Company or Company Subsidiaries, other than increases in compensation to non-executive employees in the ordinary course of business consistent with past practices and except as otherwise disclosed pursuant to this Agreement;

(k)    any material Tax election made or changed, any annual tax accounting period changed, any method of tax accounting adopted or changed, any material amended Tax Returns or claims for material Tax refunds filed, any material closing agreement entered into, any material Tax claim, audit or assessment settled, or any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered;

(l)    any revaluation by Company or Company Subsidiaries of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

(m)    any agreement or commitment to do any of the foregoing.

Section 4.12.    No Undisclosed Material Liabilities.    There are no liabilities or obligations of Company or any Company Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and to Company’s Knowledge there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP, other than:

(a)    liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto or in the Company SEC Documents filed prior to the date hereof, and

(b)    liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date that are immaterial in the aggregate.

Section 4.13.    Compliance with Laws and Court Orders.    Company and Company Subsidiaries are and have been in compliance with, and to the Knowledge of Company, no investigation is pending or threatened with respect to and Company has not received notice of any violation of, any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree to which Company is subject.

Section 4.14.    Litigation.    Except as set forth in the Company SEC Documents filed prior to the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the Knowledge of Company, threatened against, Company, Company Subsidiaries, any present or former officer, director or employee of Company or Company Subsidiaries in their capacities as such or any of Company’s or Company Subsidiaries’ respective properties (nor to the Knowledge of Company is there any reasonable basis therefor) before any court or arbitrator or before or by any governmental body, agency or official, domestic, foreign or supranational, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonable be expected to have, individually or in the aggregate, a Material Adverse Effect on Company or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.15.    Finders’ Fees.    Except for Chanin Capital LLC, a copy of whose engagement agreement dated May 19, 2003 has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Company or Company Subsidiaries who might be entitled to any fee or commission from Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.16.    Opinion of Financial Advisor.    Company has received the opinion of Chanin Capital LLC, financial advisor to Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to Company’s shareholders from a financial point of view.

Section 4.17.    Taxes.

(a)    Filing and Payment.    (i) All Tax returns, statements, reports and forms (including estimated tax or information returns and reports) required to be filed with any Taxing Authority with respect to any Tax period (or portion thereof) ending on or prior to the Effective Time by or on behalf of the Company or any Subsidiary (collectively, the “Returns”), have, to the extent required to be filed on or before the date hereof, been filed when due in accordance with all applicable laws (taking into account extensions of time to file that have been properly obtained); (ii) as of the time of filing, the Returns were true and complete in all material respects; and (iii) all Taxes shown as due and payable on the Returns that have been filed have been timely paid, or withheld and remitted to the appropriate Taxing Authority.

(b)    Financial Records.    The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the books of the Company and its Subsidiaries through the date hereof (excluding any provision for deferred income taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carryforwards) are adequate to cover Tax liabilities accruing through the date hereof.

(c)    Procedure and Compliance.    Except as set forth on Schedule 4.17(c), (i) the income and franchise Tax Returns of Company and its Subsidiaries through the Tax year ended December 31, 1998 have been examined and closed or are Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired; and (ii) there is no claim, audit, action, suit, proceeding or investigation now pending or, to the Knowledge of Company, threatened against or with respect to Company or its Subsidiaries in respect of any Tax or Tax asset.

(d)    Taxing Jurisdictions.    Schedule 4.17(d) contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Returns.

(e)    Tax Sharing, Consolidation and Similar Arrangements.    (i) Neither the Company nor any Subsidiary has been a member of an affiliated, consolidated, combined or unitary group other than one of which Company was the common parent; (ii) neither the Company nor any Subsidiary is party to any Tax Sharing Agreement or to any other agreement or arrangement referred to in clause (ii) or (iii) of the definition of “Tax”; and (iii) neither the Company nor any Subsidiary has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of the Company or any Subsidiary affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(f)    Certain Elections, Agreements and Arrangements.    (i) No election has been made under Treasury Regulations Section 301.7701-3 or any similar provision of Tax law to treat any Subsidiary as an association, corporation or partnership; (ii) none of the Company and its Subsidiaries is disregarded as an entity for Tax purposes; and (iii) during the five-year period ending on the date hereof, none of the Company and its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g)    Property and Leases.    Neither the Company nor any Subsidiary owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

Section 4.18.    Employee Benefit Plans.    (a) Schedule 4.18(a) contains a correct and complete list identifying each material “employee benefit plan”, as defined in Section 3(3) of ERISA, and each other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by Company or any Affiliate and covers any employee or former employee of Company or any Company Subsidiary, or with respect to which Company or any Company Subsidiary has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished or made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “Employee Plans”.

(b)    Neither Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any employee plan subject to Title IV of ERISA.

(c)    Neither Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d)    Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and Company is not aware of any event that has occurred since the date of qualification that would reasonably be expected to materially and adversely affect such qualification. Company has made available to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Employee Plan. No material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(e)    The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former Director, Officer, employee, or independent contractor of Company or any Company Subsidiary to severance pay, any bonus, retirement, job security or similar benefit or accelerate the time of payment, vesting or exercise or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or other agreement or arrangement.

(f)    Neither Company nor Company Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of Company or Company Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(g)    There has been no amendment to, written interpretation or announcement (whether or not written) by Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2002.

(h)    Neither Company nor Company Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.

(i)    All contributions and payments accrued under each Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Balance Sheet.

(j)    Other than routine claims for benefits, there is no action, suit, investigation, audit or proceeding pending against or involving or, to the Knowledge of Company, threatened against or involving, any Employee Plan before any court or arbitrator or any state, federal or local governmental body, agency or official.

(k)    Schedule 4.18(k) sets forth for (i) each present employee of the Company or any of its Subsidiaries and (ii) those employees expected to be terminated prior to Closing, in each case without identifying such employees by name, a correct and complete list identifying the current annual compensation rate (including bonus), current base salary rate, accrued bonus, accrued sick leave, accrued vacation benefits, maximum potential severance costs associated with the termination of the employee and the location of the employee. Schedule 4.18(k) sets forth for each employee of the Company or any of its Subsidiaries terminated within 90 days prior to the date hereof the severance paid to such employees. Company has paid or accrued on its balance sheet all such severance amounts, and has paid or will pay all severance or other benefits required by any applicable rule, statute, or regulation in every applicable jurisdiction.

(l)    The Company has complied in all material respects with the requirements of the Workers Adjustment and Retraining Notification Act (“WARN Act”) with respect to its employees.

(m)    There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of Company or any Company Subsidiaries that, individually or collectively, would entitle any employee or former employee to any severance or other payment solely as a result of the transactions contemplated hereby, or could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code.

Section 4.19.    Environmental Matters.    (a) Except as set forth in Company SEC Documents filed prior to the date hereof and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company:

(i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of Company, is threatened by any governmental entity or other Person (nor, to the Company’s Knowledge, is there any reasonable basis therefor) with respect to any matters relating to Company or any Company Subsidiary and relating to or arising out of any Environmental Law;

(ii) Company and each Company Subsidiary have all Environmental Permits necessary for their operations to be in compliance with all Environmental Laws, and are otherwise in compliance with all Environmental Laws and the terms of all Environmental Permits;

(iii) no Hazardous Substance has been discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or released at any property now or previously owned, leased or operated by the Company or any Subsidiary;

(iv) there are no liabilities or obligations of or relating to Company or any Company Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law and, to Company’s Knowledge, there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

(b)    There has been no environmental investigation, study, audit, test, review or other analysis conducted of which Company has Knowledge in relation to the current or prior business of Company or Company Subsidiaries or any property or facility now or previously owned, leased, or operated by Company or Company Subsidiaries that has not been delivered to Parent at least five days prior to the date hereof.

(c)    Neither Company nor any Company Subsidiary owns, leases or operates any real property, or conducts any operations, in New Jersey or Connecticut.

(d)    For purposes of this Section 4.19, the terms “Company” and “Subsidiary” shall include any entity that is, in whole or in part, a predecessor of Company or Company Subsidiaries.

Section 4.20.    Company Intellectual Property.    For the purposes of this Agreement, the following terms have the following definitions:

“Intellectual Property” shall mean any or all of the following and all rights in, arising, out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Company Intellectual Property” shall mean any Intellectual Property that is owned by, licensed to, or used by Company or Company Subsidiaries that is material to the business of Company and Company Subsidiaries, taken as a whole.

“Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Company or Company Subsidiaries.

(a)    Section 4.20 of Company Schedules is a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered.

(b)    No Company Intellectual Property or product or service of Company or Company Subsidiaries is subject to any outstanding decree, order, judgment, stipulation or settlement restricting in any manner the use, transfer, or licensing thereof by Company or Company Subsidiaries, or is presently subject to any court or administrative proceeding which may materially and adversely affect the validity, use or enforceability of such Company Intellectual Property.

(c)    Company owns and has good and exclusive title to, or has license to use (sufficient for the conduct of its business as currently conducted), each item of Company Intellectual Property or other Intellectual Property used by Company or Company Subsidiaries free and clear of any Lien; and Company or Company Subsidiaries is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Company and Company Subsidiaries, including the sale of any products or the provision of any services by Company and Company Subsidiaries.

(d)    To the extent that any Intellectual Property has been developed or created by a third party for Company or Company Subsidiaries, Company has a written agreement with such third party with respect thereto and Company thereby either (i) has obtained ownership of, and is the exclusive owner of such Intellectual Property, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is reasonably possible to do so.

(e)    Neither Company nor Company Subsidiary has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Company Intellectual Property that is owned or exclusively licensed by Company, to any third party.

(f)    The operation of the business of Company and Company Subsidiaries as such business currently is conducted, including Company’s and Company Subsidiaries’ design, development, manufacture, marketing and sale of the products or services of Company and Company Subsidiaries (including products currently under development) has not, does not and, to the Knowledge of Company, will not infringe or misappropriate the Intellectual Property of any third party.

(g)    Neither Company nor Company Subsidiaries has received notice from any third party that the operation of the business of Company or Company Subsidiaries or any act, product or service of Company or

Company Subsidiaries, may infringe or misappropriate the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(h)    To the Knowledge of Company, no person has infringed or misappropriated in any material respect or is infringing or misappropriating in any material respect any Company Intellectual Property that is owned or exclusively licensed by Company.

(i)    Company and Company Subsidiaries have taken reasonable steps to protect Company’s and Company Subsidiaries’ rights in Company’s confidential information and trade secrets or any trade secrets or confidential information of third parties provided to Company or Company Subsidiaries, and, without limiting the foregoing, each of Company and Company Subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in a form provided to Parent and all current and former employees and contractors of Company and Company Subsidiaries have executed such an agreement.

Section 4.21.    Consents.    Schedule 4.21 sets forth each agreement, contract, undertaking or other instrument (including, without limitation, any Company Contract) to which Company or Company Subsidiaries are a party that require consent, approval or other action by any Person (i) as a result of the execution, delivery or performance of this Agreement, (ii) before assignment of such agreement, or (iii) upon a change of control. Schedule 4.21 also sets forth any agreement, contract, undertaking or other instrument which, as a result of the execution, delivery or performance of this Agreement or as a result of the Merger will cancel or terminate or may be canceled or terminated, or which will require the payment of any fee, penalty or other amount in excess of $25,000.

Section 4.22.    Reorganization.    To the Knowledge of Company, neither Company nor any affiliate of Company has taken or is aware of any fact with respect to Company or its affiliates that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Company subject to the exceptions specifically disclosed in the disclosure letter supplied by Parent to Company dated as of the date hereof, which disclosure shall provide an exception to or otherwise qualify the representations or warranties of Company contained in the section of this Agreement corresponding by number to such disclosure, that:

Section 5.01.    Corporate Existence and Power.    Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate powers and all requisite governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent is duly qualified to do business as a foreign corporation and is in good standing as a foreign corporation in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent has heretofore delivered to Company true and complete copies of the certificate of incorporation and bylaws of Parent and analogous documents of Merger Subsidiary as currently in effect and no amendments have been made to such documents since the date of such delivery. Parent is not in violation of any of the provisions of its certificate of incorporation or bylaws and Merger Subsidiary is not in violation of any of the provisions of its articles of incorporation or bylaws.

Section 5.02.    Corporate Authorization.    The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate power of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary. Assuming due authorization, execution and delivery of this Agreement by Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. No approval of the stockholders of Parent is necessary to consummate the transactions contemplated by this Agreement.

Section 5.03.    Governmental Authorization.    The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of the agreement of merger with respect to the Merger with the Secretary of State of California and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other securities laws, whether state or foreign, and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or materially to impair the ability of Parent to consummate the transactions contemplated by this Agreement.

Section 5.04.    Non-contravention.    The execution and delivery by Parent and Merger Subsidiary of this Agreement and the performance of this Agreement by Parent and Merger Subsidiary will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any law, rule, statute, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or to impair materially the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

Section 5.05.    SEC Filings.    (a) Parent has timely filed all forms, reports, schedules, statements and other documents required to be filed by it since September 30, 2000 under the 1933 Act and 1934 Act. Parent has made available to the Company (i) its annual report on Form 10-K for its fiscal year ended September 30, 2002, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended December 31, 2002 and March 31, 2003, (iii) its proxy or information statements relating to meetings of or actions taken without a meeting by Parent’s stockholders held since September 30, 2002, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since September 30, 2002 (collectively, the “Parent SEC Documents”).

(b)    As of its filing date or, if amended or superceded by a filing prior to the date hereof, on the date of such filing, each Parent SEC Document complied, and each Parent SEC Document filed after the date hereof and prior to the Closing will comply as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.

(c)    As of its filing date, (or, if amended or superceded by a filing prior to the date hereof, on the date of such filing) each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed after the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 5.06.    Financial Statements.    The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including the notes thereto) included in the Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in conformity with GAAP (except as may be indicated in the notes thereto and except that the unaudited financial statements may not contain certain footnotes as permitted by the rules and regulations of the SEC and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount), and (iii) fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Parent Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

Section 5.07.    No Undisclosed Material Liabilities.    There are no liabilities or obligations of Parent or any Parent Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and to Parent’s Knowledge, there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP, other than:

(a)    liabilities or obligations disclosed and provided for in the balance sheet or in the notes thereto or in the Parent SEC Documents filed prior to the date hereof, and

(b)    liabilities or obligations incurred in the ordinary course of business consistent with past practices since March 31, 2003.

Section 5.08.    Disclosure Documents.    (a) None of the information provided by Parent for inclusion in the Company Proxy Statement or any amendment or supplement thereto, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of Company and at the time the shareholders vote on adoption of this Agreement and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)    The Registration Statement of Parent to be filed with the SEC with respect to the offering of Parent Stock in connection with the Merger (the “Registration Statement”) and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the requirements of the 1933 Act and the 1934 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The representations and warranties contained in this Section 5.08 will not apply to statements or omissions in the Registration Statement or any amendment or supplement thereto based upon information furnished to Parent or Merger Subsidiary by Company in writing specifically for use therein.

Section 5.09.    Absence of Certain Changes.    Since Parent Balance Sheet Date and except as disclosed in the Parent SEC Documents, the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been any event, occurrence, development or state of circumstances or facts that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.10.    Finders’ Fees.    There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Parent Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.11.    Validity Of Shares.    The Parent Stock to be issued in connection with the Merger has been duly authorized by all requisite corporate action and, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable and not subject to preemptive rights.

Section 5.12.    Litigation.    Except as set forth in the Parent SEC Documents filed prior to the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the Knowledge of Parent, threatened against, Parent, any Parent Subsidiary or any of their respective properties (nor to the Knowledge of Parent is there any reasonable basis therefor) before any court or arbitrator or before or by any governmental body, agency or official, domestic, foreign or supranational, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 5.13.    Compliance with Laws and Court Orders.    Parent and Parent’s Subsidiaries are and have been in compliance with, and to the Knowledge of Parent, no investigation is pending or threatened with respect to and neither Parent nor any of its Subsidiaries has received notice of any violation of, any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree to which Parent or any of its Subsidiaries is subject.

Section 5.14.    Reorganization.    To the Knowledge of Parent, neither Parent nor any affiliate of Parent has taken or is aware of any fact with respect to Parent or its affiliates that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.15.    Section 16 Matters.    To the Knowledge of Parent, no officer, director or employee of Company will be subject to the reporting requirements of Section 16(a) of the Exchange Act as a result of their service to Parent immediately after the Effective Time.

ARTICLE 6

COVENANTS OF COMPANY

Company agrees that:

Section 6.01.    Conduct of Company.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, unless Parent shall have otherwise consented in writing, and except as contemplated by this Agreement or as specified in Schedule 6.01, Company and all Company Subsidiaries shall conduct their respective business operations in the ordinary course consistent with past practice and in accordance with all applicable laws and regulations and pay or provide for all of their liabilities and obligations (including, without limitation, all customers, suppliers, licensors, and licensees), in each case, in an orderly fashion so as to attempt to reasonably conserve the cash and cash equivalents available to the Surviving Corporation; and shall use all reasonable efforts to preserve intact the Company’s and all Company Subsidiaries’ business organizations and relationships. Company agrees to advise Parent promptly in writing of all material developments relating to the conduct of the business of Company and

Company Subsidiaries, including the commencement or resolution of legal proceedings before any court or arbitrator or before or by any governmental body, agency or official involving Company or Company Subsidiaries, disposition of material tangible and intangible assets and satisfaction of material liabilities. Without limiting the generality of the foregoing, without the prior written consent of Parent, and except as contemplated by this Agreement or disclosed in Schedule 6.01, from the date hereof until the Effective Time, Company shall not, and shall not permit any Company Subsidiaries, to:

(a)    permit, adopt or propose any change to its articles of incorporation or bylaws;

(b)    merge or consolidate with any other Person or acquire a material amount of stock or assets of any other Person;

(c)    [Intentionally left blank]

(d)    sell, lease, license, transfer or otherwise dispose of any material subsidiary or any material amount of assets, securities or property, tangible or intangible, except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice;

(e)    take any action that would be reasonably likely to make any representation and warranty of Company hereunder inaccurate in any material and adverse respect at, or as of any time prior to, the Effective Time or omit to take any action reasonably necessary to prevent any such representation or warranty from being inaccurate in any material and adverse respect at any such time;

(f)    waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(g)    purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or any Company Subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof or forfeitures of unvested shares of Company Stock in connection with the termination of the employment relationship with any employee pursuant to any stock issuance agreement in effect on the date hereof under Company’s 2000 Stock Incentive Plan;

(h)    issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible or exchangeable securities, other than (i) the issuance, delivery, sale of shares of Company Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement and (ii) the granting of stock options (and the issuance of Company Stock upon exercise thereof), in the ordinary course of business and consistent with past practices, in an amount not to exceed options to purchase (and the issuance of Company Stock upon exercise thereof) 50,000 shares in the aggregate (provided that, the vesting of any options issued pursuant to this clause (ii) shall not accelerate upon the closing of the Merger);

(i)    incur any indebtedness for borrowed money in excess of $100,000 in the aggregate or guarantee any such indebtedness of another Person, issue or sell any debt securities or options (other than stock options granted pursuant to subsection (h) above), warrants, calls or other rights to acquire any debt securities of the Company or any Company Subsidiaries, enter into any “keep well” or other agreements to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(j)    except as contemplated by this Agreement, (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) in an amount that exceeds $100,000 in the aggregate, other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, of liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of the Company included in Company SEC Documents or as disclosed pursuant to this Agreement (including Schedule 6.01 hereto), or (ii) waive the benefits of, agree to modify in any material manner, terminate, release any Person from any confidentiality or similar agreement to which the Company or any Company Subsidiaries is a party;

(k)    incur or enter into any agreement, contract or commitment requiring the Company to pay in excess of $50,000 individually or $100,000 in the aggregate in any 12 month period other than in the ordinary course of business;

(l)    grant any increase in compensation or any severance or termination pay to any employee, except as required by applicable law or pursuant to written agreements in effect or policies existing on the date hereof and as previously disclosed in writing to Parent or pursuant to this Agreement (including Schedule 6.01 hereto) or except to non-executive employees in the ordinary course consistent with past practice, or adopt any new severance, retention or change in control plan;

(m)    terminate any employee, except as contemplated by this Agreement (including Schedule 6.01 hereto)or with the approval of Parent, such approval not to be unreasonably withheld;

(n)    declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; or

(o)    agree or commit to do any of the foregoing.

Section 6.02.    Shareholder Meeting; Proxy Material.    Promptly after the Registration Statement is declared effective under the Securities Act, in accordance with California Law and its Articles of Incorporation and Bylaws, Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger. Subject to Section 6.03(b), the Board of Directors of Company shall unanimously recommend approval and adoption of this Agreement and the Merger by Company’s shareholders. In connection with such meeting, Company will (i) promptly prepare and file with the SEC, use all reasonable efforts to have cleared by the SEC and thereafter mail to its shareholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, (ii) subject to Section 6.03(b), use all reasonable efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby and (iii) otherwise comply with all legal requirements applicable to such meeting.

Section 6.03.    No Solicitation.    (a) Subject to paragraphs (b) through (d) of this Section 6.03, neither Company nor any Company Subsidiaries shall, nor shall Company or any Company Subsidiary authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) solicit, initiate or take any action to encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to Company or Company Subsidiaries or afford access to the business, properties, assets, books or records of Company or Company Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Company or Company Subsidiaries or (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, or other agreement with respect to an Acquisition Proposal.

(b)    Notwithstanding the foregoing, the Board of Directors of Company, directly or indirectly through advisors, agents or other intermediaries, may (i) engage in negotiations or discussions with any Third Party that, subject to Company’s compliance with Section 6.03(a), has made a Superior Proposal or, (ii) furnish to such

Third Party that has made a Superior Proposal nonpublic information relating to Company or Company Subsidiaries pursuant to a confidentiality agreement with terms no less favorable to Company than those contained in the Confidentiality Agreement dated as of April 10, 2003 between Company and Parent, (iii) following receipt of such Superior Proposal, take and disclose to its shareholders a position contemplated by Rule 14e-2(a) under the 1934 Act or otherwise recommend the Superior Proposal and make disclosure to them, (iv) following receipt of such Superior Proposal, fail to make, withdraw, or modify in a manner adverse to Parent its recommendation to its shareholders referred to in Section 6.02 hereof and/or (v) take any non-appealable, final action ordered to be taken by Company by any court of competent jurisdiction, but in each case referred to in the foregoing clauses (i) through (iv) only if the Board of Directors of Company determines in good faith by a majority vote after consultation with outside legal counsel to Company, that it must take such action to comply with its fiduciary duties under applicable law.

(c)    The Board of Directors of Company shall not take any of the actions referred to in clauses (i) through (iv) of the preceding subsection unless Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by Company (or any of its advisors) of any unsolicited inquiry or Acquisition Proposal or of any request for information relating to Company or Company Subsidiaries or for access to the business, properties, assets, books or records of Company or Company Subsidiaries by any Third Party that Company reasonably believes may be considering making, or has made, an Acquisition Proposal. Company shall provide such notice in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal or request. Company shall keep Parent fully informed, on a current basis, of the status and material details of any such Acquisition Proposal, indication or request. In addition to the foregoing, Company shall provide Parent with at least forty-eight (48) hours prior notice (or such lesser notice as provided to the members of Company’s Board of Directors but in no event less than eight hours) of any meeting of Company’s Board of Directors at which Company’s Board of Directors is reasonably expected to consider a Superior Proposal. Company shall, and shall cause Company Subsidiaries and the advisors, employees and other agents of Company and any Company Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of confidential information about Company that was furnished by or on behalf of Company to return or destroy all such information.

(d)    “Superior Proposal” means any bona fide, written Acquisition Proposal for any of the following transactions (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transactions involving Company pursuant to which the shareholders of Company immediately preceding such transaction hold less than 51% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Company of assets representing in excess of 51% of the fair market value of Company’s business immediately prior to such sale; or (iii) the acquisition by any person or group, directly or indirectly, of beneficial ownership or right to acquire beneficial ownership of shares representing in excess of 51% of the voting power of the then outstanding shares of capital stock of Company, in each case on terms that the Board of Directors of Company determines in good faith by a majority vote, after consultation with its financial advisor and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and timing and conditions to consummation, are more favorable and provide greater value to Company’s shareholders than as provided hereunder and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of Company.

Section 6.04.    Tax Matters.    (a) Without the prior written consent of Parent, neither the Company nor Company Subsidiaries shall make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended Tax Returns or claims for Tax refunds, enter into any closing agreement, surrender any Tax claim, audit or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of the Company or Company Subsidiaries.

(b)    Company and the Company Subsidiaries will establish in the ordinary course of business and consistent with past practices, reserves adequate for the payment of all Taxes for the period from the date hereof through the Closing Date.

Section 6.05.    WARN Covenant; Employment Law Covenant.    Without complying fully with the notice and other requirements of the WARN Act, the Company shall not, and shall not permit any Company Subsidiary to, effectuate (i) a “plant closing” as defined in the WARN Act affecting any site of employment or one or more facilities or operating units within any site of employment of the Company; or (ii) a “mass layoff” as defined in the WARN Act affecting any site of employment of the Company; or any similar action under applicable state or local law requiring notice to employees in the event of a plant closing or layoff. The Company shall not, and shall not permit any Company Subsidiary to, effectuate any layoff, reduction in force, or other termination of any employee without compliance with all applicable local, national or international rules, regulations, statutes or other requirements regarding the termination of employees applicable to such action.

Section 6.06.    Required Consents.    Company shall obtain each of the consents required in connection with the consummation of the transactions contemplated hereby identified in Schedule 6.06 to this Agreement.

Section 6.07.    NJDEP Filings.    Prior to the Effective Time, Company shall, in respect each property owned, leased or operated in New Jersey, either (i) obtain from NJDEP a Letter of Non-Applicability under ISRA for such property, or (ii) provide evidence (in a form satisfactory to Parent in its sole discretion) of full compliance with the requirements of ISRA. In each of the foregoing cases, prior to providing any documents or other information to the NJDEP with respect to this Agreement or the transactions contemplated hereby, Parent shall have the right to review and approve the form and substance of any such documents or other information.

Section 6.08.    Atrium Sublease.    Company shall exercise the early termination option contained in Section 7.3 of the Sublease Agreement between IMS Health Incorporated (Sublessor) and Company (Sublessee) related to the property located at 300 Atrium Drive, Franklin Township, NJ (12,663 rsf on the 2nd floor).

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01.    Conduct of Parent.    Parent agrees that, from the date hereof until the Effective Time, Parent and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and in accordance with applicable laws and regulations and shall use their best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time:

(a)    Parent will not, and will not permit any of its Subsidiaries to, (i) take any action that would make any representation and warranty of Parent hereunder, inaccurate in any material respect at, or as of any time prior to, the Effective Time; or (ii) omit to take any action necessary to prevent any such representation or warranty, from being inaccurate in any material respect at any such time; and

(b)    Parent will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

Section 7.02.    Obligations of Merger Subsidiary.    Parent will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03.    Director and Officer Liability.    Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)    For six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of Company (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by California Law, any other applicable laws, as provided under Company’s articles of incorporation and bylaws in effect on the date hereof and as provided under the indemnification agreements between the Indemnified Persons and Company as in effect as of the date of this Agreement, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. The Articles of Incorporation and Bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in Company’s Articles of Incorporation and Bylaws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Person. Without in any way limiting the foregoing and for the sake of clarity, as of the Effective Time, Parent will assume all rights, duties and obligations under Company’s existing indemnification agreements with its officers, directors and employees.

(b)    If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(c)    The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of Company or Company Subsidiaries, or under California Law or any other applicable laws or under any agreement of any Indemnified Person with Company or Company Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(d)    From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time, directors’ and officers’ liability insurance on terms with respect to amount and coverage no less favorable than those maintained by the Company as of the Closing Date, to the extent directors’ and officers’ liability insurance coverage is commercially available; provided, however, that the Surviving Corporation shall not be required to pay aggregate premiums for such insurance in excess of $400,000 (in addition to amounts Company intends, pursuant to Schedule 6.01, to expend prior to Closing for such insurance). In the event any future premiums payable by the Surviving Corporation for such insurance exceed, in the aggregate, $400,000, the Surviving Corporation shall be entitled to reduce the amount of such coverage to the amount of coverage that can be obtained for an aggregate premium equal $400,000.

Section 7.04.    Registration Statement.    Parent shall promptly prepare and file the Registration Statement under the 1933 Act with the SEC, in which Company Proxy Statement will be included, and shall use reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Parent shall promptly take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Parent Stock in the Merger. Notwithstanding the foregoing, if prior to the date that the Registration Statement is declared effective, Parent shall enter into an agreement with a third party which Parent’s Board of Directors, based upon the advice of counsel, reasonably determines in good faith would be required to be disclosed in the Registration Statement, and pursuant to which Parent agrees to engage in a strategic transaction, the value of which is reasonably determined to be in excess of $500 million, Parent shall promptly notify Company in writing of such agreement. If, when and as a result of entering into such agreement, Parent’s Board of Directors reasonably determines in good faith, upon the advice of counsel, that it would be advisable and in the best interests of Parent’s stockholders to reasonably delay having the Registration Statement declared effective by the SEC, Parent shall upon notifying Company of such agreement, further notify Company of such determination. Thereafter, Parent shall use reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent shall, following the delivery of the notice pertaining to any agreement as described herein, keep Company reasonably apprised as to the status of the Merger hereunder. Furthermore, the provisions of this Section 7.04 shall not otherwise affect, nor in any way relieve, Parent of any of its obligations under this Agreement.

Section 7.05.    Employee Matters.    For not less than one year following the Effective Time, Parent shall cause the Surviving Corporation to maintain compensation and employee benefits plans and arrangements and perquisites for employees of the Company and its Subsidiaries as of the Effective Time that, in the aggregate, are substantially similar to those provided to similarly situated employees of Parent. Without limiting the generality of the foregoing, (i) to the extent that any employee of the Company or any of the Company Subsidiaries becomes eligible to participate in any employee benefit plan of Parent after the Effective Time, Parent, the Surviving Corporation and their Subsidiaries shall credit such employee’s service with the Company or the Company Subsidiaries, to the same extent as such service was credited under the similar employee benefit plans of the Company and the Company Subsidiaries immediately prior to the Effective Time, for purposes of determining eligibility to participate in and vesting under, and for purposes of calculating the benefits under such employee benefit plan of Parent, and (ii) to the extent permitted by such employee benefit plan of Parent and applicable law, Parent, the Surviving Corporation and their Subsidiaries shall waive any pre-existing condition limitations, waiting periods or similar limitations under such employee benefit plan of Parent and shall provide each such employee with credit for any co-payments previously made and any deductibles previously satisfied.

Section 7.06.    Nasdaq Listing.    Prior to the Closing, and if required, Parent shall take such actions as are reasonably necessary to cause the shares of Parent Stock issued and issuable in the Merger to be listed on the principal exchange or quotation system on which Parent Stock is then currently traded.

ARTICLE 8

COVENANTS OF PARENT AND COMPANY

The parties hereto agree that:

Section 8.01.    Reasonable Efforts.    Subject to the terms and conditions of this Agreement, Company and Parent will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, if required by the HSR Act, each of Parent and Company agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten business days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

Section 8.02.    Certain Filings.    Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Proxy Statement and the Registration Statement, (ii) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement or the Registration Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 8.03.    Public Announcements.    Parent and Company will receive the prior written consent from the other party before issuing any press release or making any public statement with respect to this Agreement, or the Merger or an Acquisition Proposal and, except as may be required by applicable law or any stock exchange or Nasdaq rule, will not issue any such press release or make any such public statement prior to obtaining such written consent.

Section 8.04.    Further Assurances.    At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05.    Access to Information.    From the date hereof until the Effective Time and subject to applicable law, Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of Company (including access to perform physical examinations and to take samples of the soil, groundwater, air, products or other areas as desired by Parent), (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Company. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by Company hereunder or the conditions to the obligations of the parties to consummate the Merger.

Section 8.06.    Notices of Certain Events.    Each of Company and Parent shall promptly notify the other of:

(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)    any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

(c)    any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting Company or any Company Subsidiary or Parent or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement.

(d)    the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (ii) any material failure of Parent and Merger Subsidiary or Company, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.07.    Confidentiality.    Company and Parent shall continue to be bound by the provisions of the Confidentiality Agreements between Parent and Company dated April 10, 2003.

Section 8.08.    Affiliates.    Schedule 8.08 identifies all known Persons who may be deemed affiliates of Company under Rule 145 of the 1933 Act. Company shall use its reasonable best efforts to obtain a written agreement from each Person who may be so deemed as soon as practicable and, in any event, at least 30 days prior to the Effective Time, substantially in the form of Exhibit B hereto.

Section 8.09.    401(k) Plan.    Company agrees to terminate or amend its 401(k) Plan, in accordance with reasonable directions from Parent, effective immediately prior to the Effective Time. If Company’s 401(k) Plan is terminated, Parent agrees to take, or cause to be taken, such actions as are necessary to permit participants in Company’s 401(k) Plans to roll over their accounts under such plans, after the Effective Time (and after completion of the termination of Company’s 401(k) Plan), into a qualified plan or plans maintained by Parent.

Section 8.10.    Tax-free Reorganization.    At or prior to the filing of the Registration Statement, Company shall use reasonable efforts to cause Allen Matkins Leck Gamble & Mallory LLP (“Allen Matkins”), counsel to Company, to deliver to it a tax opinion satisfying the requirements of Regulation S-K promulgated under the 1933 Act to the effect that the discussion of the material federal income tax consequences of the Merger in the Registration Statement, to the extent it constitutes descriptions of legal matters or legal conclusions, is accurate in all material respects. In connection with such tax opinion, each of Parent, Merger Subsidiary and Company agrees to provide, or cause to be provided, to Allen Matkins the representation letters substantially in the forms attached hereto as Exhibit C.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01.    Conditions to Obligations of Each Party.    The obligations of Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a)    this Agreement shall have been approved and adopted by the shareholders of Company in accordance with California Law;

(b)    any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

(c)    no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger;

(d)    the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

(e)    all actions by or in respect of, or filings with, any governmental body, agency, official or authority, domestic, foreign or supranational, required to permit the consummation of the Merger shall have been taken, made or obtained; and

(f)    there shall not have been instituted or pending any action or proceeding (or any investigation or other inquiry that might result in such action or proceeding) by any government or governmental authority or agency, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger, or (ii) seeking to restrain or prohibit Parent’s ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of Company and Company Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of Company Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole.

Section 9.02.    Conditions to the Obligations of Parent and Merger Subsidiary.    The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)    (i) Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Company contained in this Agreement and in any certificate or other writing required to be delivered by Company pursuant hereto shall be true (disregarding each exception therein for materiality and Material Adverse Effect) at and as of the Effective Time as if made at and as of such time except for (A) changes contemplated by this Agreement, (B) those representations and warranties, that address matters only as of a particular date (which shall remain true and current as of such date) and (C) such exceptions in each case as would not have a Material Adverse Effect on Company; (iii) no Material Adverse Effect with respect to Company has occurred and (iv) Parent shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of Company to the foregoing effect;

(b)    Shareholders holding at least 82% of the shares of Company’s Class B Common Stock shall have consented to the Merger; and

(c)    Company shall have delivered a certification dated not more than 30 days prior to the Effective Time and signed by Company to the effect that Company is not, nor has it been within five years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code.

Section 9.03.    Conditions to the Obligations of Company.    The obligations of Company to consummate the Merger are subject to the satisfaction of the following further condition:

(a)    (i) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent contained in this Agreement and in any certificate or other writing required to be delivered by Parent pursuant hereto shall be true (disregarding each exception therein for materiality and Material Adverse Effect) at and as of the Effective Time as if made at and as of such time except for (A) changes contemplated by this Agreement, (B) those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such date) and (C) such exceptions in each case as would not have a Material Adverse Effect on Parent (iii) no Material Adverse Effect with respect to Parent has occurred and (iv) Company shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of Parent to the foregoing effect.

(b)    Company shall have received an opinion of Allen Matkins, dated as of the Effective Time, in form and substance reasonably satisfactory to Company, on the basis of certain facts, representations and assumptions set forth in such opinion, to the effect that the Merger will be treated for United States federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and Company shall be parties to the reorganization within the meaning of Section 368(b) of the Code. In rendering the tax opinion described in this paragraph, Allen Matkins shall be entitled to rely upon representation letters of officers of Parent, Merger Subsidiary and Company substantially in the forms attached hereto as Exhibit D.

ARTICLE 10

TERMINATION

Section 10.01.    Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of Company:

(a)    by mutual written agreement of Company and Parent;

(b)    by either Company or Parent, if:

(i)    the Merger has not been consummated on or before October 31, 2003 (the “End Date”), provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii)    there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Company or Parent from consummating the Merger is entered and such judgment, injunction, judgment or order shall have become final and nonappealable; or

(iii)    Company’s shareholders shall have failed to approve and adopt this Agreement in accordance with California Law at the Company Shareholder Meeting (or any adjournment thereof).

(c)    by Parent, if:

(i)    a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date;

(ii)    Company shall have willfully and materially breached its obligations under Section 6.03; or

(iii)    The Board of Directors of Company shall have failed to call the Company Shareholder Meeting in accordance with Section 6.02, or, pursuant to Section 6.03(b)(iv), shall have failed to make or withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of this Agreement or the Merger; or

(d)    by Company, if (i) a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date, (ii) if Parent has willfully and materially breached its obligations under Section 7.04, or (iii) prior to the approval of this Agreement and the Merger by Company’s shareholders, Company shall have received an Acquisition Proposal on terms and conditions which Company’s Board of Directors determines, after receiving the advice of its outside counsel, that to proceed with the Merger would violate the fiduciary duties of Company’s Board of Directors to Company’s shareholders.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party specifying the subparagraph of this Article 10 providing grounds for such termination and certifying that such party’s Board of Directors has approved termination of this Agreement.

Section 10.02.    Effect of Termination.    If this Agreement is terminated pursuant to Section 10.01, and except as provided in Section 11.04, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto, provided that, if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02 and Sections 8.07, 11.04, 11.06, 11.08 and 11.09 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01.    Notices.    All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

Vitesse Semiconductor Corporation

741 Calle Plano

Camarillo, CA 93012

Fax: (805) 388-7565

with a copy to:

Francis S. Currie, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, CA 94025

Fax: (650) 752-2111

if to Company, to:

Multilink Technology Corporation

300 Atrium Drive

2nd Floor

Somerset, NJ 08873-4105

Fax: (732) 805-9177

with a copy to:

Mark J. Kelson, Esq.

Allen Matkins Leck Gamble & Mallory LLP

1901 Avenue of the Stars

Suite 1800

Los Angeles, CA 90067-6019

Fax: (310) 788-2410

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m., and such day is a business day, in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 11.02.    Survival of Representations and Warranties.    The representations and warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement, except for the agreements that by their terms survive the Effective Time and as provided for in Section 10.02 with respect to termination.

Section 11.03.    Amendments; No Waivers.    (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after the adoption of this Agreement by the shareholders of Company and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for any shares of capital stock of Company.

(b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 11.04.    Expenses.    (a) Except as otherwise provided in this Section, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the printing and filing of the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

(b)    If a Payment Event (as hereinafter defined) occurs, Company shall pay Parent (by wire transfer of immediately available funds), if, pursuant to (x) below, simultaneously with the occurrence of such Payment Event or, if pursuant to (y) below, within two Business Days following such Payment Event, a fee of one million dollars. Furthermore, if a Payment Event occurs, Company shall reimburse Parent (by wire transfer of immediately available funds), no later than ten business days after such Payment Event, for 100% of its reasonable out-of-pocket fees and expenses (including reasonable fees and expenses of its counsel and accountants) incurred by Parent directly in connection with this Agreement and the transactions contemplated hereby.

“Payment Event” means the termination of this Agreement pursuant to (x) Section 10.01(b)(iii) if, prior to any such termination, a Third Party shall have publicly announced an Acquisition Proposal or (y) Section 10.01(c)(iii) or 10.01(d)(iii) if, prior to any such termination, a Third Party shall have made an Acquisition Proposal.

(c)    Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any costs and expenses reasonably incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against Company for such amount.

Section 11.05.    Successors and Assigns.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of their wholly-owned subsidiaries, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment will not relieve Parent or Merger Subsidiary of its obligations hereunder.

Section 11.06.    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to the conflicts of law rules of such state.

Section 11.07.    Jurisdiction.    Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in the State of California or any California state court, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.08.    Waiver of Jury Trial.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 11.09.    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Except as provided in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 11.10.    Entire Agreement.    This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. Without limiting the effect of the foregoing, except as expressly set forth in Articles 4 and 5, none of the parties is making or shall be deemed to have made any representation or warranty of any kind, either express or implied.

Section 11.11.    Captions.    The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 11.12.    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13.    Specific Performance.    The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of California or any California state court, in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MULTILINK TECHNOLOGY CORPORATION

By:	/s/ RICHARD N. NOTTENBURG
	Name: Title:	Richard N. Nottenburg President and Chief Executive Officer

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ LOUIS R. TOMASETTA
	Name: Title:	Louis R. Tomasetta President & CEO

Margaux Acquisition Corporation

By:	/s/ LOUIS R. TOMASETTA
	Name: Title:	Louis R. Tomasetta President & CEO

ANNEX B

VOTING AGREEMENTS

VOTING AGREEMENT

AGREEMENT, dated as of June 9, 2003 between Vitesse Semiconductor Corporation, a Delaware corporation (“Buyer”), and certain shareholders of Multilink Technology Corporation identified on Schedule A to this Agreement (each a “Shareholder” and collectively the “Shareholders”).

WHEREAS, in order to induce Buyer and Margaux Acquisition Corporation to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Multilink Technology Corporation, a California corporation (the “Company”), Buyer has requested Shareholder, and Shareholder has agreed, to enter into this Agreement with respect to all shares of Class A and Class B common stock, par value $0.0001 per share, of the Company that Shareholder beneficially now owns or may hereafter acquire prior to the termination of this Agreement and all such shares over which Shareholder has voting control (the “Shares”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

GRANT OF PROXY; VOTING AGREEMENT

Section 1.01.    Voting Agreement.    Each Shareholder hereby agrees to vote all Shares that Shareholder is entitled to vote at the time of any vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto (the “Company Approval Matters”) at any meeting of the Shareholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the Shareholders of the Company. Each Shareholder hereby agrees that it will vote any Shares in such manner as Buyer may direct with respect to all other proposals submitted to the Company’s Shareholders that relates to the Company Approval Matters. Each Shareholder hereby agrees that it will not vote any Shares in favor of the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict any Shareholder from acting in such Shareholder’s capacity as a director or officer of the Company (it being understood that this Agreement shall apply to Shareholder solely in Shareholder’s capacity as a Shareholder of the Company).

Section 1.02.    Irrevocable Proxy.    Each Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, Shareholder hereby grants a proxy appointing Buyer as the Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Shareholder’s name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Buyer or its proxy or substitute shall, in Buyer’s sole discretion, deem proper with respect to the Shares. The proxy granted by Shareholder pursuant to this Article 1 is irrevocable and is granted in consideration of Buyer entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by Shareholder shall be revoked upon termination of this Agreement in accordance with its terms.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder severally represents and warrants to Buyer, solely with respect to such Shareholder that:

Section 2.01.    Corporation Authorization.    If the Shareholder is an entity, the execution, delivery and performance by Shareholder of this Agreement and the consummation by Shareholder of the transactions contemplated hereby are within the corporate powers of Shareholder and have been duly authorized by all necessary corporate action. If the Shareholder is married and the Shares set forth on the signature page hereto opposite such Shareholder’s name constitute community property under applicable necessary corporate action. If the Shareholder is married and the Shares set forth on the signature page hereto opposite such Shareholder’s name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Shareholder’s spouse. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement. This Agreement constitutes a valid and binding Agreement of Shareholder.

Section 2.02.    Non-Contravention.    The execution, delivery and performance by Shareholder of this agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Shareholder, (ii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to the Shareholder, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration under any provision of any agreement or other instrument binding on Shareholder or (iv) result in the imposition of any Lien on any asset of, or Shares beneficially owned by, such Shareholder.

Section 2.03.    Ownership of Shares.    Except as noted on the signature page hereto, Shareholder is the record and beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares). Except as noted on the signature page hereto, none of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.04.    Total Shares.    Except for the Shares set forth on the signature page hereto, Shareholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Shareholder:

Section 3.01.    Corporation Authorization.    The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Buyer.

ARTICLE 4

COVENANTS OF SHAREHOLDER

Each Shareholder hereby covenants and agrees that:

Section 4.01.    No Proxies for or Encumbrances on Shares.    Except pursuant to the terms of this Agreement, Shareholder shall not, without the prior written consent of Buyer, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of this Agreement. Shareholder shall not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding that would be effected prior to the Closing and agrees to notify Buyer promptly, and to provide all details requested by Buyer, if Shareholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

Section 4.02.    Other Offers.    Shareholder agrees that it and its subsidiaries (if applicable) are persons for whom the Company is obligated not to authorize or permit certain actions pursuant to Section 6.03(a) of the Merger Agreement, and such Shareholder agrees that it and its subsidiaries (if applicable) shall not, and shall use their reasonable best efforts to cause their officers, directors, employees or other agents not to, directly or indirectly, take any action described in Section 6.03(a) of the Merger Agreement without written authorization or permission of the Company. For purposes of clarification, any action taken by Shareholder upon authorization of the Company in accordance with the terms of Section 6.03 of the Merger Agreement shall not be deemed to be a violation of this Agreement.

Section 4.03.    Appraisal Rights.    Shareholder agrees not to exercise any rights (including, without limitation, under Chapter 13 of the General Corporation Law of California) to demand appraisal of any Shares which may arise with respect to the Merger.

Section 4.04.    Conversion.    Shareholder shall not, without the prior written consent of Buyer, convert or elect to convert any shares of Class B common stock of the Company that the Shareholder beneficially now owns or may hereafter acquire prior to the termination of this Agreement into shares of Class A common stock of the Company.

ARTICLE 5

MISCELLANEOUS

Section 5.01.    Further Assurances.    Buyer and Shareholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.02.    Amendments; Termination.    Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the termination of the Merger Agreement in accordance with its terms.

Section 5.03.    Expenses.    All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.04.    Successors and Assigns.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Buyer may transfer or assign its rights and obligations to any Affiliate of Buyer.

Section 5.05.    Governing Law.    This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

Section 5.06.    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 5.07.    Severability.    If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.08.    Specific Performance.    The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 5.09.    Capitalized Terms.    Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ LOUIS R. TOMASETTA
Name: Louis R. Tomasetta
Title: President and CEO

By:	/s/ RICHARD N. NOTTENBURG
Name: Richard N. Nottenburg

Class of Stock	Shares Owned
Class A	5,000
Class B	634,000

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ LOUIS R. TOMASETTA
Name: Louis R. Tomasetta
Title: President and CEO

JENS ALBERS

By:	/s/ RICHARD N. NOTTENBURG, Trustee
Name: Richard N. Nottenburg
Title: Trustee under Amended and Restated Voting Trust Agreement dated March 8, 1999

Class of Stock	Shares Owned
Class B	848,000

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ LOUIS R. TOMASETTA
Name: Louis R. Tomasetta
Title: President and CEO

BRENTWOOD AFFILIATES FUND III, L.P. By: BRENTWOOD IX VENTURES, LLC, Its General Partner

By:	/s/ G. BRADFORD JONES
Name: G. Bradford Jones
Title: Managing Member

Class of Stock	Shares Owned
Class A	56,100

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ LOUIS R. TOMASETTA
Name: Louis R. Tomasetta
Title: President and CEO

BRENTWOOD ASSOCIATES IX, L.P. By: BRENTWOOD IX VENTURES, LLC, Its General Partner

By:	/s/ G. BRADFORD JONES
Name: G. Bradford Jones
Title: Managing Member

Class of Stock	Shares Owned
Class A	1,813,900

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ LOUIS R. TOMASETTA
Name: Louis R. Tomasetta
Title: President and CEO

REDPOINT VENTURES I, L.P. By: REDPOINT VENTURES I, LLC, Its General Partner

By:	/s/ G. BRADFORD JONES
Name: G. Bradford Jones
Title: Managing Director

Class of Stock	Shares Owned
Class A	170,000

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ LOUIS R. TOMASETTA
Name: Louis R. Tomasetta
Title: President and CEO

REDPOINT ASSOCIATES I, LLC By: REDPOINT VENTURES I, LLC, Its Manager

By:	/s/ G. BRADFORD JONES
Name: G. Bradford Jones
Title: Managing Director

Class of Stock	Shares Owned
Class A	6,000

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ LOUIS R. TOMASETTA
Name: Louis R. Tomasetta
Title: President and CEO

REDPOINT TECHNOLOGY PARTNERS A-1, L.P. By: Redpoint Ventures I, LLC, Its General Partner

By:	/s/ G. BRADFORD JONES
Name: G. Bradford Jones
Title: Managing Director

Class of Stock	Shares Owned
Class A	480

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ LOUIS R. TOMASETTA
Name: Louis R. Tomasetta
Title: President and CEO

REDPOINT TECHNOLOGY PARTNERS Q-1, L.P. By: REDPOINT VENTURES I, LLC, Its General Partner

By:	/s/ G. BRADFORD JONES
Name: G. Bradford Jones
Title: Managing Director

Class of Stock	Shares Owned
Class A	23,520

SCHEDULE A

•	Richard N. Nottenburg
•	Jens Albers
•	Brentwood Affiliates Fund III, L.P.
•	Brentwood Associates IX, L.P.
•	Redpoint Ventures I, L.P.
•	Redpoint Associates I, LLC
•	Redpoint Technology Partners A-1, L.P.
•	Redpoint Technology Partners Q-1, L.P.

VOTING AGREEMENT

AGREEMENT, dated as of June 9, 2003 between Vitesse Semiconductor Corporation, a Delaware corporation (“Buyer”), and Northrop Grumman Space & Mission Systems Corporation, a Delaware corporation, a shareholder of Multilink Technology Corporation (“Shareholder”).

WHEREAS, in order to induce Buyer and Margaux Acquisition Corporation to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Multilink Technology Corporation, a California corporation (the “Company”), Buyer has requested Shareholder, and Shareholder has agreed, to enter into this Agreement with respect to all shares of Class A and Class B common stock, par value $0.0001 per share, of the Company that Shareholder beneficially now owns or may hereafter acquire prior to the termination of this Agreement (the “Shares”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

GRANT OF PROXY; VOTING AGREEMENT

Section 1.01.    Voting Agreement.    Shareholder hereby agrees to vote all Shares that Shareholder is entitled to vote at the time of any vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger (the “Company Approval Matters”) at any meeting of the Shareholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), are submitted for the consideration and vote of the Shareholders of the Company. Each Shareholder hereby agrees that it will vote any Shares in such manner as Buyer may direct with respect to all other proposals submitted to the Company’s Shareholders that relates to the Company Approval Matters, other than calling any meeting of shareholders. Each Shareholder hereby agrees that it will not vote any Shares in favor of the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, or (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict any Shareholder from acting in such Shareholder’s capacity as a director or officer of the Company (it being understood that this Agreement shall apply to Shareholder solely in Shareholder’s capacity as a Shareholder of the Company).

Section 1.02.    Irrevocable Proxy.    Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, Shareholder hereby grants a proxy appointing Buyer as the Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Shareholder’s name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Buyer or its proxy or substitute shall, in Buyer’s sole discretion, deem proper with respect to the Shares. The proxy granted by Shareholder pursuant to this Article 1 is irrevocable and is granted in consideration of Buyer entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by Shareholder shall be revoked upon termination of this Agreement in accordance with its terms.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder represents and warrants to Buyer that:

Section 2.01.    Corporation Authorization.    If the Shareholder is an entity, the execution, delivery and performance by Shareholder of this Agreement and the consummation by Shareholder of the transactions contemplated hereby are within the corporate powers of Shareholder and have been duly authorized by all necessary corporate action. If the Shareholder is married and the Shares set forth on the signature page hereto opposite such Shareholder’s name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Shareholder’s spouse. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement. This Agreement constitutes a valid and binding Agreement of Shareholder.

Section 2.02.    Non-Contravention.    The execution, delivery and performance by Shareholder of this agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Shareholder, (ii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to Shareholder, (iii) require any consent or other action by any Person under, or constitute a default under, any provision of any agreement or other instrument binding on Shareholder or (iv) result in the imposition of any Lien on any Shares beneficially owned by, such Shareholder.

Section 2.03.    Ownership of Shares.    Shareholder is the record and beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares). None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.04.    Total Shares.    Except for the Shares set forth on the signature page hereto, Shareholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Shareholder:

Section 3.01.    Corporation Authorization.    The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Buyer.

ARTICLE 4

COVENANTS OF SHAREHOLDER

Each Shareholder hereby covenants and agrees that:

Section 4.01.    No Proxies for or Encumbrances on Shares.    Except pursuant to the terms of this Agreement, Shareholder shall not, without the prior written consent of Buyer, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of this Agreement. Shareholder shall not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding.

Section 4.02.    Conversion.    Shareholder shall not, without the prior written consent of Buyer, convert or elect to convert any shares of Class B common stock of the Company that the Shareholder beneficially now owns or may hereafter acquire prior to the termination of this Agreement into shares of Class A common stock of the Company.

ARTICLE 5

MISCELLANEOUS

Section 5.01.    Further Assurances.    Buyer and Shareholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.02.    Amendments; Termination.    Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the termination of the Merger Agreement in accordance with its terms.

Section 5.03.    Expenses.    All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.04.    Successors and Assigns.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Buyer may transfer or assign its rights and obligations to any Affiliate of Buyer.

Section 5.05.    Governing Law.    This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

Section 5.06.    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 5.07.    Severability.    If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.08.    Specific Performance.    The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 5.09.    Capitalized Terms.    Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ LOUIS R. TOMASETTA
Name: Louis R. Tomasetta
Title: President and CEO

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORPORATION

By:	/s/ KATHLEEN M. SALMAS
Name: Kathleen M. Salmas
Title: Secretary

Class of Stock	Shares Owned
Class A	125,000
Class B	570,000

ANNEX C

11100 Santa Monica Blvd
8th Floor
Los Angeles, CA 90025
Tel 310.445.4010
Fax 310.445.4028

330 Madison Avenue
11th Floor
New York, NY 10017
Tel 212.758.2629
Fax 212.758.2628

5605 North MacArthur Blvd.
Suite 1019
Irving, TX 75038
Tel 214.596.9933
Fax 214.596.9944

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Tel 020.7887.6088
Fax 020.7887.6098

June 9, 2003

Special Committee of the Board of Directors

Multilink Technology Corporation

300 Atrium Drive, 2nd Floor

Somerset, NJ 08873

Members of the Special Committee:

We understand that Vitesse Semiconductor Corporation (“Vitesse”), Margaux Acquisition Corporation, a wholly owned subsidiary of Vitesse (“Merger Sub”), and Multilink Technology Corporation (the “Company”) propose to enter into an Agreement and Plan of Merger (the “Agreement”) whereby Merger Sub shall merge with and into the Company (the “Merger”). In the Merger, all of the issued and outstanding shares of (i) the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”); and (ii) the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”, and, collectively with the Class A Common Stock, the “Company Common Stock”), will be converted into the right to receive 0.5493 (the “Exchange Ratio”) of a share of Vitesse common stock, par value $0.01 per share (“Vitesse Common Stock”), together with cash in lieu of fractional shares of Vitesse Common Stock on the terms set forth in the Agreement (the “Merger Consideration”), except for those shares of Company Common Stock held by the Company as treasury stock or owned by Vitesse, which shall be canceled. We also understand that certain shareholders of the Company (the “Specified Shareholders”) are entering into a voting agreement (the “Voting Agreement”) with Vitesse in connection with the transactions contemplated by the Agreement.

The Special Committee of the Board of Directors

Multilink Technology Corporation

June 9, 2003

You have requested our opinion as to the fairness of the Merger Consideration, from a financial point of view, to the holders of the Company’s Class A Common Stock and Class B Common Stock, individually and as a whole (other than Vitesse or its subsidiaries).

In arriving at our opinion, we have reviewed such materials and considered such financial and other factors as we deemed relevant under the circumstances including, among others, the following:

(i)	a draft, dated June 6, 2003 of the Agreement (including the disclosure letters to the Agreement);

(ii)	certain publicly-available historical financial and operating data for the Company, including, but not limited to, (a) the Company’s Form 10-K for the fiscal years ended December 31, 2000, 2001 and 2002; (b) the Company’s Form 10-Q for the quarter ended March 31, 2003; (c) the Company’s Proxy Statement for the Annual Meeting of Stockholders held on May 28, 2003; and (d) the Company’s unaudited internal financial statements for the month ended April 30, 2003;

(iii)	certain internal financial statements and other financial and operating data concerning the Company including, among others, a liquidation analysis and financial forecasts, prepared by management of the Company;

(iv)	historical stock market prices and trading volumes for the Company’s Class A common stock;

(v)	certain publicly-available historical financial and operating data for Vitesse including, but not limited to, (a) Vitesse’s Form 10-K for the fiscal years ended September 30, 2000, 2001 and 2002; (b) Vitesse’s Form 10-Q for the quarter ended March 31, 2003; (c) Vitesse’s Form 10-Q for the quarter ended December 31, 2002; and (d) Vitesse’s Proxy Statement for the Annual Meeting of Stockholders held on January 28, 2003;

(vi)	certain internal financial statements and other financial and operating data, including, among others, financial forecasts concerning Vitesse, prepared by management of Vitesse;

(vii)	historical stock market prices and trading volumes for Vitesse Common Stock;

(viii)	publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed reasonably similar to that of the Company;

(ix)	the financial terms of certain recent transactions we deemed relevant to our inquiry; and

(x)	such other financial studies, analyses and investigations that we deemed appropriate.

We have assumed, with your consent, that the Agreement, when executed, will conform to the draft of the Agreement that we reviewed (and referred to above) in all respects material to our analysis.

In arriving at our opinion, we have reviewed and analyzed certain publicly available business and financial information relating to the Company and Vitesse, as well as certain internal financial and operations information and reports prepared by the management of the Company and Vitesse. We have met with the senior management of the Company at their headquarters. We have also discussed with the senior management of the Company and the senior management of Vitesse: (i) the past and current operating and financial condition of the Company and Vitesse; (ii) the prospects for their businesses, including their estimates of such businesses’ future financial

The Special Committee of the Board of Directors

Multilink Technology Corporation

June 9, 2003

performance; and (iii) such other matters as we deemed relevant, including among others, the process undertaken in connection with the Merger. We have also performed such other financial studies, analyses and investigations and reviewed such other information as we considered appropriate for purposes of this opinion. We did not, however, participate in any negotiations leading up to the Merger.

In connection with our review and analysis and in formulating our opinion, we have relied upon the accuracy and completeness of the financial and other information that is publicly available or was provided to us by the Company and Vitesse and we have not undertaken, obtained or assumed responsibility for, independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Vitesse. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Agreement will be obtained without any adverse effect on the Company, Vitesse or any of their subsidiaries, or on the contemplated benefits of the transactions contemplated by the Agreement. With your consent, we have relied on the advice the Company has received from its legal counsel and accountants as to all legal, tax and accounting matters relating to Vitesse, the Company and the transactions contemplated by the Agreement.

With respect to the financial forecasts provided to us by senior management of the Company and Vitesse, we have assumed with your consent that such information (and the assumptions and bases therefore) has been reasonably prepared on a basis reflecting each management’s best currently available estimate and judgment as to the future financial performance of the Company and Vitesse, as applicable. Our opinion is predicated on the Merger qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and the consummation of the Merger on the terms described in the Agreement without any waiver of any material term or condition by the Company. Further, our opinion is necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

We shall receive a fee from the Company in connection with rendering our opinion, which fee is not conditioned upon consummation of the Merger. In addition, the Company has agreed to reimburse us for our out-of-pocket expenses and to indemnify us for certain liabilities arising out of our being engaged to render this opinion.

In arriving at our opinion, we were not requested or authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets. We have not been engaged to address, nor does our opinion address, nor should it be construed to address, the relative merits of the Merger as compared to other transactions or alternative business strategies that may be available to the Company. We express no opinion or view with respect to the Voting Agreement entered into by the Specified Shareholders. In addition, this opinion does not in any manner address the prices at which Vitesse Common Stock may trade following consummation of the Merger.

It is understood that this letter and the opinion expressed herein are for the use of the Special Committee of the Board of Directors of the Company, and the Board of Directors of the Company may also rely on this letter and the opinion expressed herein in its evaluation of the Merger. This opinion does not constitute a recommendation to the stockholders of the Company as to how such stockholders should vote in connection with the Merger or as to any other action such stockholders should take regarding the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner, without our prior

The Special Committee of the Board of Directors

Multilink Technology Corporation

June 9, 2003

written consent; except that the Company may include this opinion in its entirety in any materials relating to the Merger sent to the Company’s stockholders and filed with the Securities and Exchange Commission.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration is fair to the holders of the Company’s Class A Common Stock and Class B Common Stock, individually and as a whole (other than Vitesse or its subsidiaries) from a financial point of view.

Very truly yours,

/s/    Chanin Capital L.L.C.

Chanin Capital L.L.C.

ANNEX D

Chapter 13 of the California General Corporation Law

1300.    RIGHT TO REQUIRE PURCHASE—“DISSENTING SHARES” AND “DISSENTING SHAREHOLDER” DEFINED.

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

•	(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301,1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

•	(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

•	(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

•	(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

1301.    DEMAND FOR PURCHASE.

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

1302.    ENDORSEMENT OF SHARES.

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303.    AGREED PRICE—TIME OF PAYMENT.

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304.    DISSENTER’S ACTION TO ENFORCE PAYMENT.

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305.    APPRAISERS’ REPORT—PAYMENT—COSTS.

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306.    DISSENTING SHAREHOLDERS’ STATUS AS CREDITOR.

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307.    DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308.    CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309.    TERMINATION OF DISSENTING SHAREHOLDER STATUS.

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

1310.    SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION.

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311.    EXEMPT SHARES.

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312.    ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1312.    CONVERSION DEEMED TO CONSTITUTE REORGANIZATION FOR PURPOSES OF CHAPTER.

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this Chapter in accordance with and to the extent provided in Section 1159.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

Exculpation.    Section 102(b)(7) of the Delaware Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit. The Vitesse amended and restated certificate of incorporation limits the personal liability of a director to Vitesse and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

Indemnification.    Section 145 of the Delaware Law permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors, officers, employees or agents against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite the adjudication of liability. The Vitesse amended and restated certificate of incorporation and the Vitesse bylaws provide for indemnification of directors, officers, employees or agents for any liability incurred in their official capacity to the fullest extent permissible under Delaware Law.

Insurance.    The directors and officers of Vitesse are insured under a policy of directors’ and officers’ liability insurance.

Merger Agreement Provisions Relating to Multilink Directors and Officers.    Under the merger agreement, Vitesse has agreed to cause the surviving corporation, for six years after the merger, to indemnify all directors and officers of Multilink to the fullest extent permitted by law, as provided under Multilink’s articles of incorporation and bylaws in effect as of the date of the merger agreement, and under the indemnification agreements between such persons and Multilink in effect as of the date of the merger agreement, for all acts or omissions prior to the merger by such individuals in such capacities. Vitesse has also agreed to cause the surviving corporation to provide, for six years after the merger, directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the merger covering each person currently covered by the directors’ and officers’ liability insurance policy of Multilink on terms and in amounts no less favorable than those of the policies of Multilink, provided that Vitesse will not be required to pay aggregate premiums for the insurance in excess of $400,000 (in addition to up to $600,000 that Multilink is permitted to pay prior to closing of the merger for such insurance). Vitesse has agreed to cause the surviving corporation to maintain charter and bylaw provisions with respect to indemnification and advancement of expenses that are at least as favorable to the intended beneficiaries as those contained in the amended and restated articles of incorporation and amended and restated bylaws of Multilink as in effect on the date the merger agreement was signed.

Item 21.    Exhibits and Financial Statement Schedules.

(a)	List of Exhibits

Exhibit Number		Description

2.1		Agreement and Plan of Merger dated as of June 9, 2003 among Multilink Technology Corporation, Vitesse Semiconductor Corporation and Margaux Acquisition Corporation (included as Annex A to the Proxy Statement/Prospectus contained in the Registration Statement).

3.1	(2)	Certificate of Incorporation of Registrant, as amended to date.

3.2	(1)	Bylaws of Registrant, as amended to date.

3.3		Certificate of Designation of Series A Participating Cumulative Preferred Stock of Vitesse Semiconductor Corporation (previously filed).

4.1	(1)	Specimen of Registrant’s Common Stock Certificate.

4.2	(2)	Indenture, dated as of March 13, 2000, between the Registrant and State Street Bank and Trust Company of California, N.A., as Trustee.

4.3	(4)	Rights Agreement dated as of March 3, 2003 between Vitesse Semiconductor Corporation and Equiserv Trust Company, N.A. as Rights Agent.

5		Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered (previously filed).

8.1		Opinion of Allen Matkins Leck Gamble & Mallory LLP regarding certain federal income tax consequences relating to the merger (previously filed).

10.1	(1)	1989 Stock Option Plan.

10.2	(1)	1991 Stock Option Plan.

10.3	(1)	1991 Employee Stock Purchase Plan.

10.4	(1)	1991 Directors’ Stock Option Plan.

10.5	(3)	2001 Stock Incentive Plan.

23.1		Consent of Deloitte & Touche LLP.

23.2		Consent of KPMG LLP.

23.3		Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 5 to this Registration Statement).

23.4		Consent of Allen Matkins Leck Gamble & Mallory LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).

24.1		Power of Attorney (previously filed).

99.1		Form of Multilink Technology Corporation Class A Proxy (previously filed).

99.2		Form of Multilink Technology Corporation Class B Proxy (previously filed).

(1)	Incorporated by reference from the Registrant’s registration statement on Form S-1 (File no. 33-43548), effective December 10, 1991.
(2)	Incorporated by reference from the Registrant’s quarterly report on Form 10-Q for the period ended March 31, 2000.
(3)	Incorporated by reference from the Registrant’s registration statement on Form S-8 (File no. 333-55466), effective February 13, 2001.
(4)	Incorporated by reference for the Registrant’s registration statement on Form 8-A (file number 080-19654) filed March 5, 2003.

Item 22.    Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camarillo, State of California, on July 16, 2003.

VITESSE CORPORATION

(Registrant)

By:	/s/ LOUIS R. TOMASETTA
Louis R. Tomasetta, Ph.D., President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Louis R. Tomasetta	President and Chief Executive Officer (Principal Executive Officer)	July 16, 2003

* Eugene F. Hovanec	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	July 16, 2003

* Vincent Chan	Director	July 16, 2003

* James A. Cole	Director	July 16, 2003

* Alex Daly	Director	July 16, 2003

* John C. Lewis	Chairman of the Board of Directors	July 16, 2003

By:	/s/ LOUIS R. TOMASETTA

Louis R. Tomasetta Attorney-in-Fact

*	An asterisk denotes execution by Louis R. Tomasetta as Attorney-in-Fact.

EXHIBIT INDEX

Exhibit Number		Description

2.1		Agreement and Plan of Merger dated as of June 9, 2003 among Multilink Technology Corporation, Vitesse Semiconductor Corporation and Margaux Acquisition Corporation (included as Annex A to the Proxy Statement/Prospectus contained in the Registration Statement).

3.1	(2)	Certificate of Incorporation of Registrant, as amended to date.

3.2	(1)	Bylaws of Registrant, as amended to date.

3.3		Certificate of Designation of Series A Participating Cumulative Preferred Stock of Vitesse Semiconductor Corporation (previously filed).

4.1	(1)	Specimen of Registrant’s Common Stock Certificate.

4.2	(2)	Indenture, dated as of March 13, 2000, between the Registrant and State Street Bank and Trust Company of California, N.A., as Trustee.

4.3	(4)	Rights Agreement dated as of March 3, 2003 between Vitesse Semiconductor Corporation and Equiserv Trust Company, N.A. as Rights Agent.

5		Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered (previously filed).

8.1		Opinion of Allen Matkins Leck Gamble & Mallory LLP regarding certain federal income tax consequences relating to the merger (previously filed).

10.1	(1)	1989 Stock Option Plan.

10.2	(1)	1991 Stock Option Plan.

10.3	(1)	1991 Employee Stock Purchase Plan.

10.4	(1)	1991 Directors’ Stock Option Plan.

10.5	(3)	2001 Stock Incentive Plan.

23.1		Consent of Deloitte & Touche LLP.

23.2		Consent of KPMG LLP.

23.3		Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 5 to this Registration Statement).

23.4		Consent of Allen Matkins Leck Gamble & Mallory LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).

24.1		Power of Attorney (previously filed).

99.1		Form of Multilink Technology Corporation Class A Proxy (previously filed).

99.2		Form of Multilink Technology Corporation Class B Proxy (previously filed).

(1)	Incorporated by reference from the Registrant’s registration statement on Form S-1 (File no. 33-43548), effective December 10, 1991.
(2)	Incorporated by reference from the Registrant’s quarterly report on Form 10-Q for the period ended March 31, 2000.
(3)	Incorporated by reference from the Registrant’s registration statement on Form S-8 (File no. 333-55466), effective February 13, 2001.
(4)	Incorporated by reference for the Registrant’s registration statement on Form 8-A (file number 080-19654) filed March 5, 2003.